                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration Number: 333-70048

PROSPECTUS

                             EQUISTAR CHEMICALS, LP
                          EQUISTAR FUNDING CORPORATION

                                  $700,000,000
                                 OFFER TO ISSUE

                                   REGISTERED
                         10 1/8% SENIOR NOTES DUE 2008

                                IN EXCHANGE FOR

                                ALL OUTSTANDING
                         10 1/8% SENIOR NOTES DUE 2008

THE NEW NOTES:                            THE EXCHANGE OFFER:

 .  will be freely tradeable;              .  expires at 5:00 p.m., New York
                                             City time, on November 14, 2001,
 .  are substantially identical to            unless extended; and
   the outstanding notes;
                                          .  is not conditioned on any minimum
 .  will accrue interest at the same          aggregate principal amount of
   rate per annum as the outstanding         outstanding notes being tendered.
   notes payable semi-annually in
   arrears on each March 1 and            IN ADDITION, YOU SHOULD NOTE THAT:
   September 1, beginning March 1,
   2002;                                  .  all outstanding notes that are
                                             validly tendered and not validly
 .  will be unsecured and will rank           withdrawn will be exchanged for
   equally with outstanding notes            an equal principal amount of new
   that are not exchanged and all            notes that are registered under
   other unsecured and                       the Securities Act of 1933;
   unsubordinated indebtedness but
   will effectively be junior to all      .  tenders of outstanding notes may
   our secured indebtedness to the           be withdrawn any time before the
   extent of the value of the assets         expiration of the exchange offer;
   securing that indebtedness; and           and

 .  will not be listed on any              .  the exchange of new notes for
   securities exchange or on any             outstanding notes in the exchange
   automated dealer quotation                offer should not be a taxable
   system.                                   event for U.S. federal income tax
                                             purposes.

  YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 11 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NEW NOTES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 12, 2001.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................   11
Use of Proceeds...........................................................   20
Capitalization............................................................   21
Our Owners................................................................   22
Selected Historical Consolidated Financial and Operating Data.............   24
The Exchange Offer........................................................   26
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   36
Disclosure of Market and Regulatory Risk..................................   47
Industry Overview.........................................................   48
About Equistar Chemicals, LP..............................................   52
Our Management............................................................   64
Ownership.................................................................   68
Description of the Partnership Agreement..................................   69
Description of the Parent Agreement.......................................   78
Related Party Transactions................................................   81
Description of Other Indebtedness.........................................   87
Description of New Notes..................................................   90
United States Federal Income Tax Consequences.............................  129
Book-Entry, Delivery and Form.............................................  136
Registration Rights Agreement.............................................  139
Plan of Distribution......................................................  142
Legal Matters.............................................................  143
Experts...................................................................  143
Forward-looking Information...............................................  144
Where You Can Find More Information.......................................  145
Index to Consolidated Financial Statements................................  F-1

  This prospectus is part of a registration statement we filed with the SEC.

  .You should rely only on the information or representations provided in this prospectus.

  . We have not authorized any person to provide information in this prospectus other than that provided in this prospectus.

  .We have not authorized anyone to provide you with different information.

  .We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

  . You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

  In this prospectus, except as the context otherwise requires:

  . ""Equistar," "we," "us," "our" and "ours" refers to Equistar Chemicals, LP, and its subsidiaries, including Equistar Funding;

  . ""Equistar Funding" refers to Equistar Funding Corporation, a wholly owned special purpose subsidiary of Equistar formed solely to act as co-obligor for debt securities issued by Equistar;

  . ""issuers'' refers to Equistar and Equistar Funding, who jointly issued the outstanding 10 1/8% senior notes due 2008;

  .  ""notes'' refers to both the new notes and the outstanding notes; and

  . ""pro forma" means the data included herein as pro forma information present our financial information as if each of the following had occurred as of June 30, 2001 for balance sheet purposes and as of July 1, 2000 for income statement purposes:

    -- our credit facility was amended and restated (see "Description of Other Indebtedness--Amended and Restated Credit Facility");

    -- we borrowed $65 million in revolving loans and $300 million of the term loan under our amended and restated credit facility and applied the net proceeds thereof as described under "Use of Proceeds;" and

    -- we completed the sale of our outstanding 10 1/8% senior notes due
       2008 and applied the net proceeds thereof as described under "Use of Proceeds."

  . ""EBITDA'' means our earnings before interest, taxes, depreciation and amortization.

                               PROSPECTUS SUMMARY

  This summary highlights selected information from this prospectus to help you understand the terms of this exchange offer and the new notes. It likely does not contain all the information that is important to you or that you should consider. To understand all of the terms of this exchange offer and the new notes and to attain a more complete understanding of our business and financial situation, we encourage you to carefully read this entire prospectus and the information we have incorporated by reference herein.

                                 ABOUT EQUISTAR

  We are a major chemical producer with leading positions in all of our key products. We are North America's second largest, and the world's third largest, producer of ethylene, the world's most widely used petrochemical. We are also the third largest producer of polyethylene in North America and in the world. The chemicals we produce are fundamental to many diverse segments of the economy, including consumer products, housing and automotive components and other durable and nondurable goods. We operate 18 manufacturing facilities in eight states. Our annual rated capacity for ethylene is 11.6 billion pounds and for polyethylene is 5.7 billion pounds. We had total 2000 revenues of $7.5 billion and as of June 30, 2001 had total assets of $6.4 billion.

  We currently operate in two segments, petrochemicals and polymers. Our petrochemicals segment manufactures and markets the following products:

  . Olefins: We produce ethylene, propylene and butadiene, which together account for a majority of our petrochemicals business. Ethylene, our most significant product, is the key building block for polyethylene and most of our oxygenated products. Propylene is used to make polypropylene and propylene oxide. The chemicals made from olefins are used to create a variety of products, including food packaging, antifreeze, carpet facing and backing, urethane foam seating and rubber for tires and hoses.

  . Oxygenated products: We produce ethylene oxide, ethylene glycol, ethanol and methyl tertiary butyl ether. These chemicals are used to produce paint, detergents, polyester fibers and film, antifreeze, gasoline additives and other products.

  . Aromatics: We produce benzene and toluene. Our aromatics products are used to make plastics, rubber and nylon carpet fiber and as additives to enhance octane value in gasoline.

  . Specialty products: We manufacture a number of specialty chemicals that are used as key inputs in inks, adhesives, polyester resins, rubber and other products.

  Our polymers segment manufactures and markets polyolefins and performance polymers, including the following products:

  . Polyethylene: We manufacture high density polyethylene, low density polyethylene and linear low density polyethylene. Polyethylene is used in packaging film, trash bags and lightweight high-strength plastic bottles for milk, juices, shampoos and detergents.

  . Polypropylene: We manufacture polypropylene, which is used in plastic bottle caps and other closures, rigid packaging, automotive components and carpet facing.

  . Performance polymers: The majority of our performance polymers are sold for use as compounds for wire and cable insulation, bulk molding, hot-melt adhesives and carpet backing. Many of our performance polymers are enhanced grades of polyethylene that have historically been sold at higher margins than standard grade polyethylene.

  Equistar is a joint venture limited partnership owned by Lyondell Chemical Company, Millennium Chemicals Inc. and Occidental Petroleum Corporation. See "Ownership." Lyondell owns 41% of Equistar and Millennium and Occidental each own 29.5%. Under the terms of our partnership agreement, Lyondell manages our business, although significant decisions regarding acquisitions, indebtedness and other matters require the consent of representatives of each owner.

                          CURRENT INDUSTRY CONDITIONS

  The olefins and polyolefins industry is cyclical. The cycle is characterized by periods of tight supply and demand, leading to high operating rates and peak margins, followed by periods of oversupply resulting from capacity additions, leading to a decline in operating rates and margins. The industry is currently in a down cycle as a result of significant new capacity additions, a decrease in demand reflecting weak economic conditions and recent high raw material costs associated with the spike in natural gas costs in early 2001. In response to current industry conditions, U.S. ethylene producers are operating at less than 85% of capacity and product selling prices and margins have declined.

  Industry fundamentals point to an eventual cyclical recovery in the olefins and polyolefins industry. No significant ethylene capacity additions in North America have been announced other than the plants expected to come on-line later this year. With improvement in the economy, operating rates should rise to meet increased demand, permitting this announced capacity to be absorbed and prices and margins to rise. Finally, raw material costs, while still higher than historical levels, have decreased significantly in the last six months.

                             COMPETITIVE STRENGTHS

LEADING POSITIONS IN ALL OF OUR KEY PRODUCTS

  We enjoy leading positions in our three key products: ethylene, propylene and polyethylene. Our product portfolio consists of chemicals used in a wide variety of commercial and industrial end markets, including packaging, paints, coatings, adhesives, cosmetics, automotive components, plastic bottles and caps and wire and cable insulation. The following table shows our leading positions for our key products:

                                                                  NORTH AMERICAN
                                                                     CAPACITY
                                                                  --------------
   PRODUCT                                                        POSITION SHARE
   -------                                                        -------- -----
   Ethylene......................................................    #2     16%
   Propylene.....................................................    #2     11%
   Polyethylene..................................................    #3     13%

LARGE, INTEGRATED MANUFACTURING FACILITIES

  We operate 18 chemical manufacturing facilities and have an annual rated capacity of approximately 11.6 billion pounds of ethylene and 5.7 billion pounds of polyethylene. Our petrochemicals segment is highly integrated with our polymers segment and with several manufacturing facilities of our owners, to whom we sell a significant amount of our production. For example, for the six months ended June 30, 2001, approximately 86% of our ethylene production, based on sales dollars, was consumed by our polymers and oxygenated chemicals businesses or sold to our owners and their affiliates at market-related prices.

  The significant size, integration and geographic locations of our operations allow system-wide optimization while providing our customers with reliable and efficient product supply. We operate a 1,430 mile petrochemical pipeline system on the U.S. Gulf Coast; we have over 16 million barrels of storage capacity; and we own or lease approximately 9,700 railcars. The combination of our pipeline system, storage capacity and railcar fleet enables us to efficiently transfer both raw materials and finished products. We also have two plants located in close proximity to U.S. Midwest customers, providing a freight cost advantage on sales to these customers relative to U.S. Gulf Coast producers.

LOW COST POSITION

  We continuously strive to lower overall costs through:

  . Feedstock Flexibility--We operate olefins plants that have the flexibility to consume a wide range of feedstocks, allowing us to better maximize product margins during periods of volatile energy and raw material prices compared to olefins plants that have limited feedstock flexibility. The primary feedstocks used in the production of olefins (petroleum liquids and natural gas liquids) represent approximately 75% of total cash costs. Petroleum liquids have had a historical cost advantage of approximately four cents per pound of ethylene over natural gas liquids. We have the capability to realize this incremental margin on approximately 63% of our ethylene capacity compared to less than 30% for other North American ethylene capacity. In particular, because of its feedstock flexibility, independent third-party surveys rank our Channelview facility as one of the lowest cash production cost olefins facilities in the United States.

  . Production Optimization--We are able to optimize operating rates at our manufacturing facilities to respond to changing industry conditions. We seek to maximize operating rates at each of our facilities and may idle less efficient manufacturing capacity and shift production to more efficient facilities in order to maximize cash flow during weak industry conditions.

  . Low Overhead Costs--Since our formation, we have been able to eliminate significant overhead costs by sharing services with Lyondell. Our selling, general and administrative expenses declined 30% from $259 million in 1999 to $182 million in 2000.

EXPERIENCED MANAGEMENT TEAM

  We are managed by an experienced team of executive officers that benefit from the collective best practices and experiences of our owners. Lyondell manages the daily operation of our business, while significant decisions are subject to the approval of representatives of each owner. Our senior management team, led by Dan Smith, chief executive officer of Equistar and president and chief executive officer of Lyondell, consists of five individuals with an average of over 28 years of experience in the chemical industry. Our partnership governance committee consists of nine individuals, three each from Lyondell, Millennium and Occidental.

                             ABOUT EQUISTAR FUNDING

  Equistar Funding Corporation is a wholly owned subsidiary of Equistar. It is a Delaware corporation formed for the sole purpose of facilitating the financing activities of Equistar. Other than financing activities as a co-issuer of Equistar indebtedness, Equistar Funding has no material assets or operations. Equistar Funding is a co-issuer with Equistar of the outstanding notes and the new notes.

                         SUMMARY OF THE EXCHANGE OFFER

  On August 24, 2001, we completed a private offering of the outstanding notes.

  We entered into a registration rights agreement with the initial purchasers in the private offering. We agreed to file a registration statement with the Securities and Exchange Commission, or SEC, within 90 days after the date we issued the outstanding notes, and use our best efforts to have it declared effective within 210 days after the date we issued the outstanding notes. You are entitled to new notes with substantially identical terms as your outstanding notes in exchange for your outstanding notes.

  You should read the discussion under the headings "--Summary of Terms of the New Notes" beginning on page 8 and "Description of New Notes" beginning on page 90 for further information regarding the new notes.

  We summarize the terms of the exchange offer below. You should read the discussion under the heading "The Exchange Offer" beginning on page 26 for further information regarding the exchange offer and resale of the new notes.

The Exchange Offer......  We are offering to issue to you new 10 1/8% senior notes due 2008 in exchange for your outstanding 10 1/8% senior notes due 2008.

Expiration Date.........  The exchange offer will expire at 5:00 p.m., New York
                          City time, on November 14, 2001, or at a later date and time to which we extend it.

Conditions to the
Exchange Offer..........
                          We will not be required to accept outstanding notes for exchange if the exchange offer would violate applicable law or if any legal action has been instituted or threatened that would impair our ability to proceed with the exchange offer. The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered. Please read the section "The Exchange Offer--Conditions to the Exchange Offer" beginning on page 29 for more information regarding the conditions to the exchange offer.

Procedures for
Tendering Outstanding
Notes...................  If you wish to participate in the exchange offer, you must complete, sign and date the letter of transmittal and mail or deliver the letter of transmittal, together with your outstanding notes, to the exchange agent. If your outstanding notes are held through The Depository Trust Company, or DTC, you may effect delivery of the outstanding notes by book-entry transfer.

                          In the alternative, if your outstanding notes are held through DTC and you wish to participate in the exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

                          By signing or agreeing to be bound by the letter of transmittal, you will represent to us, among other things, that:

                          . you are not our "affiliate," as defined in Rule 144 of the Securities Act of 1933 or a broker-dealer tendering outstanding notes acquired directly from us for your own account.

                          . if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account, you are not engaged in and do not intend to participate in a distribution of the new notes;

                          . you have no arrangement or understanding with any person to participate in the distribution of the new notes or the outstanding notes;

                          . any new notes you receive will be acquired in the ordinary course of your business; and

                          . if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, those outstanding notes were acquired as a result of market-making activities or other trading activities, and you will deliver a prospectus, as required by law, in connection with any resale of those new notes.

Procedures for
Beneficial Owners.......
                          If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should promptly contact the registered holder and instruct it to tender the outstanding notes on your behalf.

                          If you wish to tender your outstanding notes on your own behalf, you must either arrange to have your outstanding notes registered in your name or obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering you outstanding notes. The transfer of registered ownership may take considerable time.

Guaranteed Delivery       If you wish to tender your outstanding notes and
Procedures..............  cannot comply, before the expiration date, with the requirement to deliver the letter of transmittal and notes or use the applicable procedures under the automated tender offer program of The Depository
                          Trust Company, you must tender your outstanding notes according to the guaranteed delivery procedures described in "The Exchange Offer--Guaranteed Delivery
                          Procedures" on page 33.

U.S. Federal Income Tax
Considerations..........
                          The exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read "United States Federal Income Tax Consequences" beginning on page 129.

Use of Proceeds.........  We will not receive any cash proceeds from the issuance of new notes.

Plan of Distribution....  All broker-dealers who receive new notes in the exchange offer have a prospectus delivery obligation.

                          Based on SEC no-action letters, broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with the resales of the new notes.

                          Broker-dealers who acquired the outstanding notes from us may not rely on SEC staff interpretations in no-action letters. Broker-dealers who acquired the outstanding notes from us must comply with the registration and prospectus delivery requirements of the Securities Act--including being named as selling noteholders--in order to resell the outstanding notes or the new notes.

                               THE EXCHANGE AGENT

  We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

              For Delivery by Mail, Overnight Delivery or by Hand:

                              The Bank of New York
                                20 Broad Street
                                  Lower Level
                               New York, NY 10004
                        Attn: Reorg. Department, Kin Lau

          By Facsimile Transmission (for eligible institutions only):

                                 (914) 773-5015
                                 Attn: Kin Lau

                              To Confirm Receipt:

                                 (914) 773-8445

                       SUMMARY OF TERMS OF THE NEW NOTES

  The new notes will be freely tradeable and otherwise substantially identical to the outstanding notes. The new notes will not have registration rights. The new notes will evidence the same debt as the outstanding notes, and the outstanding notes and the new notes will be governed by the same indenture.

Issuers.................  The new notes will be joint and several obligations of Equistar Chemicals, LP and Equistar Funding Corporation. None of Lyondell, Millennium, Occidental, or any of their subsidiaries or affiliates, other than Equistar and Equistar Funding, is obligated to pay the new notes.

Securities Offered......  $700 million of 10 1/8% senior notes due 2008.

Maturity Date...........  September 1, 2008.

Interest Payment Dates..  March 1 and September 1 of each year, beginning March
                          1, 2002.

Optional Redemption.....  We may redeem any of the new notes at any time at a redemption price equal to 100% of the principal amount of the notes, plus accrued interest and liquidated damages and a "make whole" amount.

Change of Control.......  Upon the occurrence of a change of control event, as defined in "Description of New Notes," we will be required to make an offer to purchase the new notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase plus accrued interest and liquidated damages. See "Risk Factors--Risks Relating to the New Notes and Our Indebtedness--We may be unable to purchase the new notes upon a change of control." Transfers of interests in us among our owners, as further described in "Description of New Notes," will not constitute a change of control and accordingly, we will not be required to make an offer to purchase the new notes upon such a transfer.

Ranking.................  The new notes will rank equally to our other unsecured and unsubordinated indebtedness, but will effectively be junior to all our secured indebtedness to the extent of the value of the assets securing that indebtedness. As of June 30, 2001, on a pro forma basis, the notes would have ranked junior to $365 million of secured indebtedness of the issuers.

Subsidiary Guarantees...  Any subsidiary of Equistar that guarantees indebtedness of Equistar or any of its subsidiaries will, subject to specified exceptions, be required to guarantee the new notes. The new notes will not initially be guaranteed by any of our subsidiaries and will therefore effectively rank junior to all liabilities of our subsidiaries, including trade payables. As of June 30, 2001, our subsidiaries, other than Equistar Funding, had no material assets or liabilities.

Certain Covenants.......  The terms of the new notes limit our ability and the ability of our subsidiaries to:

                          .incur additional indebtedness;

                          .create liens;

                          .engage in sale and lease-back transaction;

                          .purchase or redeem capital stock;

                          .make investments or certain other restricted payments;

                          .sell assets;

                          .issue or sell stock of restricted subsidiaries;

                          .enter into transactions with equityholders or affiliates; or

                          .effect a consolidation or merger.

                          These limitations will be subject to a number of important qualifications and exceptions. Some of these covenants will no longer apply if the notes are rated "BBB-" or higher by Standard & Poor's and "Baa3" or higher by Moody's.

                          Under our partnership agreement, we are required to distribute all of our surplus cash in excess of our estimated cash needs to our owners, and the indenture does not limit our ability to make distributions to our owners. However, we are required to pay additional interest on the notes if we make a distribution to our owners and cannot satisfy certain financial tests. The additional interest will be payable in kind in the form of additional notes.

Form of New Notes.......  The new notes will be represented by one or more permanent global securities deposited with The Depository Trust Company. You will not receive certificates for your new notes unless one of the events described under the heading "Book-Entry, Delivery and Form--Certificated Notes" on page 138 occurs. Instead, beneficial ownership interests in the new notes will be shown on, and transfers of beneficial ownership will be effected only through, book-entry records maintained by The Depository Trust Company.

Liquidated Damages......  If we fail to complete the exchange offer as required by the registration rights agreement, we will be obligated to pay liquidated damages to holders of the outstanding notes.

                                  RISK FACTORS

  Please read "Risk Factors" beginning on page 11 and carefully consider the risk factors before participating in the exchange offer.

                          PRINCIPAL EXECUTIVE OFFICES

  Our principal executive offices are located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 and our telephone number is (713) 652-7200.

                     SELECTED FINANCIAL AND OPERATING DATA

  Please read "Selected Historical Consolidated Financial and Operating Data" beginning on page 24 for our selected financial data for the years ended December 31, 1998, 1999 and 2000 and as of and for the six months ended June 30, 2000 and 2001.

                                  RISK FACTORS

  You should carefully consider the risks below before deciding to participate in the exchange offer.

RISKS RELATING TO THE EXCHANGE OFFER

 IF YOU FAIL TO EXCHANGE YOUR OUTSTANDING NOTES, THE EXISTING TRANSFER RESTRICTIONS WILL REMAIN IN EFFECT AND THE MARKET VALUE OF YOUR OUTSTANDING NOTES MAY BE ADVERSELY AFFECTED BECAUSE OF A SMALLER FLOAT AND REDUCED LIQUIDITY.

  If you do not exchange your outstanding notes for new notes under the exchange offer, then you will continue to be subject to the existing transfer restrictions on the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act of 1933 and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes.

  The tender of outstanding notes under the exchange offer will reduce the principal amount of the notes outstanding. This may have an adverse effect upon, and increase the volatility of, the market price of any outstanding notes that you continue to hold due to a reduction in liquidity.

RISKS RELATING TO THE NEW NOTES AND OUR INDEBTEDNESS

  The risks described in this "Risks Relating to the New Notes and Our Indebtedness" that apply to the new notes also apply to any outstanding notes not tendered for new notes in this exchange offer.

 OUR PARTNERSHIP AGREEMENT REQUIRES THAT WE DISTRIBUTE SURPLUS CASH TO OUR OWNERS, AND THE INDENTURE FOR THE NEW NOTES WILL NOT RESTRICT SUCH DISTRIBUTIONS TO OUR OWNERS.

  Under our partnership agreement, we are required to estimate the future cash needs for our business and to distribute surplus cash to our owners. See "Description of the Partnership Agreement." The indenture governing the new notes and our amended and restated credit facility do not contain any restrictions on our ability to make distributions to our owners in accordance with our partnership agreement, although the indenture and the credit facility require that we pay additional interest if distributions are made when our fixed charge coverage ratio, as defined in the indenture, is less than 1.75 to
1. Distributions to our owners could materially adversely impact our financial condition and our ability to service debt and satisfy our other cash obligations in the future.

 WE HAVE A SIGNIFICANT AMOUNT OF DEBT, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

  We have a significant amount of indebtedness. On a pro forma basis, as of June 30, 2001, we had (a) total indebtedness of approximately $2.4 billion and
(b) approximately $435 million available for borrowing under our amended and restated credit facility, subject to customary conditions. In addition, subject to the restrictions in our amended and restated credit facility and the indenture for the new notes, we may incur significant additional indebtedness from time to time.

  The following chart is unaudited and is presented on a pro forma basis:

                                                                       AS OF
                                                                      JUNE 30,
                                                                        2001
                                                                    ------------
                                                                      (DOLLARS
                                                                    IN MILLIONS)
   Total indebtedness..............................................    $2,403
   Partners' capital...............................................     3,430

                                                                      FOR THE
                                                          FOR THE    SIX MONTHS
                                                         YEAR ENDED    ENDED
                                                        DECEMBER 31,  JUNE 30,
                                                            2000        2001
                                                        ------------ ----------
   Ratio of EBITDA excluding unusual charges to inter-
    est expenses......................................      3.1x        1.6x
   Ratio of debt to EBITDA excluding unusual charges..      3.7          N/A

  The level of our indebtedness could have important consequences, including:

  . limiting cash flow available for general corporate purposes, including capital expenditures and acquisitions, because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

  . limiting our ability to obtain additional debt financing on satisfactory terms in the future for working capital, capital expenditures, research and development efforts, acquisitions and other general corporate obligations;

  . limiting our flexibility in planning for, or reacting to, competitive and other changes in our industry and economic conditions generally;

  . exposing us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

  . increasing our vulnerability to general economic downturns and adverse competitive and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged.

 WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR INDEBTEDNESS, INCLUDING THE NEW NOTES, AND OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

  Our ability to make payments on and to refinance our indebtedness, including the new notes, will depend on our ability to generate cash in the future. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We cannot assure you that:

  .  our business will generate sufficient cash flow from operations;

  . future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

  . we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

  Factors beyond our control will affect our ability to make these payments and refinancings. These factors include those discussed elsewhere in these risk factors and those listed in the "Forward-Looking Information" section of this prospectus.

  If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonably terms, if at all. We cannot assure you that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.

 RESTRICTIVE COVENANTS IN OUR INDENTURE AND AMENDED AND RESTATED CREDIT FACILITY MAY ADVERSELY AFFECT US AND, IF WE ARE NOT ABLE TO COMPLY WITH THESE COVENANTS, WE MAY NOT HAVE SUFFICIENT ASSETS TO REPAY THE NEW NOTES.

  The indenture governing the new notes contains various covenants that limit our ability to engage in specified types of transactions. In addition, our amended and restated credit facility contains other and more restrictive covenants and also requires us to maintain specified financial ratios and satisfy other financial condition tests. See "Description of Other Indebtedness--Amended and Restated Credit Facility." Our ability to satisfy the covenants, financial ratios and tests of our debt instruments can be affected by events beyond our control. Our ability to comply with the financial ratios required by the credit facility will be dependent on improvement in our results of operations in 2002. We cannot assure you that we will meet those requirements. A breach of any of these covenants could result in a default under our amended and restated credit facility, and/or the new notes. Upon the occurrence of an event of default under our amended and restated credit facility, the lenders thereunder could elect to declare all amounts outstanding under our amended and restated credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the amended and restated credit facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our personal property, including inventory and accounts receivable, as well as a portion of our real property, as security under our amended and restated credit facility. If the lenders under our amended and restated credit facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our amended and restated credit facility and our other indebtedness, including the new notes.

 THE NEW NOTES WILL BE EFFECTIVELY JUNIOR TO SOME OF OUR DEBT AND OTHER LIABILITIES.

  The new notes will be effectively junior to all secured indebtedness.

  The new notes will be effectively junior to all indebtedness under our $800 million secured amended and restated credit facility. As of June 30, 2001, on a pro forma basis, we would have had $365 million borrowed under our amended and restated credit facility and $435 million available for borrowing. In addition, subject to specified limitations, the indenture governing the outstanding notes and the new notes permits us to incur additional secured indebtedness and both the outstanding and the new notes are effectively junior to any additional secured indebtedness we may incur.

  The new notes will be structurally junior to indebtedness of our subsidiaries.

  You will not have any claim as a creditor against any of our subsidiaries that do not guarantee the new notes, and indebtedness and other liabilities, including trade payables, of those subsidiaries will effectively be senior to your claims against those subsidiaries. Initially, no subsidiaries will guarantee the new notes. As of June 30, 2001 our subsidiaries, excluding Equistar Funding, would have had no material assets or liabilities. In addition, the indenture, subject to certain limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

  We may incur additional indebtedness ranking equal to the new notes.

  If we incur any additional debt that ranks equally with the new notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

 WE MAY BE UNABLE TO REPURCHASE THE NEW NOTES UPON A CHANGE OF CONTROL.

  Upon the occurrence of specified change of control events, as described in "Description of New Notes," you may require us to repurchase all of your new notes at 101% of their principal amount, plus accrued interest. The amended and restated credit facility provides that certain change of control events will be a default that will permit the lenders thereunder to accelerate the maturity of all borrowings thereunder and terminate commitments to lend thereunder and will also restrict our ability to repurchase the new notes upon a change of control. Any of our future debt agreements may contain similar provisions. Accordingly, we will not be able to satisfy our obligations to purchase your new notes unless we are able to refinance or obtain waivers under the amended and restated credit facility and other indebtedness with similar provisions. In addition, even if we were able to refinance that indebtedness, the refinancing may not be on terms favorable to us. We cannot assure you that we will have the financial resources to repurchase your new notes, particularly if that change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness.

 NONE OF THE PARTNERS OF EQUISTAR OR THEIR AFFILIATES WILL HAVE ANY LIABILITY FOR PAYMENTS OF PRINCIPAL OR INTEREST ON THE NEW NOTES.

  Our ability to make payments on the new notes is solely dependent upon Equistar's ability to generate sufficient cash from operations. If we fail to fulfill our obligations under the new notes or the indenture, you will not have the right to recover against any of Equistar's partners, whether as a general partner or limited partner or otherwise, or against their respective parents or other affiliates.

 THERE IS A RISK THAT THE NEW NOTES ARE, OR WILL BECOME, SUBJECT TO THE FEDERAL INCOME TAX CONTINGENT PAYMENT RULES.

  The new notes have contingent payment rights, including the right to receive Additional Dividend Notes as described under "Description of New Notes--Certain Covenants--Additional Interest Upon Payment of Certain Permitted Dividends", that could cause the federal income tax contingent payment rules to apply. If those rules applied, holders generally would not be entitled to treat any gain on the sale of the new notes as capital gain and probably would be required to accrue interest income with respect to the new notes at a rate in excess of the stated interest rate. However, the contingent payment rules do not apply to a debt instrument as to which, at the time of issuance, the likelihood that any contingent payments will be made is remote or as to which the timing and amount of every combination of contingent payments that could possibly be made on the debt instrument is known and it is significantly more likely than not that the only payments that will be made are the scheduled payments of principal and stated interest. We believe that the new notes, which should, for this purpose, constitute a continuation of the outstanding notes, will qualify for these exceptions. It is possible, however, that the Internal Revenue Service and the relevant court would disagree. In addition, in the event a contingent payment became payable on the outstanding notes or the new notes, they would, solely for purposes of determining the amount and timing of future interest or original issue discount income for federal income tax purposes, be treated as reissued at that time and would become subject to the contingent payment rules as of that date unless an exception to those rules, such as the exception for remote contingencies described above, was satisfied at that time. See "United States Federal Income Tax Consequences."

 THE PORTFOLIO INTEREST EXEMPTION FROM UNITED STATES WITHHOLDING TAX ON PAYMENTS TO CERTAIN NON-UNITED STATES PERSONS MAY NOT APPLY TO SOME CONTINGENT INTEREST INCOME WITH RESPECT TO THE NEW NOTES.

  There is a risk that non-United States holders of new notes will not be eligible for the portfolio interest exemption from United States withholding tax on certain payments on the new notes. The exemption does not apply to contingent interest or original issue discount on the new notes that is determined by reference to distributions we make on our equity interests. As a result, the portion of any interest or original issue discount on the new notes attributable to a non-United States holder's right to receive Additional Dividend Notes upon our payment of certain permitted dividends may not be eligible for the exemption. This could include the portion of any accruals of original issue discount under the contingent payment rules (if those rules were to apply) attributable to the right to receive Additional Dividend Notes. Since we believe that only the stated interest payments on the new notes currently are required to be accrued for federal income tax purposes, we do not currently intend to treat payments on the notes as ineligible for the exemption. See "United States Federal Income Tax Consequences."

 THERE IS NO TRADING MARKET FOR THE NEW NOTES AND THERE MAY NEVER BE ONE, AND ANY MARKET THAT DOES COME INTO EXISTENCE MAY HAVE LIMITED LIQUIDITY AND BE HIGHLY VOLATILE.

  Currently there is no trading market for the new notes. We do not currently intend to apply for listing of the new notes on any securities exchange or stock market. Although the initial purchasers of the outstanding notes have informed us that they currently intend to make a market in the new notes, they are not obligated to do so. Any such market making may be discontinued at any time without notice. The liquidity of any market for the new notes will depend on the number of holders of those new notes, the interest of securities dealers in making a market in those securities and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the new notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. We cannot assure you that the market, if any, for the new notes will be free from similar disruptions. Any such disruptions may adversely affect the new note holders.

RISKS RELATING TO OUR BUSINESS

 THE CYCLICALITY OF THE PETROCHEMICAL AND POLYMER INDUSTRIES MAY CAUSE SIGNIFICANT FLUCTUATION IN OUR INCOME AND CASH FLOW.

  Our historical operating results reflect the cyclical and volatile nature of the supply-demand balance in the petrochemical and polymer industries. These industries historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins. In particular, the markets for ethylene and polyethylene are highly cyclical, resulting in volatile profits and cash flow over the business cycle.

  Currently, there is overcapacity in the petrochemical and polymer industries. Moreover, a number of our competitors in various segments of the petrochemical and polymer industries either have added or are expected to add capacity. For example, North American ethylene capacity is expected to increase by 5% in the latter half of 2001 as compared with existing installed capacity. Excess industry capacity, especially at times when demand is weak as is currently the case, has in the past and may in the future cause us and other industry participants to lower our production rates and reduce our margins, income and cash flow. As a result of excess industry capacity and weak demand for products, as well as rising energy and raw material prices, our EBITDA has declined significantly and may continue to do so. Our assessment is that operating results, including EBITDA, for the third quarter of 2001 will be lower than in the first quarter of 2001. Weak industry conditions are expected to continue during at least the remainder of 2001.

 RISING COSTS OF RAW MATERIALS AND ENERGY MAY RESULT IN INCREASED OPERATING EXPENSES AND REDUCED RESULTS OF OPERATIONS.

  We purchase large amounts of raw materials and energy for our business. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which may be highly volatile and cyclical. Our raw material costs began increasing during 1999 due to higher oil and gas prices. These increases continued through 1999 and prices remained at high levels during 2000. Surging natural gas costs late in 2000 and in the first half of 2001 increased both the costs of natural gas liquids-based raw materials, primarily ethane, as well as the cost of utilities. In the first quarter of 2001, our results of operations were significantly affected by the rising cost of natural gas. Spot natural gas prices spiked at nearly $10 per million BTUs in January of 2001, compared to a spot price range of $1.50 to $2.50 per million BTUs in the period from 1991 to 1999. Since the January 2001 peak, natural gas prices have decreased. Nonetheless, second quarter 2001 average natural gas prices were 36% higher than natural gas prices in the second quarter 2000 and natural gas prices for the first half of 2001 were almost double those of the first half of 2000. Our operating expenses have increased and will likely continue to increase if these costs continue to rise or do not return to historical levels.

  In addition, rising natural gas prices adversely affect the ability of domestic producers to compete internationally since U.S. producers are disproportionately reliant on natural gas as a feedstock and energy source. In addition to the impact that this had on our exports, reduced competitiveness of U.S. producers also increases the availability of petrochemicals in North America, as U.S. production that would otherwise have been sold overseas is instead offered for sale domestically.

 EXTERNAL FACTORS BEYOND OUR CONTROL CAN CAUSE FLUCTUATIONS IN DEMAND FOR OUR PRODUCTS AND IN OUR PRICES AND MARGINS, WHICH MAY NEGATIVELY AFFECT INCOME AND CASH FLOW.

  External factors can also cause significant fluctuations in demand for our products and volatility in the price of raw materials and other operating costs. Examples of external factors include:

  .general economic conditions;

  .competitor actions;

  .international events and circumstances; and

  .governmental regulation in the United States and abroad.

  Demand for our products is influenced by general economic conditions. For example, during 2000 and in the first half of 2001, uncertainty regarding the domestic economy, as well as unusually high prices for natural gas reduced market demand for our products, which adversely affected our results of operations. Although natural gas prices have declined, this reduction in market demand continued in the second quarter 2001. For example, demand for ethylene in the United States declined by 1% in 2000 compared to 1999 and by 13% in the first half of 2001 compared to the first half of 2000. In addition, a number of our products are highly dependent on durable goods markets, such as housing and automotive, that are themselves particularly cyclical. If the U.S. economy does not improve, demand for our products and our income and cash flow would be adversely affected.

  We may idle a facility for an extended period of time because of high raw material prices, an oversupply of a particular product and/or a lack of demand for that particular product makes production uneconomical. For example, during the first quarter of 2001, the significant increase in the cost of natural gas liquids caused some producers, including us, to idle plants that primarily use natural gas liquids as raw materials. These temporary outages sometimes last for several quarters and cause us to incur costs, including the expenses of the outages and the restart of these facilities. It is possible that factors like increases in raw material costs or lower demand in the future will cause us to further reduce operating rates or idle other facilities.

 WE SELL COMMODITY PRODUCTS IN HIGHLY COMPETITIVE MARKETS AND FACE SIGNIFICANT PRICE PRESSURE.

  We sell our products in highly competitive markets. Due to the commodity nature of our products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we are generally not able to protect our market position by product differentiation and may not be able to pass on cost increases to our customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. In addition, some of our competitors may be able to drive down product prices because they have costs that are lower than ours. Moreover, some of our competitors may have greater financial, technological and other resources than ours, and may be better able to withstand changes in market conditions. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. The occurrence of any of these events could adversely affect our financial condition and results of operations.

 A SIGNIFICANT PORTION OF OUR PRODUCTS ARE SOLD TO OUR OWNERS AND IF THEY ARE UNABLE OR OTHERWISE CEASE TO CONTINUE TO PURCHASE OUR PRODUCTS, OUR REVENUES, MARGINS AND CASH FLOWS COULD BE ADVERSELY AFFECTED.

  Our owners and their respective affiliates accounted for over 23% of our revenues in 2000, of which sales to Lyondell and its affiliates totaled $1 billion, or 13% of revenues. We expect to continue to derive a significant portion of our business from our owners. If they are unable or otherwise cease to purchase our products, our revenues, margins and cash flows could be adversely affected.

 OPERATING PROBLEMS IN OUR BUSINESS MAY ADVERSELY AFFECT OUR INCOME AND CASH
FLOW.

  The occurrence of material operating problems at our facilities, including the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our operations as a whole, during and after the period of such operational difficulties. Our income and cash flow is dependent on the continued operation of our various production facilities and the ability to complete construction projects on schedule. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, the occurrence of which could affect our productivity and/or profitability, including:

  .  pipeline leaks and ruptures;

  .  fires;

  .  mechanical failure;

  .  labor difficulties;

  .  remediation complications;

  . discharges or releases of toxic or hazardous substances or gases and other environmental risks;

  .  explosions;

  .  storage tank leaks;

  .  unscheduled downtime;

  .  transportation interruptions;

  .  chemical spills; and

  .  inclement weather and natural disasters.

Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. We are not fully insured against all potential operating hazards.

 WE ARE EXPOSED TO COSTS ARISING FROM ENVIRONMENTAL COMPLIANCE, CLEANUP AND ADVERSE LITIGATION, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS OR CASH FLOW.

  Our business involves the handling, manufacture or use of substances and compounds that may be considered toxic or hazardous within the meaning of environmental laws. As a result, we are subject to stringent environmental, health and safety laws and regulations addressing air emissions, water discharges, the generation, handling and disposal of waste and other aspects of our operations. Some of these laws and regulations require our production facilities to operate under permits that are subject to renewal or modifications. Typically, these laws provide for substantial fines and potential criminal sanctions for violations. Violations of these laws can also result in permit revocation and/or facility shutdown. Several of these laws, including the Superfund law, also impose extensive requirements relating to investigation and cleanup of contamination, and we may be required to bear some or all of these costs regardless of fault, legality of the original disposal or ownership of the disposal site.

  We also incur and expect to continue to incur capital and operating costs to comply with environmental, health and safety laws and regulations. In particular, we will be required to incur significant capital expenditures and be subject to higher operating costs as a result of proposed air pollution standards. Six of our plants are located in the eight-county Houston/Galveston region, which has been designated a severe non-attainment area for ozone by the Environmental Protection Agency, or EPA. As a result, the Texas Natural Resource Conservation Commission, or TNRCC, has submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. Compliance with this plan by us would result in increased capital investment well in advance of the 2007 deadline, which could be between $150 million and $300 million, as well as higher annual operating costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Environmental Matters" for further discussion of the ozone standards. In addition, because we are permitted to treat, store or dispose of hazardous waste and maintain underground storage tanks under the Resource Conservation and Recovery Act, or RCRA, we are also required to meet certain financial responsibility requirements.

  We cannot predict with certainty the extent of our future liabilities and costs under environmental, health and safety laws and regulations and we cannot assure you that they will not be material. In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or chemicals that we otherwise manufacture, handle or own. Although these claims have not historically had a material impact on our operations, a significant increase in the number or success of these claims could materially adversely affect our business, financial condition, operating results or cash flow. Personal injury claims alleging exposure to asbestos at our facilities have been filed against us; to date Millennium Petrochemicals Inc., Lyondell and specified subsidiaries of Occidental have accepted responsibility for the defense, and costs, of these claims. When our indemnitors are no longer obligated to indemnify us for these types of claims, these claims could materially adversely affect our business, financial condition, operating results or cash flow. See "Related Party Transactions--Asset Contributions by Lyondell and Affiliates of Millennium and Occidental."

RISKS RELATING TO OUR OWNERSHIP AND RELATIONSHIP WITH OUR OWNERS

 WE CANNOT PREDICT HOW A CHANGE IN CONTROL OF ONE OR MORE OF LYONDELL, MILLENNIUM OR OCCIDENTAL, OR AN EXIT OF ANY OF THEM, COULD AFFECT OUR OPERATIONS OR BUSINESS.

  Any one or more of Lyondell, Millennium or Occidental may transfer control of their interests in Equistar or engage in mergers or other business combination transactions with a third party or with one or more of the other owners that could result in a change in control of any one of Lyondell, Millennium, Occidental or Equistar. Because of the unanimous approval requirements in Equistar's partnership governance structure, any transfer of an interest in Equistar or change of control of any one of Equistar's owners would affect the governance of Equistar. We cannot predict how a change of owners would affect our operations or business. Certain changes of control could require us to repurchase the notes and/or could be a default under our amended and restated credit facility, permitting the lenders thereunder to terminate their commitments and accelerate amounts outstanding under the facility. See "Description of New Notes" and "Description of Other Indebtedness."

  Unless waived by each of our owners, our partnership agreement provides that a direct or indirect transfer of an interest in Equistar generally may occur only if the other owners are first offered the opportunity to purchase the interest and, if the transferee is a third party, the transferee has an "investment grade" debt rating. However, if interests are transferred in connection with a merger or sale of a majority of the other assets of Lyondell, Millennium or specified subsidiaries of Occidental, the other owners do not have a right of first option and the investment grade requirement is not applicable.

  The types of transactions described above could involve third parties and/or one or more of Lyondell, Millennium or Occidental. Our owners have discussed, and from time to time may continue to discuss, whether in connection with their ordinary course dialogue regarding Equistar's business or otherwise, transactions which if consummated could result in a transfer or modification, either directly or indirectly, of their ownership interest in Equistar. For example, in January 2000, Millennium advised us that it was considering the divestiture of its 29.5% interest in Equistar. In September 2000, Millennium publicly announced that it had terminated the announced active marketing of its interest in Equistar. We cannot be certain that Equistar's owners will not sell, transfer or otherwise modify their ownership interest in Equistar, whether in transactions involving third parties and/or one or more of the other owners.

 LYONDELL, MILLENNIUM AND OCCIDENTAL CONTROL ALL IMPORTANT DECISIONS AFFECTING OUR GOVERNANCE AND OUR OPERATIONS AND THEIR INTERESTS MAY DIFFER FROM OUR AND YOUR INTERESTS.

  Circumstances may occur in which the interests of our owners could be in conflict with your interests as a noteholder. In particular, our owners may have an interest in pursuing transactions that, in their judgment, enhance the value of their investment in us even though such transactions may involve risks to you as noteholders. Further conflicts of interest may arise between you and our owners when we are faced with decisions that could have different implications for you and our owners, including financial budgets, potential competition, the issuance or disposition of securities, the payment of distributions by us, regulatory and legal positions and other matters. Because our owners control us, these conflicts could be resolved in a manner adverse to the noteholders.

  In addition, conflicts of interest may arise between us and one or more of our owners when we are faced with decisions that could have different implications for us and our owners. Although our partnership agreement requires that any transaction or dealing between us and an owner or one of its affiliates be approved on our behalf by the disinterested owners, this does not address all conflicts of interest that may arise. For example, our owners are permitted, in certain circumstances, to compete with us. Because our owners control us, conflicts of interest arising because of competition between us and an owner could be resolved in a manner adverse to us. All of our executive officers are also executive officers of Lyondell. Pursuant to our partnership agreement, our chief executive officer is designated by Lyondell. It is possible that there will be situations where our owners' interests are in conflict with our interests, and our owners, acting through our partnership governance committee or through our executive officers, could resolve these conflicts in a manner adverse to Equistar.

 WE RELY ON LYONDELL TO PROVIDE IMPORTANT ADMINISTRATIVE AND MANAGEMENT SERVICES TO US.

  We are party to a shared services arrangement with Lyondell pursuant to which Lyondell provides us with many services that are essential to the administration and management of our business, including information technology, human resources, materials management, raw material supply, customer supply chain, health, safety and environmental, engineering, research and development, facility services, legal, accounting, treasury, internal audit and tax. See "Related Party Transactions--Services and Shared-Site Arrangements with Lyondell and Affiliates of Millennium and Occidental." Accordingly, we depend to a significant degree on Lyondell for the administration of our business. If Lyondell did not fulfill its obligations under the shared services arrangement, it would disrupt our business and could have a material adverse effect on our business and results of operations.

 THE AGREEMENTS THAT WE HAVE WITH OUR OWNERS AND THEIR AFFILIATES, WHILE APPROVED BY THE DISINTERESTED OWNERS, MAY NOT BE ON THE SAME TERMS AS IF WE HAD ENTERED INTO A CONTRACT WITH A THIRD PARTY.

  We have entered into various agreements with our owners and their respective affiliates that are material to the conduct of our business, and we expect to enter into additional agreements with them in the future. For example, we have entered into various product supply agreements with each of our owners and their affiliates pursuant to which we sell a substantial amount of our products. Moreover, we are party to a shared services arrangement with Lyondell pursuant to which Lyondell provides us with many important administrative services. Our partnership agreement requires that agreements between us and an owner must first be approved on our behalf by the disinterested owners. Although we believe this process helps ensure that these arrangements are entered into on an arm's length basis, we cannot assure you that each of these agreements is on the same terms as if we had entered into a contract with a third party.

 IMPORTANT DECISIONS REQUIRE THE APPROVAL OF ALL OUR OWNERS, AND A FAILURE TO AGREE COULD RESULT IN DEADLOCK.

  Under the terms of the partnership agreement, our partnership governance committee manages and controls our business, property and affairs, including the determination and implementation of our strategic direction. Our partnership governance committee consists of nine members, called representatives, three appointed by each owner. Under the partnership agreement, many important decisions, including decisions relating to changes in our scope of business, our strategic plan, certain capital expenditures and business combinations, among other specified matters, require the unanimous agreement of at least two representatives of each of our owners. It is possible that, as to unanimous consent items, our partnership governance committee may not reach agreement regarding matters that are very important to us and could be deadlocked. The partnership agreement does not include procedures for resolving deadlocks, unless the deadlock relates to approval of our updated strategic plan. If deadlocks cannot be resolved, inaction may result, which could, among other things, result in us losing business opportunities.


                                USE OF PROCEEDS

  The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive in exchange a like principal amount of outstanding notes. The outstanding notes surrendered in exchange for the new notes will be retired and canceled, and cannot be re-issued. Accordingly, issuance of the new notes will not result in any change in our capitalization.

  We used the net proceeds from the sale of the outstanding notes of approximately $685 million, together with $300 million of borrowings under our credit facility, which was amended and restated August 24, 2001, to pay fees and interest expense related to the credit facility and to refinance:

  . approximately $820 million of our outstanding revolving credit borrowings under our credit facility that were scheduled to mature in November 2002; and

  . approximately $90 million of our medium-term notes that matured on August 30, 2001.

The remaining net proceeds will be used for general partnership purposes.

                                 CAPITALIZATION

  The following table describes our capitalization as of June 30, 2001 on a historical basis and on a pro forma basis.

  You should read this table in conjunction with "Selected Historical Consolidated Financial and Operating Data," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and the related notes and other financial and operating data included elsewhere in this prospectus.

                                                                 JUNE 30, 2001
                                                                ----------------
                                                                ACTUAL PRO FORMA
                                                                ------ ---------
                                                                  (UNAUDITED)
                                                                 (IN MILLIONS)
   Cash and cash equivalents..................................  $   57  $   57
                                                                ======  ======
   Long-term debt, including current maturities:
     Credit facility
       Revolving loans (a)....................................  $  820  $   65
       Term loans.............................................     --      300
     Medium-term notes (due 2001-2005)........................     121      31
     9.125% notes due 2002....................................     100     100
     8.50% notes due 2004.....................................     300     300
     6.50% notes due 2006.....................................     150     150
     8.75% notes due 2009.....................................     598     598
     7.55% debentures due 2026................................     150     150
     10.125% senior notes due 2008............................     --      700
     Other....................................................       9       9
                                                                ------  ------
       Total debt.............................................   2,248   2,403
   Partners' capital..........................................   3,430   3,430
                                                                ------  ------
   Total capitalization.......................................  $5,678  $5,833
                                                                ======  ======

--------
(a) Total committed revolver capacity was $1.25 billion on an actual basis and is $500 million on a pro forma basis. See "Description of Other Indebtedness--Amended and Restated Credit Facility" for a description of our amended and restated credit facility.

                                   OUR OWNERS

  Equistar is a joint venture limited partnership owned by Lyondell Chemical Company, Millennium Chemicals Inc. and Occidental Petroleum Corporation. See "Ownership." Lyondell's aggregate interest in Equistar is 41%, and each of Millennium's and Occidental's aggregate interest is 29.5%. Under the terms of our partnership agreement, Lyondell manages our business, although significant decisions regarding acquisitions, indebtedness and other matters require the consent of representatives of each owner. For further information about our governance, see "Description of the Partnership Agreement." Although Equistar has general partners, the notes are non-recourse to the general partners, which are all special purpose subsidiaries that have no other assets or operations. The following is a description of each of our owners.

LYONDELL

  Lyondell is a global chemical company with leading market positions in all of its major products. Lyondell had revenues of approximately $4 billion and EBITDA, including the proportionate share of its joint ventures, of approximately $636 million for the year ended December 31, 2000, and approximately $6.7 billion of assets at June 30, 2001. Lyondell is vertically integrated into its key raw materials through its equity ownership in Equistar, LYONDELL-CITGO Refining LP and Lyondell Methanol Company, L.P. Lyondell operates in the following businesses:

  . Intermediate Chemicals and Derivatives. Lyondell is the world's largest producer of propylene oxide, commonly referred to as PO, and a leading worldwide producer and marketer of PO derivatives. Lyondell is the world's third largest supplier of toluene diisocyanate. Lyondell is also a major producer and marketer of styrene monomer and tertiary butyl alcohol, co-products of Lyondell's proprietary PO technology.

  . Petrochemicals and Polymers. Lyondell operates in these businesses through its ownership interest in Equistar.

  . Refining. Lyondell owns 58.75% of LYONDELL-CITGO Refining LP, which owns one of the largest crude oil refineries in the United States, located in Houston, Texas. The refinery is a full conversion refinery with heavy crude oil processing capability of approximately 268,000 barrels per day of 17 degree API gravity crude oil.

  . Methanol. Lyondell owns 75% of Lyondell Methanol Company, L.P., the third largest producer of methanol in the United States.

MILLENNIUM

  Millennium is a major international chemical company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals. Millennium manufactures products in 14 plants on four continents. Millennium had revenues of approximately $1.8 billion and EBITDA of approximately $326 million for the year ended December 31, 2000, and approximately $3.1 billion of assets at June 30, 2001. In addition to its interest in Equistar, Millennium operates in three principal business segments:

  . Titanium Dioxide and Related Products. Millennium is the second largest producer of titanium dioxide, or TiO2, in the world, with manufacturing facilities in the United States, the United Kingdom, France, Australia and Brazil. Millennium is also the largest merchant seller of titanium tetrachloride in North America and Europe and a major producer of silica gel.

  . Acetyls. Millennium is the second largest producer of acetic acid and vinyl acetate monomer in North America.

  . Fragrance and Flavor Chemicals. Millennium is the world's second largest producer of terpene fragrance chemicals.

OCCIDENTAL

  Occidental explores for, develops, produces and markets crude oil and natural gas. Occidental also manufactures and markets basic chemicals, including chlorine, caustic soda and ethylene dichloride, vinyls, including polyvinyl chloride resins and vinyl chloride monomer, through its 76% interest in Oxy Vinyls, LP, and specialty chemicals. Occidental conducts its operations through various oil and gas and chemical subsidiaries and affiliates. Occidental also has an interest in petrochemicals through its 29.5% ownership interest in Equistar.

  Occidental had net sales of approximately $13.6 billion for the year ended December 31, 2000 and approximately $19.4 billion of assets as of that date. Occidental's principal business consists of two industry segments:

  . Oil and Gas Operations. Occidental conducts oil and gas operations in the United States, Colombia, Ecuador, Oman, Pakistan, Qatar, Russia and Yemen. At December 31, 2000, Occidental had total reserves of 1,803 million barrels of oil and 2,210 billion cubic feet of natural gas.

  . Chemical Operations. Occidental conducts its chemical operations through Occidental Chemical Corporation and its various subsidiaries and affiliates, including Equistar. Occidental is a chemical manufacturer, with interests in basic chemicals, vinyls, petrochemicals and specialty chemicals.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table presents selected historical consolidated financial and operating data. The historical consolidated financial data has been derived from our audited consolidated financial statements for the years ended December 31, 1998, 1999 and 2000 and from our unaudited consolidated financial statements for the six months ended June 30, 2000 and 2001.

  The selected historical consolidated financial data presented below is condensed and may not contain all of the information that you should consider. You should read this selected financial data in conjunction with our consolidated financial statements, including the related notes, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included elsewhere in this prospectus.

                                                              SIX MONTHS ENDED
                               YEARS ENDED DECEMBER 31,           JUNE 30,
                               -----------------------------  ------------------
                               1998(A)     1999      2000       2000      2001
                               ---------- --------  --------  --------  --------
                                                                 (UNAUDITED)
                                         (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
Sales and other operating
 revenues....................  $  4,524   $  5,594  $  7,495  $  3,757  $  3,373
Cost of sales................     3,928      5,002     6,908     3,332     3,245
Selling, general and adminis-
 trative expenses............       229        259       182        93        91
Unusual charges (b)..........        14         96       --        --         22
Operating income (loss)......       282        162       334       297       (22)
Interest expense.............      (156)      (182)     (185)      (91)      (91)
Other income, net (c)........       --          46       --        --          6
Net income (loss)............       143         32       153       208      (107)
OTHER OPERATING DATA:
EBITDA excluding unusual
 charges (d).................  $    564   $    604  $    644  $    449  $    165
Depreciation and amortiza-
 tion........................       268        300       310       152       159
Capital expenditures.........       200        157       131        48        53
Ratio of earnings to fixed
 charges (e).................      1.7x       1.1x      1.7x      2.9x       --
BALANCE SHEET DATA (AT END OF
 PERIOD):
Cash and cash equivalents....  $     66   $    108  $     18  $     70  $     57
Total assets.................     6,665      6,736     6,582     6,719     6,391
Total debt...................     2,220      2,261     2,248     2,239     2,248
Total partners' capital......     3,885      3,662     3,540     3,644     3,430
SALES VOLUMES (IN MILLIONS):
Selected petrochemical prod-
 ucts:
  Olefins (pounds)...........    16,716     18,574    18,490     9,508     8,313
  Aromatics (gallons)........       271        367       397       211       188
Polymer products (pounds)....     6,488      6,388     6,281     3,141     2,837

--------
(a) The financial and operating data for 1998 includes the operating results of the business contributed to us by Occidental prospectively from May 15, 1998, the date of contribution. The business contributed to us by Occidental was accounted for using the purchase method of accounting.
(b) For the year ended December 31, 1998 unusual charges were $14 million, for the year ended December 31, 1999 unusual charges were $96 million and for the year ended December 31, 2000 unusual charges were $0. For the six months ended June 30, 2000 unusual charges were $0 and for the six months ended June 30, 2001 unusual charges were $22 million. Unusual charges in 2001 were the result of the shutdown of our Port Arthur, Texas polyethylene facility in February 2001, including decommissioning and environmental remediation expenses in connection with the shutdown. Unusual charges in 1999 were the result of decisions to shut down polymer reactors at two Equistar sites and to consolidate certain administrative functions between Lyondell and Equistar. During the year ending December 31, 1998, unusual charges were the result of the mergers and integration of the businesses contributed by Lyondell, Millennium, and Occidental.
(c) Other income, net in 1999 and the six months ended June 30, 2001, primarily consists of gains on asset sales, including the sale of our concentrates and compounds business in April 1999.
(d) EBITDA excluding unusual charges is calculated as operating income excluding unusual charges, plus other income, net and depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of our ability to fund our cash needs. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt. In addition, it should be noted that companies calculate EBITDA differently and therefore EBITDA as presented for us may not be comparable to EBITDA reported by other companies.
(e) The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges consist of earnings before income taxes plus fixed charges, less capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and the portion of operating lease rental expense that represents the interest factor. For the six months ended June 30, 2001, earnings were insufficient to cover fixed charges by $107 million.

                               THE EXCHANGE OFFER

  We are offering to issue new 10 1/8% senior notes due 2008 in exchange for a like principal amount of our outstanding 10 1/8% senior notes due 2008. We may extend, delay or terminate the exchange offer. Holders of outstanding notes will need to complete the exchange offer documentation related to the exchange.

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  We entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for new notes within 90 days after the closing of the offering and to use our best efforts to have it declared effective within 210 days after issuing the outstanding notes. We are offering the new notes under this prospectus to satisfy those obligations under the registration rights agreement.

  If the exchange offer is not permitted by applicable law or SEC policy or in general if any holder of the outstanding notes notifies us before the 20th business day following the consummation of the exchange offer that:

  . it is prohibited by law or SEC policy from participating in the exchange offer;

  . it cannot resell the new notes to the public without delivering a prospectus and this prospectus is not appropriate or available for those resales by it; or

  . it is a broker-dealer that holds notes acquired directly from us or any of our affiliates,

we will file with the SEC a shelf registration statement to cover resales of outstanding notes. See "Registration Rights Agreement--Shelf Registration Statement."

  If we fail to comply with deadlines for completion of the exchange offer, we will be required to pay liquidated damages to holders of the outstanding notes. Please read the section captioned "Registration Rights Agreement" for more details regarding the registration rights agreement.

  To receive transferable new notes in exchange for your outstanding notes in the exchange offer, you, as holder of that outstanding note, will be required to make the following representations:


  . you are not an "affiliate," as defined in Rule 144 of the Securities Act, of Equistar or a broker-dealer tendering outstanding notes acquired directly from us for your own account;

  . if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for outstanding notes, you are not engaged in and do not intend to participate in a distribution of the new notes;

  . you have no arrangement or understanding with any person to participate in a distribution of the outstanding notes or the new notes within the meaning of the Securities Act;

  .  you are acquiring the new notes in the ordinary course of your business;
     and

  . if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you represent that the outstanding notes to be exchanged for new notes were acquired by you as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that you are not admitting that you are an "underwriter" within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus.

RESALE OF NEW NOTES

  Based on interpretations of the SEC staff in "no action letters" issued to third parties, we believe that each new note issued under the exchange offer may be offered for resale, resold and otherwise transferred by you, the holder of that new note, without compliance with the registration and prospectus delivery provisions of the Securities Act if:

  . you are not our "affiliate" within the meaning of Rule 144 under the Securities Act,

  .  the new note is acquired in the ordinary course of your business and

  .  you do not intend to participate in the distribution of new notes.

  However, the SEC has not considered the legality of our exchange offer in the context of a "no action letter," and there can be no assurance that the staff of the SEC would make a similar determination with respect to our exchange offer as in other circumstances.

  If you tender outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you:

  .  cannot rely on these interpretations by the SEC staff and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

  Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling security holder's information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Failure to comply with the registration and prospectus delivery requirements by a holder subject to these requirements could result in that holder incurring liability for which it is not idemnified by us. Only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of new notes.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

  As of the date of this prospectus, $700 million aggregate principal amount of 10 1/8% senior notes due 2008 are outstanding. This prospectus and the letter of transmittal included with this prospectus are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

  We intend to conduct the exchange offer according to the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the notes.

  We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes.

  Holders tendering outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important for holders to read the section labeled "--Fees and Expenses" for more details regarding fees and expenses incurred in the exchange offer.

  We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

EXPIRATION DATE

  The exchange offer will expire at 5:00 p.m., New York City time, on November 14, 2001 unless, in our sole discretion, we extend the exchange offer.

EXTENSIONS, DELAY IN ACCEPTANCE, TERMINATION OR AMENDMENT

  We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. During any extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

  To extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will also make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  If any of the conditions described below under "--Conditions to the Exchange Offer" have not been satisfied, we reserve the right, in our sole discretion:

  .  to delay accepting for exchange any outstanding notes,

  .  to extend the exchange offer or

  .  to terminate the exchange offer

by giving oral or written notice of a delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

  Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend an exchange offer in a manner we determine to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during that period.

  Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to the Dow Jones News Service.

CONDITIONS TO THE EXCHANGE OFFER

  Despite any other term of the exchange offer, if in our reasonable judgment the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC:

  . we will not be required to accept for exchange, or exchange any new notes for, any outstanding notes and

  . we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made the following:

  . the representations described under "--Purpose and Effect of the Exchange Offer," "--Procedures for Tendering" and "Plan of Distribution" and

  . other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

  We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable. These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times. In addition, we will not accept for exchange any outstanding notes tendered and will not issue new notes in exchange for any outstanding notes, if at that time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

PROCEDURES FOR TENDERING

 HOW TO TENDER GENERALLY

  Only a holder of outstanding notes may tender their outstanding notes in the exchange offer. To tender in the exchange offer, you must either comply with the procedures for manual tender or comply with the automated tender offer program procedures of DTC described below under "--Tendering Through DTC's Automated Tender Offer Program."

  To complete a manual tender, you must

  . complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal,

  . have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires,

  . mail or deliver the letter of transmittal or a facsimile of the letter of transmittal to the exchange agent before the expiration date, and

  .  deliver and the exchange agent must receive, before the expiration date:

    -  the outstanding notes along with the letter of transmittal, or

    - a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below under "--Book-Entry Transfer."

  If you wish to tender your outstanding notes and cannot comply with the requirement to deliver the letter of transmittal and your outstanding notes or use the automated tender offer program of DTC before the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures described below.

  To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above under "Prospectus Summary--The Exchange Agent" before the expiration date. The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between the holder and us according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

  THE METHOD OF DELIVERY OF OUTSTANDING NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. RATHER THAN MAIL THESE ITEMS, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR OUTSTANDING NOTES TO US. YOU MAY REQUEST YOUR BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS ON YOUR BEHALF.

 BOOK-ENTRY TRANSFER

  The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account at DTC according to DTC's procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or before the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

 TENDERING THROUGH DTC'S AUTOMATED TENDER OFFER PROGRAM

  The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender its outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent according to its procedures for transfer. DTC will then send an agent's message to the exchange agent.

  The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, stating that:

  . DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering outstanding notes that are the subject of book-entry confirmation,

  . the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery and

  .  the agreement may be enforced against the participant.

 HOW TO TENDER IF YOU ARE A BENEFICIAL OWNER

  If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either:

  . make appropriate arrangements to register ownership of the outstanding notes in your name or

  . obtain a properly completed bond power from the registered holder of outstanding notes.

  The transfer of registered ownership may take considerable time and may not be completed before the expiration date.

SIGNATURES AND SIGNATURE GUARANTEES

  Except as described below, you must have signatures on a letter of transmittal or a notice of withdrawal described below guaranteed by:

  .  a member firm of a registered national securities exchange,

  .  a member of the National Association of Securities Dealers, Inc.,

  . a commercial bank or trust company having an office or correspondent in the United States or

  . an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

  The above must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. No signature guarantee is required if the outstanding notes are tendered:

  . by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal and the new notes are being issued directly to the registered holder of the outstanding notes tendered in the exchange for those new notes or

  . for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

WHEN ENDORSEMENTS OR BOND POWERS ARE NEEDED

  If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution must guarantee the signature on the bond power.

  If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. They should also submit evidence of their authority to deliver the letter of transmittal satisfactory to us unless we waive this requirement.

DETERMINATIONS UNDER THE EXCHANGE OFFER

  We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we shall determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes, and none of the aforementioned will incur liability for failure to give notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

WHEN WE WILL ISSUE NEW NOTES

  In all cases, we will issue new notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  . outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent's account at DTC and

  . a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

RETURN OF OUTSTANDING NOTES NOT ACCEPTED OR EXCHANGED

  If we do not accept any tendered outstanding notes for exchange for any reason described in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged outstanding notes will be returned without expense to their tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described below, the nonexchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

YOUR REPRESENTATIONS TO US

  By signing or agreeing to be bound by the letter of transmittal, you will represent that, among other things:

  . you are not our "affiliate," as defined in Rule 144 of the Securities Act or a broker-dealer tendering outstanding notes acquired directly from Equistar for your own account;

  . if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for outstanding notes, you are not engaged in and do not intend to participate in a distribution of the new notes;

  . you have no arrangement or understanding with any person to participate in a distribution of the outstanding notes or the new notes within the meaning of the Securities Act;

  .  you are acquiring the new notes in the ordinary course of your business;
     and

  . if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you represent that the outstanding notes to be exchanged for new notes were acquired by you as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that you are not admitting that you are an "underwriter" within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus.

GUARANTEED DELIVERY PROCEDURES

  If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's automated tender offer program before the expiration date, you may tender if:

  . the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution,

  . before the expiration date, the exchange agent receives from the member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery:

    -- stating your name and address, the registered number(s) of your outstanding notes and the principal amount of outstanding notes tendered,

    -- stating that the tender is being made and

    -- guaranteeing that, within three business days after the expiration date, the letter of transmittal or facsimile thereof, together with the outstanding notes or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

  . the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three business days after the expiration date.

  Upon request to the exchange agent, the exchange agent will send you a notice of guaranteed delivery if you wish to tender your outstanding notes using the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date unless previously accepted for exchange. For a withdrawal to be effective:

  . the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under "Prospectus Summary--The Exchange Agent" or

  . the withdrawing holder must comply with the appropriate procedures of DTC's automated tender offer program system.

Any notice of withdrawal must:

  . specify the name of the person who tendered the outstanding notes to be withdrawn (the "Depositor"),

  . identify the outstanding notes to be withdrawn, including the registration number or numbers and the principal amount of the outstanding notes,

  . be signed by the Depositor in the same manner as the original signature on the letter of transmittal used to deposit those outstanding notes or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding notes to register the transfer into the name of the Depositor withdrawing the tender and

  . specify the name in which the outstanding notes are to be registered, if different from that of the Depositor.

  If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

  We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

  Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Holders may retender properly withdrawn outstanding notes by following one of the procedures described under "--Procedures for Tendering" above at any time on or before the expiration date.

FEES AND EXPENSES

  We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

  We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

  We will pay the cash expenses to be incurred in connection with the exchange offer, including:

  .  SEC registration fees,

  .  fees and expenses of the exchange agent and trustee,

  .  accounting and legal fees and printing costs and

  .  related fees and expenses.

TRANSFER TAXES

  We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  . certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered,

  . tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal or

  . a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

  If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to that tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

  If you do not exchange your outstanding notes for new notes in the exchange offer your notes will remain subject to the existing restrictions on transfer. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act or the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC staff, you may offer for resale, resell or otherwise transfer new notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  . you are not our "affiliate" within the meaning of Rule 144 under the Securities Act,

  .  you acquired the new notes in the ordinary course of your business and

  . you have no arrangement or understanding with respect to the distribution of the new notes to be acquired in the exchange offer.

If you tender in the exchange offer for the purpose of participating in a distribution of the new notes,

  .  you cannot rely on the applicable interpretations of the SEC and

  . you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

ACCOUNTING TREATMENT

  We will not recognize a gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize expenses of the exchange offer over the term of the new notes under accounting principles generally accepted in the United States of America.

OTHER

  Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult their financial and tax advisors in making your own decision on what action to take.

  WE MAY, IN THE FUTURE, SEEK TO ACQUIRE UNTENDERED OUTSTANDING NOTES IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS, THROUGH SUBSEQUENT EXCHANGE OFFERS OR OTHERWISE. WE HAVE NO PRESENT PLANS TO ACQUIRE ANY OUTSTANDING NOTES THAT ARE NOT TENDERED IN THE EXCHANGE OFFER OR TO FILE A REGISTRATION STATEMENT TO PERMIT RESALES OF ANY UNTENDERED OUTSTANDING NOTES.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This discussion should be read in conjunction with information contained in the consolidated financial statements and the notes thereto included in this prospectus.

OVERVIEW

  We derive our revenues, earnings and cash flow from the sale of petrochemical and polymer products to customers, predominantly in North America. Generally, the market for petrochemical and polymer products in North America has grown at rates approximating general economic growth rates. Many of the markets for our products, particularly ethylene and propylene, and many grades of polyethylene and polypropylene, are cyclical and sensitive to changes in the balance between supply and demand, the price of raw materials and the level of general economic activity. Historically, these markets have experienced alternating periods of tight supply, rising prices and profit margins, followed by periods of capacity additions resulting in over capacity and declining prices and margins.

  The three-year period from 1998 to 2000 was marked by considerable volatility in the industry. The fourth quarter of 1998 marked a trough in the commodity petrochemical cycle due to a combination of new capacity, high inventory levels and the Asian financial crisis. In 1999, ethylene and derivatives prices rebounded from year end 1998 lows as domestic ethylene demand grew by more than 6.5%, while the industry experienced both planned and unplanned outages. As a result, benchmark ethylene prices increased every quarter from the end of 1998, and reached a peak in mid-2000. Raw material costs also began increasing during 1999 due to higher oil and gas prices. These increases continued through 1999 into 2000 and remained at high levels during 2000. From the end of 1998 to the end of 2000, the weighted-average cost of raw materials for the industry rose 150%. Surging natural gas costs late in 2000 increased both the costs of natural gas liquids-based raw materials (primarily ethane) as well as the cost of utilities. As a result, some United States-based producers, including us, idled plants that use natural gas liquids-based raw materials. Also during 2000, significant industry ethylene capacity was added. During the latter half of 2000, demand began to weaken due to slower United States economic growth. As a result of these factors, benchmark ethylene prices declined in the fourth quarter 2000.

  Demand for products in our petrochemicals and polymers segments during the first half of 2001 was affected by continuing weakness in the U.S. economy, a trend that started in the second half of 2000. The U.S. economy grew at an estimated annual rate of 1% in the first half of 2001 compared to 5% in the first half of 2000. Crude oil prices, which affect the cost of crude-oil based raw materials, began to decrease in the first quarter 2001 and continued in a downward trend in the second quarter 2001 to levels comparable to the prior year periods. Natural gas costs, which affect the cost of natural gas liquids, another major source of raw materials for Equistar, as well as energy costs, began to decrease in the second quarter 2001 from the high levels reached in the first quarter 2001.

  Natural gas prices spiked in January 2001 at nearly $10 per million BTUs, compared to a price range of $1.50 to $2.50 per million BTUs in the period from 1991 to 1999. Since the January 2001 spike, natural gas prices have decreased. Second quarter 2001 average natural gas prices decreased 33% from first quarter 2001 levels. Nonetheless, second quarter 2001 average natural gas prices were 36% higher than natural gas prices in the second quarter 2000 and average natural gas prices for the first half of 2001 were almost double those of the first half of 2000. The high natural gas prices had a significant impact in reducing the competitive position of North American exports to other regions of the world. With the recent decreases in natural gas prices, the competitive position of North American exports has improved, but, as of the end of the second quarter, had not returned to its historical position. These high natural gas prices had a significant impact on our costs in the first six months of 2001.

  The significant increase in natural gas liquids costs, lower exports and lower domestic demand led some producers, including us, to idle plants that primarily use natural gas liquids as raw materials. In the second quarter 2001, we reduced the state of readiness of our previously idled Lake Charles, Louisiana plant, which represents 7% of our ethylene capacity. Industry analysts estimate that U.S. producers were operating at less than 85% of capacity for the first half of 2001 compared to slightly over 95% in the first half of 2000.

  In addition, the ethylene industry is affected by significant capacity additions. The industry added annual ethylene capacity of 13.4 billion pounds globally in 2000 and is scheduled to add a record 14.1 billion pounds in 2001, or nearly 6% in each year. New domestic capacity scheduled for the latter half of 2001 will add 5% to existing domestic ethylene capacity during a period of weak demand growth. The combination of weak demand and excess capacity has put pressure on industry prices and margins in 2001.

SEGMENT DATA

  The following tables reflect selected actual sales volume data, including intersegment sales volumes, and summarized financial information for our business segments. The addition of the business contributed to us by Occidental is reflected prospectively from May 15, 1998.

                                 FOR THE YEAR ENDED       FOR THE SIX MONTHS
                                    DECEMBER 31,            ENDED JUNE 30,
                               -------------------------  --------------------
                                1998     1999     2000      2000       2001
                               -------  -------  -------  ---------  ---------
                                                              (UNAUDITED)
                                          (MILLIONS OF DOLLARS)
SALES AND OTHER OPERATING
 REVENUES:
Petrochemicals segment.......  $ 3,474  $ 4,759  $ 7,031  $   3,486  $   3,164
Polymers segment.............    2,208    2,159    2,351      1,211      1,058
Intersegment eliminations....   (1,158)  (1,324)  (1,887)      (940)      (849)
                               -------  -------  -------  ---------  ---------
    Total....................  $ 4,524  $ 5,594  $ 7,495  $   3,757  $   3,373
                               =======  =======  =======  =========  =========
COST OF SALES:
Petrochemicals segment.......  $ 3,143  $ 4,298  $ 6,330  $   3,043  $   2,961
Polymers segment.............    1,943    2,028    2,465      1,229      1,133
Intersegment eliminations....   (1,158)  (1,324)  (1,887)      (940)      (849)
                               -------  -------  -------  ---------  ---------
    Total....................  $ 3,928  $ 5,002  $ 6,908  $   3,332  $   3,245
                               =======  =======  =======  =========  =========
OTHER OPERATING EXPENSES:
Petrochemicals segment.......  $    12  $    14  $     7  $       4  $       7
Polymers segment.............       88       80       71         36         37
Unallocated..................      200      240      175         88         84
Unusual charges..............       14       96      --         --          22
                               -------  -------  -------  ---------  ---------
    Total....................  $   314  $   430  $   253  $     128  $     150
                               =======  =======  =======  =========  =========
OPERATING INCOME (LOSS):
Petrochemicals segment.......  $   319  $   447  $   694  $     439  $     196
Polymers segment.............      177       51     (185)       (54)      (112)
Unallocated..................     (200)    (240)    (175)       (88)       (84)
Unusual charges..............      (14)     (96)     --         --         (22)
                               -------  -------  -------  ---------  ---------
    Total....................  $   282  $   162  $   334  $     297  $     (22)
                               =======  =======  =======  =========  =========
SALES VOLUMES (IN MILLIONS):
Selected petrochemicals prod-
 ucts:
  Olefins (pounds)...........   16,716   18,574   18,490      9,508      8,313
  Aromatics (gallons)........      271      367      397        211        188
Polymers products (pounds)...    6,488    6,388    6,281      3,141      2,837

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001

 NET INCOME

  Our net loss of $30 million in the second quarter 2001 compares to net income of $152 million in the second quarter 2000. The decrease of $182 million primarily reflected lower volumes due to reduced demand and lower margins in our petrochemicals segment due to lower prices for ethylene and co-product propylene. Polymers segment results did not change significantly.

  Our net loss of $107 million for the first six months of 2001 compares to net income of $208 million for the first six months of 2000. The $315 million decrease reflects lower volumes and margins in both the petrochemicals and polymers segments. The lower volumes reflect weaker demand in 2001. The lower margins were due to the significant effect of higher natural gas costs in the first quarter 2001 on the cost of natural gas liquids-based raw materials and energy costs as well as lower co-product propylene prices and lower polymers prices. The first quarter 2001 also included $22 million of costs associated with the shutdown of the Port Arthur, Texas polyethylene facility.

 PETROCHEMICALS SEGMENT

  Revenues--Revenues of $1.5 billion in the second quarter 2001 decreased 17% compared to second quarter 2000 revenues of $1.8 billion due to lower sales volumes and prices. Sales volumes decreased about 12% due to lower demand, reflecting the weakness of the U.S. economy. The decrease in sales prices also reflects the lower demand and excess industry capacity. Benchmark quoted ethylene prices averaged 28.4 cents per pound in the second quarter 2001, a 10% decrease compared to the second quarter 2000. Average benchmark propylene prices decreased 30% compared to the second quarter 2000.

  Revenues of $3.2 billion for the first six months of 2001 decreased 9% compared to the first six months of 2000 as lower 2001 sales volumes were partially offset by higher average prices in 2001. Sales volumes decreased about 13% due to weaker business conditions in 2001. Average sales prices in 2001 were slightly higher primarily due to increases in the first quarter 2001 in response to high natural gas costs. Prices declined in the second quarter 2001.

  Cost of Sales--Cost of sales of $1.4 billion in the second quarter 2001 decreased 7% compared to $1.5 billion in the second quarter 2000. The decrease was primarily due to 12% lower volumes and was partly offset by a significant decrease in co-product propylene prices, resulting in a lower co-product credit to cost of sales.

  Cost of sales of $3.0 billion in the first six months of 2001 decreased 3% compared to the first six months of 2000. The effect of the 13% decrease in sales volumes was substantially offset by the significant first quarter 2001 increase in natural gas liquids-based raw material costs and energy costs due to the spike in natural gas costs as well as the decrease in co-product prices.

  Operating Income--Operating income of $81 million in the second quarter 2001 decreased from $267 million in the second quarter 2000 due to lower sales volumes as well as lower prices and margins, primarily for co-product propylene.

  Operating income of $196 million for the first six months of 2001 decreased from $439 million in the first six months of 2000 due to higher natural gas liquids-based raw material costs and higher energy costs, primarily in the first quarter 2001, as well as lower sales volumes and lower co-product propylene prices.

 POLYMERS SEGMENT

  Revenues--Revenues of $516 million in the second quarter 2001 decreased 13% compared to $595 million in the second quarter 2000 reflecting an 8% decrease in average sales prices and a 5% decrease in volumes. The decrease in sales prices reflected weaker 2001 business conditions and pressure from decreasing raw material costs. The decline in volumes was tempered by the effect on second quarter 2000 volumes of a turnaround at the Morris, Illinois facility during that period.

  Revenues of $1.1 billion for the first six months of 2001 decreased almost 13% compared to $1.2 billion in the first six months of 2000 due to a 10% decrease in sales volumes and a 3% decrease in average sales prices compared to the first six months of 2000. The decrease in sales volumes reflects the effect of weaker demand in the first six months of 2001. The sales price decreases reflect weaker 2001 business conditions and pressure from decreasing raw material costs.

  Cost of Sales--Cost of sales of $520 million in the second quarter 2001 decreased 13% compared to $599 million for the second quarter 2000. The decrease in 2001 reflected lower raw material costs, primarily ethylene and propylene, as well as the 5% decrease in volumes.

  Cost of sales of $1.1 billion in the first six months of 2001 decreased 8% compared to $1.2 billion for the first six months of 2000, due to a 10% decrease in sales volumes in 2001. The decrease in raw material costs in the first six months of 2001 was not as significant as in the second quarter comparison due to the first quarter 2001 effect of high natural gas costs on both raw material and energy costs.

  Operating Income--The polymers segment had an operating loss of $23 million in both the second quarter 2001 and the second quarter 2000. Although sales prices decreased in the second quarter 2001, raw material costs also decreased, offsetting the lower prices and the 5% lower sales volumes.

  For the first six months of 2001, the operating loss was $112 million compared to an operating loss of $54 million in the comparable 2000 period. The increased operating loss was primarily due to the effect of lower polymers prices on margins as well as the effect of lower sales volumes and the first quarter 2001 effect of high natural gas costs.

 UNALLOCATED ITEMS

  The following discusses expenses that were not allocated to the petrochemicals or polymers segments.

  Unusual Charges--We discontinued production at our higher-cost Port Arthur, Texas polyethylene facility on February 28, 2001 and shut down the facility. Closed production units included a 240 million pounds per year high density polyethylene reactor and a low density polyethylene reactor with annual capacity of 160 million pounds. These units and a 300 million pounds per year high density polyethylene reactor mothballed in the fourth quarter of 1999 have been shut down permanently. The asset values of these production units were previously adjusted as part of a $96 million restructuring charge recognized in 1999. During the first quarter 2001, we recorded a $22 million charge, which included environmental remediation liabilities of $7 million, other exit costs of $3 million and severance and pension benefits of $7 million for approximately 125 people employed at the Port Arthur facility. The remaining balance primarily related to the write down of certain inventories.

 SECOND QUARTER 2001 VERSUS FIRST QUARTER 2001

  Our net loss of $30 million in the second quarter 2001 compares to a net loss of $77 million in the first quarter 2001. Excluding $22 million of Port Arthur shutdown costs in the first quarter 2001, our net loss decreased $25 million. This was primarily due to a $66 million decrease in the operating loss of the polymers segment, offset in part by a $34 million decrease in the operating profit of the petrochemicals segment.

  The petrochemicals segment reported operating income of $81 million in the second quarter 2001 compared to $115 million in the first quarter 2001. Second quarter 2001 olefins sales volumes declined 4% from the first quarter 2001 as the domestic economy continued to weaken. Ethylene and co-product price decreases were only partly offset by decreases in energy and raw material costs, resulting in lower margins. Average benchmark ethylene prices were 28.4 cents per pound in the second quarter 2001, a 12% decrease from the first quarter 2001 average price of 32.1 cents. Pricing for co-products such as propylene, butadiene and benzene fell even more significantly.

  The polymers segment had an operating loss of $23 million in the second quarter 2001 compared to an operating loss of $89 million in the first quarter 2001. The improvement was the result of polymers prices decreasing less than energy costs and the cost of ethylene, a major raw material. Polymer price increases from the first quarter 2001 were still being phased in during April 2001, while ethylene prices began to decline in March 2001. During April and early May of 2001, margins in the polymer business increased. In late May and June of 2001, polymer prices began to fall as new polymer capacity impacted the market. Second quarter 2001 sales volumes for polymers decreased 3% from the first quarter 2001 due to the weak domestic economy.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

 NET INCOME

  Our 2000 net income of $153 million increased $71 million from net income, excluding unusual items, of $82 million in 1999. The increase reflected the benefits of higher petrochemicals segment margins and lower selling, general and administrative expenses partly offset by lower polymers segment margins and lower sales volumes in both segments. The unusual items in 1999 included restructuring and other unusual charges of $96 million and gains on asset sales of $46 million. Petrochemicals margins improved in 2000 as average sales prices increased more than raw material costs. However, polymers sales price increases in 2000 lagged behind raw material cost increases, leading to reduced margins. Lower 2000 volumes in both segments primarily reflected a slow down in demand in the latter half of 2000.

  Our net income, excluding unusual items, of $82 million in 1999 decreased $75 million from net income, excluding unusual items, of $157 million in 1998. The decrease was attributable to lower polymers margins, higher general and administrative expenses, and higher interest expense in 1999 compared with 1998. These were only partly offset by higher petrochemicals sales volumes. Unusual items in 1998 included $14 million of restructuring charges.

 PETROCHEMICALS SEGMENT

  Revenues--Revenues of $7.0 billion in 2000 increased 48% from $4.8 billion in 1999. The increase was primarily due to higher average sales prices, as sales volumes were relatively flat compared to 1999. Sales prices rose rapidly in 1999, and remained at higher levels throughout 2000, resulting in higher average prices for 2000. For example, average benchmark ethylene prices were 37% higher in 2000 than in 1999. Volumes were flat due to a slow down in demand in the latter half of 2000, reflecting slower growth in the U.S. economy. As a result of the slower demand and the adverse effects of the rapid fourth quarter increase in natural gas costs, we idled some capacity in 2000 that uses natural gas liquids-based raw materials.

  Revenues of $4.8 billion in 1999 increased 37% from $3.5 billion in 1998. The increase was due to both higher average sales prices and higher sales volumes during 1999. As a result of rapidly rising prices throughout 1999, which reflected stronger demand as well as increases in the underlying cost of raw materials, average sales prices for 1999 were about 20% higher than average sales prices for 1998. Sales volumes increased about 13% during 1999, reflecting a full year of the business contributed to us by Occidental and stronger demand.

  Cost of Sales--Cost of sales of $6.3 billion in 2000 increased 47% compared to cost of sales of $4.3 billion in 1999. The increase was primarily due to increases in raw material costs, which were affected by higher average crude oil and natural gas costs in 2000. Industry data indicates that the average cost of crude oil increased 60%, while the average cost of natural gas increased 70% in 2000 compared to 1999. The fourth quarter 2000 average cost of natural gas was 130% higher than the full year 1999 average, reflecting the rapid increase late in that year.

  Cost of sales of $4.3 billion in 1999 increased 36% compared to cost of sales of $3.1 billion in 1998. This increase was partly due to higher production levels in 1999, reflecting twelve months of operations of the business contributed to us by Occidental. The balance of the increase was due to higher raw material costs and, to a lesser extent, higher maintenance costs associated with a 1999 Channelview olefins plant outage. One of our two Channelview olefins units, with an annual ethylene capacity of 1.9 billion pounds, was shut down from early April 1999 to mid-May 1999 to repair a compressor.

  Operating Income--Operating income of $694 million in 2000 increased 55% compared to $447 million in 1999. Gross margin as a percent of sales was flat at 10%, as sales price increases, on average, kept pace with raw material cost increases. Generally, we were able to increase sales prices more than the increase in raw material costs per unit.

  Operating income of $447 million in 1999 increased 40% compared to $319 million in 1998, while gross margin as a percent of sales was flat at 10%. Gross margin percentages were flat as sales prices increases, on average, kept pace with increases in raw material costs. The benefit from increased sales volumes was only partly offset by the effects of the production unit outage in 1999. The 1999 increase in sales volumes was primarily due to inclusion of a full year of operations of the business contributed to us by Occidental, which was added in mid-May 1998.

 POLYMERS SEGMENT

  Revenues--Revenues of $2.4 billion in 2000 increased 9% compared to revenues of $2.2 billion in 1999 due to higher sales prices partly offset by lower sales volumes. Average sales prices were 9% higher, primarily in response to higher raw material costs for ethylene and propylene. Sales volumes declined 2% due to a combination of a planned maintenance turnaround at the Morris, Illinois plant in the second quarter 2000 and a slow down in demand in the latter half of 2000, reflecting slower growth in the U.S. economy.

  Revenues of $2.2 billion in 1999 decreased slightly from 1998 revenues primarily due to lower sales volumes. Sales volumes decreased due to the shut down of less efficient high density polyethylene and other polymer product capacity, plant maintenance and the sale of the concentrates and compounds business in 1999. Industry sales prices, which began decreasing during the fourth quarter 1997, continued in a downward trend throughout 1998, but then increased during 1999 as raw material costs increased. As a result, average sales prices were comparable from 1998 to 1999.

  Cost of Sales--Cost of sales of $2.5 billion in 2000 increased 22% compared to $2.0 billion in 1999. Higher 2000 average prices for ethylene and propylene, the primary raw materials for polymers, were partly offset by lower sales volumes. Average 2000 benchmark prices for ethylene were higher by 37% and prices for propylene were higher by 70% than in 1999.

  Cost of sales was $2.0 billion in 1999 and $1.9 billion in 1998. Higher 1999 average prices for ethylene and propylene were substantially offset by lower sales volumes.

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

  Operating Income--The operating loss of $185 million in 2000 decreased from operating income of $51 million in 1999. The decrease was primarily due to substantially lower margins for 2000 compared to 1999 as raw material cost increases outpaced sales price increases. Gross margin as a percent of sales was negative in 2000 compared to 6% in 1999.

  Operating income of $51 million in 1999 decreased 71% compared to $177 million in 1998. The decrease was primarily due to substantially lower margins for 1999 compared to 1998 as raw material cost increases outpaced sales price increases. Gross margin as a percent of sales decreased to 6% in 1999 from 12% in 1998.

 UNALLOCATED ITEMS

  The following discusses expenses that were not allocated to the petrochemicals or the polymers segments.

  Other Operating Expenses--This caption includes general and administrative expenses and amortization of goodwill and other intangibles. Unallocated expenses were $175 million in 2000, $240 million in 1999, and $200 million in 1998. The increase from 1998 to 1999 was primarily due to higher compensation and employee benefit expenses and costs associated with Year 2000 preventive measures. The decrease from 1999 to 2000 reflects the reduction in compensation and employee benefit expenses and Year 2000 costs, as well as savings realized from the consolidation of certain administrative functions under the shared services arrangement we have with Lyondell.

  Restructuring and Other Unusual Charges--Restructuring and other unusual charges were $96 million in 1999 and $14 million in 1998. During 1999, we recorded a charge of $96 million associated with a decision to shut down certain polymer reactors and severance costs related to these shutdowns and consolidation of certain administrative functions between Lyondell and Equistar. The decision to shut down the polymer reactors was based on their high production costs, market conditions in the polyethylene industry and the flexibility to utilize more efficient reactors to meet customer requirements. Approximately $72 million of the total charge was an adjustment of the asset carrying values of the reactors. The remaining $24 million represented severance and other employee-related costs for approximately 500 employee positions that were eliminated. The eliminated positions, primarily administrative functions, resulted from opportunities to consolidate such services among Lyondell and Equistar and, to a lesser extent, positions associated with the shut down polymer reactors. We made severance payments of $19 million in 2000. As of December 31, 2000, substantially all of the employee terminations had been completed and the remaining liability was eliminated. We incurred and recorded $14 million of restructuring charges related to the addition of the business contributed to us by Occidental in 1998.

  Interest Expense, Net and Other Income--Net interest expense was $181 million in 2000, $176 million in 1999 and $139 million in 1998. Interest expense increased from 1998 to 1999 due to higher levels of debt as a result of the addition of the business contributed to us by Occidental in mid-May 1998. Interest expense also increased from 1998 to 1999 and from 1999 to 2000 due to the February 1999 refinancing of $900 million of bank debt with senior unsecured notes, which carry a higher fixed rate of interest. Other income of $46 million in 1999 primarily consisted of net gains on asset sales, including the sale of the concentrates and compounds business in April 1999.

LIQUIDITY AND CAPITAL RESOURCES

  Our principal sources of liquidity are cash flows from operations and borrowings under our amended and restated credit facility. Our principal uses of cash are capital expenditures, distributions and debt service.

 DEBT SERVICE

  As of June 30, 2001, on a pro forma basis, we had approximately $2.4 billion of indebtedness outstanding. Our significant debt service obligations could, under certain circumstances, have material consequences to note holders. Our principal debt obligations include the outstanding notes, our amended and restated credit facility, the other notes described below and will include the new notes following their issuance.

  Amended and Restated Credit Facility--Our credit facility includes a $500 million revolving credit facility and a $300 million term loan. Up to $150 million of the revolving credit facility is available to permit the issuance of letters of credit. The revolving credit facility terminates in August 2006. The term loan matures in August 2007 and requires amortization of 1% of the principal amount during each of the first five years. Under certain circumstances, we will be required to prepay the term loan out of the proceeds of asset sales, debt and equity issuances and casualty events.

  We are required to pay a facility fee on the entire revolving credit facility at a rate of .5% to .75% per year, depending on our ratio of debt to EBITDA, as defined in the amended and restated credit facility. Borrowings under the revolving credit facility generally bear interest based on a margin over, at our option, a base rate or the LIBO rate. The applicable margin varies between 1% and 1.75%, in the case of LIBOR loans, and 0% and .75%, in the case of base rate loans, based upon our ratio of debt to EBITDA. The term loan generally bears interest at a rate equal to LIBOR plus 3% or the base rate plus 2%, at our option. Our obligations under the credit facility are secured by substantially all of our personal property, including receivables and inventory, and a portion of our real property. The credit facility contains customary covenants and events of default. See "Description of Other Indebtedness--Amended and Restated Credit Facility."

  Notes--The outstanding notes and the new notes offered by this prospectus in exchange for the outstanding notes will mature in 2008. Interest on the notes is payable semiannually in cash. The notes contain customary covenants and events of default, including covenants that limit our ability to incur debt and make certain investments.

  In addition to the notes, we also have $100 million of 9.125% notes due 2002, $300 million of 8.50% notes due 2004, $150 million of 6.50% notes due 2006, $598 million of 8.75% notes due 2009 and $150 million of 7.55% debentures due 2026. Interest on each series of notes is payable semiannually in cash. These notes all contain limitations on our ability to grant liens or enter into sale/leasebacks with respect to some of our manufacturing facilities.

  Railcar Financings--In addition to our debt obligations, we also have entered into several master leases to lease railcars that are accounted for as operating leases. The leases have five renewable one-year terms and mature after the fifth year, and require annual lease payments of approximately $75 million per year. We can purchase the cars when the facilities mature or, if we do not, then we must pay the lessor to the extent that the sales proceeds are less than their guaranteed residual value set out in the agreements, which was approximately $235 million at June 30, 2001.

 CAPITAL EXPENDITURES

  We spent approximately $131 million on capital expenditures in 2000 and spent approximately $53 million on capital expenditures in the first six months of 2001, and anticipate that we will spend approximately $50 million in the last six months of 2001. We have reduced our 2001 capital expenditures as a cost-saving measure as a result of the poor current business environment.

 DISTRIBUTIONS

  Under our partnership agreement, we are required to estimate the future cash needs for our business and to distribute surplus cash to our owners. See "Description of the Partnership Agreement-- Distribution of Available Net Operating Cash to Our Owners." Currently, we do not anticipate making any distributions to our owners for the remainder of 2001. We will be required to pay additional interest on the notes and our amended and restated credit facility if we pay distributions to our owners when our fixed charge coverage ratio, as defined in the indenture, is less than 1.75 to 1.

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

 SOURCES OF FUNDS

  Management believes that business conditions will be such that cash balances, cash flow from operations and borrowings under the amended and restated credit facility and proceeds from the offering of the outstanding notes will be adequate to meet anticipated future cash requirements, including scheduled debt repayments, necessary capital expenditures and ongoing operations.

HISTORICAL FINANCIAL CONDITION

 OPERATING ACTIVITIES

  Operating activities provided cash of $95 million in the first six months of 2001 compared to $259 million in the comparable 2000 period. The $164 million decrease in the first six months of 2001 primarily reflected $315 million of lower income from operations, partly offset by a reduction in 2001 working capital. The reduction in working capital in the first six months of 2001 was primarily due to lower receivables, reflecting lower sales prices and improved collection efficiency. The decrease in receivables was offset by a decrease in payables, due to lower raw material costs, and an increase in inventories. The inventory component of working capital increased $34 million primarily due to increased levels of raw materials. Raw material inventories had been minimized at year end due to the high cost of raw materials.

  Operating activities provided cash of $339 million in 2000 compared to $344 million in 1999. The benefit from higher 2000 net income was offset by an increase in working capital, primarily due to a significant reduction in accrued liabilities in 2000 compared to an increase in 1999. The decrease in accrued liabilities in 2000 reflected the timing of severance and other compensation-related payments, as well as a change in the timing of interest payments due to the February 1999 refinancing. Despite improved receivables collection efficiency and higher inventory turnover, receivables and inventory balances were higher in 2000 due to the effects of higher product prices and raw material costs.

 INVESTING ACTIVITIES

  Our capital expenditures were $53 million in the first six months of 2001 and $48 million in the first six months of 2000. In addition, we purchased the low- and medium-voltage power cable materials business of AT Plastics, Inc. for $7 million during the second quarter 2001. Our capital spending for 2001 is currently projected at approximately $103 million and includes spending for cost reduction and yield improvement projects. The planned 2001 capital expenditures have been reduced by approximately 40% from amounts originally budgeted due to the poor current business environment.

  Our capital expenditures were $131 million in 2000 and $157 million in 1999. Capital expenditures in 2000 primarily included low-cost, incremental capacity expansions and cost-reduction projects. The most significant capital expenditures in 1999 related to the 480 million pound high density polyethylene resin expansion project at our Matagorda, Texas facility, which started operating in the fourth quarter 1999.

 FINANCING ACTIVITIES

  There were no distributions to our owners in the first six months of 2001 and we do not currently anticipate making any distributions to our owners for the remainder of 2001. We secured an amendment to our credit facility in March 2001, making certain financial ratio requirements less restrictive.

  Net cash used in financing activities was $302 million in 2000, including $280 million of distributions to owners and $42 million of scheduled debt repayment. We also had net borrowings of $20 million under our existing credit facility during 2000.

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

CURRENT BUSINESS OUTLOOK

  Management expects continued poor operating results in the second half of 2001 due to continued weak conditions in global chemical markets. Pricing and margin pressures are expected to continue for the remainder of the year in our petrochemicals and polymers businesses. Our assessment is that our operating results for the third quarter of 2001 will be lower than in the first quarter of 2001.

ENVIRONMENTAL MATTERS

  Various environmental laws and regulations impose substantial requirements upon our operations. Our policy is to be in compliance with such laws and regulations, which include, among others, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as amended, RCRA and the Clean Air Act Amendments of 1990. We do not specifically track all recurring costs associated with managing hazardous substances and pollution in ongoing operations. Such costs are included in cost of sales. We also make capital expenditures to comply with environmental regulations. Such capital expenditures totaled approximately $6 million, $3 million and $5 million for 2000, 1999 and 1998, respectively. All such expenditures were funded by cash generated from operations.

  The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the EPA. As a result, the TNRCC has submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. Ozone is a product of the reaction between volatile organic compounds and nitrogen oxides ("NOx") in the presence of sunlight, and is a principal component of smog. The proposed plans for meeting the ozone standard focus on significant reductions in NOx emissions. NOx emission reduction controls must be installed at each of our six plants located in the Houston/Galveston region during the next several years, well in advance of the 2007 deadline. Compliance with the plan will result in increased capital investment, which could be between $150 million and $300 million before the 2007 deadline, as well as higher annual operating costs for us. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. We have been actively involved with a number of organizations to help solve the ozone problem in the most cost-effective manner and, in January 2001, we and an organization composed of industry participants filed a lawsuit against the TNRCC to encourage adoption of an alternative plan to achieve the same air quality improvement with less negative economic impact on the region. In June 2001, the parties entered into a consent order with respect to the lawsuit. Pursuant to the consent order, the TNRCC agreed to review, by June 2002, the scientific data for ozone formation in the Houston/Galveston region. If the TNRCC scientific review supports the industry group proposal, the TNRCC has agreed to revise the NOx emission reduction requirements set forth in its original plan. Such revision of the NOx emission reduction requirements would reduce our estimated capital investments required to comply with the plans for meeting the ozone standard.

  In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether, or MTBE, in gasoline sold in areas not meeting specified air quality standards. However, while studies by federal and state agencies and other organizations have shown that MTBE is safe for use in gasoline, is not carcinogenic and is effective in reducing automotive emissions, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern that MTBE may, in certain limited circumstances, affect the taste and odor of drinking water supplies, and thereby lead to possible public concerns.

  Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. Such actions, to be effective, would require (i) a waiver of the state's oxygenate mandate, (ii) Congressional action in the form of an amendment to the Clean Air Act or (iii) replacement of MTBE with another oxygenate such as ethanol, a more costly, untested, and less widely available additive. California has twice sought a waiver of its oxygenate mandate. California's request was denied by both the Clinton Administration and the Bush Administration. At the federal level, a blue ribbon panel appointed by the EPA issued its report on July 27, 1999. That report recommended, among other things, reducing the use of MTBE in gasoline. During 2000, the EPA announced its intent to seek legislative changes from Congress to give the EPA authority to ban MTBE over a three-year period. Such action would only be granted through amendments to the Clean Air Act. Additionally, the EPA is seeking a ban of MTBE utilizing rulemaking authority contained in the Toxic Substance Control Act. It would take at least three years for such a rule to issue. In January 2001, however, senior policy analysts at the U.S. Department of Energy presented a study stating that banning MTBE would create significant economic risk. The study did not identify any benefits from banning MTBE. Additionally, in early 2001, after a thorough evaluation of MTBE conducted in connection with proposed amendments to the 1998 European Council directive on gasoline and diesel fuel specifications, the European Union concluded that the use of MTBE in gasoline does not present a health risk to the community or a risk to the environment, and decided not to restrict the use of MTBE in the European Union. The EPA initiatives mentioned above or other governmental actions could result in a significant reduction in our MTBE sales. We have developed technologies to convert our process to produce alternate gasoline blending components should it be necessary to reduce MTBE production in the future.

  Additionally, the Clean Air Act specified certain emissions standards for vehicles beginning in the 1994 model year and required the EPA to study whether further emissions reductions from vehicles were necessary starting no earlier than the 2004 model year. In 1998, the EPA concluded that more stringent vehicle emission standards were needed and that additional controls on gasoline and diesel were necessary to meet these emission standards. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new "on-road" diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. Our olefins fuel business may be impacted if these rules increase the cost for processing fuel components.

ACCOUNTING STANDARDS

  In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. The statement will be effective for our calendar year 2002. Under SFAS No. 142, amortization of goodwill to earnings will be discontinued. However, goodwill will be reviewed for impairment at least annually and whenever events indicate an impairment may have occurred. A benchmark assessment of potential impairment also must be completed within six months of adopting SFAS No. 142. As of June 30, 2001, we carried $1.1 billion of goodwill on our balance sheet, which is amortized at an annual rate of $33 million. We are currently evaluating the effect that implementation of SFAS No. 142 will have on our financial statements.

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

                    DISCLOSURE OF MARKET AND REGULATORY RISK

COMMODITY PRICE RISK

  A substantial portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle. We try to protect against such instability through various business strategies. These include increasing the olefins plants' raw material flexibility, entering into multi-year processing and sales agreements, and moving downstream into olefins derivatives products whose pricing is more stable. However, these strategies do not fully protect us and our results are affected by negative changes in commodity prices.

  We enter into over-the-counter "derivatives," or price swap contracts, for crude oil to help manage our exposure to commodity price risk with respect to crude oil-related raw material purchases. These hedging arrangements have the effect of locking in, at predetermined prices or ranges of prices and for a specified period of time, the prices that we will pay for the volumes to which the hedge relates. As a result, while these hedging arrangements are structured to reduce our exposure to increases in price associated with the hedged commodity, they also limit the benefit we might otherwise receive from any price decreases associated with the hedged commodity. During the second quarter 2001, we entered into put options covering 1.9 million barrels of crude oil. The put options were not treated as hedges for financial reporting purposes, but are intended to reduce our crude oil-based raw material costs.

  As of June 30, 2001, the outstanding price swap contracts, which mature from July 2001 through March 2002, covered 7.2 million barrels of crude oil, and are intended to cover from approximately 25% to 30% of our estimated crude oil-related raw material exposures. Based on quoted market prices, we recorded a liability of $2 million at June 30, 2001 for those contracts. Assuming a hypothetical 25% decrease in crude oil prices from those in effect at June 30, 2001, the loss in earnings for the price swap contracts would be approximately $45 million. As of June 30, 2001, the outstanding put option contracts, which mature from August 2001 through December 2001, covered 1.7 million barrels of crude oil. Assuming the same hypothetical 25% decrease in crude oil prices, our loss in earnings for the put option contracts would be approximately
$10 million. Sensitivity analysis was used for purposes of the above analyses. The quantitative information about market risk is necessarily limited because it does not take into account the effects of the underlying operating transactions. We do not engage in any derivatives trading activities.

INTEREST RATE RISK

  We are exposed to interest rate risk with respect to our variable-rate credit facility. At June 30, 2001, on a pro forma basis, the outstanding balance under the credit facility was $365 million. Assuming a hypothetical 1% increase in interest rates, the increase in annual interest expense on the variable-rate debt would be approximately $3.7 million. Sensitivity analysis was used for this purpose.

REGULATORY RISK

  See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters."

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

                               INDUSTRY OVERVIEW

OVERVIEW

  Olefins are the building blocks of the petrochemical industry and include primarily ethylene and propylene. Ethylene and propylene, as well as their polymer derivatives, polyethylene and polypropylene, are used in the manufacture of a wide range of consumer non-durable plastics and films, as well as consumer durables and industrial products. Historical demand for these products has generally tracked economic growth. Other key drivers of demand are rising living standards in developing nations and the continued substitution of plastics and synthetics for other materials. North America, Asia and Western Europe are the largest consumers of olefins and their derivative products, accounting for 86% of world demand in 2000. The economic health of these regions is therefore a major determinant of the condition of the olefins industry. Other factors affecting demand include the price of plastics compared to the prices of substitute products such as metal, glass and paper, and infrastructure development within developing countries, which increases demand for both durable and non-durable olefins applications.

  The global olefins and polyolefins industry is cyclical. The cycle is characterized by periods of tight supply and demand, leading to high operating rates and peak margins, followed by a decline in operating rates primarily resulting from significant capacity additions. The result is trough conditions with cash margins for higher cost producers at or below breakeven. The industry is currently in a down cycle. Due to the significant size of new olefins plants, capacity additions come in large increments and typically require several years of demand growth to be absorbed. Designing and constructing a new world scale olefins facility takes approximately four years. Other than the plants expected to come on-line later this year, no significant ethylene capacity additions in North America have been announced. Operating rates and margins are currently depressed due to significant capacity additions in 2000 and 2001 and weak demand growth. Operating rates should increase over time as economic growth improves, permitting this announced capacity to be absorbed and prices and margins to rise.

PETROCHEMICALS

 ETHYLENE

  In terms of volume, ethylene is the most widely consumed petrochemical in the world. It is a basic raw material for a broad array of chemical products including: (i) polyethylene (in high density polyethylene (HDPE), low density polyethylene (LDPE) and linear low density polyethylene (LLDPE) forms), which is used in trash bags, packaging film, toys, housewares and milk containers;
(ii) ethylene dichloride, which is further processed into polyvinyl chloride
(PVC), a chemical that is widely used in residential and commercial construction; (iii) ethylbenzene, an intermediate chemical used in the production of polystyrene which is then used in packaging and containers; and
(iv) ethylene oxide, which is used in the production of ethylene glycol, which is further processed into antifreeze and polyesters. Ethylene can be produced from ethane, propane, butane, naphtha or gas oil. The two most common feedstocks are ethane (because of its high yield) and naphtha (because of its availability, transportability and ability to generate co-products).

  The chart below highlights North American ethylene consumption. Polyethylene is the largest use of ethylene, accounting for over 50% of ethylene consumption. See "--Polymers."



[Chart]

  Margins in the world ethylene market reached a peak in 1995, with operating rates increasing in response to both strong demand and limited capacity additions. This period was characterized by both rising prices and reduced feedstock costs, resulting in strong profitability for producers. The 1997-1998 period was characterized by significant capacity additions and reduced incremental demand as a result of the Asian crisis, resulting in reduced operating rates and margins. As a result of strong world economic growth in 1999-2000, demand growth for ethylene was strong. Global demand in 2000 reached 200 billion pounds, an increase of 4.4% compared to 1999 demand of 192 billion pounds, although North American demand decreased by 1% over the same period. The compound annual global growth rate for ethylene volume over the past five years was 5.3%.

  North America is the largest consumer of ethylene. An estimated 66 billion pounds of ethylene, representing approximately 33% of world demand, was consumed by the North American market in 2000. The compound annual growth rate in North America over the past five years was 3.1%. The United States is by far the largest market for ethylene in North America, accounting for about 84% of total North American demand. Operating rates of ethylene producers in North America and the United States began declining in 2000 and into 2001 due to the impact of a 9% increase in capacity, aggravated by the sharp slowdown in the economy and increased raw material costs, which made North American producers less competitive. Other than plants expected to come on-line later this year, no significant capacity additions in North America have been announced. Limited capacity will be added from debottlenecking, including 1 billion pounds in 2003. Once economic growth improves, allowing capacity additions to be absorbed, operating rates should increase.

  As a result of a number of transactions, most recently the merger of The Dow Chemical Company and Union Carbide Corporation, the industry has been concentrated into fewer, larger and stronger competitors. The aggregate capacity share of the five largest North American producers increased from 40% in 1991 to nearly 65% in 2001. Larger producers are generally better able to optimize production during weak industry conditions. The five largest North American ethylene producers are Dow Chemical, Equistar, Exxon Mobil Corporation, Chevron Phillips Chemical Company LP and NOVA Chemical Company.

 PROPYLENE

  Propylene is the second most widely consumed petrochemical. The largest uses for propylene are: (i) polypropylene, used in carpeting, food packaging, upholstery, automotive components and plastic bottle caps; (ii) acrylonitrile, used in clothing and high impact plastics; (iii) oxo-alcohols, used in industrial solvents and intermediate chemicals; and (iv) propylene oxide, which is further processed into polyurethane foams. Approximately 70% of propylene is produced as a co-product of ethylene manufacturing and 28% is produced as a by-product of petroleum refining. The remaining 2% is obtained through the dehydrogenation of propane.

  The chart below highlights North American propylene consumption.


[Chart]

  Over the past five years, the growth in propylene demand has outpaced growth in ethylene demand. Worldwide demand for propylene reached 137 billion pounds in 2000, an increase of 5.3% over 1999. Over the last five years, propylene demand has grown at a 6.6% compound annual rate. Production and consumption of propylene is concentrated in North America, Western Europe and Japan, which collectively represent 75% of worldwide consumption. However, as with ethylene, the demand in the developing regions of the world is expected to outpace that of the more mature industrial regions. In North America, propylene demand continued to grow, reaching 35 billion pounds in 2000, an increase of nearly 6% compared to 1999. The five-year compound annual growth rate in North American demand for propylene was 4.9%.

  During the next five years, an estimated 34.5 billion pounds of propylene capacity is projected to come on stream worldwide, of which 4.5 billion pounds will be in the United States. While some of this new capacity will be connected to refinery operations, a majority will be as a co-product of additions to ethylene manufacturing capacity. A greater portion of the planned worldwide capacity additions will take place in higher demand areas such as the Middle East and Asia, while mature markets such as North America and Western Europe will experience more moderate capacity growth.

  As with ethylene, as a result of a number of transactions, the industry has been concentrated into fewer, larger and stronger competitors. Larger producers are generally better able to optimize production during weak industry conditions. The five largest North American producers of propylene are ExxonMobil, Equistar, Shell Chemical Company, Dow Chemical and Chevron Phillips.

POLYMERS

  Our principal polymers product is polyethylene. There are three basic polyethylenes: (i) low density polyethylene (LDPE); (ii) high density polyethylene (HDPE); and (iii) linear low density polyethylene (LLDPE). LDPE, the softest of the polyethylenes and the least crystalline, is used in applications requiring clarity, inertness and processing ease. HDPE has a high degree of crystallinity and a non-polar structure, resulting in good electrical insulation properties. The most commonly used application for HDPE is blow molding for the manufacture of milk bottles, liquid detergent bottles, industrial drums, oil bottles and gas tanks. LLDPE demonstrates greater tensile impact and tear properties, as well as better temperature characteristics than LDPE. LLDPE's major end use is in film applications such as shrink and stretch wrap, trash can liners and injection molding applications, including housewares and lids. Injection molding and film applications are also common with molding applications including pails, totes and crates. Film applications consist of grocery and merchandise bags.

  Of the three polyethylenes, LLDPE has demonstrated the strongest global growth with a 12.7% compound annual growth rate since 1995. HDPE and LDPE demand is also growing with an increase of 6.8% compound annual growth rate for HDPE and 1.2% compound annual growth rate for LDPE since 1995.

  The U.S. polyethylene market has displayed the same trend as the global market, with demand growing at a 3.6% compound annual growth rate over the last five years. HDPE grew 3.8% over the past five years, while there has been no growth in the LDPE market as LLDPE continues to make gains at the expense of LDPE.

  The charts below highlight North American polyethylene consumption by end use. The broad array of uses for polyethylene as well as other ethylene derivatives is an important reason for ethylene's sustained historical and continued growth.



[Chart]

  As with olefins, as a result of a number of transactions, the industry has been concentrated into fewer, larger and stronger competitors. Larger producers are generally better able to optimize production during weak industry conditions. The five largest North American producers of polyethylene are Dow Chemical, ExxonMobil, Equistar, Chevron Phillips and NOVA Chemicals.

                          ABOUT EQUISTAR CHEMICALS, LP

BUSINESS OVERVIEW

  We are a major chemical producer with leading positions in all of our key products. We are North America's second largest, and the world's third largest, producer of ethylene, the world's most widely used petrochemical. We are also the third largest producer of polyethylene in North America and in the world.

COMPETITIVE STRENGTHS

 LEADING POSITIONS IN ALL OF OUR KEY PRODUCTS

  We enjoy leading positions in our three key products: ethylene, propylene and polyethylene. Our product portfolio consists of chemicals used in a wide variety of commercial and industrial end markets, including packaging, paints, coatings, adhesives, cosmetics, automotive components, plastic bottles and caps and wire and cable insulation. The following table shows our leading positions for our key products:

                                                                  NORTH AMERICAN
                                                                     CAPACITY
                                                                  --------------
   PRODUCT                                                        POSITION SHARE
   -------                                                        -------- -----
   Ethylene......................................................    #2     16%
   Propylene.....................................................    #2     11%
   Polyethylene..................................................    #3     13%

 LARGE, INTEGRATED MANUFACTURING FACILITIES

  We operate 18 chemical manufacturing facilities and have an annual rated capacity of approximately 11.6 billion pounds of ethylene and 5.7 billion pounds of polyethylene. Our petrochemicals segment is highly integrated with our polymers segment and with several manufacturing facilities of our owners, to whom we sell a significant amount of our production. For example, for the six months ended June 30, 2001, approximately 86% of our ethylene production, based on sales dollars, was consumed by our polymers and oxygenated chemicals businesses or sold to our owners and their affiliates at market-related prices.

  The significant size, integration and geographic locations of our operations allow system-wide optimization while providing our customers with reliable and efficient product supply. We operate a 1,430 mile petrochemical pipeline system on the U.S. Gulf Coast; we have over 16 million barrels of storage capacity; and we own or lease approximately 9,700 railcars. The combination of our pipeline system, storage capacity and railcar fleet enables us to efficiently transfer both raw materials and finished products. We also have two plants located in close proximity to U.S. Midwest customers, providing a freight cost advantage on sales to these customers relative to U.S. Gulf Coast producers.

 LOW COST POSITION

  We continuously strive to lower overall costs through:

  . Feedstock Flexibility--We operate olefins plants that have the flexibility to consume a wide range of feedstocks, allowing us to better maximize product margins during periods of volatile energy and raw material prices compared to olefins plants that have limited feedstock flexibility. The primary feedstocks used in the production of olefins (petroleum liquids and natural gas liquids) represent approximately 75% of total cash costs. Petroleum liquids have had a historical cost advantage of approximately four cents per pound of ethylene over natural gas liquids. We have the capability to realize this incremental margin on approximately 63% of our ethylene capacity compared to less than 30% for other North American ethylene capacity. In particular, because of its feedstock flexibility, independent third-party surveys rank our Channelview facility as one of the lowest cash production cost olefins facilities in the United States.

  . Production Optimization--We are able to optimize operating rates at our manufacturing facilities to respond to changing industry conditions. We seek to maximize operating rates at each of our facilities and may idle less efficient manufacturing capacity and shift production to more efficient facilities in order to maximize cash flow during weak industry conditions.

  . Low Overhead Costs--Since our formation, we have been able to eliminate significant overhead costs by sharing services with Lyondell. Our selling, general and administrative expenses declined 30% from $259 million in 1999 to $182 million in 2000.

EXPERIENCED MANAGEMENT TEAM

  We are managed by an experienced team of executive officers that benefit from the collective best practices and experiences of our owners. Lyondell manages the daily operation of our business, while significant decisions are subject to the approval of representatives of each owner. Our senior management team, led by Dan Smith, chief executive officer of Equistar and president and chief executive officer of Lyondell, consists of five individuals with an average of over 28 years of experience in the chemical industry. Our partnership governance committee consists of nine individuals, three each from Lyondell, Millennium and Occidental.

PETROCHEMICALS SEGMENT

 OVERVIEW

  Petrochemicals are fundamental to many segments of the economy, including the production of consumer products, housing and automotive components and other durable and nondurable goods. We produce a variety of petrochemicals, including olefins, oxygenated products, aromatics and specialty products, at twelve facilities located in six states. Olefins include ethylene, propylene and butadiene. Oxygenated products include ethylene oxide (EO), ethylene glycol
(EG), ethanol and MTBE. Aromatics produced are benzene and toluene. Our petrochemical products are used to manufacture polymers and intermediate chemicals, which are used in a variety of consumer and industrial products, including trash bags, food containers, plastic bottles, dry cleaning bags, lids for coffee cans, foamed sheets, fibers for carpets, rugs and upholstery and insulation for telephone and computer wire.

  Our combined rated ethylene capacity at January 1, 2001 was approximately
11.6 billion pounds per year or approximately 16% of total North American production capacity. Based on published rated production capacities, we are currently the second largest producer of ethylene in North America. North American ethylene rated capacity at January 1, 2001 was approximately 72 billion pounds per year.

  Our Chocolate Bayou, Corpus Christi and two Channelview, Texas olefins plants use petroleum liquids, including naphtha, condensates and gas oils (collectively Petroleum Liquids), to produce ethylene. Assuming the co-products are recovered and sold, the cost of ethylene production from Petroleum Liquids historically has been less than the cost of producing ethylene from natural gas liquids, including ethane, propane and butane (collectively, NGLs). For example, using Petroleum Liquids has historically generated approximately four cents additional margin per pound of ethylene produced compared to using ethane. The use of Petroleum Liquids results in the production of a significant amount of co-products such as propylene, butadiene, benzene and toluene, and specialty products, such as dicyclopentadiene (DCPD), isoprene, resin oil and piperylenes. Based upon independent third-party surveys, management believes that our Channelview facility is one of the lowest cash production cost olefins facilities in the United States. Our Morris, Illinois; Clinton, Iowa; Lake Charles, Louisiana; and LaPorte, Texas plants are designed to primarily consume NGLs to produce ethylene and some co-products such as propylene. A comprehensive pipeline system connects the Gulf Coast plants with major olefins customers. Raw materials are sourced both internationally and domestically and are shipped via vessel and pipeline.

  We produce EO and its primary derivative, EG, at our facilities located in Pasadena, Texas and through a 50/50 joint venture with DuPont de Nemours and Company in Beaumont, Texas. Our Pasadena facility also produces other derivatives of EO, principally ethers and ethanolamines. EG is used in antifreeze, polyester fibers, resins and films. EO and its derivatives are used in many consumer and industrial end uses, such as detergents and surfactants, brake fluids and polyurethane seating and bedding foams.

  We produce synthetic ethanol at our Tuscola, Illinois plant by a direct hydration process that combines water and ethylene. We also own and operate facilities in Newark, New Jersey and Anaheim, California for denaturing ethanol by the addition of certain chemicals. In addition, we produce small volumes of diethyl ether, a by-product of ethanol production, at our Tuscola facility. These ethanol products are ingredients in various consumer and industrial products as described more fully in the table below.

  The following table outlines our primary petrochemical products, annual processing capacity as of January 1, 2001, the primary uses for such products and where we produce them. Unless otherwise specified, annual processing capacity was calculated by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below.


 PRODUCT           ANNUAL CAPACITY  PRIMARY USES               WHERE PRODUCED
---------------------------------------------------------------------------------
 OLEFINS:
---------------------------------------------------------------------------------
 Ethylene          11.6 billion     Ethylene is used as a      Channelview, Texas
                   pounds           raw material to            Corpus Christi,
                                    manufacture                Texas
                                    polyethylene, EO,          Chocolate Bayou,
                                    ethanol, ethylene          Texas
                                    dichloride and             LaPorte, Texas
                                    ethylbenzene.              Lake Charles,
                                                               Louisiana
                                                               Morris, Illinois
                                                               Clinton, Iowa
---------------------------------------------------------------------------------
 Propylene         5.0 billion      Propylene is used to       Channelview, Texas
                   pounds (a)       produce polypropylene,     Corpus Christi,
                                    acrylonitrile and          Texas
                                    propylene oxide.           Chocolate Bayou,
                                                               Texas
                                                               LaPorte, Texas
                                                               Lake Charles,
                                                               Louisiana
                                                               Morris, Illinois
                                                               Clinton, Iowa
---------------------------------------------------------------------------------
 Butadiene         1.2 billion      Butadiene is used to       Channelview, Texas
                   pounds           manufacture styrene-       Corpus Christi,
                                    butadiene rubber and       Texas
                                    polybutadiene rubber.      Chocolate Bayou,
                                    Butadiene is also used     Texas
                                    in the production of
                                    paints, adhesives, nylon
                                    clothing, carpets and
                                    engineered plastics.

---------------------------------------------------------------------------------
 OXYGENATED PRODUCTS:
---------------------------------------------------------------------------------
 Ethylene Oxide    1.1 billion      EO is used to produce      Pasadena, Texas
  (EO)             pounds ethylene  surfactants, industrial
                   oxide            cleaners, cosmetics,
                   equivalents;     emulsifiers, paint, heat
                   400 million      transfer fluids and
                   pounds as pure   ethylene glycol.
                   ethylene oxide
---------------------------------------------------------------------------------
 Ethylene Glycol   1 billion        EG is used to produce      Beaumont, Texas
  (EG)             pounds           polyester fibers and       Pasadena, Texas
                                    film, polyethylene
                                    terephthalate (PET)
                                    resin, heat transfer
                                    fluids and automobile
                                    antifreeze.
---------------------------------------------------------------------------------
 Ethylene Oxide    225 million      EO derivatives are used    Pasadena, Texas
  Derivatives      pounds           to produce paint and
                                    coatings, polishes,
                                    solvents and chemical
                                    intermediates.
---------------------------------------------------------------------------------
 MTBE              284 million      MTBE is a gasoline         Channelview, Texas
                   gallons          component for reducing     Chocolate Bayou,
                   (18,500          emissions in               Texas
                   barrels/day)(b)  reformulated gasolines
                                    and enhancing octane
                                    value.
---------------------------------------------------------------------------------
 Ethanol           50 million       Ethanol is used in the     Tuscola, Illinois
                   gallons          production of solvents
                                    as well as household,
                                    medicinal and personal
                                    care products.

 PRODUCT             ANNUAL CAPACITY  PRIMARY USES       WHERE PRODUCED
------------------------------------------------------------------------------------------------------------------------------------
 AROMATICS:
------------------------------------------------------------------------------------------------------------------------------------
 Benzene             310 million      Benzene is used    Channelview, Texas
                     gallons          to produce         Corpus Christi, Texas
                                      styrene, phenol    Chocolate Bayou, Texas
                                      and cyclohexane.
                                      These products
                                      are used in the
                                      production of
                                      nylon, plastics,
                                      rubber and
                                      polystyrene.
                                      Polystyrene is
                                      used in
                                      insulation,
                                      packaging and
                                      drink cups.
------------------------------------------------------------------------------------------------------------------------------------
 Toluene             66 million       Toluene is used    Channelview, Texas
                     gallons          as an octane       Chocolate Bayou, Texas
                                      enhancer in
                                      gasoline, as a
                                      chemical
                                      feedstock for
                                      benzene
                                      production, and
                                      a core
                                      ingredient in
                                      TDI, a compound
                                      used in urethane
                                      production.
------------------------------------------------------------------------------------------------------------------------------------
 SPECIALTY PRODUCTS:
------------------------------------------------------------------------------------------------------------------------------------
 Dicyclopentadiene   130 million      DCPD is a          Channelview, Texas
  (DCPD)             pounds           component of       Chocolate Bayou, Texas
                                      inks, adhesives
                                      and polyester
                                      resins for
                                      molded parts
                                      such as tub and
                                      shower stalls
                                      and boat hulls.
------------------------------------------------------------------------------------------------------------------------------------
 Isoprene            145 million      Isoprene is a      Channelview, Texas
                     pounds           component of       Chocolate Bayou, Texas
                                      premium tires,
                                      adhesive
                                      sealants and
                                      other rubber
                                      products.
------------------------------------------------------------------------------------------------------------------------------------
 Resin Oil           150 million      Resin oil is       Channelview, Texas
                     pounds           used in the        Chocolate Bayou, Texas
                                      production of
                                      hot-melt-
                                      adhesives, inks,
                                      sealants, paints
                                      and varnishes.
------------------------------------------------------------------------------------------------------------------------------------
 Piperylenes         100 million      Piperylenes are    Channelview, Texas
                     pounds           used in the
                                      production of
                                      adhesives, inks
                                      and sealants.
------------------------------------------------------------------------------------------------------------------------------------
 Alkylate            337 million      Alkylate is a      Channelview, Texas
                     gallons (c)      premium gasoline
                                      blending
                                      component used
                                      by refiners to
                                      meet Clean Air
                                      Act standards
                                      for reformulated
                                      gasoline.
------------------------------------------------------------------------------------------------------------------------------------
 Diethyl Ether       5 million        Diethyl ether is   Tuscola, Illinois
                     gallons          used in
                                      laboratory
                                      reagents,
                                      gasoline and
                                      diesel engine
                                      starting fluid,
                                      liniments,
                                      analgesics and
                                      smokeless
                                      gunpowder.

--------
(a) Does not include refinery-grade material or production from the product flexibility unit at our Channelview facility, which can convert ethylene and other light petrochemicals into propylene. This facility has a current annual processing capacity of one billion pounds per year of propylene.
(b) Includes up to 44 million gallons/year of capacity operated for the benefit of LYONDELL-CITGO Refining LP.
(c) Includes up to 172 million gallons/year of capacity operated for the benefit of LYONDELL-CITGO Refining LP.

 RAW MATERIALS

  The raw materials cost for olefins production is generally the largest component of total cost for the petrochemicals business. Olefins plants with the flexibility to consume a wide range of raw materials generally are able to maintain higher profitability during periods of changing energy and petrochemicals prices than olefins plants that are restricted in their raw material processing capability, assuming that co-products are recovered and sold. The primary raw materials used in the production of olefins are Petroleum Liquids and NGLs. Petroleum Liquids are generally delivered by ship or barge. NGLs are delivered to our facilities primarily via pipeline. Petroleum Liquids have had a historical cost advantage over NGLs such as ethane and propane, assuming the co-products were recovered and sold. For example, using Petroleum Liquids has historically generated approximately four cents additional margin per pound of ethylene produced compared to using ethane. We have the capability to realize this margin advantage at our Channelview, Corpus Christi and Chocolate Bayou, Texas facilities.

  Our Channelview facility is particularly flexible because it can process 100% Petroleum Liquids or up to 80% NGLs. Our Corpus Christi plant can process up to 70% Petroleum Liquids or up to 70% NGLs. Our Chocolate Bayou facility processes 100% Petroleum Liquids. Our LaPorte facility can process natural gasoline and NGLs, including heavier ones such as butane. Our three other olefins facilities currently process only NGLs.

  The majority of our Petroleum Liquids requirements are purchased via contractual arrangements from a variety of third-party domestic and foreign sources. We also purchase Petroleum Liquids on the spot market from third-party domestic and foreign sources. A majority of our NGLs requirements are purchased via contractual arrangements from a variety of third party sources. We also purchase NGLs on the spot market from third party sources. We obtain a portion of our Petroleum Liquids requirements from LYONDELL-CITGO Refining LP at market-related prices.

  In addition, we purchase large amounts of natural gas to be used as energy for consumption in our business via contractual arrangements with a variety of third-party sources, typically with a term of 12 to 18 months.

 MARKETING AND SALES

  Ethylene produced by our Clinton, LaPorte and Morris facilities is generally consumed as a raw material by our polymers operations at those sites, except for the ethylene produced at LaPorte and sold to Millennium. Ethylene and propylene produced at our Channelview, Chocolate Bayou, Corpus Christi and Lake Charles olefins plants are generally distributed by pipeline or via exchange agreements to our Gulf Coast polymer and EO and EG facilities as well as to our affiliates and third parties. For the six months ended June 30, 2001, approximately 86% of our ethylene production, based on sales dollars, was consumed by our polymers or oxygenated chemicals businesses or sold to our owners and their affiliates at market-related prices.

  With respect to sales to third parties, we sell a majority of our olefins products to customers with whom Lyondell and Occidental have had long-standing relationships. Sales to third parties generally are made under written agreements that typically provide for monthly negotiation of price; customer purchases of a specified minimum quantity; and three- to six-year terms with automatic one- or two-year term extension provisions. Some contracts may be terminated early if deliveries have been suspended for several months. No single unrelated third party customer accounted for more than 10% of total segment revenues in 2000.

  EO and EG are sold under three to five year contracts to third-party customers, with pricing negotiated on a quarterly basis to reflect market conditions. Glycol ethers are sold primarily into the solvent and distributor markets under one-year contracts at market prices, as are ethanolamines and brake fluids. Ethanol and ethers are sold to third-party customers under one-year contracts at market prices.

  We license MTBE technology under a license from an affiliate of Lyondell and sell a significant portion of MTBE produced at one of our two Channelview units to Lyondell at market-related prices. The production from the second unit is consumed by LYONDELL-CITGO Refining LP for gasoline blending. MTBE produced at Chocolate Bayou is sold at market-related prices to Lyondell for resale.

  We sell most of our aromatics production under contracts that have initial terms ranging from two to three years and that typically contain automatic one-year term extension provisions. These contracts generally provide for monthly or quarterly price adjustments based upon current market prices. We market aromatics produced by LYONDELL-CITGO Refining LP, with the exception of benzene, for LYONDELL-CITGO Refining LP under contracts with similar terms to our own. Benzene produced by LYONDELL-CITGO Refining LP is sold directly to us at market-related prices.

  Most of the ethylene and propylene production of our Channelview, Chocolate Bayou, Corpus Christi and Lake Charles facilities is shipped via a 1,430-mile pipeline system which has connections to numerous Gulf Coast ethylene and propylene consumers. This pipeline system, some of which we own and some of which we lease, extends from Corpus Christi to Mont Belvieu to Port Arthur, Texas as well as around the Lake Charles, Louisiana area. In addition, exchange agreements with other olefins producers allow access to customers who are not directly connected to our pipeline system. Some ethylene is shipped by railcar from Clinton, Iowa to Morris, Illinois. Some propylene is shipped by ocean-going vessel. Ethylene oxide is shipped by railcar, and its derivatives are shipped by railcar, truck, isotank or ocean-going vessel. Butadiene, aromatics and other petrochemicals are distributed by pipeline, railcar, truck, barge or ocean-going vessel.

 COMPETITION

  The basis for competition in our petrochemicals products is price, product quality, product deliverability and customer service. We compete with other large producers of petrochemicals, including BP p.l.c., Chevron Phillips, Dow Chemical, ExxonMobil, Huntsman Chemical Company, NOVA Chemicals and Shell Chemical.

POLYMERS SEGMENT

 OVERVIEW

  Through facilities located at ten plant sites in five states, our polymers segment manufactures a wide variety of polyolefins, including polyethylene, polypropylene and various performance polymers. Polyolefins are used in a variety of consumer and industrial products, including packaging film, trash bags, plastic bottles and caps and compounds for wire and cable insulation.

  We are the third largest producer of polyethylene in North America and are a leading domestic producer of polyolefins powders, compounds, wire and cable insulating resins and polymers for adhesives. The combined rated capacity of our polyethylene units as of January 1, 2001 was approximately 5.7 billion pounds per year or approximately 13% of total industry capacity in North America. Our polypropylene capacity, 680 million pounds per year as of January 1, 2001, represents approximately 4% of total North American polypropylene capacity.

  We currently manufacture polyethylene using a variety of technologies at five facilities in Texas and at our Morris, Illinois and Clinton, Iowa facilities. The Morris and Clinton facilities are located in the U.S. Midwest and enjoy a freight cost advantage over Gulf Coast producers in delivering products to customers in the U.S. Midwest and on the East Coast of the United States.

  We produce performance polymer products, which include enhanced grades of polyethylene and polypropylene, at several of our polymers facilities. We believe that, over a business cycle, average selling prices and profit margins for performance polymers tend to be higher than average selling prices and profit margins for higher-volume commodity polyethylenes. We also produce wire and cable insulating resins and compounds at LaPorte, Texas and Morris, Illinois; and wire and cable insulating compounds at Fairport Harbor, Ohio; Peachtree City, Georgia and Tuscola, Illinois. Wire and cable insulating resins and compounds are used to insulate copper and fiber optic wiring in power, telecommunication, computer and automobile applications. Our Morris, Illinois and Pasadena, Texas facilities manufacture polypropylene using propylene produced as a co-product of our ethylene production as well as propylene purchased from third parties. Polypropylene is sold for various applications in the automotive, housewares and appliance industries.

  The following table outlines our polymers and performance polymers products, including brand names, annual processing capacity at January 1, 2001, the primary uses for such products and where we produce them. The table excludes capacity of our Port Arthur, Texas facility, which was permanently shut down February 28, 2001. Unless otherwise specified, annual processing capacity was calculated by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below.

PRODUCT                   ANNUAL CAPACITY            PRIMARY USES                         WHERE PRODUCED
------------------------------------------------------------------------------------------------------------
POLYETHYLENE:
------------------------------------------------------------------------------------------------------------
High density polyethyl-      3.1 billion pounds (a)  HDPE is used to manufacture            Chocolate Bayou,
 ene                                                 grocery,merchandise and trash bags;    Texas
 (HDPE)                                              foodcontainers for items from frozen   LaPorte, Texas
  Alathon(R)                                         desserts to margarine; plastic         Matagorda, Texas
  Petrothene(R)                                      capsand closures; liners for boxes     Victoria, Texas
                                                     of cereal and crackers; plastic        Clinton, Iowa
                                                     drink cups and toys; dairy crates;
                                                     bread trays and pails for items from
                                                     paint to fresh fruits and
                                                     vegetables; safety equipment such as
                                                     hard hats; house wrap for
                                                     insulation; bottles for
                                                     household/industrial chemicals and
                                                     motor oil; milk/water/juice bottles;
                                                     and large (rotomolded) tanks for
                                                     storing liquids like agricultural
                                                     and lawn care chemicals.
------------------------------------------------------------------------------------------------------------
Low density polyethylene  1.5 billion pounds (a)     LDPE is used to manufacture food     LaPorte, Texas
 (LDPE)                                              packaging films; plastic bottles for Pasadena, Texas
  Petrothene(R)                                      packaging food and personal care     Morris, Illinois
                                                     items; dry cleaning bags; ice bags;  Clinton, Iowa
                                                     pallet shrink wrap; heavy-duty bags
                                                     for mulch and potting soil; boil-in-
                                                     bag bags; coatings on flexible
                                                     packaging products; and coatings on
                                                     paper board such as milk cartons.
                                                     Specialized forms of LDPE are Ethyl
                                                     Methyl Acrylate, which provides
                                                     adhesion in a variety of
                                                     applications, and Ethylene Vinyl
                                                     Acetate, which is used in foamed
                                                     sheets, bag-in-box bags, vacuum
                                                     cleaner hoses, medical tubing, clear
                                                     sheet protectors and flexible
                                                     binders.
------------------------------------------------------------------------------------------------------------
Linear low density        1.1 billion pounds         LLDPE is used to manufacture garbage LaPorte, Texas
 polyethylene                                        and lawn- leaf bags; housewares;     Morris, Illinois
 (LLDPE)                                             lids for coffee cans and margarine
 Petrothene(R)                                       tubs; and large (rotomolded) toys
                                                     like outdoor gym sets.
------------------------------------------------------------------------------------------------------------
POLYPROPYLENE:
------------------------------------------------------------------------------------------------------------
Polypropylene             680 million pounds         Polypropylene is used to manufacture Pasadena, Texas
 KromaLon(R)                                         fibers for carpets, rugs and         Morris, Illinois
                                                     upholstery; housewares; automotive
                                                     battery cases; automotive fascia,
                                                     running boards and bumpers; grid-
                                                     type flooring for sports facilities;
                                                     fishing tackle boxes; and bottle
                                                     caps and closures.

PRODUCT        ANNUAL CAPACITY PRIMARY USES                         WHERE PRODUCED
---------------------------------------------------------------------------------------
PERFORMANCE POLYMERS:
---------------------------------------------------------------------------------------
Wire and Ca-        (b)        Wire and cable insulating resins and   LaPorte, Texas
 ble                           compounds are used to insulate         Tuscola, Illinois
 Insulating                    copper and fiber optic wiring in       Fairport Harbor,
 Resins                        power, telecommunication, computer     Ohio
 and Com-                      and automobile applications.           Peachtree City,
 pounds                                                               Georgia
 Petrothene(R)
 Aquathene(R)
---------------------------------------------------------------------------------------
Polymeric           (b)        Polymeric powders are component      Tuscola, Illinois
 Powders                       products in structural and bulk
 Microthene(R)                 molding compounds, parting agents
                               and filters for appliance,
                               automotive and plastics processing
                               industries.
---------------------------------------------------------------------------------------
Polymers for        (b)        Polymers are components in hot-melt- LaPorte, Texas
 Adhesives,                    adhesive formulations for case,
 Sealants and                  carton and beverage package sealing,
 Coatings                      glue sticks, automotive sealants,
 Petrothene(R)                 carpet backing and adhesive labels.
 Ultrathene(R)
---------------------------------------------------------------------------------------
Reactive            (b)        Reactive polyolefins are             Clinton, Iowa
 Polyolefins                   functionalized polymers used to bond
 Plexar(R)                     non-polar and polar substrates in
                               barrier food packaging, wire and
                               cable insulation and jacketing,
                               automotive gas tanks and metal
                               coating applications.
---------------------------------------------------------------------------------------
Liquid              (b)        Liquid polyolefins are a diesel fuel LaPorte, Texas
 Polyolefins                   additive to inhibit freezing.
 Vynathene(R)

--------
(a) Excludes capacity of our Port Arthur, Texas facility, which was permanently shut down February 28, 2001.
(b) These are enhanced grades of polyethylene and are included in the capacity figures for HDPE, LDPE and LLDPE above, as appropriate.

 RAW MATERIALS

  The primary raw materials for our polymers segment are ethylene and propylene. With the exception of our Chocolate Bayou polyethylene plant, our polyethylene and polypropylene production facilities can receive their ethylene and propylene directly from our petrochemical facilities via our olefins pipeline system or from on-site production. Most of the raw materials consumed by our polymers segment are produced internally by our petrochemicals segment. Our polyethylene plants at Chocolate Bayou, LaPorte and Pasadena, Texas are pipeline-connected to third parties and can receive ethylene via exchanges or purchases. Our polypropylene facility at Morris, Illinois also receives propylene from third parties.

 MARKETING AND SALES

  Our polymers products are primarily sold to an extensive base of established customers. Approximately 50% of these customers have term contracts, typically having a duration of one to three years. The remainder is generally sold without contractual term commitments. In either case, in most of the continuous supply relationships, prices are subject to change upon mutual agreement between us and the customer. No single unrelated third party customer accounted for more than 10% of total segment revenues in 2000.

  Polymers are primarily distributed via railcar. We own or lease, pursuant to long-term lease arrangements, approximately 8,000 railcars for use in our polymers business. We sell our polymers products in the United States and Canada primarily through our own sales organization. We generally engage sales agents to market our products in the rest of the world.

 COMPETITION

  The basis for competition in our polymers products is price, product performance, product quality, product deliverability and customer service. We compete with other large producers of polymers, including Atofina, BP, Chevron Phillips, Dow Chemical, Eastman Chemical Company, ExxonMobil, Formosa Plastics, Huntsman Chemical, NOVA Chemicals, Solvay Polymers and Westlake Polymers.

PROPERTIES WE OWN OR LEASE

  Our principal manufacturing facilities and principal products are listed below. All of these facilities are wholly owned by us unless otherwise noted.

LOCATION                   PRINCIPAL PRODUCTS
--------                   ------------------
Beaumont, Texas (a)*...... EG
Channelview, Texas (b)*... Ethylene, Propylene, Butadiene, Benzene, Toluene,
                           DCPD, Isoprene, Resin Oil, Piperylenes, Alkylate and
                           MTBE
Corpus Christi, Texas*.... Ethylene, Propylene, Butadiene and Benzene
Chocolate Bayou, Texas     HDPE
 (c)......................
Chocolate Bayou, Texas     Ethylene, Propylene, Butadiene, Benzene, Toluene,
 (c)(d)*.................. DCPD, Isoprene, Resin Oil and MTBE
LaPorte, Texas (e)........ Ethylene, Propylene, LDPE, LLDPE, HDPE, Liquid
                           Polyolefins, Wire and Cable Insulating Resins and
                           Polymers for Adhesives, Sealants and Coatings
Matagorda, Texas*......... HDPE
Pasadena, Texas (f)*...... EO, EG and Other EO Derivatives
Pasadena, Texas (f)*...... Polypropylene and LDPE
Victoria, Texas (d)*...... HDPE
Peachtree City, Georgia... Wire and Cable Insulating Compounds
Lake Charles, Louisiana    Ethylene, and Propylene
 (g)*.....................
Morris, Illinois*......... Ethylene, Propylene, LDPE, LLDPE and Polypropylene
Tuscola, Illinois......... Ethanol, Diethyl Ether, Wire and Cable Insulating
                           Compounds and Polymeric Powders
Clinton, Iowa............. Ethylene, Propylene, LDPE, HDPE and Reactive
                           Polyolefins
Fairport Harbor, Ohio      Wire and Cable Insulating Compounds
 (h)*.....................
Anaheim, California....... Denatured Alcohol
Newark, New Jersey........ Denatured Alcohol

--------
* Facilities which received the OSHA Star Certification, which is the highest safety designation issued by the U.S. Department of Labor.
(a) The Beaumont facility is owned by PD Glycol, a partnership owned 50% by Equistar and 50% by DuPont.
(b) The Channelview facility has two ethylene processing units. Lyondell Methanol Company, L.P. owns a methanol plant located within the Channelview facility on property Lyondell Methanol Company, L.P. leases from Equistar. A third party owns and operates a facility on land leased from Equistar that is used to purify hydrogen from Lyondell Methanol Company, L.P.'s methanol plant. Equistar also operates a styrene maleic anhydride unit and a polybutadiene unit which are owned by a third party and are located on property leased from Equistar within the Channelview facility.
(c) Millennium and Occidental each contributed a facility located in Chocolate Bayou. These facilities are not on contiguous property.
(d) The land is leased and the facility is owned. The lease for the land expires in August 2021.
(e) All of the HDPE capacity and a portion of the LDPE capacity at the LaPorte facility has been idled since the first quarter of 2000.
(f) Occidental and Lyondell each contributed facilities located in Pasadena. These facilities are primarily on contiguous property, and Equistar operates them as one site to the extent practicable. These facilities are operated in conjunction with the LaPorte facility.
(g) The Lake Charles facility has been idled since first quarter 2001. The facilities and land are leased from an affiliate of Occidental under a lease which expires in May 2003.
(h) The facilities and land are leased.

  We also own a storage facility, a brine pond and a tract of vacant land in Mont Belvieu, Texas, located approximately 15 miles east of the Channelview facility. Storage capacity for up to approximately 13 million barrels of NGLs, ethylene, propylene and other hydrocarbons is provided in salt domes at the Mont Belvieu facility. There are an additional 3 million barrels of ethylene and propylene storage we operate on leased property in Markham, Texas.

  We use an extensive olefins pipeline system, some of which we own and some of which we lease, extending from Corpus Christi to Mont Belvieu to Port Arthur and around the Lake Charles area. We own other pipelines in connection with our Tuscola, Chocolate Bayou, Matagorda, Victoria, Corpus Christi and LaPorte facilities. We own and lease several pipelines connecting the Channelview facility, the refinery owned by LYONDELL-CITGO Refining and the Mont Belvieu storage facility. These pipelines are used to transport feedstocks, butylenes, hydrogen, butane, MTBE and unfinished gasolines. We also own a barge docking facility near the Channelview facility capable of berthing eight barges and related terminal equipment for loading and unloading raw materials and products. We own or lease pursuant to long-term lease arrangements approximately 9,700 railcars for use in our business.

  We sub-lease our executive offices and corporate headquarters from Lyondell in downtown Houston. In addition, we own facilities which house the Morris and Cincinnati research operations. We also lease sales facilities and lease storage facilities, primarily in the Gulf Coast area, from various third parties for the handling of products.

RESEARCH AND TECHNOLOGY; PATENTS AND TRADEMARKS

  We maintain a significant research and development facility in Cincinnati, Ohio. We have additional research facilities in Morris, Illinois; Matagorda, Texas; and Chocolate Bayou, Texas. Our research and development expenditures for 2000 were $38 million, for 1999 were $42 million and for 1998 were $40 million.

  We use numerous technologies in our operations, many of which are licensed from third parties. We jointly own with Maruzen Petrochemical Co., Ltd. a bi-modal process for the production of HDPE. We use this bi-modal process at our Matagorda, Texas facility. We hold significant licenses, including the Unipol process for the production of LLDPE, and certain other licenses for the production of EO, EG, polyethylene and polypropylene. We are not dependent on the retention of any particular license, and we believe that the loss of any individual license would not have a material adverse effect on our operations.

  Our Channelview facility employs proprietary technology owned by Lyondell to convert ethylene and other light petrochemical streams into propylene. Consistent with our business strategy, we are conducting a research project to investigate alternative olefins feedstocks for use at our Channelview, Chocolate Bayou and Corpus Christi facilities. These alternative olefins feedstocks could significantly lower costs and provide an additional competitive advantage at these facilities.

  Recent polymers industry announcements relate to the development of single-site catalysts. Successful development and commercialization of these catalysts are expected to result in enhanced polymer properties and higher margin products. We are conducting research and developing several non-metallocene single-site catalysts (STARTM catalysts) for use in the production of polyolefins resins. We have several patents and patent applications pending in connection with research and development efforts in this area. We do not believe that the loss of any individual patent or trade secret would have a material adverse effect on our petrochemicals or polymers businesses.

  In August 2000, we and ABB Lummus Global formed a joint venture, Novolen Technology Holdings C.V., to acquire the Novolen(R) technology business from Targor GmbH, a subsidiary of BASF AG. The joint venture, owned 80% by ABB Lummus Global and 20% by us, licenses the Novolen(R) technology and supports new catalyst and process development through joint research and development programs. Novolen(R) is a technology used to make polypropylene.

  We acquired rights to numerous trademarks from Lyondell and Millennium Petrochemicals in connection with our formation, including ALATHON(R), KromaLon(R), Petrothene(R), Ultrathene(R), Vynathene(R) and Microthene(R). Our right to use these trademarks is perpetual as long as we actively use the trademarks. We are not dependent upon any particular trademark, and we believe the loss of any individual trademark would not have a material adverse effect on our operations.

ENVIRONMENTAL MATTERS

  For a discussion of environmental matters that relate to our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters."

LITIGATION

  In April 1997, the Illinois Attorney General's Office filed a complaint in Grundy County, Illinois Circuit Court seeking monetary sanctions for releases into the environment at Millennium Chemicals Inc.'s Morris, Illinois plant in alleged violation of state regulations. The Morris, Illinois plant was contributed to Equistar on December 1, 1997 in connection with the formation of Equistar. We now believe that a civil penalty in excess of $100,000 could result, without giving effect to contribution of indemnification obligations of others. We do not believe that the ultimate result of this complaint will have a material adverse effect on the business or financial condition of Equistar.

  The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the EPA. As a result, the TNRCC has submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. On January 19, 2001, Equistar and LYONDELL-CITGO Refining LP, individually, and Lyondell, individually and as part of the BCCA Appeal Group (a group of industry participants), filed a lawsuit against the TNRCC in State District Court in Travis County, Texas to encourage the adoption of the plaintiffs' alternative plan to achieve the same air quality improvements as the TNRCC plan, with less negative economic impact on the region. In June 2001, the parties entered into a consent order with respect to the lawsuit. Pursuant to the consent order, the TNRCC agreed to review, by June 2002, the scientific data for ozone formation in the Houston/Galveston region. If the TNRCC scientific review supports the industry group proposal, the TNRCC has agreed to revise the NOx emission reduction requirements set forth in its original plan.

  In addition, we are, from time to time, a defendant in lawsuits, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of legal liability and the resulting financial impact with respect to any such litigation cannot be ascertained with any degree of certainty, we do not believe that any ultimate uninsured liability resulting from the legal proceedings in which we currently are involved (directly or indirectly) will individually, or in the aggregate, have a material adverse effect on our business or financial condition. However, the adverse resolution in any reporting period of one or more of these suits could have a material impact on our results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such awards.

  From time to time we receive notices from federal, state or local governmental entities of alleged violations of environmental laws and regulations pertaining to, among other things, the disposal, emission and storage of chemical and petroleum substances, including hazardous wastes. Although we have not been the subject of significant penalties to date, such alleged violations may become the subject of enforcement actions or other legal proceedings and may (individually or in the aggregate) involve monetary sanctions of $100,000 or more (exclusive of interest and costs).

  Lyondell, Millennium and specified subsidiaries of Occidental have each agreed to provide certain indemnifications to us with respect to the petrochemicals and polymers businesses contributed by our owners. In addition, we have agreed to assume third party claims that are related to certain pre-closing contingent liabilities. See Note 14 of Notes to Consolidated Financial Statements for more information regarding these indemnification obligations.

EMPLOYEE RELATIONS

  As of June 30, 2001, we employed approximately 3,600 full-time employees. We also use the services of independent contractors in the routine conduct of our business. Approximately 185 hourly workers are covered by collective bargaining agreements. We believe that our relations with our employees are good.

                                 OUR MANAGEMENT

PARTNERSHIP GOVERNANCE COMMITTEE

  A partnership governance committee manages and controls our business, property and affairs, including the determination and implementation of our strategic direction. The general partners exercise their authority to manage and control us only through our partnership governance committee, subject to delegation to the executive officers discussed below. Our partnership governance committee consists of nine members, called representatives, three appointed by each general partner. All decisions of our partnership governance committee that do not require at least two of the three representatives of each of Lyondell, Millennium and Occidental may be made by Lyondell's representatives alone. See "Description of the Partnership Agreement."

   The members of our partnership governance committee as of the date of this prospectus are:

  . Dr. Ray R. Irani, Chairman and Chief Executive Officer of Occidental and co-chairman of the partnership governance committee;

  . William M. Landuyt, Chairman and Chief Executive Officer of Millennium and co-chairman of the partnership governance committee;

  . Dan F. Smith, President and Chief Executive Officer of Lyondell and Chief Executive Officer of Equistar and co-chairman of the partnership governance committee;

  . Robert T. Blakely, Executive Vice President and Chief Financial Officer of Lyondell;

  . Stephen I. Chazen, Executive Vice President--Corporate Development and Chief Financial Officer of Occidental;

  .  Kevin DeNicola, Vice President, Corporate Development of Lyondell;

  . J. Roger Hirl, President and Chief Executive Officer of Occidental Chemical Corporation;

  . Robert E. Lee, Executive Vice President, Growth and Development of Millennium; and

  . John E. Lushefski, Senior Vice President and Chief Financial Officer of Millennium.

EXECUTIVE OFFICERS

  Our partnership governance committee has delegated responsibility for day-to-day operations to our executive officers. The executive officers consist of a Chief Executive Officer, a President and Chief Operating Officer and others as determined from time to time by our partnership governance committee. The approval of at least two representatives of each of Lyondell, Millennium and Occidental is required to appoint or discharge executive officers, other than the Chief Executive Officer, based upon the recommendation of the Chief Executive Officer.

  The Chief Executive Officer holds office for a five-year term, assuming he does not resign or die and is not removed, and need not be our employee. The Chief Executive Officer may be removed at any time by action of our partnership governance committee. Lyondell has the right to designate our Chief Executive Officer, provided the person designated is reasonably acceptable to Millennium and Occidental.

  The following table sets forth the names and ages of our executive officers as of June 30, 2001.

NAME                      AGE POSITION
----                      --- --------
Dan F. Smith............   55 Chief Executive Officer
Eugene R. Allspach......   54 President and Chief Operating Officer
James W. Bayer..........   45 Senior Vice President, Manufacturing
Brian A. Gittings.......   54 Senior Vice President, Petrochemicals
W. Norman Phillips, Jr..   46 Senior Vice President, Polymers
Russell T. Crockett.....   37 Vice President, Responsible Care(R) and Engineering
J. R. Fontenot..........   48 Vice President, Research and Development
Jeffrey L. Hemmer.......   43 Vice President, Supply Chain
John A. Hollinshead.....   51 Vice President, Human Resources
Gerald A. O'Brien.......   49 Vice President, General Counsel and Secretary
Jose L. Rodriguez.......   43 Vice President, Supply and Optimization
Robert E. Tolbert.......   58 Vice President and Chief Information Officer
Joseph M. Putz..........   60 Acting Controller

  Mr. Smith has been our Chief Executive Officer since December 1997. Mr. Smith has been a Director of Lyondell since 1988. He has been President of Lyondell since August 1994 and Chief Executive Officer of Lyondell since December 1996. He has been a member of the LYONDELL-CITGO Refining partnership governance committee since July 1993. Mr. Smith was Chief Operating Officer of Lyondell from May 1993 to December 1996. Before that time, Mr. Smith held various senior executive positions with Lyondell and Atlantic Richfield Company, including Executive Vice President and Chief Financial Officer of Lyondell, Vice President, Corporate Planning of Atlantic Ritchfield Company and Senior Vice President in the areas of management, manufacturing, control and administration for Lyondell and the Lyondell Division of Atlantic Ritchfield Company.

  Mr. Allspach has been our President and Chief Operating Officer since December 1997. Mr. Allspach served as Group Vice President, Manufacturing and Technology for Millennium Petrochemicals from 1993 to 1997. Before 1993, Mr. Allspach held various senior executive positions with Millennium, including Group Vice President, Manufacturing and Manufacturing Services and Vice President, Specialty Polymers and Business Development. Mr. Allspach has served as Executive Vice President of Lyondell since December 2, 1999.

  Mr. Bayer has been Senior Vice President, Manufacturing for Lyondell and Equistar since October 2000. Before that, Mr. Bayer was the Vice President of Health, Safety & Environment and Engineering. From December 1997 to July 1999, he was Director, Gulf Coast Manufacturing for ARCO Chemical Company. Before December 1997, Mr. Bayer served as Channelview Plant Manager for ARCO Chemical.

  Mr. Gittings has been our Senior Vice President, Petrochemicals since August 1998 and was our Vice President, Oxygenated Chemicals from May 1998 to August 1998. Before that, he was Vice President and General Manager, Isocyanates for Occidental Chemicals, where he had previously served as Vice President and General Manager, Ethylene Oxide and Derivatives. Mr. Gittings also has served as Senior Vice President of Lyondell since October 2000.

  Mr. Phillips has been our Senior Vice President, Polymers since August 1998. He was previously our Vice President, Petrochemicals from December 1997 to August 1998. Mr. Phillips also has served as Senior Vice President of Lyondell since October 2000. He previously served as Vice President, Polymers of Lyondell from January 1997 to December 1997, and as Vice President of Lyondell with responsibilities in the areas of marketing and operations from 1993 to January 1997.

  Mr. Crockett was named Vice President, Responsible Care(R) and Engineering for Equistar and Lyondell in October 2000. Before then, he was our Channelview Hydrocarbons Plant Manager. Mr. Crockett originally joined Lyondell in 1996 as a Treasury Consultant and, in January 1997, became the Business Manager of Aromatics for Lyondell.

  Mr. Fontenot has been our Vice President, Research and Development since September 1998. Mr. Fontenot has also served as Vice President, Research and Development for Lyondell since October 2000. Mr. Fontenot previously served as our Vice President, Engineering from December 1997 to September 1998, as Vice President, Technology of Lyondell from January 1997 to December 1997 and as Director of Technology of Lyondell from 1995 to January 1997. Before 1995, Mr. Fontenot held various positions in operations, evaluation and technology for Lyondell.

  Mr. Hemmer has been Vice President, Supply Chain of Lyondell and Equistar since February 2001. Before then, he served as our Vice President, Customer Supply Chain since May 1999 and for Lyondell since October 2000. Previously he was our Vice President, Information Systems and Business Process Improvement from December 1997 to May 1999. Before our formation, Mr. Hemmer had been Director, Engineering and Licensing for Millennium Petrochemicals from October 1996 to December 1997. Before October 1996, he was manager of polyethylene process and engineering technology for Exxon Chemical.

  Mr. Hollinshead has been Vice President, Human Resources for Lyondell and Equistar since July 1998. Before his appointment he was our Director, Human Resources, Manufacturing and Engineering from 1997. Mr. Hollinshead served as Manager, Human Resources with Lyondell from 1985 to 1997.

  Mr. O'Brien has been our Vice President, General Counsel and Secretary since December 1997. Mr. O'Brien previously served as Associate General Counsel of Lyondell, where his responsibilities included joint responsibility for the management of the legal department and responsibility for a variety of legal department functions, including mergers and acquisitions, general corporate, finance and securities. Mr. O'Brien has served as Vice President and Deputy General Counsel of Lyondell since December 2, 1999.

  Mr. Rodriguez is Vice President, Supply and Optimization for Lyondell and Equistar and serves on the LYONDELL-CITGO Refining partnership governance committee. Before being named to his current position in March 2000, Mr. Rodriguez served as Vice President, Planning, Evaluations and Supply for LYONDELL-CITGO Refining since 1998. He joined LYONDELL-CITGO Refining in 1993 as Manager of Planning, Evaluations and Manufacturing Coordination. He was promoted to Director of Planning, Evaluations and Supply in 1996.

  Mr. Tolbert was appointed Vice President and Chief Information Officer of Lyondell and Equistar in May 1999. He was named Vice President, Information Services for Lyondell in July 1998. He served as General Auditor for Atlantic Ritchfield Company from 1991 to 1995, when he was named Vice President, Information Services for ARCO Chemical.

  Mr. Putz was appointed Acting Controller of Lyondell and Equistar in March 2001. He served as a consultant to Lyondell and Equistar from January 2000 until March 2001, working on a variety of mergers, acquisitions and other finance projects. From July 1998 through December 1999, Mr. Putz was a Senior Vice President of Lyondell, with responsibility for special projects. He served as Senior Vice President, Finance and Administration for Equistar from December 1997 through July 1998. Before that, Mr. Putz was Vice President, Finance and Administration for Lyondell. Before joining Lyondell in 1987, Mr. Putz served in a variety of financial positions with Atlantic Richfield Company.

COMPENSATION

  Our Annual Report on Form 10-K for 2000 presents information on executive compensation and our incentive plans that were in effect on December 31, 2000. These plans remain in effect.

  In addition, we recently adopted the 2001 Incentive Plan and made the first grants of incentive awards under this plan to our executive officers. We believe the 2001 grants of incentive awards are comparable in value to grants of incentive awards in prior years. The awards were made in three forms:

  . Annual cash awards, which reward management for economic value added and financial and operational performance based on other measures selected by the compensation committee of our partnership governance committee.

  . Equistar options, which give participants the right to receive a cash payment equal to the increase in the value of a predetermined number of units whose value is determined by the composite market values of Lyondell, Millennium and Occidental common stock, weighted in proportions set by the compensation committee of our partnership governance committee. The awards have a strike price equal to the composite market value of our owner companies, vest in annual one-third increments and generally have a term of ten years.

  . Equistar performance shares, which allow participants to receive a cash payment equal to the value of a predetermined number of units whose value is determined by the composite market values of Lyondell, Millennium and Occidental common stock, weighted in proportions set by the compensation committee of our partnership governance committee. The cash payment actually made to participants will depend on the composite total shareholder return for our owners over a three-year period.

  We believe this incentive plan will allow the compensation committee of our partnership governance committee to make awards that provide appropriate performance and retention incentives to our management.

                                   OWNERSHIP

EQUISTAR

  Equistar is a limited partnership wholly owned by Lyondell Petrochemical L.P. Inc. ("Lyondell LP"), Millennium Petrochemicals LP LLC ("Millennium LP"), Occidental Petrochem Partner 1, Inc. ("Occidental LP1") and Occidental Petrochem Partner 2, Inc. ("Occidental LP2"), as the limited partners, and Lyondell Petrochemical G.P. Inc. ("Lyondell GP"), Millennium Petrochemicals GP LLC ("Millennium GP") and Occidental Petrochem Partner GP, Inc. ("Occidental GP"), as the general partners. The following information is given with respect to the partners' interests in Equistar as of the date of this prospectus.

                                                        NATURE OF    PERCENTAGE
                                                       BENEFICIAL    PARTNERSHIP
NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNERSHIP     INTEREST
------------------------------------                 --------------- -----------
Lyondell LP......................................... Limited Partner   40.180%
 300 Delaware Ave.
 Wilmington, DE 19801
Millennium LP....................................... Limited Partner   28.910%
 230 Half Mile Road
 Red Banks, NJ 00770
Occidental LP1...................................... Limited Partner    6.623%
 10889 Wilshire Blvd.
 Los Angeles, CA 90024
Occidental LP2...................................... Limited Partner   22.876%
 10889 Wilshire Blvd.
 Los Angeles, CA 90024
Lyondell GP......................................... General Partner    0.820%
 1221 McKinney Street
 Houston, TX 77010
Millennium GP....................................... General Partner    0.590%
 230 Half Mile Road
 Red Banks, NJ 00770
Occidental GP....................................... General Partner    0.001%
 10889 Wilshire Blvd.
 Los Angeles, CA 90024

  Lyondell owns 100% of the outstanding capital stock of each of Lyondell LP and Lyondell GP. Lyondell has pledged its interests in each of the Equistar partners owned by it under its bank credit facility. Millennium indirectly owns 100% of the outstanding equity interests of each of Millennium LP and Millennium GP. Millennium has pledged its interest in each of the Equistar partners owned by it under its bank credit facility. Occidental indirectly owns 100% of the outstanding capital stock of each of Occidental LP1, Occidental LP2 and Occidental GP.

EQUISTAR FUNDING

  All of the outstanding capital stock of Equistar Funding is owned directly by Equistar.

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                    DESCRIPTION OF THE PARTNERSHIP AGREEMENT

  Our partnership agreement governs, among other things, our ownership, cash distributions, capital contributions and management. The following is a summary of the material provisions of the partnership agreement. This summary is qualified in its entirety by reference to the full and complete text of the partnership agreement, which is available upon written request as provided under "Where You Can Find More Information."

BACKGROUND

  Lyondell GP, Lyondell LP, Millennium GP and Millennium LP entered into the partnership agreement as of October 10, 1997. PDG Chemical Inc., Occidental LP1 and Occidental LP2 became parties to the partnership agreement as of May 15, 1998. PDG Chemical Inc. withdrew from Equistar as of June 30, 1998, and Occidental GP became a general partner on the same date. We will continue in existence until our dissolution as provided in the partnership agreement. Our three general partners are Lyondell GP, Millennium GP and Occidental GP. Lyondell GP is a direct wholly owned subsidiary of Lyondell. Millennium GP is an indirect wholly owned subsidiary of Millennium. Occidental GP is an indirect wholly owned subsidiary of Occidental.

  Our general partners are special purpose entities which do not hold any significant assets other than partnership interests. Each general partner holds less than a 1% interest in us.

GOVERNANCE OF EQUISTAR

  A partnership governance committee manages and controls our business, property and affairs, including the determination and implementation of our strategic direction. The general partners exercise their authority to manage and control us only through the partnership governance committee. The partnership governance committee consists of nine members, called representatives, three of whom are representatives of Lyondell GP, three of whom are representatives of Millennium GP and three of whom are representatives of Occidental GP.

  In general, the approval of two or more representatives acting for Lyondell GP will be necessary and sufficient for the partnership governance committee to take any action. This means, in effect, that Lyondell GP's representatives have the ability to control the partnership governance committee and, as a result, Equistar, except where the approval of the representatives of Millennium GP and Occidental GP is specifically required. See "--Actions Requiring Unanimous Voting." Even though ordinary actions by the partnership governance committee may be approved by two representatives of Lyondell GP, the partnership governance committee may not take any action at a meeting with respect to any matter that was not reflected on an agenda that was properly delivered to all of the representatives in advance, unless at least one of each of Millennium GP's and Occidental GP's representatives is present. The participation rights of any general partner's representatives may be curtailed to the extent that the general partner or its affiliates cause a default under the partnership agreement.

  Our executive officers consist of a Chief Executive Officer, a President and Chief Operating Officer and others as determined from time to time by the partnership governance committee. See "Our Management." Except for the Chief Executive Officer, the approval of at least two representatives of each of Lyondell GP, Millennium GP and Occidental GP is required to appoint or discharge executive officers, based upon the recommendation of the Chief Executive Officer. However, any of Lyondell GP, Millennium GP or Occidental GP may, by action of two or more of its representatives, remove from office any of our executive officers, including the Chief Executive Officer, who takes, or causes us to take, any action described above under "--Actions Requiring Unanimous Voting" without the required approval of two or more representatives of each of Lyondell GP, Millennium GP and Occidental GP.

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  Our Chief Executive Officer holds office for a five-year term, assuming he does not resign or die and is not removed. Upon the expiration of his term or earlier vacancy, Lyondell GP will designate the Chief Executive Officer, provided that the person so designated shall be reasonably acceptable to Millennium GP and Occidental GP. The Chief Executive Officer is not required to be our employee. The Chief Executive Officer may be removed at any time by action of the partnership governance committee, meaning that the approval of only two representatives of Lyondell GP is required to effect a removal.

  Our Chief Executive Officer has general authority and discretion, comparable to that of a chief executive officer of a publicly held Delaware corporation of similar size, to direct and control our business and affairs, including, without limitation, its day-to-day operations in a manner consistent with the annual budget and the most recently approved strategic plan. The Chief Executive Officer takes steps to implement all orders and resolutions of the partnership governance committee. The Chief Executive Officer also establishes salaries or other compensation for the other executive officers of Equistar consistent with plans approved by the partnership governance committee.

ACTIONS REQUIRING UNANIMOUS VOTING

  Unless approved by two or more representatives of each of Lyondell GP, Millennium GP and Occidental GP, the partnership governance committee may not take any actions that would permit or cause us, any of our subsidiaries, or any person acting in the name of or on behalf of any of them, directly or indirectly, whether in a single transaction or a series of related transactions, to:

  . engage, participate or invest in any business outside the scope of our business as described in the partnership agreement;

  . approve any strategic plan, as well as any amendments or updates to the strategic plan, including the annual update described under "--Strategic Plans and Preparation of an Annual Budget" below;

  . authorize any disposition of assets having a fair market value exceeding $30 million in any one transaction or a series of related transactions not contemplated in an approved strategic plan;

  . authorize any acquisition of assets or any capital expenditure exceeding $30 million that is not contemplated in an approved strategic plan;

  . require capital contributions to us within any fiscal year if the total of contributions required from the partners within that year would exceed $100 million, or if the total of contributions required from the partners within that year and the immediately preceding four years would exceed $300 million, other than contributions:

    -- contemplated by the asset contribution agreements for each of Lyondell, Millennium and Occidental,

    -- contemplated by an approved strategic plan or

    -- required to achieve or maintain compliance with health, safety and environmental laws;

  .  authorize the incurrence of debt for borrowed money, unless:

    -- the debt is to refinance all or a portion of our credit facilities as contemplated below,

    -- after giving effect to the incurrence of the debt and any related transactions, we would be expected to have an "investment grade" debt rating by Moody's and S&P, or

    -- the debt is incurred to refinance the public or bank debt assumed or incurred by us as contemplated by documents relating to our formation and the contribution of the Occidental contributed business or to refinance any such refinancing debt;

    and in the case of each of the three exceptions above, the agreement relating to the debt does not provide that the transfer by a partner of its partnership interests, or a change of control with respect to any partner or any of its affiliates, would either:

    -- constitute a default under the debt instruments,

    -- otherwise accelerate the maturity of the debt or

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    -- give the lender or holder any "put rights" or similar rights with respect to the debt instrument;

  . make borrowings under one or more of our bank credit facilities, uncommitted lines of credit or any credit facility or debt instruments that refinances all or any portion of our credit facility or facilities, at any time, if, as a result of any such borrowing, the aggregate principal amount of all borrowings outstanding at that time would exceed $1.75 billion;

  . enter into interest rate protection or other hedging agreements, other than hydrocarbon hedging agreements in the ordinary course of business;

  . enter into any capitalized lease or off-balance sheet financing arrangements involving payments, individually or in the aggregate, by us in excess of $30 million in any fiscal year;

  . cause us or any of our subsidiaries to issue, sell, redeem or acquire any partnership interests in us or other equity securities, or any rights to acquire, or any securities convertible into or exchangeable for, partnership interests or other equity securities;

  . make cash distributions from us in excess of Available Net Operating Cash, as defined below under "--Distribution of Available Net Operating Cash to Our Owners," or to make non-cash distributions, except as provided in the partnership agreement in respect of a dissolution or liquidation;

  . appoint or discharge executive officers, other than the Chief Executive Officer, based on the recommendation of the Chief Executive Officer;

  . approve material compensation and benefit plans and policies, material employee policies and material collective bargaining agreements for our employees;

  . initiate or settle any litigation or governmental proceedings if the effect of the litigation or proceedings would be material to our financial condition;

  .  change our independent accountants;

  . change our method of accounting as adopted in the partnership agreement or make tax elections under the Internal Revenue Code of 1986, as amended, determined to be appropriate by the partnership governance committee;

  .  create or change the authority of any auxiliary committee;

  . merge, consolidate or convert us or any of our subsidiaries with or into any other entity, other than a wholly owned subsidiary of us;

  . engage in certain bankruptcy and reorganization actions specified in the partnership agreement;

  . exercise any of the powers or rights described below under "-- Transactions with Affiliates" with respect to a business conflict involving either;

    -- LYONDELL-CITGO Refining LP, its successors or assigns,

    -- Lyondell Methanol Company, L.P., its successors or assigns or

    -- any other affiliate of either Lyondell GP, Millennium GP or Occidental GP, if the affiliate's actions with respect to the conflict circumstance are not controlled by Lyondell, Millennium or Occidental, other than a business conflict involving the exercise of any rights and remedies with respect to a default under any agreement that is the subject of the conflict;

  . repay any of the Millennium America reference debt before December 1, 2004, other than through refinancing, or refinance any Millennium America reference debt before December 1, 2004, if any of the principal of the debt refinancing the Millennium America reference debt would be due and payable after December 1, 2004; provided, however, that if the Millennium America reference debt continues to be the reference for determination of the amount of the obligation of Millennium

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

     America or its successors pursuant to one or more specified indemnities after December 1, 2004, then the term of the debt shall not exceed 365 days; or

  . repay any of the Occidental reference debt before June 14, 2005, other than through refinancing, or refinance any Occidental reference debt before June 14, 2005, if any of the principal of the debt refinancing Occidental reference debt would be due and payable after June 14, 2005; provided, however, that if the Occidental reference debt continues to be guaranteed by an affiliate of Occidental or its successors or the reference for determination of the amount of the obligation of Occidental Chemical to contribute to Equistar pursuant to a specified indemnity agreement after June 14, 2005, then the term of the debt shall not exceed 365 days.

  Although unanimous approval by all nine members of the partnership governance committee is never required, the requirements described above are referred to as "unanimous voting requirements" because two representatives of each of the general partners must agree on any action taken in respect of the enumerated matters.

TRANSACTIONS WITH AFFILIATES

  Except as described above under "--Actions Requiring Unanimous Voting," if a business conflict caused by any transaction or dealing between us, or any of our subsidiaries, and one or more of our general partners, or any of their affiliates, occurs, the other general partners will have sole and exclusive power, at our expense, to both:

  . control all decisions, elections, notifications, actions, exercises or non-exercises and waivers of all rights, privileges and remedies provided to, or possessed by, us with respect to the conflict; and

  . retain and direct legal counsel and to control, assert, enforce, defend, litigate, mediate, arbitrate, settle, compromise or waive any and all claims, disputes and actions if any potential, threatened or asserted claim, dispute or action about a conflict occurs.

  Any action by the partnership governance committee with respect to such a conflict, except as described above under "--Actions Requiring Unanimous Voting," will require the approval of at least two representatives of each of the uninvolved general partners, and the representatives of the interested general partner will have no votes.

STRATEGIC PLANS AND PREPARATION OF AN ANNUAL BUDGET

  We are managed under a five-year strategic business plan which is updated annually under the direction of the Chief Executive Officer and presented for approval by the partnership governance committee no later than 90 days before the start of the first fiscal year covered by the updated plan. The strategic plan must be approved each year by at least two representatives of each of Lyondell GP, Millennium GP and Occidental GP. The strategic plan establishes our strategic direction, including:

  .  plans relating to capital maintenance and enhancement;

  .  geographic expansion, acquisitions and dispositions;

  .  new product lines;

  .  technology;

  .  long-term supply and customer arrangements;

  .  internal and external financing;

  .  environmental and legal compliance; and

  . plans, programs and policies relating to compensation and industrial relations.

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  In addition, our executive officers prepare an annual budget for each fiscal year. Each annual budget includes an operating budget and capital expenditure budget. Each annual budget must be consistent with the information for its fiscal year included in the most recently approved strategic plan. Unless otherwise provided in the most recently approved strategic plan, each annual budget utilizes a format and provides a level of detail consistent with our previous annual budget.

  If for any fiscal year the partnership governance committee fails to approve an updated strategic plan, for that year and each subsequent year before the approval of an updated strategic plan, our executive officers will prepare and promptly furnish to the partnership governance committee an annual budget consistent with the projections and other information for that year included in the strategic plan most recently approved. The Chief Executive Officer, acting in good faith, shall be entitled to modify any annual budget:

  .  to satisfy current contractual and compliance obligations; and/or

  . to account for other changes in circumstances resulting from the passage of time or the occurrence of events beyond our control.

  The Chief Executive Officer is not authorized to cause us to proceed with capital expenditures to accomplish capital enhancement projects except to the extent that the expenditures would enable us to continue or complete any capital project reflected in the last strategic plan that was approved by the partnership governance committee.

  After a strategic plan and an annual budget have been approved by the partnership governance committee, or an annual budget has been developed as described above in cases where an updated strategic plan has not yet been approved, the Chief Executive Officer is authorized, without further action by the partnership governance committee, to cause us to make expenditures consistent with the updated strategic plan and annual budget, provided that all internal control policies and procedures, including those regarding the required authority for expenditures, shall have been followed.

PARTNERSHIP GOVERNANCE COMMITTEE DEADLOCK OVER THE STRATEGIC PLAN

  If the partnership governance committee has not agreed upon and approved an updated strategic plan by 12 months after the beginning of the first fiscal year that would have been covered by the plan, then our general partners are required to submit to a non-binding dispute resolution process. The general partners are required to continue the dispute resolution process until either:

  . agreement is reached by the general partners, acting through their representatives, on an updated strategic plan; or

  . at least 24 months have elapsed since the beginning of the first fiscal year that was to be covered by the first updated strategic plan for which agreement was not reached and one general partner determines and notifies the other general partners in writing that no agreement resolving the dispute is likely to be reached.

  Following receipt of notice described above, any general partner may elect to dissolve Equistar.

DISTRIBUTION OF AVAILABLE NET OPERATING CASH TO OUR OWNERS

  Our partnership agreement provides that we must distribute to our partners, as soon as practicable following the end of each month, all Available Net Operating Cash, as defined below.

  "Available Net Operating Cash" is defined in our partnership agreement, at the relevant time of determination, as:

  . all cash and cash equivalents on hand as of the most recent month's end, plus the excess, if any, of our targeted level of indebtedness over our actual indebtedness as of that month's end; less

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  .  our Projected Cash Requirements, if any, as of that month's end, as determined by our executive officers.

Our targeted level of indebtedness is shown in the most recently updated strategic plan. Our actual indebtedness is determined according to generally accepted accounting principles and represents all short term and long term debt.

  "Projected Cash Requirements" means, for the 12-month period following any month's end, the excess, if any, of the sum of our:

  .  forecast capital expenditures;

  . forecast cash payments for taxes, debt service, including principal and interest payment requirements and other non-cash credits to income; and

  .  forecast cash reserves for future operations or other requirements;

  over the sum of:

  .  forecast net income;

  . forecast plus depreciation, amortization, other non-cash charges to income, interest expense and tax expenses, in each case to the extent deducted in determining net income;

  . forecast decreases in working capital or minus forecast increases in working capital;

  .  forecast cash proceeds of disposition of assets, net of expenses; and

  . an amount equal to the forecast net proceeds of debt financings and capital contributions.

Our Projected Cash Requirements are calculated, subject to changes in certain circumstances, consistently with the most recently updated strategic plan.

  Distributions to the partners of cash or property arising from our liquidation would be made according to the capital account balances of the partners.

  Unless otherwise agreed by the general partners not involved with a business conflict as described under "--Transactions with Affiliates" above, any amount otherwise distributable to a partner as described above will be applied by us to satisfy obligations to us resulting from a partner's or its affiliate's failure to:

  . pay any interest or principal when due on any indebtedness for borrowed money to us;

  . make any indemnification payment required by its asset contribution agreement that has been finally determined to be due; or

  . make any capital contribution required by the partnership agreement, other than as required by the applicable asset contribution agreement.

INDEMNIFICATION OF OUR OWNERS

  We have agreed, to the fullest extent permitted by applicable law, to indemnify, defend and hold harmless each partner, its affiliates and its respective officers, directors and employees. This indemnification is from, against and in respect of any liability which the indemnified person may sustain, incur or assume as a result of, or relative to, any third-party claim arising out of or in connection with our business, property or affairs. This indemnification does not apply to the extent that it is finally determined that the third-party claim arose out of or was related to actions or omissions of the indemnified partner, its affiliates or any of their respective officers, directors or employees acting in those capacities constituting a breach of our partnership agreement or any related agreement. This indemnification obligation is not intended to, nor will it, affect or take precedence over the indemnity provisions contained in any related agreement. See "Related Party Transactions--Asset Contributions by Lyondell and Affiliates of Millennium and Occidental."

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TRANSFERS AND PLEDGES OF A PARTNER'S INTEREST IN US

  Without the consent of the general partners, no partner may transfer less than all of its interest in us, nor can any partner transfer its interest other than for cash. If one of our limited partners and its affiliated general partner desire to transfer, via a cash sale, all of their units, they must give written notice to us and the other partners and the non-selling partners shall have the option, exercisable by delivering written acceptance notice of the exercise to the selling partners within 45 days after receiving notice of the sale, to elect to purchase all of the partnership interests of the selling partners on the terms described in the initial notice. If all of the other non-selling partners deliver notice of acceptance, then all of the partnership interests shall be transferred in proportion to the partners' current percentage interest unless otherwise agreed. If less than all of the non-selling partners deliver notice of acceptance, the partner who delivers notice of acceptance will have the option of purchasing all of the partnership interests up for sale. The notice of acceptance will set a date for closing the purchase which is not less than 30 nor more than 90 days after delivery of the notice of acceptance, subject to extension. The purchase price for the selling partners' partnership interests will be paid in cash.

  If the non-selling partners do not elect to purchase the selling partners' partnership interests within 45 days after the receipt of initial notice of sale, the selling partners will have a further 180 days during which they may consummate the sale of their units to a third-party purchaser. The sale to a third-party purchaser must be at a purchase price and on other terms that are no more favorable to the purchaser than the terms offered to the non-selling partners. If the sale is not completed within the 180-day period, the initial notice will be deemed to have expired, and a new notice and offer shall be required before the selling partners may make any transfer of their partnership interests.

  Before the selling partners may consummate a transfer of their partnership interests to a third party under the partnership agreement, the selling partners must demonstrate that the person willing to serve as the proposed purchaser's guarantor must have outstanding indebtedness that is rated investment grade by Moody's and S&P's. If the proposed guarantor has no rated indebtedness outstanding, it shall provide an opinion from a nationally recognized investment banking firm that it could be reasonably expected to obtain suitable ratings. In addition, a partner may transfer its partnership interests only if, together with satisfying all other requirements:

  . the transferee executes an appropriate agreement to be bound by the partnership agreement;

  . the transferor and/or the transferee bears all reasonable costs incurred by us in connection with the transfer; and

  . the guarantor of the transferee delivers an agreement to the ultimate parent entity of the non-selling partners and to us substantially in the form of the parent agreement.

  A partner will not in any transaction or series of actions, directly or indirectly, pledge all or any part of its partnership interest. However, a partner may at any time assign its right to receive distributions from us so long as the assignment does not purport to assign any:

  .  right of the partner to participate in or manage our affairs;

  . right of the partner to receive any information or accounting of our affairs;

  .  right of the partner to inspect our books or records; or

  . any other right of a partner under the partnership agreement or the Delaware Revised Uniform Limited Partnership Act.

  In addition, except for any restrictions imposed by the parent agreement described under "Description of the Parent Agreement," nothing in our partnership agreement will prevent the transfer or pledge by the owner of any capital stock, equity ownership interests or other security of the partner or any affiliate of a partner.

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BUSINESS OPPORTUNITIES WHICH MUST BE OFFERED TO US

  Except as described below, each partner's affiliates are free to engage in or possess an interest in any other business of any type and to avail themselves of any business opportunity available to it without having to offer us or any partner the opportunity to participate in that business. If a partner's affiliate desires to initiate or pursue an opportunity to undertake, engage in, acquire or invest in a "related business," as defined in the partnership agreement, that partner or its affiliate will offer Equistar the business opportunity. A related business is any business related to:

  . the manufacturing, marketing and distribution of the types of olefins, polyolefins, ethyl alcohol, ethyl ether and ethylene oxide, ethylene glycol and derivatives of ethylene oxide and ethylene glycol that are specific in the partnership agreement;

  . the purchasing, processing and disposing of raw materials in connection with the manufacturing, marketing and distributing of the chemicals identified in the previous bullet point; and

  . any research and development in connection with the previous two bullet points.

  When a proposing partner offers a business opportunity to us, we will elect to do one of the following within a reasonably prompt period:

  . acquire or undertake the business opportunity for our benefit as a whole, at our cost, expense and benefit; or

  . permit the proposing partner to acquire or undertake the business opportunity for its own benefit and account without any duty to us or the other partners.

  If the business opportunity is in direct competition with our then-existing business and we do not elect to acquire or undertake the business opportunity for our own benefit, then the proposing partner and we shall, if either so elects, seek to negotiate and implement an arrangement whereby we would either:

  . acquire or undertake the competing opportunity at the sole cost, expense and benefit of the proposing partner under a mutually acceptable arrangement. Under such arrangements, the competing opportunity will be treated as a separate business within Equistar; or

  . enter into a management agreement with the proposing partner to manage the competing opportunity on behalf of the proposing partner on terms and conditions mutually acceptable to the proposing partner and us.

  If we and the proposing partner do not reach agreement as to an arrangement, the proposing partner may acquire or undertake the competing opportunity for its own benefit and account without any duty to us or the other partners.

  In addition, if the business opportunity constitutes less than 25% of an acquisition of or investment in assets, activities, operations or businesses that is not otherwise a related business, then a proposing partner may acquire or invest in a business opportunity without first offering it to us. The 25% figure is based on annual revenues for the most recently completed fiscal year. After completion of the above acquisition or investment, the proposing partner must offer the business opportunity to us under the terms described above. If we elect to pursue the business opportunity, it will be acquired by us at its fair market value as of the date of the acquisition.

  If we are presented with an opportunity to acquire or undertake a business opportunity that we determine not to acquire or undertake, and the representatives of one or two general partner or partners, but not the other general partner or partners, desire that we acquire or undertake the business opportunity, then we will permit the first general partner or partners and its or their affiliates to acquire or undertake such business opportunity, and the business opportunity shall be treated in the same manner as if the general partner and its affiliates were a proposing partner with respect to the business opportunity.

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LIMITATION ON FIDUCIARY DUTY OF PARTNERS

  Under our partnership agreement, the liability of our partners and their affiliates to us or another partner for any act or omission by a partner in its capacity as such that is imposed by law is waived and eliminated to the extent permitted by law, except in the case of observing the unanimous voting requirements described under "--Actions Requiring Unanimous Voting."

AMENDMENT OF PARTNERSHIP AGREEMENT

  All waivers, modifications, amendments or alterations of our partnership agreement require the written approval of all of our partners.

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                      DESCRIPTION OF THE PARENT AGREEMENT

  Lyondell, Millennium, Occidental, Occidental Chemical Corporation, Oxy CH Corporation, Occidental Chemical Holding Corporation and Equistar are parties to an amended and restated parent agreement. The following is a summary of the material provisions of the parent agreement, as modified by an assignment and assumption agreement and the first amendment thereto, which is available upon written request as provided under "Where You Can Find More Information."

GUARANTEE OF OBLIGATIONS UNDER THE PARTNERSHIP AGREEMENT AND RELATED PARTY AGREEMENTS

  Pursuant to the parent agreement, each of Lyondell, Millennium and Occidental Chemical Holding (the "Guarantor Parents") has guaranteed, undertaken and promised to cause the due and punctual payment and the full and prompt performance of all of the amounts to be paid and all of the terms and provisions under various agreements, including, without limitation, the partnership agreement and the asset contribution agreements, to be performed or observed by or on the part of certain of their respective subsidiaries, including subsidiaries that are our partners, and any other direct or indirect subsidiary of any of the Guarantor Parents that are parties to these agreements. We collectively refer to these subsidiaries as the "Affiliated Obligors" and we refer to the entities that are our limited partners and general partners as the "Partner Subs." Insofar as the provisions described in this subsection apply to agreements other than the partnership agreement and the parent agreement, the term "Affiliated Obligors" will not include Equistar or any partner of Equistar in its capacity as a partner. The parent agreement provides expressly that the parent guarantees inure solely to the benefit of the beneficiaries specified in the parent agreement, which consist of Equistar, Lyondell, Millennium, Occidental and the Affiliated Obligors. The parent agreement also states that nothing in the agreement confers upon any other person any rights, benefits or remedies by reason of the parent agreement. Accordingly, the holders of the notes may not enforce any provision, or seek relief by reason, of the parent agreement.

CONFLICT CIRCUMSTANCE

  Our partnership agreement includes definitions of "Conflict Circumstance," "Conflicted General Partner" and "Nonconflicted General Partner" and provides that the Nonconflicted General Partners have some exclusive rights to control us with respect to any Conflict Circumstance, generally involving a transaction between Equistar and an affiliate of one of our partners. The guarantee provisions described above do not apply to the parents of the general partners that direct us in connection with these Conflict Circumstances, so that the parents of a Nonconflicted General Partner are not effectively guaranteeing our performance of contracts with other parents. However, a parent of a Nonconflicted General Partner may have liability for our failure to perform in circumstances where that failure was caused by an act or failure to act of its Partner Sub. Without limiting the rights of the Partner Subs under the partnership agreement, and without prejudice to any rights, remedies or defenses we may have in any other agreement or Conflict Circumstance, each Guarantor Parent has agreed to cause each of its Partner Subs to both:

  . cause us to pay, perform and observe all of the terms and provisions of other agreements to be paid, performed or observed by or on the part of Equistar under the agreements, according to their terms to the extent that the Partner Sub is a Nonconflicted General Partner and is thereby entitled to cause the payment, performance and observance of the terms and provisions; and

  . except to the extent inconsistent with its obligations above, abide by its obligations as a Nonconflicted General Partner with respect to any Conflict Circumstance arising in connection with any other agreement according to the terms of the partnership agreement that apply.

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  Nothing in the provisions described in this subsection shall require a
Guarantor Parent to make or cause a Partner Sub to either:

  . cure or mitigate our inability to make any payment or to perform or observe any terms and provisions under any other agreements;

  . cause us to require from the Partner Subs any cash contributions in respect of any payment, performance or observance involving a Conflict Circumstance; or

  . make any contribution to us that the Partner Sub is not otherwise required to make under terms of the partnership agreement concerning required capital contributions.

See "Description of the Partnership Agreement--Transactions with Affiliates."

RESTRICTIONS ON TRANSFER OF PARTNER SUB STOCK

  Without the consent of each of Lyondell, Millennium, Oxy CH and Occidental Chemical (the "Ownership Parents"), no Ownership Parent may transfer less than all of its interests in its Partner Subs (the "Partner Sub Stock") except in compliance with the following provisions.

  Each Ownership Parent may transfer all, but not less than all, of its Partner Sub Stock, without the consent of the other Ownership Parents, if the transfer is in connection with either:

  . a merger, consolidation, conversion or share exchange of the Ownership Parent; or

  .  a sale or other disposition of:

    -- the Partner Sub Stock, plus

    -- other assets representing at least 50% of the book value of the Ownership Parent's assets (or in the case of each of Oxy CH and Occidental Chemical, 50% of the book value of Oxy CH's assets) excluding the Partner Sub Stock, as reflected on its most recent audited consolidated or combined financial statements.

  In addition, any transfer of Partner Sub Stock by any Ownership Parent described above is only permitted if the acquiring, succeeding or surviving entity, if any, both:

  . succeeds to and is substituted for the transferring Ownership Parent with the same effect as if it had been named in the parent agreement; and

  . executes an instrument agreeing to be bound by the obligations of the transferring Ownership Parent under the parent agreement, with the same effect as if it had been named in the instrument.

  The transferring Ownership Parent may be released from its guarantee obligations under the parent agreement after the successor parent agrees to be bound by the Ownership Parent's obligations.

  Unless a transfer is permitted under the provisions described above, any Ownership Parent desiring to transfer all of its Partner Sub Stock to any person, including another Ownership Parent or any affiliate of an Ownership Parent, may only transfer its Partner Sub Stock for cash consideration and will give written right of first option to Equistar and each of the other Ownership Parents. Each offeree parent will have the option to elect to purchase all of its proportional share, in the case of both the limited partner and general partner, of all of the Partner Sub Stock of the selling parent, on the terms described in the right of first offer. If one of the offeree parents, but not the other, elects to so purchase, the selling parent shall give written notice thereof to the offeree parent electing to purchase, and that parent shall have the option to purchase all of the Parent Sub Stock held by the selling parent, including the Partner Sub Stock it has not previously elected to purchase. Any election by an offeree parent not to purchase all of the Partner Sub Stock shall be deemed a rescission of the parent's original notice of acceptance of the Partner Sub Stock of that selling parent. If one or both of the offeree parents do not elect to purchase all of the selling parent's Partner Sub Stock within 45 days after the

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receipt of the initial notice or within 15 days after the receipt of the notice to an offeree parent electing to purchase, if applicable, the selling parent will have a further 180 days during which it may, subject to the provisions of the following paragraph, consummate the sale of its Partner Sub Stock to a third-party purchaser at a purchase price and on other terms that are no more favorable to the purchaser than the initial terms offered to the offeree parents. If the sale is not completed within the further 180-day period, the right of first offer will be deemed to have expired and a new right of first offer shall be required before the selling parent may make any transfer of its Partner Sub Stock.

  Before the selling parent may consummate a transfer of its Partner Sub Stock to a third party under the provisions described in the preceding paragraph, the selling parent shall demonstrate to the other Ownership Parents that the proposed purchaser, or the person willing to serve as its guarantor as contemplated by the terms of the parent agreement, has outstanding indebtedness that is rated investment grade by either Moody's or S&P. If such proposed purchaser or the other person has no rated indebtedness outstanding, that person shall provide an opinion from Moody's, S&P or from a nationally recognized investment banking firm that it could be reasonably expected to obtain a suitable rating. Moreover, an Ownership Parent may transfer its Partner Sub Stock, under the previous paragraph, only if all of the following occur:

  . the transfer is accomplished in a nonpublic offering in compliance with, and exempt from, the registration and qualification requirements of all federal and state securities laws and regulations;

  . the transfer does not cause a default under any material contract which has been approved unanimously by the partnership governance committee and to which Equistar is a party or by which Equistar or any of its properties is bound;

  . the transferee executes an appropriate agreement to be bound by the parent agreement;

  . the transferor and/or transferee bears all reasonable costs incurred by Equistar in connection with the transfer;

  . the transferee, or the guarantor of the obligations of the transferee, delivers an agreement to each of the other Ownership Parents and Equistar substantially in the form of the parent agreement; and

  . the proposed transferor is not in default in the timely performance of any of its material obligations to Equistar.

  In no event may any Ownership Parent transfer the Partner Sub Stock of any of the subsidiaries that hold the direct interests in Equistar to any person unless the Ownership Parent simultaneously transfers the Partner Sub Stock of each of the subsidiaries that hold the direct interests in Equistar to that person or a wholly owned affiliate of that person or a common parent.

COMPETING BUSINESS BY OWNERS OF EQUISTAR OR THEIR AFFILIATES

  If any of Lyondell, Millennium, Occidental Chemical, Oxy CH or Occidental Chemical Holding or any of their affiliates desires to initiate or pursue any opportunity to undertake, engage in, acquire or invest in a business opportunity of the type described under "Description of the Partnership Agreement--Business Opportunities Which Must be Offered to Us," it shall agree to offer that business opportunity to Equistar under the terms and conditions in the partnership agreement as if it were the "proposing partner," as described in such section. Equistar will have the rights and obligations arising from the offer of the business opportunity granted by the partnership agreement. See "Description of the Partnership Agreement--Business Opportunities Which Must be Offered to Us."

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                           RELATED PARTY TRANSACTIONS

  The following summary describes the transactions among Equistar and its owners and their affiliates. We believe that all of the transactions described below were obtained on terms substantially no more or less favorable than those that would have been agreed upon by third parties on an arm's length basis, although we have not received fairness opinions.

ASSET CONTRIBUTIONS BY LYONDELL AND AFFILIATES OF MILLENNIUM AND OCCIDENTAL

  Both Lyondell and Millennium Petrochemicals entered into separate asset contribution agreements on December 1, 1997, providing for the contribution of the Lyondell and Millennium contributed businesses. Wholly owned subsidiaries of Occidental (the "Occidental Subsidiaries") entered into an asset contribution agreement with Equistar on May 15, 1998, with respect to the transfer of the Occidental contributed business, a portion of which transfer was accomplished through a merger of an Occidental Subsidiary with and into Equistar. Among other things, the asset contribution agreements required representations and warranties by the contributor regarding the transferred assets and indemnification of Equistar by the contributor. These agreements also provide for the assumption by Equistar of, among other things:

  . third-party claims that are related to pre-closing contingent liabilities that are asserted before December 1, 2004 as to Lyondell and Millennium Petrochemicals, or before May 15, 2005 as to the Occidental Subsidiaries, to the extent the aggregate amount does not exceed, in the case of each of Lyondell, Millennium and the Occidental Subsidiaries, $7 million;

  . third-party claims related to pre-closing contingent liabilities that are asserted for the first time after December 1, 2004 as to Lyondell and Millennium Petrochemicals, or after May 15, 2005 as to the Occidental Subsidiaries;

  . obligations for $745 million of Lyondell indebtedness, of which $431 million remains outstanding as of August 31, 2001;

  . a $750 million intercompany obligation of Millennium Petrochemicals to an indirect subsidiary of Millennium, which has been repaid;

  . the lease intended for security relating to the Corpus Christi facility contributed by Occidental, which has been repaid;

  . liabilities for products sold after December 1, 1997 as to Lyondell and Millennium Petrochemicals, or after May 15, 1998 as to the Occidental Subsidiaries, regardless of when manufactured;

  . certain post-retirement benefits related to the applicable contributed business or to certain Lyondell employees who became employees of Equistar;

  . in the case of the Millennium Petrochemicals asset contribution agreement, future maintenance and maintenance turnaround costs related to the Millennium contributed business; and

  . in the case of each of the Millennium Petrochemicals and the Occidental Subsidiaries asset contribution agreements, obligations under railcar leases under which Equistar is the lessee.

  Lyondell, Millennium Petrochemicals and Occidental Chemical entered into Master Intellectual Property Agreements and other related agreements with respect to intellectual property with Equistar. These agreements provide for all of the following:

  . the transfer of intellectual property of Lyondell, Millennium Petrochemicals and Occidental Chemical related to the businesses each contributed to Equistar;

  . grant of irrevocable, non-exclusive, royalty-free licenses to Equistar (without the right to sublicense) with respect to intellectual property retained by Lyondell, Millennium Petrochemicals or Occidental Chemical that is related to Equistar's business; and

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  .  grant of irrevocable, non-exclusive, royalty-free licenses (without the right to sublicense) from Equistar to Lyondell, Millennium
     Petrochemicals and Occidental Chemical with respect to intellectual property each contributed to Equistar.

  Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries each entered into various other conveyance documents with Equistar to effect their asset contributions as provided for in their respective contribution agreements.

TRANSACTIONS WITH LYONDELL METHANOL COMPANY, L.P.

  Equistar provides operating and other services for Lyondell Methanol under the terms of existing agreements that were assumed by Equistar from Lyondell, including the lease to Lyondell Methanol by Equistar of the real property on which its methanol plant is located. Under the terms of those agreements, Lyondell Methanol pays Equistar a management fee of $6 million per year and will reimburse certain expenses of Equistar at cost. The natural gas for Lyondell Methanol's plant is purchased under Equistar master agreements with various third party suppliers, which master agreements are administered by Lyondell personnel. These sales of natural gas to Lyondell Methanol were $85 million in 2000. All of the foregoing arrangements with Lyondell Methanol are expected to continue on terms similar to those described above. Lyondell Methanol sells all of its product to Equistar, which amounted to $165 million in 2000.

TRANSACTIONS WITH LYONDELL-CITGO REFINING LP

  In connection with the formation of Equistar, Lyondell's rights and obligations under the terms of its product sales and raw material purchase agreements with LYONDELL-CITGO Refining were assigned to Equistar. Accordingly, refinery products, including propane, butane, naphthas, heating oils and gas oils, are sold by LYONDELL-CITGO Refining to Equistar as raw materials, and some olefins by-products are sold by Equistar to LYONDELL-CITGO Refining for processing into gasoline. Net payments from LYONDELL-CITGO Refining to Equistar in connection with these product sales and raw material purchase agreements were $161 million for 2000.

  Equistar and LYONDELL-CITGO Refining are also parties to:

  . tolling arrangements under which some of LYONDELL-CITGO Refining's co-products are transferred to Equistar and processed by Equistar, with the resulting product being returned to LYONDELL-CITGO Refining,

  .  terminaling and storage obligations and

  . an agreement, which is currently being extended from month to month, to perform some marketing services for LYONDELL-CITGO Refining. Equistar and LYONDELL-CITGO Refining are currently evaluating renewal of this agreement. Aggregate payments under these various services agreements of $15 million were made by Equistar to LYONDELL-CITGO Refining with respect to 2000.

  All of the agreements between LYONDELL-CITGO Refining and Equistar are on terms generally representative of prevailing market prices.

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SERVICES AND SHARED-SITE ARRANGEMENTS WITH LYONDELL AND AFFILIATES OF
MILLENNIUM AND OCCIDENTAL

  During 1998 and 1999, Lyondell provided certain administrative services to Equistar, including certain legal, risk management and treasury services, tax services and employee benefit plan administration, and Equistar provided services to Lyondell in the areas of health, safety and environmental, human resources, information technology and legal. Effective January 1, 2000, Lyondell and Equistar implemented a revised shared services arrangement that provides for all shared services to be provided by Lyondell to Equistar and expanded the prior arrangement to cover a broader range of shared services, including information technology, human resources, materials management and raw material supply, customer supply chain, health, safety and environmental, engineering and research and development, facility services, legal, accounting, treasury, internal audit and tax. During the year ended December 31, 2000, Lyondell charged Equistar $133 million for these shared services. There were no billings from Equistar to Lyondell for the year ended December 31, 2000 because Equistar did not provide services under the shared services arrangement to Lyondell during this period.

  Equistar and Millennium Petrochemicals entered into a variety of operating, manufacturing and technical service agreements in 1997 related to the business of Equistar and the vinyl acetate monomer, acetic acid, synthesis gas and methanol businesses retained by Millennium Petrochemicals. A number of these agreements have since been modified and/or terminated. Agreements currently in effect include the provision by Equistar to Millennium Petrochemicals of utilities, fuel streams, and office space. These agreements also include the provision by Millennium Petrochemicals to Equistar of operational services, including barge dock access and related services as well as utilities. As a consequence of services provided by Equistar to Millennium Petrochemicals and by Millennium Petrochemicals to Equistar, net payments were made by Millennium Petrochemicals to Equistar of $2 million in 2000. In the case of product sales, prices are generally market-related. In the case of services and utilities, prices are usually based on cost recovery or an allocation of costs according to anticipated relative usage. Equistar also purchases vinyl acetate monomer and glacial acetic acid from Millennium Petrochemicals. During the year ended December 31, 2000, Equistar purchased $16 million of vinyl acetate monomer and glacial acetic acid from Millennium Petrochemicals. Millennium Petrochemicals purchases ethylene and hydrogen from Equistar. Except for modifications resulting from Millennium Petrochemicals' recent sale of its synthesis gas and a portion of its methanol businesses, these service and product sales agreements are expected to continue on terms similar to those described above.

  Equistar and Occidental Chemical have entered into a toll processing agreement dated effective as of May 15, 1998, whereby Equistar has retained the services of Occidental Chemical's facilities in Ashtabula, Ohio, for the processing of Glycol Ether(TM) into Glycol Ether(TM) Borate Ester material for brake or clutch fluid. Under the terms of the agreement, Equistar procures from Occidental Chemical its total requirements of Glycol Ether(TM) Borate Ester. The agreement requires Occidental Chemical to process Glycol Ether(TM) into Glycol Ether(TM) Borate Ester exclusively for Equistar. During 2000, Equistar paid Occidental Chemical $586,000 under the agreement. The initial term of the agreement ends on December 31, 2001; however, the agreement will continue from year to year unless terminated by either party upon 12 months' written notice. Equistar has provided notice that it intends to terminate the agreement effective as of December 31, 2001.

OCCIDENTAL ETHYLENE SALES AGREEMENT

  Equistar and Occidental Chemical entered into an ethylene sales agreement dated effective May 15, 1998. Under the terms of this agreement, Occidental Chemical and its affiliates have agreed to purchase an amount of ethylene from Equistar equal to 100% of the ethylene raw material requirements of Occidental Chemical's U.S. plants. The ethylene raw material is exclusively for internal use in production at these plants less any quantities up to 250 million pounds tolled according to the provisions of the agreement. Upon three years' notice from either party to the other, the ethylene sales agreement may be "phased down" over a period not less than five years. No phase down may commence before January 1, 2009. The ethylene sales agreement provides for sales of ethylene at market-related prices. During 2000, Equistar received aggregate payments from Occidental Chemical and its affiliates of $558 million under the ethylene sales agreement.

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ETHYLENE SALES AGREEMENT WITH MILLENNIUM PETROCHEMICALS

  Equistar sells ethylene to Millennium Petrochemicals at market-related prices under an agreement entered into in connection with the formation of Equistar. Under this agreement with Millennium Petrochemicals, Millennium Petrochemicals is required to purchase 100% of its ethylene requirements for its La Porte, Texas facility. The initial term of the contract expired December 1, 2000. The contract automatically renews annually. Either party may terminate on one year's notice. Neither party has provided notice of termination of the agreement. The pricing terms under this agreement between Equistar and Millennium Petrochemicals are similar to the pricing terms under the ethylene sales agreement between Equistar and Occidental Chemical. Millennium Petrochemicals paid $90 million to Equistar for ethylene during 2000.

PRODUCT SALES AGREEMENTS WITH LYONDELL

  Lyondell has purchased benzene, ethylene, propylene and other products at market-related prices from Equistar since Lyondell's acquisition of ARCO Chemical Company in July 1998. Currently, Equistar sells ethylene, propylene and benzene to Lyondell at market-related prices pursuant to agreements dated effective as of October 1998, August 1999 and January 1999, respectively. Under the agreements, Lyondell is required to purchase 100% of its benzene, ethylene and propylene requirements for its Channelview and Bayport, Texas facilities, with the exception of quantities of one product that Lyondell is obligated to purchase under a supply agreement with an unrelated third party entered into prior to 1999 and expiring in 2015. The initial term of each of those agreements between Equistar and Lyondell expires on December 13, 2013, in the case of the ethylene sales agreement and December 31, 2014, in the case of the propylene and benzene sales agreements. After the initial term, each of the agreements automatically renews for successive one-year periods and either party may terminate any of the agreements on notice of one year. The pricing terms under the agreements between Equistar and Lyondell are similar to the pricing terms under the ethylene sales agreement between Equistar and Occidental Chemical. In addition, a wholly owned subsidiary of Lyondell licenses MTBE technology to Equistar. Lyondell also purchases a significant portion of the MTBE produced by Equistar at one of its two Channelview units at market-related prices. Product sales to Lyondell in 2000 were $572 million.

PRODUCT TRANSACTIONS WITH OXY VINYLS, LP

  Occidental Chemical owns 76% of Oxy Vinyls, LP, a joint venture partnership it formed with The Geon Company, now known as PolyOne Corporation, as co-owner. Equistar sells ethylene to Oxy Vinyls for Oxy Vinyls' LaPorte, Texas facility at market-related prices pursuant to an agreement which expires on December 31, 2003. The agreement automatically renews for successive one-year periods until terminated by either party on 24 months' notice at the end of 2003 or any subsequent year. Equistar made ethylene sales to Oxy Vinyls totaling $67 million in 2000.

AGREEMENT REGARDING SERVICES OF OUR CHIEF EXECUTIVE OFFICER

  Dan F. Smith serves as the Chief Executive Officer of both Lyondell and Equistar and is a director of Lyondell. Mr. Smith receives no compensation from Equistar. Under an agreement between Equistar and Lyondell, Equistar paid approximately $1 million as compensation to Lyondell for the services rendered by Mr. Smith as part of the shared services provided by Lyondell during 2000.

INDEMNITY AGREEMENT WITH OCCIDENTAL CHEMICAL

  Equistar and Occidental Chemical have entered into an indemnity agreement pursuant to which Occidental Chemical may be required to contribute to Equistar an amount equal to up to the lesser of approximately $420 million or the principal amount of the notes due 2009 then outstanding, together with interest. Occidental Chemical is only required to pay this amount to Equistar if the holders of the notes due 2009 have not been able to obtain payment after the holders of the notes due 2009 have pursued and exhausted all their remedies to compel payment by Equistar and Equistar Funding, including the liquidation of assets. The indemnity expressly

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does not create any right in the holders of the notes due 2009 or any person other than Occidental Chemical, Equistar and the partners of Equistar. The indemnity may be amended or terminated at any time by the agreement of the partners in Equistar without the consent of the holders of the notes due 2009.

  In addition, at any time after June 14, 2005, Occidental Chemical may, without the consent of the other partners in Equistar, elect to terminate the indemnity if all of the following conditions exist:

  . Equistar's ratio of total indebtedness to total capitalization is, as of the most recently completed fiscal quarter, lower than the same ratio as of December 31, 1998;

  . Equistar's ratio of earnings before interest, taxes, depreciation and amortization to net interest for the most recent 12-month period is at least 105% of the same ratio for the 12-month period ending December 31, 1998;

  . Equistar is not then in default in the payment of principal of, or interest on, any indebtedness for borrowed money in excess of $15 million; and

  . Equistar is not then in default in respect of any covenants, other than those relating to payment of principal and/or interest, relating to any indebtedness for borrowed money, if the effect of a default shall be to accelerate, or to permit the holder or obligee of such indebtedness, or any trustee on behalf of a holder or obligee, to accelerate, with or without the giving of notice or lapse of time or both, the indebtedness in an aggregate amount in excess of $50 million.

  Finally, without the consent of the other partners in Equistar, if Occidental GP, Occidental LP1 and Occidental LP2 sell all of their respective interests in Equistar or if Occidental Chemical Holding Corporation sells all of its interests in Occidental GP, Occidental LP1 and Occidental LP2, in each case to an unaffiliated third party at any time, Occidental Chemical may elect to terminate its indemnity, if, at the time of the sale or termination, Equistar has an investment grade credit rating or the fair market value of our assets is at least 140% of the gross amount of its liabilities.

  Occidental Chemical may assign its rights or obligations under the indemnity to Occidental at any time without the consent of Equistar. Following such an assignment, Occidental Chemical may terminate the indemnity at any time if Equistar ceases to be an affiliate of Occidental.

INDEMNITY AGREEMENT WITH MILLENNIUM AMERICA

  Equistar and Millennium America entered into an indemnity agreement pursuant to which Millennium America may be required to contribute to Equistar an amount equal to up to the lesser of $750 million or the sum of the principal amount outstanding under the term loan portion of our credit facility (not to exceed $275 million) and of the 10 1/8% senior notes due 2008 then outstanding (not to exceed $475 million), in any case together with interest. Millennium America is only required to pay this amount to Equistar if the lenders under our amended and restated credit facility and the holders of the notes have not been able to obtain payment after pursuing and exhausting all their remedies to compel payment by Equistar and Equistar Funding, including the liquidation of assets. The indemnity expressly does not create any right in the lenders or holders of the notes or any person other than Millennium America, Equistar and the partners in Equistar. The indemnity may be amended or terminated at any time by the agreement of the partners in Equistar without the consent of the lenders under the amended and restated credit facility or the holders of the notes.

  In addition, at any time after December 1, 2004, Millennium America may, without the consent of the other partners in Equistar, elect to terminate the indemnity in whole or in part if all of the following conditions exist:

  . Equistar's ratio of total indebtedness to total capitalization is, as of the most recently completed fiscal quarter, lower than the same ratio as of December 31, 1998;

  . Equistar's ratio of earnings before interest, taxes, depreciation and amortization to net interest for the most recent 12-month period is at least 105% of the same ratio for the 12-month period ending December 31, 1998;

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  .  Equistar is not then in default in the payment of principal of, or interest on, any indebtedness for borrowed money in excess of $15 million; and

  . Equistar is not then in default in respect of any covenants, other than those relating to payment of principal and/or interest, relating to any indebtedness for borrowed money, if the effect of a default shall be to accelerate, or to permit the holder or obligee of such indebtedness, or any trustee on behalf of a holder or obligee, to accelerate, with or without the giving of notice or lapse of time or both, the indebtedness in an aggregate amount in excess of $50 million.

  Finally, without the consent of the other partners in Equistar, if Millennium GP and Millennium LP sell all of their respective interests in Equistar or if Millennium Petrochemicals Inc. sells all of its interests in Millennium GP and Millennium LP, in each case to an unaffiliated third party at any time, Millennium America may elect to terminate its indemnity, if, at the time of the sale or termination, Equistar has an investment grade credit rating or the fair market value of Equistar's assets is at least 140% of the gross amount of its liabilities.

DEBT INSTRUMENTS OF LYONDELL ASSUMED BY EQUISTAR

  Upon its formation, Equistar assumed $745 million of Lyondell indebtedness, of which $521 million remained outstanding as of June 30, 2001. Lyondell was not released as an obligor at the time of the assumption and, until November 2000, Lyondell remained as a co-obligor on the indebtedness, although as between Equistar and Lyondell, Equistar was primarily liable. In November 2000, Lyondell was added as a guarantor on $400 million of the indebtedness and subsequently the consent of the holders of the indebtedness was obtained to the release of Lyondell as a primary obligor (but not as a guarantor) on such $400 million of indebtedness. Lyondell remains a primary obligor on the remaining $121 million of indebtedness, $90 million of which matured on August 30, 2001. See "Description of Other Indebtedness."

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                       DESCRIPTION OF OTHER INDEBTEDNESS

  The following is a summary of our other material indebtedness. It may not contain all of the information about this indebtedness that is important to you. You should therefore read the debt instruments, copies of which are available as described under "Where You Can Find More Information." This summary is qualified in its entirety by reference to those debt instruments.

AMENDED AND RESTATED CREDIT FACILITY

  In connection with issuance of the outstanding notes, we amended and restated our $1.25 billion revolving credit facility dated as of November 25, 1997, as previously amended and restated. We entered into an amended and restated facility that provides for a total of $800 million in available borrowings with a group of lenders led by J.P. Morgan Securities Inc. and Banc of America Securities LLC as joint lead arrangers and joint book runners, The Chase Manhattan Bank as collateral and administrative agent, Bank of America, N.A. as servicing agent and administrative agent, and Credit Suisse First Boston and Citicorp USA, Inc. as co-syndication agents.

  The amended and restated credit facility consists of:

  . a senior secured revolving credit facility ("Revolving Credit Facility") in the aggregate principal amount of up to $500 million and

  . a senior secured term loan ("Term Loan") in the aggregate principal amount of up to $300 million.

  At the closing of the offering of the outstanding notes, we borrowed $300 million under the Term Loan and made no borrowings under the Revolving Credit Facility. The Term Loan is amortizing at 1% per annum, with all remaining amounts due on August 24, 2007. The Revolving Credit Facility terminates on August 24, 2006.

  We may prepay borrowings under the credit facility in minimum amounts of $1 million and we may, at our option, terminate the credit facility or reduce permanently the amount of the credit facility in a minimum amount of $25 million. We will be required to pay a 2% prepayment premium if we, at our option, prepay amounts under the Term Loan portion of the credit facility before August 24, 2002 and a 1% premium if we, at our option, prepay amounts under the Term Loan between August 24, 2002 and August 24, 2003.

  We are required to make mandatory prepayments of the Term Loan from net cash proceeds of:

  .  asset sales, excluding receivable securitizations;

  .  casualty and condemnation events; and

  .  new debt or equity issuances.

The mandatory prepayment of our Term Loan obligation is subject to specified exceptions and the lenders thereunder may elect not to receive any prepayment. In addition, unless our senior unsecured debt is rated investment grade, the commitments under the Revolving Credit Facility will be permanently and ratably reduced by 50% of the incremental amount of any committed financing pursuant to a receivables securitization facility.

  Our obligations under the credit facility are secured by a lien upon substantially all of our personal property, including inventory, accounts receivable and other property, as well as a portion of our real property. However, in no event shall "restricted property," which consists of our principal plants, secure an aggregate outstanding amount under the credit facility greater than the maximum amount permitted by the indentures governing our 1999 notes and the assumed Lyondell debt (which maximum amount is currently 10% of consolidated net tangible assets).

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  Borrowings under the Revolving Credit Facility accrue interest at the following rates per annum:

  . Eurodollar Loans: LIBO rate, as defined in the credit facility, plus a margin which varies between 1% and 1.75%.

  . Base Rate Loans: Alternate Base Rate, defined as the higher of (i) the rate of interest publicly announced by Bank of America, N.A. as its prime rate, and (ii) 0.50% per annum above the Federal Funds Rate in effect on such date, plus a margin which varies between 0% and .75%.

The margins will vary depending on our ratio of debt to EBITDA, as defined in the credit facility.

  Borrowings under the Term Loan accrue interest at the following rates per annum:

  .  Eurodollar Loans: LIBO rate plus 3%; or

  .  Base Rate Loans: Alternate Base Rate plus 2%.

We incur a facility fee payable quarterly in arrears based on the entire amount of our Revolving Credit Facility at a rate of .5% to .75% per year, depending on our ratio of debt to EBITDA. If we use more than 50% of our Revolving Credit Facility, the facility fee will be reduced by .25% and the applicable margins on borrowings under the Revolving Credit Facility will increase by .25%.

  We are also required to pay additional interest at a rate of .75% of the outstanding amount borrowed (or in the case of the Revolving Credit Facility, the average amount outstanding in the 30 days prior to such dividend payment) per dividend payment (payable in kind) if we are required to issue Additional Dividend Notes, as defined under "Description of New Notes--Certain Covenants-- Additional Interest Upon Payment of Certain Permitted Dividends."

  In addition, the credit facility contains negative covenants limiting our ability to, among other things:

  .  engage in another type of business;

  .  make investments and acquisitions and specified capital expenditures;

  .  engage in transactions with affiliates;

  . repurchase equity or repurchase or prepay other debt, including the notes;

  .  enter into restrictive agreements;

  .  incur other indebtedness;

  .  make use of proceeds of borrowings under the credit facility;

  . enter into or permit to exist any agreement that restricts the ability of a material subsidiary to pay dividends or other distributions; and

  .  have derivative obligations, except for bona fide hedging purposes.

  The credit facility also contains the following financial covenants:

  .  minimum ratio of EBITDA to net interest expense;

  .  maximum ratio of total net debt to EBITDA; and

  .  maximum ratio of senior secured debt to EBITDA.

  The terms used in these financial covenants have specific meanings as used in the credit facility.

  The credit facility also includes customary events of default, including a change of control, as defined in the credit facility.

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

  Borrowings are generally be available subject to the accuracy of all representations and warranties, including the absence of a material adverse change, the absence of any default or event of default and, in certain circumstances, satisfaction of a collateral coverage test.

1999 NOTES

  In February 1999, we completed a $900 million private placement of 5 and 10-year notes, the proceeds of which were used to refinance existing debt. The 1999 notes were registered with the SEC in October 1999. As of June 30, 2001, the outstanding portion of these notes consists of:

  .  $300 million aggregate principal amount of 8.50% notes due 2004; and

  .  $598 million aggregate principal amount of 8.75% notes due 2009.

  The 1999 notes include a customary restriction on our ability to enter into sale/leasebacks of, or grant liens secured by, our principal plants without equally and ratably securing such notes, as well as a limit on our ability to grant liens on the stock or indebtedness of certain of our subsidiaries. The 1999 notes also include customary events of default.

ASSUMED LYONDELL DEBT

  At our formation, we assumed specific medium- and long-term notes and debentures of Lyondell. At June 30, 2001, as adjusted for the repayment of $90 million of medium-term notes due August 30, 2001, the outstanding portion of those obligations consists of:

  .  $100 million aggregate principal amount of 9.125% notes due 2002;

  .  $150 million aggregate principal amount of 6.50% notes due 2006;

  .  $150 million aggregate principal amount of 7.55% debentures due 2026;
     and

  . $31 million aggregate principal amount of medium-term notes with various maturities ranging from September 2002 to March 2005 and with various fixed interest rates ranging from 9.50% to 11.20%.

  Lyondell guarantees the 9.125% notes, the 6.50% notes and the 7.55% debentures but has been released as a primary obligor as to such debt. Lyondell and Equistar are co-obligors on the medium-term notes, although as between the two entities, Equistar is primarily liable.

  The assumed Lyondell debt includes customary restrictions on our ability to enter into sale/leasebacks of, or grant liens secured by, our principal plants without equally and ratably securing such notes, as well as a limit on our ability to grant liens on the stock or indebtedness of certain of our subsidiaries, as well as customary events of default, including any repudiation by Lyondell of its guarantee. In addition, some of the assumed debt also contains limits on the incurrence of debt by any subsidiary in the future that owns either of our Channelview olefin plants, which are currently not held through subsidiaries.

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                            DESCRIPTION OF NEW NOTES

  The new notes will be issued under the indenture dated as of August 24, 2001 that we entered with The Bank of New York, as trustee. This indenture also governs the outstanding notes, and the new notes will be substantially identical to the outstanding notes.

  In this Description of New Notes, "Equistar" refers only to Equistar Chemicals, LP, and any successor obligor on the notes, and not to any of its subsidiaries, "Equistar Funding" refers only to Equistar Funding Corporation and any successor obligor on the notes, not to any of its subsidiaries, and "issuers" refers to both of them. You can find the definitions of certain terms used in this description under "--Definitions."

  The following description is only a summary of the material provisions of the new notes and the indenture. These descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the notes and the indenture and those provisions made part of the indenture by reference to the Trust Indenture Act of 1939. You may request a copy of the indenture at our address set forth under the heading "Where You Can Find More Information." You can find the definitions of certain terms used in this description under "--Definitions."

GENERAL

  The form and the term of the new notes are the same as the form and term of the outstanding notes they will replace, except that:

  .  we will register the new notes under the Securities Act,

  . the new notes, once registered, will not bear legends restricting transfer and

  . holders of the new notes will not be entitled to some rights under the registration rights agreement, including our payment of additional interest for failure to meet specified deadlines, which terminate when the exchange offer is consummated.

The new notes will be issued solely in exchange for an equal principal amount of outstanding notes. As of the date of this prospectus, $700 million aggregate of 10 1/8% senior notes are outstanding. See "The Exchange Offer."

  The new notes will mature on September 1, 2008 and will bear interest at the rate of 10 1/8% per annum. Interest on the new notes will accrue from August 24, 2001, the date the outstanding notes were issued, and will be payable semiannually in arrears on March 1 and September 1 of each year, commencing March 1, 2002. We will make each interest payment to the holders of record of the new notes at the close of business on the February 15 or August 15 preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

  Principal, interest and liquidated damages, if any, will be payable at the office or agency of Equistar maintained for that purpose, which initially will be the office of the trustee in the City of New York, provided that, payments to the holders of global notes may be made by wire transfer under certain circumstances. Payment of interest on new notes not in global form may be made by check mailed to the address of the Person entitled thereto as it appears in the register of the new notes maintained by the registrar. Initially, the trustee will also act as paying agent and registrar for the new notes.

  We will be required to pay additional interest on the notes in certain circumstances if we pay dividends to our equity holders. See "--Certain Covenants--Restricted Payments."

ADDITIONAL NOTES

  Subject to the covenants described below, under the indenture we may issue additional notes with the same terms as the new notes (other than interest and liquidation damages scheduled and paid prior to the issuance of the additional notes)("Additional Notes"). Prior to any issuance of Additional Notes, Equistar must deliver an opinion of counsel to the trustee confirming that the holders of the notes then outstanding will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Additional Notes were not issued. The new notes, the outstanding notes, Additional Dividend Notes (as defined below) and any Additional Notes would be treated as a single class for all purposes under the indenture. Unless the context otherwise requires, references to the new notes in this section include the Additional Dividend Notes and Additional Notes.

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

RANKING

The new notes:

  .  will be unsecured obligations of the issuers,

  . will be equal in right of payment with all unsecured and unsubordinated Indebtedness of the issuers and

  . will rank senior in right of payment to all future indebtedness of the issuers that by its terms is junior or subordinated in right of payment to the new notes.

  As of June 30, 2001, after giving effect to the issuance of the outstanding notes and borrowings under our amended and restated credit facility and the use of the proceeds therefrom, Equistar has approximately $2.4 billion of outstanding indebtedness, none of which is subordinated.

  The new notes will be unsecured obligations of Equistar and Equistar Funding. Secured debt and other secured obligations of the issuers, including obligations with respect to our amended and restated credit facility, totaling $300 million as of April 24, 2001 will be effectively senior to the new notes to the extent of the value of the assets securing such debt or other obligations. Subject to the covenants described below, we will be permitted to issue additional secured debt.

  Equistar's subsidiaries do not guarantee the outstanding notes and will not guarantee the new notes upon initial issuance. Claims of creditors of our subsidiaries, including trade creditors and creditors holding guarantees issued by our subsidiaries, and claims of preferred and minority stockholders (if any) of our subsidiaries generally will have priority with respect to the assets and earnings of our subsidiaries over the claims of creditors of Equistar, including holders of the new notes. The new notes therefore will be effectively subordinated to creditors (including trade creditors) and preferred and minority stockholders (if any) of subsidiaries of Equistar. As of June 30, 2001, Equistar's subsidiaries (other than Equistar Funding) had no material assets or liabilities. Although the indenture limits the incurrence of Indebtedness and Disqualified Stock or Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness or Disqualified Stock or Preferred Stock under the indenture. See "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock."

OPTIONAL REDEMPTION

  The new notes will be redeemable, in whole, at any time, or in part, from time to time, at the option of the issuers upon not less than 30 nor more than 60 days' notice at a redemption price equal to the sum of:

  . 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date; plus

  .  the Make-Whole Amount, if any.

  The term "Make-Whole Amount" shall mean, in connection with any optional redemption of any new note, the excess, if any, of:

  . the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such prepayment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Treasury Rate (determined on the business day preceding the date of such redemption) plus 0.5%, from the respective dates on which such principal and interest would have been payable if such payment had not been made; over

  .  the principal amount of the note being redeemed.

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  "Treasury Rate" means, in connection with the calculation of any Make-Whole
Amount with respect to any new note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, as compiled by and published in the most recent Statistical Release that has become publicly available at least two business days prior to the redemption date, equal to the then remaining maturity of the Note being prepaid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month.

  "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by the trustee.

SELECTION AND NOTICE

  If less than all the new notes issued under the indenture are to be redeemed at any time, selection of the applicable new notes for redemption will be made by the trustee on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate; provided that no notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any new note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. New notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

REPURCHASE AT OPTION OF HOLDERS

 CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each holder of new notes will have the right to require the issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase (the "Change of Control Payment") on a date that is not more than 90 days after the occurrence of such Change of Control (the "Change of Control Payment Date"). Within 30 days following any Change of Control, we will mail, or at the issuers' request the trustee will mail, a notice to each holder offering to repurchase the notes held by such holder pursuant to the procedures specified in such notice. The issuers will comply with the requirements of Rule 14e-1 under the Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

  On the Change of Control Payment Date, we will, to the extent lawful:

  . accept for payment all notes or portions thereof properly tendered and not withdrawn pursuant to the Change of Control Offer,

  . deposit with the applicable paying agent an amount equal to the aggregate Change of Control Payments in respect of all notes or portions thereof so tendered and

  . deliver or cause to be delivered to the trustee the notes so accepted together with an officers' certificate stating the aggregate principal amount of notes or portions thereof being purchased by the issuers.

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

The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such note will be in a principal amount of $1,000 or an integral multiple thereof.

  Our failure to comply with the provisions of the two preceding paragraphs will constitute an Event of Default under the indenture. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that we purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. See "--Events of Default."

  There can be no assurance that we will have the financial resources to purchase the new notes, particularly if a Change of Control triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Our amended and restated credit facility provides that certain events constituting a Change of Control constitute a default under, and could result in the acceleration of the maturity of, our amended and restated credit facility. Future indebtedness might contain similar provisions. If a Change of Control occurs, we could try to refinance our amended and restated credit facility and any such future Indebtedness. Accordingly, we might not be able to fulfill our obligation to repurchase any notes if a Change of Control occurs. See "Risk Factors--Risks Relating to the New Notes and Our Indebtedness--We may be unable to purchase the new notes upon a change of control."

  The issuers are not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer at the same or a higher purchase price, at the same times and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer otherwise required to be made by the issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

  "Change of Control" means the occurrence of any of the following:

  (i) the sale, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all the assets of Equistar and its Subsidiaries taken as a whole to any person or group (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than to one or more Permitted Holders;

  (ii) the acquisition by any person or group (as defined above), other than one or more Permitted Holders, of a direct or indirect interest in more than 50% of the Capital Stock of Equistar and the right to exercise a substantial portion of the powers of Lyondell to act on behalf of the Partnership Governance Committee; and the representatives of Lyondell on Equistar's partnership governance committee (in each case as in effect on August 24, 2001), by way of merger or consolidation or otherwise;

  (iii) any person or group (as defined above), other than one or more Permitted Holders (or their representatives on the Partnership Governance Committee), acquires the right, directly or indirectly, to exercise, without the need for the consent of any Permitted Holder (or their representatives on Equistar's partnership governance committee), a substantial portion of the rights and powers of Equistar's partnership governance committee with respect to matters that require unanimous consent under the partnership agreement as in effect on August 24, 2001; or

  (iv) the adoption of a plan for the liquidation or dissolution of one or both of the issuers, except in connection with a sale, conveyance, transfer or other disposition of all or substantially all of such issuer's assets or an acquisition of Capital Stock of Equistar that would not otherwise constitute a Change of Control pursuant to clauses
       (i) through (iii).

  The phrase "all or substantially all" the assets of Equistar will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" the assets of Equistar has occurred, in which case a holder's ability to obtain the benefit of a Change of Control Offer may be impaired.

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 ASSET SALES

  Equistar will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (i) Equistar and/or the Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as conclusively evidenced by a resolution of Equistar's partnership governance committee of Equistar set forth in an Officers' Certificate delivered to the trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

  (ii) at least 75% of the consideration therefor received by Equistar and/or such Restricted Subsidiary is in the form of cash or Cash Equivalents or a controlling interest or a joint venture interest (to the extent otherwise permitted by the indenture) in a business engaged in a Permitted Business or long-term property or assets that are used or useful in a Permitted Business;

provided that the amount of:

  (x) any liabilities (as shown on Equistar's or such Restricted Subsidiary's most recent balance sheet) of Equistar or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Equistar or such Restricted Subsidiary from further liability and

  (y) any securities, notes or other obligations received by Equistar or any such Restricted Subsidiary from such transferee to the extent they are promptly converted or monetized by Equistar or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

  Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Equistar may apply such Net Proceeds, at its option:

  (a) to permanently repay Indebtedness outstanding on August 24, 2001 (other than Indebtedness subordinated by its terms to the notes) with a Stated Maturity prior to the maturity of the notes (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings) of Equistar or any Restricted Subsidiary that is a Subsidiary Guarantor or Indebtedness (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings) of any Restricted Subsidiary that is not a Subsidiary Guarantor; or

  (b) to the acquisition of Additional Assets (to the extent otherwise permitted by the indenture) or the making of a capital expenditure, in each case, in a Permitted Business (or enter into a binding commitment for any such acquisition or expenditure); provided that such binding commitment shall be treated as a permitted application of Net Proceeds from the date of such commitment until and only until the earlier of:

    (x) the date on which such expenditure or acquisition is consummated;
        and

    (y) the 180th day following the expiration of the aforementioned 360 day period. If the acquisition or expenditure contemplated by such binding commitment is not consummated on or before such 180th day and Equistar shall not have applied such Net Proceeds pursuant to clause (a) above on or before such 180th day, such commitment shall be deemed not to have been a permitted application of Net Proceeds at any time.

  Pending the final application of any such Net Proceeds, Equistar may temporarily reduce the revolving Indebtedness under our amended and restated credit facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds."

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When the aggregate amount of Excess Proceeds under the indenture exceeds $25 million, Equistar will be required to make an offer to all holders of notes issued under the indenture (an "Asset Sale Offer") to purchase the maximum principal amount of notes and, if Equistar is required to do so under the terms of any other Indebtedness ranking pari passu with such notes, such other Indebtedness on a pro rata basis with the notes, that may be purchased out of the Excess Proceeds, at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon, to the date of purchase in accordance with the procedures set out in the indenture. To the extent that the aggregate amount of notes (and any other pari passu Indebtedness subject to such Asset Sale Offer) tendered pursuant to such Asset Sale Offers is less than the Excess Proceeds, Equistar may, subject to the other terms of the indenture, use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes surrendered by holders thereof in connection with any Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased on a pro rata basis. Upon completion of the offer to purchase made under the indenture, the amount of Excess Proceeds under the indenture shall be reset at zero.

CERTAIN COVENANTS

 RESTRICTED PAYMENTS

  Equistar will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1) declare or pay any dividend or make any distribution on account of Equistar's or any of its Restricted Subsidiaries' Equity Interests, other than:

    (x) dividends or distributions payable in Qualified Equity Interests of Equistar,

    (y) dividends or distributions payable to Equistar or any Restricted Subsidiary of Equistar and

    (z) Permitted Dividends;

  (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Equistar or any Affiliate of Equistar that controls Equistar, other than any such Equity Interests owned by Equistar or any of its Restricted Subsidiaries;

  (3) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness ("Subordinated Debt") of Equistar or any Restricted Subsidiary that is subordinated by its terms to the notes or the Subsidiary Guarantees, as applicable, other than Indebtedness owed to Equistar or any Restricted Subsidiary or to Lyondell, except, in each case, payment of interest or principal at Stated Maturity; or

  (4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments");

unless, at the time of and after giving effect to such Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the fair market value (as conclusively evidenced by a resolution of Equistar's partnership governance committee) of the asset(s) proposed to be transferred by Equistar or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment):

  (a) no Default or Event of Default shall have occurred and be continuing after giving effect thereto; and

  (b) Equistar would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under the caption "--Reports" immediately preceding the date of such Restricted Payment, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;" and

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  (c) such Restricted Payment, together with the aggregate of all other
      Restricted Payments and Permitted Dividends made by Equistar and its Restricted Subsidiaries on or after August 24, 2001 (excluding Restricted Payments permitted by clause (b) (to the extent paid to Equistar or any of its Restricted Subsidiaries or to the extent such distributions are deducted as a minority interest in calculating Consolidated Net Income), (c), (d), (e), (f) and (g) of the next succeeding paragraph) and 50% of any Restricted Payments permitted by clause (f) of the next succeeding paragraph, is less than the sum, without duplication, of:

    (i) 50% of the Consolidated Net Income of Equistar for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing on October 1, 2001, to the end of Equistar's most recently ended fiscal quarter for which financial statements have been filed with the SEC pursuant to the covenant described below under the caption "--Reports" at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

    (ii) 100% of the aggregate net cash proceeds received by Equistar or any of its Restricted Subsidiaries from the issue or sale (other than to a Subsidiary or Joint Venture of Equistar or if the proceeds are used to make a Permitted Investment of the type described in clause (e) of the definition thereof) after August 24, 2001 of Qualified Equity Interests of Equistar or of debt securities of Equistar or any of its Restricted Subsidiaries that have been converted into or exchanged for such Qualified Equity Interests of Equistar, plus

    (iii) to the extent that any Restricted Investment, other than a Restricted Investment permitted to be made pursuant to clause (f) or (i) below, that was made after August 24, 2001 is sold for cash or otherwise liquidated, repaid or otherwise reduced, including by way of dividend or distribution (to the extent not included in calculating Consolidated Net Income), for cash, the lesser of (A) the cash return with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus

    (iv) an amount equal to the sum of:

      (A) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or other transfers of assets (to the extent not included in calculating
          Consolidated Net Income), in each case to Equistar or any Restricted Subsidiary from Unrestricted Subsidiaries; and

      (B) the portion (proportionate to Equistar's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Restricted Investments, other than a Restricted Investment permitted to be made pursuant to clause (f) or (i) below, previously made after August 24, 2001 by Equistar or any Restricted Subsidiary in such Unrestricted Subsidiary.

  The foregoing provisions will not prohibit the following Restricted
  Payments:

  (a) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

  (b) dividends or distributions by any Restricted Subsidiary of Equistar payable:

    (x) to all holders of a class of Capital Stock of such Restricted Subsidiary on a pro rata basis or on a basis that is more favorable to Equistar; provided that at least 50% of such class of Capital Stock is held by Equistar and/or one or more of its Restricted Subsidiaries or

    (y) to all holders of a class of Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor issued after August 24, 2001 in compliance with the covenant described below under the caption "--Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;"

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  (c) the payment of cash dividends on any series of Disqualified Stock issued after August 24, 2001 in an aggregate amount not to exceed the cash received by Equistar since August 24, 2001 upon issuance of such Disqualified Stock;

  (d) the redemption, repurchase, retirement or other acquisition of any Equity Interests of Equistar, any Affiliate of Equistar, or any Joint Venture (or the acquisition of any outstanding Equity Interests of any Person the majority of whose assets are Equity Interests in Equistar or a Joint Venture), in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary or Joint Venture of Equistar) of, Qualified Equity Interests of Equistar; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

  (e) the defeasance, redemption or repurchase of Subordinated Debt with the net cash proceeds from an incurrence of Permitted Refinancing or in exchange for or out of the net cash proceeds from the substantially concurrent sale (other than to a Subsidiary or Joint Venture of Equistar) of Qualified Equity Interests of Equistar; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

  (f) Restricted Investments in any Joint Venture made during any fiscal year of Equistar or within 45 days after the end of such fiscal year in amounts that, together with all other Restricted Investments made in such Joint Venture in respect of such fiscal year in reliance on this clause (f) during such fiscal year or within 45 days after the end of such fiscal year, do not exceed the amount of dividends or distributions previously paid in respect of such fiscal year to Equistar or any Restricted Subsidiary by such Joint Venture; provided that no Default or Event of Default shall have occurred and be continuing after giving effect to such Restricted Payment;

  (g) distributions or payments of Receivables Fees;

  (h) distributions by any Restricted Subsidiary or Joint Venture of chemicals to a holder of Capital Stock of such Restricted Subsidiary or Joint Venture if such distributions are made pursuant to a provision in a joint venture agreement or other arrangement entered into a connection with the establishment of such Joint Venture or Restricted Subsidiary that requires such holder to pay a price for such chemicals equal to that which would be paid in a comparable transaction negotiated on an arms-length basis (or pursuant to a provision that imposes a substantially equivalent requirement);

  (i) any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (i) on or after August 24, 2001, does not exceed $25 million (after giving effect to any reductions in the aggregate amount of such Investments made pursuant to this clause
      (i) as a result of the disposition thereof, including through liquidation, repayment or other reduction, including by way of dividend or distribution, for cash, as set forth in clause (c)(ii) above, the aggregate amount of such reductions not to exceed the aggregate amount of such Investments outstanding and previously made pursuant to this clause (i)), provided that no Default or Event of Default shall have occurred and be continuing after giving effect to such Restricted Payment; and

  (j) the repurchase of any Subordinated Debt at a purchase price not greater than 101% of the principal amount thereof in the event of:

    (x) a change of control pursuant to a provision no more favorable to the holders thereof than the provision described under "-- Repurchase at the Option of the Holders--Change of Control" or

    (y) an Asset Sale (pursuant to a provision no more favorable to the holders thereof than the provision described under "--Repurchase at the Option of the Holders--Asset Sales");

    provided that, (1) in each case, prior to such repurchase Equistar has made a Change of Control Offer or Asset Sale Offer, as applicable, and repurchased all notes that were validly tendered for payment in connection with such Change of Control Offer or Asset Sale Offer and
    (2) no Default or Event of Default shall have occurred and be continuing after giving effect to such Restricted Payment.

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  Equistar's partnership governance committee may designate any Restricted
Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by Equistar and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant (except to the extent such Investments were repaid in cash). All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation, as conclusively determined by Equistar's partnership governance committee. Such designation will only be permitted if any such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In the case of any designation by Equistar of a Person as an Unrestricted Subsidiary on the first day that such Person is a Subsidiary of Equistar in accordance with the provisions of the indenture, such designation shall be deemed to have occurred for all purposes of the indenture simultaneously with, and automatically upon, such Person becoming a Subsidiary.

 ADDITIONAL INTEREST UPON PAYMENT OF CERTAIN PERMITTED DIVIDENDS

  Equistar will provide public notice of its intent to pay a Permitted Dividend which would require the issuance of Additional Dividend Notes by means of a press release on a date that is not more than twenty-one days or less than fourteen days prior to the date of any scheduled payment of any such Permitted Dividend (a "Notice Date"). Such notice shall provide the date of the Permitted Dividend and the amount of additional interest that will be paid on such date pursuant to the next paragraph.

  If Equistar makes a Permitted Dividend and Equistar's Fixed Charge Coverage Ratio calculated (on a pro forma basis as described in the following sentence) on the Dividend Payment Date would have been less than 1.75 to 1, then we shall, on the date when Equistar makes such Permitted Dividend (the "Dividend Payment Date"), pay to each holder of record on the Notice Date immediately prior to the date of such payment, as additional interest, the Additional Interest Amount. For this purpose, the calculation shall give pro forma effect to any Indebtedness, Disqualified Stock or Preferred Stock incurred or contemplated to be incurred or any asset sold or contemplated to be sold, in each case to finance such Permitted Dividend as if such incurrence or sale had been made at the beginning of the most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under the caption "--Reports" immediately preceding the date of such Permitted Dividend. Notwithstanding the foregoing, Equistar shall not be required to make any such additional interest payment if it has made an additional interest payment with respect to another Permitted Dividend on a Dividend Payment Date that occurred within 90 days prior to the Dividend Payment Date.

  Any such interest shall be paid by the issuers in the form of additional notes ("Additional Dividend Notes") that are identical in all respects to the notes. Interest on such Additional Dividend Notes shall accrue from the most recent interest payment date prior to the Dividend Payment Date or, if no interest has been paid on the notes, from August 24, 2001. The Additional Dividend Notes shall be issued in an aggregate principal amount that, together with accrued interest thereon through the Dividend Payment Date, as determined pursuant to the foregoing sentence, will be equal to the Additional Interest Amount required to be paid on the applicable Dividend Payment Date; provided that Equistar shall, to the extent necessary, round up the principal amount of any Additional Dividend Note so that the principal amount of each such note is $1,000 or a higher $1,000 increment thereof.

  "Additional Interest Amount" means an amount, to be paid on the applicable Dividend Payment Date, to each holder of record of notes on the applicable Notice Date, equal to the amount of interest that would be paid on the aggregate principal amount of the notes held by such holder for a period of 90 days at a rate of 3.0% per annum, calculated on the basis of a 360-day year (without any compounding of such interest).

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  For example, if Equistar were to pay a Permitted Dividend and the Fixed
Charge Coverage Ratio was below 1.75 to 1, it would pay $5.25 million as additional interest to the holders of the notes (assuming $700 million of outstanding notes) and $2.25 million as additional interest to the term loan lenders (assuming $300 million of outstanding term loans). Additional interest on the revolver would depend on the amounts outstanding under the revolver at that time.

 LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

  On or after August 24, 2001:

  .  Equistar will not, and will not permit any of its Restricted
     Subsidiaries to incur any Indebtedness (including Acquired Debt);

  .  Equistar will not, and will not permit any of its Restricted
     Subsidiaries to, issue any Disqualified Stock (including Acquired Disqualified Stock); and

  . Equistar will not permit any of its Restricted Subsidiaries that are not Subsidiary Guarantors to issue any shares of Preferred Stock (including Acquired Preferred Stock);

provided, however, that Equistar and the Subsidiary Guarantors may incur Indebtedness (including Acquired Debt) and Equistar and the Subsidiary Guarantors may issue shares of Disqualified Stock (including Acquired Disqualified Stock) if the Fixed Charge Coverage Ratio for Equistar's most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under "-- Reports" immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period, with any letters of credit and bankers' acceptances being deemed to have an aggregate principal amount of Indebtedness equal to the maximum amount available thereunder.

  The foregoing provisions will not apply to:

  (i) the incurrence by Equistar of Indebtedness pursuant to our amended and restated credit facility in an aggregate principal amount at any time outstanding not to exceed an amount equal to $800.0 million less the aggregate principal amount of all mandatory repayments (other than mandatory prepayments triggered solely by the issuance of Indebtedness or Preferred Stock of a Finance Subsidiary to refinance our amended and restated credit facility) applied to (a) repay loans (other than revolving credit loans) outstanding thereunder or (b) permanently reduce the revolving credit commitments thereunder (and the incurrence by its Subsidiaries of Guarantees thereof); provided that, if the aggregate principal amount of Indebtedness pursuant to our amended and restated credit facility permitted to be incurred hereby is reduced as a result of any mandatory repayment made in connection with Equistar's entry into a Receivables Facility, then such aggregate principal amount permitted to be incurred shall be increased by the amount of such previous reduction if and when such Receivables Facility is terminated;

  (ii) the incurrence by Equistar and the Subsidiary Guarantors of Indebtedness represented by the notes (including any Additional Dividend Notes but not any Additional Notes), and Subsidiary Guarantees thereof;

  (iii) the incurrence by Equistar and its Restricted Subsidiaries of Existing Indebtedness (other than Indebtedness of the type described in clauses (i), (ii), (v) through (xii) or (xiv) of this covenant);

  (iv) the incurrence by Equistar or any of its Restricted Subsidiaries of any Permitted Refinancing in exchange for, or the Net Proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted to be incurred under the Fixed Charge Coverage Ratio test set forth above or clauses (ii) or (iii) above or (xiii) below or this clause (iv);

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  (v) the incurrence by Equistar or any of its Restricted Subsidiaries of
      intercompany Indebtedness between or among Equistar and any of its Restricted Subsidiaries; provided, however, that (i) if Equistar or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated by its terms to the prior payment in full in cash of all Obligations with respect to the notes or the Subsidiary Guarantee, as the case may be, and (ii) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Equistar or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either Equistar or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Equistar or such Restricted Subsidiary, as the case may be;

  (vi) the incurrence by Equistar or any Restricted Subsidiary of Hedging Obligations that are incurred for the purpose of (A) fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided that the notional principal amount of any such Hedging Obligation does not exceed the principal amount of the Indebtedness or any receivable or liability to which such Hedging Obligation relates or (B) managing fluctuations in the price or cost of raw materials, manufactured products or related commodities; provided that such obligations are entered into in the ordinary course of business to hedge or mitigate risks to which Equistar or any Restricted Subsidiary is exposed in the conduct of its business or the management of its liabilities (as determined by Equistar's or such Restricted Subsidiary's principal financial officer in the exercise of his or her good faith business judgment);

  (vii) the issuance by any of Equistar's Restricted Subsidiaries of shares of Preferred Stock to Equistar or a Wholly Owned Restricted Subsidiary; provided that (A) any subsequent issuance or transfer of Equity Interests that results in such Preferred Stock being held by a Person other than Equistar or a Wholly Owned Restricted Subsidiary or
        (B) the transfer or other disposition by Equistar or a Wholly Owned Restricted Subsidiary of any such shares to a Person other than Equistar or a Wholly Owned Restricted Subsidiary shall be deemed, in each case, to constitute an issuance of such Preferred Stock by such Subsidiary on such date that is not permitted by this clause (vii);

  (viii) the incurrence by Equistar or any of its Restricted Subsidiaries of Indebtedness represented by tender, bid, performance, government contract, surety or appeal bonds, standby letters of credit and warranty and contractual service obligations of like nature, trade letters of credit or documentary letters of credit, in each case to the extent incurred in the ordinary course of business of Equistar or such Restricted Subsidiary;

  (ix) the incurrence by any Restricted Subsidiary of Equistar of Indebtedness or the issuance by any Restricted Subsidiary of Preferred Stock, the aggregate principal amount (or accreted value, as applicable) or liquidation preference of which, together with all other Indebtedness and Preferred Stock of Equistar's Restricted Subsidiaries at the time outstanding and incurred or issued in reliance upon this clause (ix), does not exceed $25 million;

  (x) the issuance by any Finance Subsidiary of Preferred Stock with an aggregate liquidation preference not exceeding the amount of Indebtedness of Equistar held by such Finance Subsidiary; provided that the Fixed Charge Coverage Ratio for Equistar's most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under "--Reports" immediately preceding the date on which such Preferred Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if such Preferred Stock had been issued at the beginning of such four-quarter period;

  (xi) the incurrence of Indebtedness by Foreign Subsidiaries in the aggregate principal amount (or accreted value, as applicable) of which, together with all other Indebtedness at the time outstanding and incurred in reliance upon this clause (xi), does not exceed $10 million;

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  (xii) the Guarantee by Equistar or any Restricted Subsidiary of
        Indebtedness of Equistar or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

  (xiii) Acquired Debt or Acquired Disqualified Stock; provided that such Indebtedness or Disqualified Stock was not incurred in connection with or in contemplation of such Person becoming a Restricted Subsidiary; and provided further that immediately after giving effect to such incurrence, the Fixed Charge Coverage Ratio for Equistar's most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under "--Reports" immediately preceding the date of such incurrence would have been at least 2.0 to 1, determined on a pro forma basis (including giving pro forma effect to the applicable transaction related thereto);

  (xiv) the incurrence by Equistar Funding of Indebtedness as a co-issuer of Indebtedness of Equistar that was permitted to be incurred by another provision of this covenant;

  (xv) the incurrence of Indebtedness represented by industrial revenue bonds to finance capital expenditures incurred to reduce NOx emissions in the Houston/Galveston region pursuant to a Texas Natural Resource Conservation Commission plan; and

  (xvi) the incurrence by Equistar or any Subsidiary Guarantor of Indebtedness or the incurrence of Disqualified Stock, the aggregate principal amount (or accreted value, as applicable) or liquidation preference of which, together with all other Indebtedness and Disqualified Stock at the time outstanding and incurred in reliance on this clause (xvi), does not exceed $100 million.

  For purposes of determining compliance with this covenant, in the event that an item of Indebtedness or Preferred Stock meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through
(xvi) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Equistar shall, in its sole discretion, classify such item of Indebtedness or Preferred Stock in any matter that complies with this covenant and such Indebtedness or Preferred Stock will be treated as having been incurred pursuant to the clauses or the first paragraph hereof, as the case may be, designated by Equistar. The amount of Indebtedness issued at a price which is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

  The amount of Indebtedness outstanding under our amended and restated credit facility for purposes of clause (i) of this covenant shall exclude any amounts paid as interest-in-kind in connection with a Permitted Dividend.

 LIMITATION ON LIENS

  Equistar will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, except Permitted Liens, on any asset now owned or hereafter acquired, or any income or profits therefrom, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured (or, if such obligations are subordinated by their terms to the notes or the Subsidiary Guarantees, before the obligations so secured) until such time as such obligations are no longer secured by a Lien.

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 DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

  Equistar will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any restriction on the ability of any Restricted Subsidiary to:

  (i)(a) pay dividends or make any other distributions to Equistar or any of its Restricted Subsidiaries: (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or

     (b)pay any Indebtedness owed to Equistar or any of its Restricted Subsidiaries;

  (ii) make loans or advances to Equistar or any of its Restricted Subsidiaries; or

  (iii) transfer any of its properties or assets to Equistar or any of its Restricted Subsidiaries;

except for such restrictions existing under or by reason of:

  (a) existing agreements as in effect on August 24, 2001;

  (b) Indebtedness permitted by the indenture to be incurred containing restrictions on the ability of Restricted Subsidiaries to consummate transactions of the types described in clauses (i), (ii) or (iii) above not materially more restrictive than those contained in the indenture;

  (c) the indenture;

  (d) applicable law;

  (e) existing restrictions with respect to a Person acquired by Equistar or any of its Restricted Subsidiaries (except to the extent such restrictions were put in place in connection with or in contemplation of such acquisition), which restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

  (f) customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business;

  (g) construction loans and purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions of the nature described in clause
      (iii) above on the property so constructed or acquired;

  (h) in the case of clause (iii) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

  (i) a Permitted Refinancing, provided that the restrictions contained in the agreements governing such Permitted Refinancing are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (as conclusively evidenced by a resolution of Equistar's partnership governance committee);

  (j) customary restrictions on a Finance Subsidiary imposed in such Finance Subsidiary's organizational documents or by the terms of its Preferred Stock;

  (k) any restriction with respect to shares of Capital Stock of a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of such shares of Capital Stock or any restriction with respect to the assets of a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of such assets or all or substantially all the Capital Stock of such Restricted Subsidiary pending the closing of such sale or disposition;

  (l) in the case of any Restricted Subsidiary that is a Joint Venture, customary restrictions on such Restricted Subsidiary contained in its joint venture agreement, which restrictions are consistent with the past practice of Equistar and its Restricted Subsidiaries (as conclusively evidenced by a resolution of Equistar's partnership governance committee); and

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  (m) our amended and restated credit facility and related documentation as the same is in effect on August 24, 2001 and as amended, modified, extended, renewed, refunded, refinanced, restated or replaced from time to time; provided that our amended and restated credit facility and related documentation as so amended, modified, extended, reviewed, refunded, refinanced, restated or replaced is not materially more restrictive, taken as a whole, as to the matters enumerated above than our amended and restated credit facility and related documentation as in effect on August 24, 2001 (as conclusively evidenced by a resolution of Equistar's partnership governance committee).

  For purposes of determining compliance with this covenant, in the event that a restriction meets the criteria of more than one of the categories of permitted restrictions described in clauses (a) through (m) above, Equistar shall, in its sole discretion, classify such restriction in any matter that complies with this covenant and such restriction will be treated as existing pursuant to the clauses designated by Equistar.

 LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

  We have agreed that Equistar will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Lease-Back Transaction unless:

  (a) Equistar or such Restricted Subsidiary could have:

    (i) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Lease-Back Transaction pursuant to the covenant described above under the caption "--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock" (whether or not such covenant has ceased to be otherwise in effect as described below under "--Limitation of Applicability of Certain Covenants if New Notes Rated Investment Grade"), and

    (ii) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "--Certain Covenants-- Limitations on Liens" without securing the notes; and

  (b) the gross cash proceeds of such Sale and Lease-Back Transaction are at least equal to the fair market value (as conclusively determined by Equistar's partnership governance committee) of the property that is the subject of such Sale and Lease-Back Transaction.

 LINE OF BUSINESS

  Equistar will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Equistar and its Subsidiaries taken as a whole.

 TRANSACTIONS WITH AFFILIATES

  Equistar will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate, any Partner or any Affiliate of any Partner (each of the foregoing, an "Affiliate Transaction"), unless: (i) the terms of such Affiliate Transaction are no less favorable to Equistar or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of Equistar; and (ii) Equistar delivers to the trustee (a) with respect to any Affiliate Transaction involving aggregate consideration in excess of $10 million, a resolution of Equistar's partnership governance committee set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of Equistar's partnership governance committee and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $25 million, an opinion as to the fairness to Equistar or such Restricted

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Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing; provided that:

  (i) transactions or payments pursuant to any employment arrangements or employee, officer or director benefit plans or arrangements entered into by Equistar or any of its Restricted Subsidiaries in the ordinary course of business;

  (ii) transactions between or among Equistar and/or its Restricted
       Subsidiaries;

  (iii) customary loans, advances, fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Equistar or any of its Restricted Subsidiaries;

  (iv) transactions in the ordinary course of business between Equistar or any of its Restricted Subsidiaries and any Partner or Affiliate of any Partner, provided that, with respect to any such Affiliate Transaction involving aggregate consideration in excess of $25 million, such Affiliate Transaction complies with clause (i) of the initial paragraph hereof and has been approved by Equistar's partnership governance committee, including a majority of the disinterested members (if any);

  (v) sales (including a sale in exchange for a promissory note of or equity interest in such Accounts Receivable Subsidiary) of accounts receivable, related assets and the provision of billing, collection and other services in connection therewith, in each case, to an Accounts Receivable Subsidiary in connection with any Receivables Facility;

  (vi) transactions pursuant to any contract or agreement in effect on August 24, 2001, as the same may be amended, modified or replaced from time to time, so long as any such contract or agreement as so amended, modified or replaced is, taken as a whole, no less favorable to Equistar and its Restricted Subsidiaries in any material respect than the contract or agreement as in effect on August 24, 2001 (as conclusively evidenced by a resolution of Equistar's partnership governance committee);

  (vii) any transaction or series of transactions between Equistar or any Restricted Subsidiary and any of their Joint Ventures, provided that
        (i) such transaction or series of transactions is in the ordinary course of business between Equistar or such Restricted Subsidiary and such Joint Venture and (ii) with respect to any such Affiliate Transaction involving aggregate consideration in excess of $25 million, such Affiliate Transaction complies with clause (i) of the initial paragraph above and such Affiliate Transaction has been approved by Equistar's partnership governance committee, including a majority of the disinterested members (if any); and

  (viii) any Restricted Payment of the type described in clause (1) or (2) of the first paragraph of the covenant described above under "--Certain Covenants--Restricted Payments" and any Permitted Dividend;

in each case, shall not be deemed to be Affiliate Transactions and therefore (except as otherwise specified in such clauses) not subject to the requirements of clauses (i) and (ii) of the initial paragraph above.

 LIMITATION ON BUSINESS ACTIVITIES OF EQUISTAR FUNDING

  Equistar Funding may not hold any assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the notes or any other Indebtedness issued by Equistar, and may engage in any activities directly related or in connection within those notes or Indebtedness. Equistar Funding will be a Wholly Owned Restricted Subsidiary of Equistar at all times.

 GUARANTEES BY RESTRICTED SUBSIDIARIES

  Equistar will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor, directly or indirectly, to Guarantee or secure the payment of any other Indebtedness of Equistar or any of its Restricted Subsidiaries (except Indebtedness of such Restricted Subsidiary or a Restricted Subsidiary of such Restricted Subsidiary) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the

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indenture providing for the Guarantee (a "Subsidiary Guarantee") of the
payment of the notes by such Restricted Subsidiary; provided that this paragraph shall not be applicable to:

  (i) any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

  (ii) Guarantees of Indebtedness of a Restricted Subsidiary that is a Foreign Subsidiary by a Restricted Subsidiary that is a Foreign Subsidiary; or

  (iii) Equistar Funding.

If the guaranteed Indebtedness is subordinated in right of payment to the notes or any Subsidiary Guarantee, as applicable, pursuant to a written agreement to that effect, the Guarantee of such guaranteed Indebtedness must be subordinated in right of payment to the Subsidiary Guarantee to at least the extent that the guaranteed Indebtedness is subordinated to the notes.

  Each Subsidiary Guarantee will be limited to the maximum amount that would not render the Subsidiary Guarantor's obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Subsidiary Guarantor's obligation under its Subsidiary Guarantee could be significantly less than amounts payable with respect to the notes, or a Guarantor may have effectively no obligation under its Subsidiary Guarantee.

  No Subsidiary Guarantor will be permitted to:

  .  consolidate with or merge with or into any Person; or

  . sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person; or

  .  permit any Person to merge with or into the Subsidiary Guarantor unless:

    (A) the other Person is Equistar or any Wholly Owned Restricted Subsidiary that is a Subsidiary Guarantor or becomes a Subsidiary Guarantor concurrently with the transaction; or

    (B)(1) either (x) the Subsidiary Guarantor is the continuing Person or
           (y) the resulting, surviving or transferee Person expressly assumes by supplemental indenture all of the obligations of the Subsidiary Guarantor under its Subsidiary Guarantee; and

      (2) immediately after giving effect to the transaction, no Default has occurred and be continuing; or

    (C) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of the Subsidiary Guarantor (in each case other than to Equistar or a Restricted Subsidiary) otherwise permitted by the indenture.

  The Subsidiary Guarantee of a Subsidiary Guarantor will terminate upon:

  (1) a sale or other disposition (including by way of consolidation or merger) of the Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of the Subsidiary Guarantor (other than to Equistar or a Restricted Subsidiary) otherwise permitted by the indenture;

  (2) the cessation of the circumstances requiring the Subsidiary Guarantee;

  (3) the designation in accordance with the indenture of the Subsidiary Guarantor as an Unrestricted Subsidiary; or

  (4) defeasance or discharge of the notes, as provided in "--Defeasance and Discharge."

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 ACCOUNTS RECEIVABLE FACILITIES

  Equistar may, and any of its Restricted Subsidiaries may, sell (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) at any time and from time to time, accounts receivable and related assets to any Accounts Receivable Subsidiary; provided that the aggregate consideration received in each such sale is at least equal to the aggregate fair market value of the receivables sold.

 REPORTS

  Whether or not required by the rules and regulations of the SEC, so long as any new notes are outstanding, Equistar will furnish to each trustee and the holders of the notes:

  . all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Equistar were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by Equistar's certified independent accountants; and

  . all current reports that would be required to be filed with the SEC on Form 8-K if Equistar were required to file such reports.

  In addition, whether or not required by the rules and regulations of SEC, Equistar will file a copy of all such information and reports with the SEC for public availability and make such information available to securities analysts and prospective investors upon request.

  In addition, we have agreed that, for so long as any new notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information, if any, required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

LIMITATION OF APPLICABILITY OF CERTAIN COVENANTS IF NEW NOTES RATED INVESTMENT GRADE

  Notwithstanding the foregoing, the issuers' obligations to comply with the provisions of the indenture described above under the captions "--Repurchase at Option of Holders--Asset Sales" and "--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock," "-- Certain Covenants--Restricted Payments," "--Certain Covenants--Additional Interest upon Payment of Certain Permitted Dividends," "--Certain Covenants-- Dividend and Other Payment Restrictions Affecting Subsidiaries," "--Certain Covenants--Line of Business," "--Certain Covenants--Transactions with Affiliates," "--Certain Covenants--Guaranties by Restricted Subsidiaries" and "--Certain Covenants--Accounts Receivable Facilities" will terminate and cease to have any further effect from and after the first date when the new notes are rated Investment Grade.

CONSOLIDATION, MERGER AND SALE OF ASSETS

 EQUISTAR

  Equistar may not consolidate with or merge into, or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions to, any Person, or permit any Person to merge with or into it unless each of the following conditions is satisfied:

  (1) Immediately after giving effect to such transaction and any related incurrence of Indebtedness or issuance of Disqualified Stock, no Default or Event of Default shall have occurred and be continuing;

  (2) Either (i) Equistar shall be the continuing Person or (ii) the entity formed by such consolidation or into which Equistar is merged, or the Person to which such properties and assets will have been

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

     conveyed, transferred or leased, assumes Equistar's obligation as to the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on the notes and the performance and observance of every covenant to be performed by Equistar under the indenture, the notes and the registration rights agreement; any such entity will be organized under the laws of the United States, one of the States thereof or the District of Columbia;

  (3) Equistar or the entity or the Person formed by or surviving any such consolidation or merger (if other than Equistar), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made,

    (A) except in the case of a merger or consolidation with, or a sale, assignment, transfer, conveyance or other disposition to, a Permitted Holder, will have a Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Equistar immediately preceding the transaction; and

    (B) except with respect to a consolidation or merger of Equistar with or into a Person that has no outstanding Indebtedness, will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, (i) have a Fixed Charge Coverage Ratio of at least 2.0 to 1 or (ii) have a greater Fixed Charge Coverage Ratio than Equistar's Fixed Charge Coverage Ratio immediately before the transaction; and

  (4) Each of the issuers has delivered to the trustee an Officers' Certificate and Opinion of Counsel stating that the transaction complies with these conditions.

  The foregoing shall not prohibit the merger or consolidation of a Wholly Owned Restricted Subsidiary with Equistar; provided that, in connection with any such merger or consolidation, no consideration, other than Qualified Equity Interests in the surviving Person or Equistar, shall be issued or distributed to the holders of Equity Interests of Equistar.

  The sale, assignment, transfer, conveyance or other disposition by Equistar of all or substantially all its property or assets taken as a whole to one or more of Equistar's Subsidiaries shall not relieve Equistar from its obligations under the indentures and the notes. In addition, Equistar will not lease all or substantially all its assets in one or more related transactions to another Person.

 EQUISTAR FUNDING

  Equistar Funding shall not consolidate with, merge into, sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets to, any Person, or permit any Person to merge with or into Equistar Funding unless:

  . concurrently therewith, a corporate Wholly Owned Restricted Subsidiary of Equistar organized and validly existing under the laws of the United States of America or any jurisdiction thereof (which may be the continuing Person as a result of such transaction) shall expressly assume, by a supplemental indenture, executed and delivered to the trustee and in form and substance satisfactory to the trustee, all of the obligations of an issuer under the notes, the indenture and the registration rights agreement; or

  . after giving effect thereto, at least one obligor on the notes shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof,

and immediately after such transaction, no Default or Event of Default will have occurred and be continuing.

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EVENTS OF DEFAULT

  Each of the following is an Event of Default with respect to the notes:

  (1) our failure to pay interest or liquidated damages when due for 30 days;

  (2) our failure to pay principal or premium when due;

  (3) our failure comply with the provisions described under the captions "-- Repurchase at Option of Holders--Change of Control," "--Repurchase at Option of Holders--Asset Sales" or "--Consolidation, Merger and Sale of Assets;"

  (4) our failure to comply with at least 25% in principal amount of the notes then outstanding any of the other agreements in the indenture or the notes for 60 days after written notice;

  (5) we default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Equistar or any of its Significant Subsidiaries (or any Indebtedness for money borrowed Guaranteed by Equistar or any of its Significant Subsidiaries if Equistar or a Significant Subsidiary does not perform its payment obligations under such Guarantee within any grace period provided for in the documentation governing such Guarantee) which default constitutes a Payment Default or results in the acceleration of such Indebtedness, the principal amount of all Indebtedness under which there has been a Payment Default or that has been so accelerated, aggregates at least $50 million or more;

  (6) failure by Equistar or any of its Significant Subsidiaries to pay a final judgment or final judgments aggregating in excess of $50 million, which judgment or judgments are not paid, discharged or stayed, for a period of 60 days;

  (7) certain events of bankruptcy or insolvency with respect to Equistar or any of its Significant Subsidiaries; and

  (8) except as permitted by the indenture, a Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, denies or disaffirms its obligations under the Subsidiary Guarantees.

  If an Event of Default (other than an Event of Default specified in clause
(7) above that occurs with respect to Equistar, Equistar Funding or any Subsidiary Guarantor) occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to Equistar may declare the principal of and premium, if any, and accrued interest and liquidated damages, if any, on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal, premium, if any, and accrued interest and liquidated damages, if any, shall be immediately due and payable. If an Event of Default specified in clause (7) above occurs with respect to Equistar, Equistar Funding or any Subsidiary Guarantor, the principal of and premium, if any, and accrued interest and liquidated damages, if any, on the notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

  The holders of at least a majority in principal amount of the notes then outstanding, by written notice to Equistar and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

  . all existing Events of Default, other than the nonpayment of the principal of and premium, if any, and interest and liquidated damages, if any, on such notes that have become due solely by such declaration of acceleration, have been cured or waived; and

  . the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

For information as to the waiver of defaults, see "--Modification and Waiver."

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  The holders of at least a majority in aggregate principal amount of the notes then oustanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of the notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of the notes. A holder may not pursue any remedy with respect to the indenture or the notes unless:

  . the holder gives the trustee written notice of a continuing Event of Default;

  . the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

  . the holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

  . the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

  . during such 60-day period, the holders of at least a majority in aggregate principal amount of the notes then outstanding do not give the trustee a direction that is inconsistent with the request.

  However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of or premium, if any, interest or liquidated damages, if any, on such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

  We are required to give the trustee a certificate each year stating whether we are in default under the indenture and, if so, specifying all defaults and the nature of the defaults.

MODIFICATION AND WAIVER

  We and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the notes, may execute supplemental indentures adding any provisions to or changing or eliminating any provisions of the indenture or modifying the rights of such holders. However, without the holder of each note we may not:

  . change the Stated Maturity of the principal of, or any installment of interest on, any note,

  . reduce the principal amount of or premium, if any, or interest or liquidated damages, if any, on any note,

  . reduce any amount payable on redemption of the notes or upon the occurrence of an Event of Default or reduce the Change of Control Payment or the amount to be paid in connection with an Asset Sale Offer,

  . change the place or currency of payment of principal of or premium, if any, or interest or liquidated damages, if any, on any note,

  . impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note,

  . reduce the above-stated percentage of outstanding notes the consent of whose holders is necessary to modify or amend the indenture,

  . waive a default in the payment of principal of or premium, if any, or interest or liquidated damages, if any, on the notes (except as set forth under the caption "--Events of Default"),

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

  . reduce the percentage or aggregate principal amount of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults,

  . modify or change any provision of the indenture affecting the ranking of the notes or the Subsidiary Guarantees in a manner adverse to the holders of the notes or

  . release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture other than in accordance with the provisions of the indenture, or amend or modify any provision relating to such release.

  Neither Equistar nor any of its Subsidiaries or Affiliates will pay any holder whether by way of interest, fee or otherwise, for any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless paid to all holders that consent, waive or agree to amend the term or provision.

  Modification and amendment of the indenture may be made by the issuers and the trustee without the consent of any holder:

  . to cure any ambiguity, omission, defect or inconsistency in the indenture;

  . to provide for the assumption by a successor of a issuer of its obligations under the indenture;

  .  to provide for uncertificated notes, subject to certain conditions;

  . to secure the notes under the indenture, to add Subsidiary Guarantees with respect to the notes, or to confirm and evidence the release, termination or discharge of any such security or Subsidiary Guarantee when such release, termination or discharge is permitted by the indenture;

  . to add to the covenants of the issuers for the benefit of the holders of the notes or to surrender any right or power conferred upon the issuers;

  . to provide for or confirm the issuance of Additional Notes or Additional Dividend Notes;

  . to make any other change that does not adversely affect the rights of any holder; or

  . to comply with any requirement of the SEC in connection with qualification of the indenture under the Trust Indenture Act or otherwise.

DEFEASANCE AND DISCHARGE

  We may discharge our obligations under the notes and the indenture by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of interest on the notes to maturity or redemption within one year, subject to meeting certain other conditions.

  The indenture provides that we may elect either:

  (i) to defease and be discharged from any and all obligations with respect to all or a portion of the notes of any series (except for, among other matters, the obligations to register the transfer of or exchange notes, replace temporary or mutilated, destroyed, lost or stolen notes of such series, maintain an office or agency in respect of such notes and hold moneys for payment in trust) ("legal defeasance"); or

  (ii) to be released from our obligations with respect to most of the covenants and under clauses (1) and (3) of "--Consolidation, Merger and Sale of Assets--Equistar" (and the events listed in clauses (5), (6) and (8) under "--Events of Default" will no longer constitute Events of Default), and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to such notes ("covenant defeasance"), in either case upon the irrevocable deposit by the issuers with the trustee (or other qualifying trustee), in trust, of:

    -- an amount in cash,

    -- U.S. Government Obligations that, through the payment of principal and interest in accordance with their terms, will provide money in an amount or

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

    -- a combination thereof in an amount, sufficient to pay the principal of (and premium, if any, on) and interest, if any, to Stated Maturity (or redemption) on such notes, on the scheduled due dates therefor.

  Such a trust may only be established if, among other things, we have delivered to the trustee an Opinion of Counsel to the effect that the holders of such notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture. The defeasance would in each case be effective when 123 days have passed since the date of the deposit in trust.

  In the case of either discharge or defeasance, the Subsidiary Guarantees, if any, will terminate.

CONCERNING THE TRUSTEE

  The indenture limits the rights of the trustee, should it become a creditor of Equistar, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

  The holders of a majority in principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the applicable trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will not be under any obligation to exercise any rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the applicable trustee security and indemnity satisfactory to it against any loss, liability or expense.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS AND
PARTNERS

  No director, officer, employee, incorporator, partner, member of Equistar's partnership governance committee or holder of Capital Stock of either issuer or any Subsidiary Guarantor, as such, will have any liability for any obligations of the issuers and the Subsidiary Guarantors under the notes, the Subsidiary Guarantees, or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

PAYMENT, TRANSFER AND EXCHANGE

  We are required to maintain an office or agency at which the principal of (and premium, if any, on), interest and liquidated damages, if any, on the notes will be payable. We initially designated the office of the agent of the trustee in New York City as an office where such principal, premium, interest and liquidated damages will be payable. We may from time to time designate additional offices or agencies, approve a change in the location of any office or agency and rescind the designation of any office or agency.

  All moneys paid by us to the trustee or a paying agent for the payment of principal of (or premium, if any, on) or interest, if any, on any notes that remain unclaimed for two years after such principal, premium or interest becomes due and payable will be repaid to us, and the holder of such notes will (subject to applicable abandoned property or similar laws) thereafter, as an unsecured general creditor, look only to us.

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  Subject to the terms of the indenture, notes may be presented for registration of transfer and for exchange:

  . at each office or agency required to be maintained by the issuers, as described above and

  . at each other office or agency that we may designate from time to time for such purposes.

Registration of transfers and exchanges will be effected if the transfer agent is satisfied with the evidence of ownership and identity of the Person making the request and if the transfer form thereon is duty executed and the transfer agent is otherwise satisfied that the transfer is being made in accordance with the indenture and applicable law. See "Book-Entry, Delivery and Form" for a description of additional transfer restrictions applicable to the notes.

  No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of any tax or other governmental charge payable in connection therewith.

GOVERNING LAW

  The indenture, including any Subsidiary Guarantees, and the notes shall be governed by, and construed in accordance with, the laws of the State of New York.

DEFINITIONS

  "Accounts Receivable Subsidiary" means any Wholly Owned Subsidiary of
Equistar:

  (i) which is formed solely for the purpose of, and which engages in no activities other than activities in connection with, financing accounts receivable of Equistar and/or its Restricted Subsidiaries,

  (ii) which is designated by Equistar as an Accounts Receivables Subsidiary pursuant to an Officers' Certificate delivered to the trustee,

  (iii) no portion of Indebtedness or any other obligation (contingent or otherwise) of which is at any time recourse to or obligates Equistar or any Restricted Subsidiary in any way, or subjects any property or asset of Equistar or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to:

    (1) representations, warranties and covenants (or, any indemnity with respect to such representations, warranties and covenants) entered into in the ordinary course of business in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable to such Accounts Receivable Subsidiary or

    (2) any Guarantee of any such accounts receivable financing by Equistar or any Restricted Subsidiary that is permitted to be incurred pursuant to the covenants described under the caption entitled "-- Certain Covenants--Limitation on Incurrence of Additional
        Indebtedness and Issuance of Preferred Stock" and "--Certain Covenants--Restricted Payments,"

  (iv) with which neither Equistar nor any Restricted Subsidiary of Equistar has any contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable in accordance with the covenant described under the caption "--Certain Covenants-- Accounts Receivable Facilities" and fees payable in the ordinary course of business in connection with servicing accounts receivable and

  (v) with respect to which neither Equistar nor any Restricted Subsidiary of Equistar has any obligation:

    (a) to subscribe for additional shares of Capital Stock or other Equity Interests therein or make any additional capital contribution or similar payment or transfer thereto other than in connection

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       with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable to such Accounts Receivable Subsidiary in accordance with the covenant described under "--Certain Covenants-- Accounts Receivable Facilities" or

    (b) to maintain or preserve the solvency, any balance sheet term, financial condition, level of income or results of operations thereof.

  "Acquired Debt" means, with respect to any specified Person:

  . Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and

  . Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Acquired Disqualified Stock" means, with respect to any specified Person, Disqualified Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Disqualified Stock incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person.

  "Acquired Preferred Stock" means, with respect to any specified Person, Preferred Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Preferred Stock incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person.

  "Additional Assets" means:

  . Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Equistar or another Restricted Subsidiary from any Person other than Equistar or an Affiliate of Equistar,

  . any controlling interest or joint venture interest in another business or

  . any other asset (other than securities, cash, Cash Equivalents, or other current assets) to be owned by Equistar or any Restricted Subsidiary.

  "Affiliate" of any specified Person means any other Person directly or indirectly, through one or more intermediaries, controlling or controlled by or under direct or indirect common control with such specified Person. For the purpose of this definition, "control" when used with respect to any specified Person means the possession, direct or indirect, of the power to manage or direct or cause the direction of the management and policies of such Person directly or indirectly, whether through the ownership of voting stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Sale" means:

  (i) the sale, lease, conveyance or other disposition (other than the creation of a Lien) of any assets (other than the disposition of inventory or equipment in the ordinary course of business consistent with industry practices or the disposition of Cash Equivalents) (provided that the sale, conveyance or other disposition of all or substantially all the assets of Equistar and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "--Repurchase at the Option of Holders--Change of Control" and/or the provisions described above under the caption "--Consolidation, Merger and Sale of Assets" and not by the provisions of the Asset Sale covenant),

  (ii) the sale by Equistar or any of its Restricted Subsidiaries of Equity Interests of any of Equistar's Restricted Subsidiaries, Unrestricted Subsidiaries or Joint Ventures and

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  (iii) the issuance by any of Equistar's Restricted Subsidiaries of Equity
        Interests of such Restricted Subsidiary, in the case of clauses (i),
        (ii) or (iii), whether in a single transaction or a series of related transactions:

    (a) that have a fair market value in excess of $25 million or

    (b) for Net Proceeds in excess of $25 million.

Notwithstanding the foregoing:

  (a) a transfer of assets by Equistar to a Restricted Subsidiary or by a Restricted Subsidiary to Equistar or to another Restricted Subsidiary;

  (b) an issuance of Equity Interests by a Restricted Subsidiary to Equistar or to another Restricted Subsidiary;

  (c) an issuance of Preferred Stock by a Finance Subsidiary that is permitted by the covenant described under the caption "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;"

  (d) sales (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable, related assets to an Accounts Receivable Subsidiary in connection with any Receivables Facility;

  (e) Sale and Lease-Back Transactions; and

  (f) Restricted Payments (and Permitted Dividends payable in cash) permitted by the covenant described under "--Certain Covenants--Restricted Payments" and Permitted Investments will not be deemed to be an Asset Sale.

  "Attributable Debt" in respect of a Sale and Lease-Back Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capital Stock" means:

  .  in the case of a corporation, corporate stock,

  . in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

  . in the case of a partnership, partnership interests (whether general or limited) and

  . any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

  "Cash Equivalents" means:

  (a) United States dollars,

  (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition,

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  (c) demand deposits, time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year from the date of acquisition and overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any State thereof having capital, surplus and undivided profits in excess of $250 million,

  (d) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above,

  (e) commercial paper rated as least P-1 or A-1 by Moody's or S&P, respectively,

  (f) investments in any U.S. dollar-denominated money market fund as defined by Rule 2a-7 of the General Rules and Regulations promulgated under the Investment Company Act of 1940 and

  (g) in the case of a Foreign Subsidiary, substantially similar investments denominated in foreign currencies (including similarly capitalized foreign banks).

  "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus in each case, without duplication:

  (i) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period (including any provision for taxes on the Net Income of any Joint Venture that is a pass-through entity for federal income tax purposes, to the extent such taxes are paid or payable by such Person or any of its Restricted Subsidiaries), to the extent that such provision for taxes was included in computing such Consolidated Net Income;

  (ii) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income;

  (iii) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income; and

  (iv) any non-cash charges reducing Consolidated Net Income for such period (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period); minus

  (v) any non-cash items increasing Consolidated Net Income for such period;
      minus

  (vi) the lesser of:

    (x) the aggregate amount of all Investments made by Equistar or any of its Restricted Subsidiaries in any Joint Venture during the period under clause (f) of the second paragraph of the covenant described under "--Certain Covenants--Restricted Payments" and

    (y) the aggregate amount of Net Income (but not loss) of any such Joint Venture referred to in clause (x) of this clause (vi) included in calculating Equistar's Consolidated Net Income during such period;

in each case, on a consolidated basis and determined in accordance with GAAP.

  Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.


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  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

  (i) the Net Income of any Person that is not a Restricted Subsidiary shall be included only to the extent of the lesser of (x) the amount of dividends or distributions paid in cash (but not by means of a loan) to the referent Person or a Restricted Subsidiary thereof or (y) the referent Person's (or, subject to clause (ii), a Restricted Subsidiary of the referent Person's) proportionate share of the Net Income of such other Person;

  (ii) the Net Income (but not loss) of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

  (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

  (iv) the cumulative effect of a change in accounting principles shall be excluded.

  "Consolidated Net Tangible Assets" shall mean the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom:

  . all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and

  . all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, all as set forth on the most recent financial statements of Equistar and its consolidated Subsidiaries filed with the Commission pursuant to the covenant described under "--Reports" and computed in accordance with GAAP.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum, without duplication, of:

  . the consolidated equity of holders of Capital Stock (other than Preferred Stock and Disqualified Stock) of such Person and its consolidated Restricted Subsidiaries as of such date; plus

  . the respective amounts reported on such Person's balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock); less

  . all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made in accordance with GAAP as a result of the acquisition of such business) subsequent to August 24, 2001 in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person; and excluding

  .the cumulative effect of a change in accounting principles;

all as determined in accordance with GAAP.

  "Default" means any event that is, or with the giving of notice or the lapse of time, or both, would constitute an Event of Default.

  "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the

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holder thereof, in whole or in part, on or prior to the date on which the notes mature; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the date on which the notes mature shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "--Repurchase of Notes at Option of Holders--Asset Sales" and "--Repurchase of Notes at Option of Holders--Change of Control" covenants described above and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Equistar's repurchase of such notes as are required pursuant to such covenants. The "liquidation preference" of any Disqualified Stock shall be the amount payable thereon upon liquidation prior to any payment to holders of common stock or, if none, the amount payable by the issuer thereof upon maturity or mandatory redemption.

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "Existing Indebtedness" means Indebtedness of Equistar and its Restricted Subsidiaries in existence, and considered Indebtedness of Equistar or any of its Restricted Subsidiaries, on August 24, 2001, until such amounts are repaid, including all reimbursement obligations with respect to letters of credit outstanding as of the date of the indenture.

  "Finance Subsidiary" means a Restricted Subsidiary of Equistar, all the Capital Stock of which (other than Preferred Stock) is owned by Equistar and/or one or more Wholly-Owned Restricted Subsidiaries thereof that does not engage in any activity other than:

  . holding of Indebtedness of Equistar and/or one or more Wholly-Owned Restricted Subsidiaries thereof;

  .  the issuance of Capital Stock; and

  .  any activity necessary, incidental or related to the foregoing.

  "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that Equistar or any of its Restricted Subsidiaries or any other applicable Person incurs, assumes or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption or redemption of Indebtedness or such issuance or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter reference period.

  In addition, for purposes of making the computation referred to above:

  (i) acquisitions that have been made by Equistar or any of its Restricted Subsidiaries or any other applicable Person, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period;

  (ii) the Consolidated Cash Flow and Fixed Charges attributable to operations or businesses disposed of prior to the Calculation Date, shall be excluded, but, in the case of such Fixed Charges, only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date; and


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  (iii) if since the beginning of the four-quarter reference period any
        Person was designated as an Unrestricted Subsidiary or redesignated as or otherwise became a Restricted Subsidiary, such event shall be deemed to have occurred on the first day of the four-quarter reference period.

  "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

  (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, determined in accordance with GAAP;

  (ii) all commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers' acceptance financings, determined in accordance with GAAP, and net payments or receipts (if any) pursuant to Hedging Obligations of the types described in clauses
       (i) through (iii) of the definition thereof to the extent such Hedging Obligations relate to Indebtedness that is not itself a Hedging Obligation;

  (iii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

  (iv) any interest expense on Indebtedness of another Person (other than Non-Recourse Indebtedness of a Joint Venture that is not a Restricted Subsidiary or Unrestricted Subsidiary secured by a Limited-Recourse Stock Pledge) that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon);

  (v) amortization or write-off of debt discount in connection with any Indebtedness of Equistar and its Restricted Subsidiaries, on a consolidated basis in accordance with GAAP, other than amortization of deferred financing costs incurred on or prior to August 24, 2001; and

  (vi) the product of (a) all dividend payments (other than any payments to the referent Person or any of its Restricted Subsidiaries and any dividends payable in the form of Qualified Equity Interests) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries, times (b) (x) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP or (y) if the dividends are deductible by such Person for income tax purposes, one;

provided that interest payments on Indebtedness of a Joint Venture shall, in each case, not be deemed Fixed Charges of Equistar or any Restricted Subsidiary as of any date of determination when such Indebtedness is not considered Indebtedness of Equistar or any Restricted Subsidiary of Equistar shall not be deemed Fixed Charges of Equistar or any Restricted Subsidiary.

  "Foreign Subsidiary" means any Restricted Subsidiary that is not organized under the laws of the United States, any State thereof or the District of Columbia.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect on August 24, 2001.

  "General Partner" means a Restricted Subsidiary of Equistar or any of its Restricted Subsidiaries that has no assets and conducts no operations other than its ownership of a general partnership interest in a Joint Venture.

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  "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or Disqualified Stock of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

  . to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or Disqualified Stock of such other Person (including those arising by virtue of partnership arrangements (other than with respect to the obligations of a Joint Venture, solely by virtue of a Restricted Subsidiary of Equistar being the General Partner of such Joint Venture if, as of the date of determination, no payment on such Indebtedness or obligation has been made by such General Partner of such Joint Venture and such arrangement would not be classified and accounted for, in accordance with GAAP, as a liability on a consolidated balance sheet of Equistar)) or

  . entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or Disqualified Stock of the payment thereof or to protect such obligee against loss in respect thereof in whole or in part (including by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, to maintain financial statement conditions or otherwise); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

  (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements,

  (ii) forward foreign exchange contracts or currency swap agreements,

  (iii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency values and

  (iv) commodity price protection agreements or commodity price hedging agreements designed to manage fluctuations in prices or costs in raw materials, manufactured products or related commodities.

  "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume or Guarantee such Indebtedness. If any Person becomes a Restricted Subsidiary on any date after August 24, 2001 (including by redesignation of an Unrestricted Subsidiary), the Indebtedness and Capital Stock of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date for purposes of the covenant described under "--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock," but will not be considered the sale or issuance of Equity Interests for purposes of the covenant described under "--Repurchase at Option of Holders-- Asset Sales." The accretion of original issue discount or payment of interest in kind will not be considered an incurrence of Indebtedness.

  "Indebtedness" means, with respect to any Person:

  . any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments;

  . letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances;

  . Capital Lease Obligations and Attributable Debt in respect of Sale and Lease-Back Transactions;

  . the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; and

  .  net Hedging Obligations,

if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet of such Person prepared in accordance with GAAP, as well as:

  . all indebtedness of others secured by a Lien on any asset of such Person whether or not such indebtedness is assumed by such Person; provided that, for purposes of determining the amount of

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     any Indebtedness of the type described in this clause, if recourse with respect to such Indebtedness is limited to such asset, the amount of such Indebtedness shall be limited to the lesser of the fair market value of such asset or the amount of such Indebtedness and

  . to the extent not otherwise included, the Guarantee by such Person of any indebtedness of the types described above of any other Person.

  The amount of any Indebtedness outstanding as of any date shall be:

  . the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest and

  . the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

Notwithstanding the foregoing, a Limited Recourse Stock Pledge shall not be considered Indebtedness of Equistar or any of its Restricted Subsidiaries.

  "Investment Grade" means a rating of BBB- or higher by S&P and Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that Equistar shall select any other Rating Agency pursuant to the provisions of the definition thereof, the equivalent of such ratings by such Rating Agency shall be used.

  "Investments" means, with respect to any Person, all investments by such Person in another Person (including an Affiliate of such Person) in the form of direct or indirect loans, advances or extensions of credit to such other Person (including any Guarantee by such Person of the Indebtedness or Disqualified Stock of such other Person) or capital contributions or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities of such other Person, together with all items that are or would be classified as investments of such investing Person on a balance sheet prepared in accordance with GAAP; provided that:

  (x) trade credit and accounts receivable in the ordinary course of business;

  (y) commissions, loans, advances, fees and compensation paid in the ordinary course of business to officers, directors and employees; and

  (z) reimbursement obligations in respect of letters of credit and tender, bid, performance, government contract, surety and appeal bonds,

in each case solely with respect to obligations of Equistar or any of its Restricted Subsidiaries shall not be considered Investments.

  If Equistar or any Restricted Subsidiary of Equistar sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Equistar such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Equistar, Equistar shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the first paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments."

  "Joint Venture" means any joint venture between Equistar or any Restricted Subsidiary and any other Person, whether or not such joint venture is a Subsidiary of Equistar or any Restricted Subsidiary.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, and any lease in the nature thereof) or the assignment or conveyance of any right to receive income therefrom.

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  "Limited Recourse Stock Pledge" means the pledge of Equity Interests in any
Joint Venture (that is not a Restricted Subsidiary) or any Unrestricted Subsidiary to secure Non-Recourse Debt of such Joint Venture or Unrestricted Subsidiary, which pledge is made by a Restricted Subsidiary of Equistar, the activities of which are limited to making and managing Investments, and owning Equity Interests, in such Joint Venture or Unrestricted Subsidiary, but only for so long as its activities are so limited.

  "Lyondell" means Lyondell Chemical Company, any successor of Lyondell that is a Permitted Holder or any Subsidiary of Lyondell.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

  (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with:

    (a) any Asset Sale or any disposition pursuant to a Sale and Lease-Back Transaction or

    (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and

  (ii) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

  "Net Proceeds" means the aggregate cash proceeds (excluding any proceeds deemed to be "cash" pursuant to the covenant described above under "-- Repurchase at Option of Holders--Asset Sales") received by Equistar or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

  (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions) and any relocation expenses incurred as a result thereof,

  (ii) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements),

  (iii) amounts required to be paid to holders of minority interests in Restricted Subsidiaries or Joint Ventures as a result of such Asset Sale,

  (iv) amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under our amended and restated credit facility) secured by a Lien on any asset sold in such Asset Sale, or which must by the terms of such Lien or by applicable law be repaid out of the proceeds of such Asset Sale,

  (v) all payments made with respect to liabilities directly associated with the assets which are the subject of the Asset Sale, including, without limitation, trade payables and other accrued liabilities and

  (vi) any reserves for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and any reserve for future liabilities established in accordance with GAAP; provided that the reversal of any such reserve that reduced Net Proceeds when issued shall be deemed a receipt of Net Proceeds in the amount of such proceeds on such day.

  "Non-Recourse Indebtedness" means Indebtedness as to which:

  (i) the lenders have been notified in writing that they will not have any recourse to the stock or assets of Equistar or any of its Restricted Subsidiaries, other than the Equity Interests of a Joint Venture that is not a Restricted Subsidiary or Unrestricted Subsidiary pledged by Equistar or any of its Restricted Subsidiaries as a Limited Recourse Stock Pledge and

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  (ii) no default thereunder would, as such, constitute a default under any
       Indebtedness of Equistar or any Restricted Subsidiary or give any rights to or in other assets of Equistar as its Restricted
       Subsidiaries.

  "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness and in all cases whether direct or indirect, absolute or contingent, now outstanding or hereafter created, assumed or incurred and including, without limitation, interest accruing subsequent to the filing of a petition in bankruptcy or the commencement of any insolvency, reorganization or similar proceedings at the rate provided in the relevant documentation, whether or not an allowed claim, and any obligation to redeem or defease any of the foregoing.

  "Partner" means any Person owning Equity Interests in Equistar and having the right to select at least one member of Equistar's partnership governance committee.

  "Payment Default" means any failure to pay any scheduled installment of interest or principal on any Indebtedness within the grace period provided for such payment in the documentation governing such Indebtedness.

  "Permitted Business" means the petrochemical, chemical and petroleum refining businesses and any business reasonably related, incidental, complementary or ancillary thereto.

  "Permitted Dividends" means:

  (i) dividends and distributions by Equistar on any class of its Equity Interests; provided that a portion of such class is held by any Permitted Holder or

  (ii) any payment of principal on, or purchase, redemption, defeasance or other acquisition for value of Subordinated Debt owed to Lyondell except for a payment of principal or interest at Stated Maturity.

  "Permitted Holders" means Lyondell Chemical Company, Millennium Chemicals Inc., Occidental Petroleum Company, the successor of any Permitted Holder (including any entity that is a party to any merger or business combination transaction to which such Permitted Holder shall be a party; provided that immediately after such transaction Equity Interests having a majority of the voting power of such entity's outstanding Equity Interests shall be held by holders of Equity Interests of such Permitted Holder immediately prior to such transaction), and the respective Subsidiaries of any of the foregoing.

  "Permitted Investments" means:

  (a) any Investment in Equistar or in a Restricted Subsidiary of Equistar that is engaged in a Permitted Business;

  (b) any Investment in Cash Equivalents;

  (c) any Investment by Equistar or any Subsidiary of Equistar in a Person, if as a result of such Investment; (a) such Person becomes a Restricted Subsidiary of Equistar engaged in a Permitted Business or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all its assets to, or is liquidated into, Equistar or a Restricted Subsidiary of Equistar engaged in a Permitted Business;

  (d) any non-cash consideration received as consideration in an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at Option of Holders--Asset Sales;" (other than a joint venture interest received in full or partial satisfaction of the 75% requirement in clause (ii) of the first paragraph of such covenant);

  (e) any acquisition of assets or Equity Interests solely in exchange for, or out of the net cash proceeds of a substantially concurrent, issuance of Equity Interests (other than Disqualified Stock) of Equistar;

  (f) Hedging Obligations entered into in the ordinary course of business and otherwise permitted under the indenture;

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  (g) Investments in an Accounts Receivable Subsidiary that, as conclusively determined by Equistar's partnership governance committee, are necessary or advisable to effect a Receivables Facility;

  (h) Investments in Unrestricted Subsidiaries and Joint Ventures in an aggregate amount, taken together with all other Investments made in reliance on this clause (h), not to exceed at any time outstanding $75 million (after giving effect to any reductions in the aggregate amount of such Investments as a result of the disposition thereof, including through liquidation, repayment or other reduction, including by way of dividend or distribution, for cash, the aggregate amount of such reductions not to exceed the aggregate amount of such Investments outstanding and previously made pursuant to this clause (h));

  (i) any Investment received by Equistar or any Restricted Subsidiary as consideration for the settlement of any litigation, arbitration or claim in bankruptcy or in partial or full satisfaction of accounts receivable owed by a financially troubled Person to the extent reasonably necessary in order to prevent or limit any loss by Equistar or any of its Restricted Subsidiaries in connection with such accounts receivable;

  (j) loans to Lyondell; provided that such loans are made in compliance with the covenant described under "--Certain Covenants--Transactions with Affiliates;" and

  (k) Limited Recourse Stock Pledges.

  "Permitted Liens" means:

  (1) Liens in favor of Equistar or any Subsidiary Guarantor;

  (2) Liens securing the notes and the Subsidiary Guarantees;

  (3) Limited Recourse Stock Pledges;

  (4) Liens on property of a Person existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with Equistar or a Subsidiary; provided that such Liens were in existence prior to the contemplation of such merger, consolidation or acquisition and do not extend to any assets of Equistar or its Restricted Subsidiaries other than those of the Person merged into or consolidated with Equistar or that becomes a Restricted Subsidiary of Equistar;

  (5) Liens on property (together with general intangibles and proceeds related to such property) existing at the time of acquisition thereof by Equistar or any Restricted Subsidiary of Equistar; provided that such Liens were in existence prior to the contemplation of such acquisition;

  (6) Liens (including the interest of a lessor under a capital lease) on any asset (together with general intangibles and proceeds related to such property) existing at the time of acquisition thereof or incurred within 180 days of the time of acquisition or completion of construction thereof, whichever is later, to secure or provide for the payment of all or any part of the purchase price (or construction price) thereof (including obligations of the lessee under any such capital lease);

  (7) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens on the property of Equistar or any Restricted Subsidiary;

  (8) easements, building restrictions, rights-of-ways, irregularities of title, and such other encumbrances or charges not interfering in any material respect with the ordinary conduct of business of Equistar or any of its Restricted Subsidiaries;

  (9) Leases, subleases or licenses by Equistar or any of its Restricted Subsidiaries as lessor, sublessor or licensor in the ordinary course of business and otherwise permitted by the indenture;

  (10) Liens securing reimbursement obligations with respect to commercial letters of credit obtained in the ordinary course of business which encumber documents and other property or assets relating to such letters of credit and products and proceeds thereof;

  (11) Liens in favor of custom and revenue authorities arising as a matter of law to secure payment of nondelinquent customs duties in connection with the importation of goods;

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  (12) Liens encumbering customary initial deposits and margin deposits, netting provisions and setoff rights, in each case securing Indebtedness under Hedging Obligations;

  (13) Liens incurred in the ordinary course of business to secure nondelinquent obligations arising from statutory, regulatory, contractual or warranty requirements of Equistar or its Restricted Subsidiaries or any tender, bid, performance, government contract, surety or appeal bonds or other obligations of a like nature for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made;

  (14) Liens arising out of consignment or similar arrangements for the sale of goods entered into by Equistar or any Restricted Subsidiary in the ordinary course of business in accordance with industry practice;

  (15) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from federal income taxation pursuant to Section 103(b) of the Internal Revenue Code;

  (16) Liens arising by reason of deposits necessary to qualify Equistar or any Restricted Subsidiary to conduct business, maintain self insurance or comply with any law;

  (17) until the notes are rated Investment Grade, Liens securing Obligations with respect to Indebtedness under our amended and restated credit facility that is permitted to be incurred under clause (i) of the second paragraph of the covenant described under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock" (including any paid-in-kind interest thereon) and Hedging Obligations owed to any lender thereunder or Affiliate thereof;

  (18) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings, prejudgment Liens that are being contested in good faith by appropriate proceedings and Liens arising out of judgments or awards against Equistar or any Restricted Subsidiary with respect to which Equistar or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review; provided that in each case any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

  (19) Liens securing assets under construction arising from progress or partial payments by a customer of Equistar or its Restricted Subsidiaries relating to such property or assets;

  (20) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of (a) defeasing Indebtedness of Equistar or any of its Restricted Subsidiaries (which defeasance is otherwise permitted under the indenture) having an aggregate principal amount at any one time outstanding not to exceed $25 million or (b) defeasing Indebtedness ranking pari passu with the notes; provided that the notes are defeased concurrently with such Indebtedness;

  (21) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to any indenture, escrow agreement or similar agreement establishing a trust or escrow arrangement, and Liens pursuant to merger agreements, stock purchase agreements, asset sale agreements, option agreements and similar agreements in respect of the disposition of property or assets of Equistar or any Restricted Subsidiary on the property to be disposed of, to the extent such dispositions are permitted hereunder;

  (22) from and after the first date when the notes are rated Investment Grade, Liens on any asset of Equistar other than Restricted Property;

  (23) Liens on assets (other than Restricted Property) of Equistar or any Restricted Subsidiary arising as a result of a Sale and Lease-Back Transaction with respect to such assets; provided that the proceeds from such Sale and Lease-Back Transaction are applied to the repayment of Indebtedness or acquisition of Additional Assets or the making of capital expenditures pursuant to the covenant described above under the caption "--Repurchase at Option of Holders--Asset Sales;"

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  (24) other Liens on assets of Equistar or any Restricted Subsidiary of
       Equistar securing Indebtedness or other obligations that is permitted by the terms of the indenture to be outstanding having an aggregate principal amount at any one time outstanding not to exceed $50 million;

  (25) Liens existing on the Issue Date, other than Liens securing Indebtedness under our amended and restated credit facility;

  (26) Liens on accounts receivable and related property deemed to arise in connection with any Receivables Facility;

  (27) the interest of a lessor or licensor under an operating lease or license under which Equistar or any of its Restricted Subsidiaries are lessee, sublessee, or licensee, including protective financing statement filings;

  (28) Liens to secure a Permitted Refinancing incurred to refinance Indebtedness that was secured by a Lien permitted under the indenture and that was incurred in accordance with the provisions of the indenture; provided that such Liens do not extend to or cover any property or assets of Equistar or any Restricted Subsidiary other than assets or property securing the Indebtedness so refinanced; and

  (29) from and after the first date when the notes are rated Investment Grade, Liens upon Restricted Property securing Indebtedness or other obligations in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other Indebtedness or other obligations secured by Restricted Property of Equistar and its Restricted Subsidiaries which would otherwise be subject to the restrictions set forth in the covenant "--Certain Covenants-- Limitations on Liens" (not including Indebtedness or other obligations permitted to be secured under clauses (1) to (28) inclusive above) and the aggregate Value of the Sale and Lease-Back Transactions of any Restricted Property in existence at the time of the incurrence of such Indebtedness or other obligations (not including Sale and Lease-Back Transactions as to which the proceeds from such Sale and Lease-Back Transaction are applied to the repayment of Indebtedness or acquisition of Additional Assets or the making of capital expenditures pursuant to the covenant described above under the caption "-- Repurchase at Option of Holders--Asset Sales"), does not at such time exceed 15% of the Consolidated Net Tangible Assets of Equistar and its consolidated Subsidiaries as shown on the most recent audited annual consolidated balance sheet delivered at such time pursuant to the covenant "--Certain Covenants--Reports."

  "Permitted Refinancing" means any Indebtedness of Equistar or any of its Subsidiaries or Preferred Stock of a Finance Subsidiary issued in exchange for, or the net proceeds of which are used solely to extend, refinance, renew, replace, defease or refund, other Indebtedness of Equistar or any of its Restricted Subsidiaries; provided that:

  (i) the principal amount (or liquidation preference in the case of Preferred Stock) of such Permitted Refinancing (or if such Permitted Refinancing is issued at a discount, the initial issuance price of such Permitted Refinancing) does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of any premiums paid and reasonable expenses incurred in connection therewith);

  (ii) such Permitted Refinancing or, in the case of Preferred Stock of a Finance Subsidiary, the Indebtedness issued to such Finance Subsidiary, has a Stated Maturity date later than the Stated Maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated by its terms in right of payment to the notes or the Subsidiary Guarantees, such Permitted Refinancing, or, in the case of Preferred Stock, the Indebtedness issued to such Finance Subsidiary, has a Stated Maturity date later than the Stated Maturity date of, and is subordinated by it

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     terms in right of payment to, the notes on subordination terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (iv) such Indebtedness is incurred by Equistar or a Subsidiary Guarantor (or such Preferred Stock is issued by a Finance Subsidiary) if Equistar or a Subsidiary Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (v) such Indebtedness is incurred by Equistar or a Restricted Subsidiary (or such Preferred Stock is issued by a Finance Subsidiary) if a Restricted Subsidiary that is not a Subsidiary Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of preferred or preference stock of such Person which is outstanding or issued on or after the date of the indenture.

  "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or other entity of any kind.

  "Qualified Equity Interests" shall mean all Equity Interests of a Person other than Disqualified Stock of such Person.

  "Rating Agency" means (i) S&P and (ii) Moody's or (iii) if neither S&P nor Moody's shall exist, a nationally recognized securities rating agency or agencies, as the case may be, selected by Equistar, which shall be substituted for S&P or Moody's or both, as the case may be.

  "Receivables Facility" means one or more receivables financing facilities or arrangements, as amended from time to time, pursuant to which Equistar or any of its Restricted Subsidiaries sells (including a sale in exchange for a promissory note of or Equity Interest in an Accounts Receivable Subsidiary) its accounts receivable, related assets and the provision of billing, collection and other services in connection therewith, in each case to an Accounts Receivable Subsidiary.

  "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not Equistar or a Restricted Subsidiary in connection with, any Receivables Facility.

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Property" means:

  (a) Any plant for the production of petrochemicals owned by Equistar or a Subsidiary, except (i) related facilities which in the opinion of Equistar's partnership governance committee are transportation or marketing facilities and (ii) any plant for the production of petrochemicals which in the opinion of Equistar's partnership governance committee is not a principal plant of Equistar and its Subsidiaries; and

  (b) Any shares of Capital Stock or Indebtedness of a Subsidiary owning Restricted Property owned by Equistar or a Subsidiary.

  "Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary. Unless the context otherwise requires, each reference to a "Restricted Subsidiary" shall refer to a Subsidiary of Equistar.

  "S&P" means Standard & Poor's Ratings Group and its successors.

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  "Sale and Lease-Back Transaction" means any arrangement with any Person
(other than Equistar or a Subsidiary), or to which any such Person is a party, providing for the leasing, pursuant to a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP, to Equistar or a Restricted Subsidiary of any property or asset which has been or is to be sold or transferred by Equistar or such Restricted Subsidiary to such Person or to any other Person (other than Equistar or a Subsidiary), to which funds have been or are to be advanced by such Person.

  "Significant Subsidiary" means (1) Equistar Funding and (2) any Restricted Subsidiary of Equistar that would be a "significant subsidiary" as defined in
Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such Regulation is in effect on the Issue Date.

  "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (or any later date established by any amendment to such original documentation) and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

  "Subsidiary" means, with respect to any Person:

  . any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) or

  . any partnership the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

  "Subsidiary Guarantor" means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, in each case, until the Subsidiary Guarantee of such Person is released in accordance with the provisions of the indenture.

  "Unrestricted Subsidiary" means:

  (i) any Subsidiary of Equistar that is designated by Equistar's partnership governance committee as an Unrestricted Subsidiary pursuant to a resolution,

  (ii) any Subsidiary of an Unrestricted Subsidiary and

  (iii) any Accounts Receivable Subsidiary.

Equistar's partnership governance committee may designate any Subsidiary of Equistar (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interest or Indebtedness of, or holds any Lien on any property of, Equistar or any other Subsidiary of Equistar that is not a Subsidiary of the Subsidiary to be so designated; provided that:

  (a) any Guarantee by Equistar or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated or any of its Subsidiaries shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by Equistar or such Restricted Subsidiary (or both, if applicable) at the time of such designation,

  (b) either the Subsidiary to be so designated has total assets of $1,000 or less or if such Subsidiary has assets greater than $1,000 such designation would be permitted under the covenant described above under the caption "--Certain Covenants--Restricted Payments," and

  (c) if applicable, the Investment and the incurrence of Indebtedness referred to in clause (a) of this proviso would be permitted under the covenants described above under the caption "--Certain

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     Covenants--Limitation on Incurrence of Additional Indebtedness and
     Issuance of Preferred Stock," and "--Certain Covenants--Restricted
     Payments."

  Any such designation by Equistar's partnership governance committee of Equistar pursuant to clause (i) above shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenants described above under the caption "--Certain Covenants--Restricted Payments" and "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock."

  If at any time Equistar or any Restricted Subsidiary Guarantees any Indebtedness of such Unrestricted Subsidiary or makes any other Investment in such Unrestricted Subsidiary and such incurrence of Indebtedness or Investment would not be permitted under the covenants described above under the caption "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock" and "--Certain Covenants--Restricted Payments," it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Equistar as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under the caption "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock," Equistar shall be in default of such covenant). Equistar's partnership governance committee may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Equistar of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described above under the caption "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock" and
(ii) no Default or Event of Default would be in existence following such designation.

  "Value" means, with respect to a Sale and Lease-Back Transaction, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value, in the opinion of Equistar's partnership governance committee, of such property at the time of entering into such Sale and Lease-Back Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (i) the sum of the products obtained by multiplying:

    (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

    (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

  (ii) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

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                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the notes. Unless otherwise stated, this summary deals only with notes held as capital assets by U.S. Holders. As used in this summary, "U.S. Holders" are any beneficial owners of the notes, that are, for United States federal income tax purposes: (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. As used in this summary, "Non-U.S. Holders" are holders of the notes that are, for United States federal income tax purposes (1) nonresident alien individuals; (2) foreign corporations; or (3) foreign estates or trusts that are not subject to United States federal income taxation on their worldwide income. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Holders of notes that are a partnership or partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the notes. This summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss notes held as part of a hedge, straddle, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to U.S. expatriates, persons who own, directly or indirectly, 10% or more of our capital or profits interests or U.S. Holders that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the notes. Further, it does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state or local government or of any foreign government that may be applicable to the notes.

  This summary applies only to an initial investor that purchased outstanding notes at their "issue price." The "issue price" of the notes will equal the first price at which a substantial amount of the notes is sold for cash, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Holders that acquired outstanding notes at a price other than their issue price, whether upon the original issuance of the notes or otherwise, should contact their tax advisors regarding the manner in which any difference between the issue price and the holder's tax basis in the new notes will be taken into account in determining the holder's federal income tax liability with respect to the new notes. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the conclusions described in this prospectus, and we have not obtained, nor do we currently intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring, holding or disposing of the notes.

  YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, AND ANY OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

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EXCHANGE OFFER

  The exchange of any outstanding note for a new note in the exchange offer described in "The Exchange Offer" should not constitute a taxable exchange of the outstanding notes. As a result, the new notes should have the same issue price (and adjusted issue price) immediately after the exchange and the same amount of original issue discount, if any, as the outstanding notes, and each holder should have the same adjusted tax basis and holding period in the new notes as it had in the outstanding notes immediately before the exchange. The following discussion assumes that the exchange of outstanding notes for new notes pursuant to the exchange offer will not be treated as a taxable exchange and that the outstanding notes and the new notes will be treated as the same security for federal income tax purposes. Accordingly, the discussion below makes no distinction between the outstanding notes and the new notes and references to the original issuance of the notes below are to the original issuance of the outstanding notes.

APPLICABILITY OF CONTINGENT PAYMENT RULES

  The notes include certain contingent rights to payments of amounts in addition to principal and stated interest, including the right to receive liquidated damages as described under "Registration Rights Agreement-- Liquidated Damages" and the right to receive distributions of Additional Dividend Notes as described under "Description of New Notes--Additional Interest Upon Payment of Certain Permitted Dividends." As a result, the tax consequences of ownership and disposition of the notes will be governed by the rules applicable to contingent payment debt obligations unless an exception to those rules applies.

  The contingent payment rules do not apply if, at the time the notes were issued and at the time of any later "deemed reissuance" of the notes as described in "--U.S. Holders--Accrual of Original Issue Discount if the Contingent Payment Rules Apply", the likelihood that any of the contingent payments would be made, whether considered separately or in the aggregate, is remote or if the timing and amount of every combination of contingent payments that could possibly be made upon the notes is known and it is significantly more likely than not that the only payments made on the notes would be the scheduled payments of principal and stated interest. We believe, and will take the position that, the notes are not currently subject to the contingent payment rules because they qualified under these exceptions to those rules at the time they were issued and no event of "deemed reissuance" has occurred or is expected to occur.

  In general, a holder of notes is bound by our determination herein that the contingent payment rules do not apply unless the holder discloses in the proper manner to the IRS that the holder is taking a different position. However, the IRS is not bound by this determination. The IRS may determine, and a court may agree, that neither exception applies. In that event, the contingent payment rules would apply in the manner described in "--U.S. Holders--Accrual of Original Issue Discount if the Contingent Payment Rules Apply." If the IRS were to challenge our position that the contingent payment rules do not apply, we would take such action as we considered prudent at that time, which could include changing our position. In addition, if, contrary to our expectations, holders of notes become entitled to receive a contingent payment in the future, the notes may become subject to the contingent payment rules at that time, as discussed below in "--U.S. Holders--Accrual of Interest if the Contingent Payment Rules Do Not Apply."

  The discussion above of the likelihood that contingent payments will be made is solely for the purpose of determining a holder's interest accruals in respect of the notes for United States federal income tax purposes and does not constitute a representation that events giving rise to payments of liquidated damages or Additional Dividend Notes will not occur.

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U.S. HOLDERS

 ACCRUAL OF INTEREST IF THE CONTINGENT PAYMENT RULES DO NOT APPLY

  As described above at "--Applicability of Contingent Payment Rules," we believe that the contingent payment rules will not apply to the notes. Assuming this is the case, all stated interest on the notes will be "qualified stated interest" and there will be no "original issue discount" on the notes. "Original issue discount" is the excess of all amounts, other than any qualified stated interest, payable on a debt instrument over the issue price of the debt instrument. The qualified stated interest on the notes will be taxable to a U.S. Holder as ordinary interest income, as received or accrued, in accordance with the holder's federal income tax method of accounting.

  In the event that, contrary to our expectations, holders of notes became entitled to receive liquidated damages, as described under "Registration Rights Agreement--Liquidated Damages," or any other cash contingent payment, the unexpected contingent payment generally would also be taken into account as ordinary interest income, as received or accrued, in accordance with the holder's federal income tax method of accounting. In the event that, contrary to our expectations, holders of notes became entitled to distributions of Additional Dividend Notes as described under "Description of New Notes-- Additional Interest Upon Payment of Certain Permitted Dividends," the distribution of the Additional Dividend Notes would not be treated as a payment on the underlying notes; instead, the Additional Dividend Notes would be aggregated with the underlying notes and payments of interest and principal on the Additional Dividend Notes would be treated as payments on the underlying notes.

  As a further consequence of the holders of the notes becoming entitled to receive an unexpected contingent payment (other than a payment whose amount is insignificant relative to the total expected amount of remaining payments on the notes), the notes would, solely for purposes of determining the amount and timing of future interest or original issue discount income for federal income tax purposes, be treated as redeemed, then reissued for an amount equal to their adjusted issue price. At the time of any such "deemed reissuance", the notes would become subject to the contingent payment rules unless they qualified for an exception to the contingent payment rules, such as the exception for remote contingent payments described above at "--Applicability of Contingent Payment Rules," as of the date of the deemed reissuance. Any determination we made as to whether or not the exception for remote contingent payments applied at the time of the deemed reissuance would be binding on the holders, but not the IRS, to the same extent and in the same manner as described above with respect to determinations made by us upon the original issuance of the notes.

  If the unexpected contingent payment was in the form of Additional Dividend Notes and the underlying notes qualified for an exception to the contingent payment rules upon their deemed reissuance as described above, the stated interest payable on the Additional Dividend Notes would constitute "qualified stated interest" on the underlying notes, taxable in the manner described above. The right to receive payments of principal on the Additional Dividend Notes would constitute original issue discount on the underlying notes. If the original issue discount on the underlying notes was not "de minimis," it would be taken into account as interest income by a U.S. Holder as it accrued over the life of the notes on a constant yield basis, without regard to the holder's method of accounting. Original issue discount would be "de minimis" if it was less than the product of (i) 0.0025, (ii) the number of complete years from the date of the deemed reissuance to maturity and (iii) the aggregate principal amount due on the underlying notes (including the principal amount of the Additional Dividend Notes). U.S. Holders may wish to contact their tax advisors regarding the manner in which accruals of non-de minimis original issue discount income would be calculated under the constant yield method.

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 ACCRUAL OF ORIGINAL ISSUE DISCOUNT IF THE CONTINGENT PAYMENT RULES APPLY

  The contingent payment rules would apply to the notes (1) from the date they were originally issued, if the IRS asserted, and a court agreed, that our position, described above at "--Applicability of Contingent Payment Rules," that the notes qualify for exceptions to the contingent payment rules, was incorrect or (2) from the date of any deemed reissuance of the notes, as described above at "--U.S. Holders--Accrual of Interest if the Contingent Payment Rules Do Not Apply," if the notes qualified for an exception to the contingent payment rules when issued and at the time of any prior deemed reissuance but did not qualify for such an exception at the time of the latest deemed reissuance.

  Under the contingent payment rules, a U.S. Holder generally would be required to accrue original issue discount income (taxable as interest) on the notes, in the amounts described below, regardless of whether the holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders probably would be required to include accruals of original issue discount in taxable income in each year in excess of the stated interest rate of the notes and in excess of any contingent interest payments actually received in that year, subject to adjustments as described below. The amount of the original issue discount income accruing each year would be determined using the four steps described below.

  First, we would be required to establish the "comparable yield" for the notes. We would determine the comparable yield for the notes as the annual yield we would incur, as of the initial issue date (or date of the deemed reissuance that caused the rules to apply), on a fixed rate debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for liquidity or the riskiness of the contingencies with respect to the notes.

  Second, we would be required to provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the notes. This schedule would be required to produce the comparable yield. Our determination of the projected payment schedule for the notes would likely include estimates for payments of interest on Additional Dividend Notes prior to maturity and principal on the Additional Dividend Notes at maturity.

  The comparable yield and the schedule of projected payments would not be determined for any purpose other than for the determination of a holder's interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and would not constitute a projection or representation regarding the actual amounts payable to holders of the notes.

  Since, as discussed above at "--Applicability of Contingent Payment Rules," we do not believe the contingent payment rules apply to the issuance of the notes, we have not attempted to determine a comparable yield or projected payment schedule for the notes. In the event of a deemed reissuance of the notes as a result of a contingent payment actually becoming payable on the notes, we would make an evaluation at that time whether the reissued notes were subject to the contingent payment rules and make that information available to holders of notes.

  Third, a U.S. Holder would be required to accrue an amount of original issue discount income (taxable as interest) for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

  . the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield of the notes, adjusted for the length of the accrual period;

  .  divided by the number of days in the accrual period; and

  . multiplied by the number of days during the accrual period that the holder held the notes.

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  The adjusted issue price of a note would be its issue price (as defined above) at the beginning of the first accrual period, and for any accrual period after the first accrual period will be the sum of the issue price increased by any interest income previously accrued, determined without regard to any positive or negative adjustments to interest accruals described below and decreased by the projected amounts of any payments with respect to the notes through the beginning of the accrual period as set forth in the projected payment schedule. For this purpose, none of the stated interest would be treated as "qualified stated interest."

  Finally, a U.S. Holder would be required to recognize additional original issue discount income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of the notes for a taxable year. If a U.S. Holder incurred a net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of the notes for a taxable year, the net negative adjustment generally would (i) reduce the holder's original issue discount income on the notes for that taxable year, and
(ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the holder's original issue discount income on the notes during the prior taxable years, reduced to the extent such original issue discount income was offset by prior negative adjustments. A difference between projected payments and actual payments would not produce a deemed reissuance of the type described above at "--U.S. Holders--Accrual of Interest if the Contingent Payment Rules Do Not Apply" as to notes that were already subject to the contingent payment rules.

  For purposes of applying the contingent payment rules to any Additional Dividend Notes that may be distributed as described under "Description of New Notes--Additional Interest Upon Payment of Certain Permitted Dividends," the possible issuance of Additional Dividend Notes generally would not be treated as a projected payment on the underlying notes in creating the projected payment schedule and the actual issuance of Additional Dividend Notes would not be treated as a payment on the underlying notes in making positive and negative adjustments as described above; rather, the payments of principal and interest on the Additional Dividend Notes would be treated as payments on the underlying notes. However, any positive or negative adjustment on account of payments due on an Additional Dividend Note more than six months after the date the Additional Dividend Note was issued would be taken into account, on a present value basis, at the time the Additional Dividend Note was issued, or, if the Additional Dividend Note constituted contingent interest on account of a decline in our credit quality, over the period to which the contingent interest related in a reasonable manner.

  Prospective acquirors should consult their tax advisors as to the tax considerations relating to debt instruments providing for payments such as the liquidated damages or Additional Dividend Notes described above, particularly in connection with the possible application of the contingent payment rules.

 SALE, EXCHANGE OR REDEMPTION

  Generally, the sale, exchange or redemption of notes will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder in the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest) and (b) the U.S. Holder's adjusted tax basis in the notes. A U.S. Holder's adjusted tax basis in notes will generally be equal to the holder's original purchase price for the notes.

  However, if, contrary to our expectations, the notes were subject to the original issue discount rules as a result of the application of the contingent payment rules as discussed above at "--U.S. Holders--Accrual of Original Issue Discount if the Contingent Payment Rules Apply" or as a result of a deemed reissuance of the notes upon which the contingent payment rules did not apply, as described at "--U.S. Holders--Accrual of Interest if the Contingent Payment Rules Do Not Apply," the holder's basis would be increased by any original issue discount income previously accrued by the holder, and decreased by the amount of any payments on the notes, other than payments of qualified stated interest, to the holder. For this purpose, in the case of a note to which the contingent payment rules applied, the prior accruals of income would be determined without regard

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to any positive or negative adjustments to original issue discount accruals and the amounts listed in the projected payment schedule for the notes would be treated as the amounts actually paid on the notes.

  If, contrary to our expectations, Additional Dividend Notes were issued as described under "Description of New Notes--Additional Interest Upon Payment of Certain Permitted Dividends," the Additional Dividend Notes would be treated as part of the underlying notes as described above at "--Accrual of Interest if the Contingent Payment Rules Do Not Apply" and "--Accrual of Original Issue Discount if the Contingent Payment Rules Apply." A holder's tax basis would be allocated proportionately between the underlying notes and the Additional Dividend Notes distributed with respect to the underlying notes and no distinction would be made between the two types of notes upon any sale, exchange or redemption.

  Assuming the contingent payment rules do not apply, gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the note is more than one year. A reduced tax rate on capital gain will apply to an individual U.S. Holder if such holder's holding period for the note is more than one year at the time of disposition.

  If the contingent payment rules applied to the notes, gain recognized upon a sale, exchange or redemption of notes would generally be treated as original issue discount income (taxable as interest); any loss would be an ordinary loss to the extent (i) the original issue discount previously included in income by the holder as to the notes (including the total net positive adjustments of the holder) exceeded (ii) the total net negative adjustments previously claimed as ordinary loss by the holder, and thereafter would be a capital loss (which would be long-term if the notes were held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

NON-U.S. HOLDERS

  The rules governing United States federal income taxation of Non-U.S. Holders are complex and no attempt will be made in this prospectus to provide more than a summary of such rules. Non-U.S. Holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes including any reporting requirements and, in particular, the proper application of the United States federal withholding tax rules.

 PAYMENTS MADE WITH RESPECT TO THE NOTES

  Except as described below, the 30% United States federal withholding tax will not apply to any payment on the notes to a Non-U.S. Holder or any amounts taken into income as original issue discount under the various rules described above under "--U.S. Holders," provided that: (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of our capital or profits interests;
(ii) the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us or any of our constituent partners; (iii) the Non-U.S. Holder is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; (iv) the notes are deemed not to be a United States real property interest within the meaning of Section 897(c)(1) of the Internal Revenue Code (as described below under "--Sale or Exchange of Notes"); and (v) either (A) the beneficial owner of notes certifies to us or our paying agent on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and certain other information or
(B) the beneficial owner holds its notes through certain foreign intermediaries or certain foreign partnerships and such holder satisfies certain certification requirements.

  The exemption from United States federal withholding tax described in the preceding paragraph does not apply to any contingent interest or original issue discount on the notes that is determined by reference to distributions we make on our equity interests, such as Permitted Dividends. As a result, the portion of any interest or original issue discount on the notes attributable to a Non-U.S. Holder's right to receive Additional Dividend Notes upon our payment of certain Permitted Dividends may not be eligible for the exemption from

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withholding tax described above. This could include the portion of any accruals of original issue discount under the contingent payment rules (if those rules were to apply) attributable to the right to receive Additional Dividend Notes. See "--Applicability of Contingent Payment Rules." Since we believe that only the stated interest payments on the notes currently are required to be accrued for federal income tax purposes, we do not currently intend to treat payments made on the originally issued notes as ineligible for the exemption described in the preceding paragraph. If we were to withhold from payments on notes to Non-U.S. Holders in the future, such Non-U.S. Holders should consult their own tax advisors as to whether they may be able to obtain a refund for all or a portion of the withholding tax.

  To the extent a Non-U.S. Holder for any reason does not qualify for the withholding exemption described above, payments of interest (including amounts taken into income under the original issue discount rules described above under "-- U.S. Holders") will be subject to the 30% United States federal withholding tax unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) IRS Form W-ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States.

  If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest or original issue discount on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest, original issue discount and any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. Holder. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

 SALE OR EXCHANGE OF NOTES

  A Non-U.S. Holder will generally not be subject to United States federal income or withholding tax with respect to gain upon the sale, exchange, or other disposition of notes, unless: (1) the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; (3) such Non-U.S. Holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates; or (4) in the case of an amount which is attributable to original issue discount, the Non-U.S. Holder does not meet the conditions for exemption from United States federal withholding tax described above.

  U.S. trade or business income of a Non-U.S. Holder will generally be subject to regular United States income tax in the same manner as if it were realized by a U.S. Holder. Non-U.S. Holders that realize U.S. trade or business income with respect to the notes should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

  Under the Foreign Investment in Real Property Tax Act, any person who acquires a "United States real property interest" (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A "United States real property interest" includes, under some circumstances, a portion of any interest (other than an interest solely as a creditor) in a partnership that owns United States real property. The notes should qualify as interests in the partnership solely as creditors, regardless of whether any contingent payments are made on the notes. Accordingly, the Foreign Investment in Real Property Tax Act withholding tax should not apply to the notes.

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BACKUP WITHHOLDING AND INFORMATION REPORTING

 U.S. HOLDERS

  Payments of interest made by us on, or the proceeds of the sale or other disposition of, the notes may be subject to information reporting and U.S. federal backup withholding tax (currently 30.5%) if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

 NON-U.S. HOLDERS

  A Non-U.S. Holder may be required to comply with certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of principal and interest, including cash payments in respect of original issue discount, on the notes.

  The proper tax treatment of a holder of notes is uncertain in several respects. Holders should consult their tax advisors regarding the federal, state, local and foreign tax consequences of an investment in the notes and whether an investment in the notes is advisable in light of the tax treatment of the notes generally and the holder's particular tax situation.

                         BOOK-ENTRY, DELIVERY AND FORM

  The new notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form (the "Global Notes") and registered in the name of Cede & Co., as nominee of DTC. The Global Notes will be deposited on behalf of the acquirors of the new notes with a custodian for DTC for credit to the respective accounts of acquirors or such other accounts as they direct DTC. See "The Exchange Offer--Procedures for Tendering--Book-Entry Transfer."

THE GLOBAL NOTES

  We expect that under procedures established by DTC:

  . upon deposit of the Global Notes with DTC or its custodian, DTC will credit on its internal system a portion of the Global Notes that shall be composed of the corresponding respective amounts of the Global Notes to the respective accounts of persons who have accounts with the depository and

  . ownership of the notes will be shown on, and the transfer or ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests and records of participants and with respect to interests of persons other than participants.

  So long as DTC or its nominee is the registered owner of the Global Notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Notes for all purposes under the indenture and under the notes represented thereby. Except as provided below, owners of beneficial interest in Global Notes will not:

  . be entitled to have notes represented by Global Notes registered in their names,

  . receive or be entitled to receive physical delivery of certificates notes or

  . be considered the owners or holders of the Global Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee.

  Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Equistar, Equistar Funding, the trustee nor any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its

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nominee. We also expect that payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

  We expect that DTC will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture or the new notes, DTC will exchange the applicable Global Notes for Certificated Notes, which it will distribute to its participants.

  Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Equistar, Equistar Funding nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DESCRIPTION OF DTC

  The description of the operations and procedures of DTC set forth below is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

  DTC has advised us that it is:

  . a limited purpose trust company organized under the laws of the State of New York;

  .  a "banking organization" within the meaning of New York Banking Law;

  .  a member of the Federal Reserve System;

  . a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  . a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

  DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

  DTC's direct participants include:

  .  securities brokers and dealers;

  .  banks and trust companies; and

  .  clearing corporations and other organizations.

Indirect access to the DTC system is available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

  The rules applicable to DTC and its participants are on file with the SEC.

CERTIFICATED NOTES

  Interest in the Global Notes may be exchanged for certificated securities if:

  . we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Securities Exchange Act and a successor depositary is not appointed within 90 days of notice or cessation,

  . we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in certificated form under the indenture or

  .  other events occur as provided in the indenture.

  Upon the occurrence of any of the events described in the preceding sentence, we will cause the appropriate certificated securities to be delivered.

  Neither Equistar, Equistar Funding nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes, and each person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

SAME DAY SETTLEMENT AND PAYMENT

  The indenture requires that payments in respect of the notes represented by the Global Notes be made by wire transfer of immediately available funds to the accounts specified by holders of the Global Notes. With respect to notes in certificated form, we will make all payments at the agency or office maintained by the for that purpose or, at our option, by mailing a check to each holder's registered address.

  The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

  Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

                         REGISTRATION RIGHTS AGREEMENT

  The description of the registration rights agreement set forth below is a summary of the material provisions of the registration rights agreement. The registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

EXCHANGE OFFER REGISTRATION STATEMENT

  In connection with the issuance of the outstanding notes, we entered into a registration rights agreement. In the registration rights agreement, we agreed:

  . to file an exchange offer registration statement with the SEC within 90 days after August 24, 2001,

  . to use our best efforts to have it declared effective no later than 210 days after August 24, 2001,

  . to keep the exchange offer for the notes open for a period of not less than 20 business days and

  . to cause the exchange offer to be consummated no later than the 30th business day after the exchange offer registration statement is declared effective by the SEC.

  To participate in an exchange offer, you must represent that:

  . you are not an "affiliate," as defined in Rule 144 of the Securities Act, of Equistar or a broker-dealer tendering outstanding notes acquired directly from Equistar for your own account;

  . if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for outstanding notes, you are not engaged in and do not intend to participate in a distribution of the new notes;

  . you have no arrangement or understanding with any person to participate in a distribution of the outstanding notes or the new notes within the meaning of the Securities Act;

  .  you are acquiring the new notes in the ordinary course of your business;
     and

  . if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you represent that the outstanding notes to be exchanged for new notes were acquired by you as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that you are not admitting that you are an "underwriter" within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus.

  As soon as practicable after the exchange offer registration statement becomes effective, we will offer the holders of outstanding notes who are not prohibited by any law or policy of the SEC from participating in these exchange offers the opportunity to exchange their outstanding notes for exchange notes registered under the Securities Act that are substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and liquidated damages.

  The registration rights agreement also provides that we:

  . shall make available for a period of 180 days after the consummation of the exchange offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any new notes and

  . shall pay all expenses incident to the exchange offer, including the expense of one counsel to the holders of the notes, and will indemnify some holders of the notes, including any broker-dealer, against liabilities including liabilities under the Securities Act.

  A broker-dealer that delivers a prospectus to purchasers in connection with resales will be subject to various civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement, including some of the indemnification rights and obligations.

  If the holder is a broker-dealer that will receive registered notes for its own account in exchange for outstanding notes that were acquired as a result of market making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such registered notes.

SHELF REGISTRATION STATEMENT

  We will use our reasonable best efforts to file with the SEC a shelf registration statement to cover resales of notes that are "transfer restricted Securities" by those holders who provide required information in connection with the shelf registration statement under the following circumstances:

  . if the exchange offer as contemplated by the registration rights agreement is not permitted by applicable law or SEC policy; or

  . any holder of transfer restricted securities notifies us before the 20th business day following the consummation of the exchange offer that it:

    . is prohibited by law or SEC policy from participating in the exchange offer,

    . may not resell the new notes to the public without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by the holder or

    . is a broker-dealer and holds notes acquired directly from Equistar or any of Equistar's affiliates.

  If we are required to file a shelf registration statement, we will use our reasonable best efforts to cause the SEC to declare effective the shelf registration statement within 60 days after we are required to file a shelf registration statement. In addition, each holder will be required to deliver information to be used in connection with the shelf registration statement in order to have its outstanding notes included in the shelf registration statement. We will also use our reasonable best efforts to keep the shelf registration statement effective for up to two years after August 24, 2001.

  We will have the ability to suspend the shelf registration statement for no more than:

  . 60 days in the aggregate during the first 12 month period after August 24, 2001;

  . 60 days in the aggregate during the 12 month period immediately thereafter; and

  .  90 days in the aggregate during any subsequent 12 month period if we determine, in our reasonable best judgment upon written advice of counsel, that continued effectiveness would require disclosure of confidential information or interfere with any financing, acquisition, reorganization or other material transaction involving Equistar or any of its subsidiaries.

  A holder who sells notes under the shelf registration statement generally will be:

  . required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers,

  . subject to certain of the civil liability provisions under the Securities Act in connection with such sales and

  . bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification obligations).

  In addition, each holder of the notes will be required to deliver information to be used in connection with the shelf registration statement in order to have its notes included in the shelf registration statement, and we will not be required to pay liquidated damages, as defined below, to a holder who has not furnished certain information specified in the registration rights agreement.

  For the purposes of the registration rights agreement, "transfer restricted securities" mean:

  .each outstanding note until the earliest to occur of:

    -- the date on which such note is exchanged in an exchange offer for a new note and entitled to be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act,

    -- the date on which such outstanding note has been disposed of in accordance with the shelf registration statement, and, if the exchange offer has previously been completed, a new note is issued to the purchaser,

    -- the date on which such outstanding note is distributed to the public pursuant to Rule 144 under the Securities Act and, if the exchange offer has previously been completed, a new note is issued to the purchaser or it is saleable pursuant to Rule 144(k), and

  . each new note issued to a broker-dealer in the exchange offer until the date on which such new note is disposed of by a broker-dealer pursuant to the "Plan of Distribution" contemplated by this prospectus (including delivery of this prospectus).

LIQUIDATED DAMAGES

  The registration rights agreement provides that if there is a registration default, we will be obligated to pay liquidated damages to each holder of outstanding notes. A registration default occurs if:

  .  a registration statement is not timely filed with the SEC;

  . a registration statement is not declared effective by the SEC on or before the applicable deadline;

  . the exchange offer is not consummated on or before the 30th business day after the exchange offer registration statement is declared effective; and

  . a registration statement is declared effective but thereafter ceases to be effective or useable.

Liquidated damages will be in an amount equal to $.05 per week per $1,000 in principal amount of outstanding notes held by such holder for each week or portion thereof that the registration default continues for the first 90 day period immediately following the occurrence of such registration default. The amount of the liquidated damages shall increase by an additional $.05 per week per $1,000 in principal amount of outstanding notes with respect to each subsequent 90 day period until all registration defaults have been cured, up to a maximum amount of liquidated damages of $.25 per week per $1,000 in principal amount of outstanding notes. We will not be required to pay liquidated damages for more than one registration default at any given time. Following the cure of all registration defaults, the accrual of liquidated damages will cease. We are not required to pay liquidated damages to a holder who has not furnished to us the information specified in the registration rights agreement.

  We will pay all accrued liquidated damages to eligible holders in the same manner and at the same time as interest on the notes is paid.

                              PLAN OF DISTRIBUTION

  Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the outstanding notes if:

  .  you acquire the new notes in the ordinary course of your business; and

  . you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of new notes.

  Broker-dealers receiving new notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of the new notes.

  We believe that you may not transfer new notes issued under the exchange offer in exchange for the outstanding notes if you are:

  .  our "affiliate" within the meaning of Rule 144 under the Securities Act;

  .  a broker-dealer that acquired outstanding notes directly from us; or

  . a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities without compliance with the registration and prospectus delivery provisions of the Securities Act.

  To date, the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the exchange offer registration statement. In the registration rights agreement, we have agreed to permit participating broker-dealers use of this prospectus in connection with the resale of new notes. We have agreed that, for a period of up to 180 days after the expiration of the exchange offer, we will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests these documents in the letter of transmittal.

  If you wish to exchange your outstanding notes for new notes in the exchange offer, you will be required to make representations to us as described in "The Exchange Offer--Purpose and Effect of the Exchange Offer" and "The Exchange Offer--Your Representations to Us" of this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of new notes.

  We will not receive any proceeds form any sale of new notes by broker-dealers. Broker-dealers who receive new notes for their own account in the exchange offer may sell them from time to time in one or more transactions either:

  .  in the over-the-counter market;

  .  in negotiated transactions;

  . through the writing of options on the new notes or a combination of methods of resale; or

  .  at prices related to prevailing market prices or negotiated prices.

  Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions form any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes it received for its own account in the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of new notes and any commissions or concessions or received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealers. We will indemnify holders of the outstanding notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act, as provided in the registration rights agreement.

                                 LEGAL MATTERS

  Baker Botts L.L.P, Houston, Texas, counsel for Equistar and Equistar Funding, has issued an opinion about the legality of the new notes.

                                    EXPERTS

  The consolidated financial statements for Equistar Chemicals, LP as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated balance sheet of Lyondell Chemical Company as of December 31, 2000 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated balance sheet of Millennium Chemicals, Inc. as of December 31, 2000 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated balance sheet of Occidental Chemical Holding Corporation as of December 31, 2000 included in this prospectus, have been audited by Arthur Andersen, LLP independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                          FORWARD-LOOKING INFORMATION

  Some of the statements contained in this prospectus are "forward-looking statements" within the meaning of the federal securities laws. Although we believe the expectations reflected in any forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and we can give no assurance that these expectations will prove to have been correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including:

  .  the cyclical nature of the chemical industry;

  .  uncertainties associated with the economy;

  . substantial chemical industry capacity additions resulting in oversupply and declining prices and margins;

  .  the availability and cost of raw materials;

  .  the availability of capital markets;

  .  current and potential governmental regulatory actions;

  . operating interruptions, including leaks, explosions, fires, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks; and

  . our ability to implement our business strategies, including cost reductions.

  Many of these factors are beyond our ability to control or predict. Any one of these factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. See "Risk Factors." Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on forward-looking statements or present or prior earnings levels.

  Forward-looking statements in this prospectus or any documents we reference in this prospectus are identifiable by use of the following words and other similar expressions, among others:

  .  estimate           .  will              .  budget            .  forecast
  .  intend             .  project           .  could             .  should
  .  expect             .  anticipate        .  plan              .  may
                                             .  believe


  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise. All oral or written forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and, once occupied, at 233 Broadway, New York, New York, 10279. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov. Our SEC filings are also available from our Website at www.equistarchem.com. Information contained on our Website or any other Website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

  While the notes remain outstanding, and if we are not required to file reports under the Securities Exchange Act of 1934, we will furnish to you or any prospective purchaser designated by you, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, to allow you to comply with Rule 144A in connection with resales of the notes.

  We are "incorporating by reference" into this prospectus information we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference the following documents that we have filed with the SEC:

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

  . our Quarterly Reports on Form 10-Q for the three months ended March 31, 2001 and June 30, 2001; and

  . our current reports on Form 8-K dated August 1, 2001, August 7, 2001, August 15, 2001 and August 28, 2001.

  Also incorporated by reference are all documents we file with the SEC before termination of this exchange offer under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

  You may also obtain a copy of our filings with the SEC as well as copies of the indenture, registration rights agreement and other documents described herein, other than an exhibit to those filings unless we have specifically incorporated an exhibit by reference, at no cost, by writing to or telephoning us at the following address:

                             Equistar Chemicals, LP
                            1221 McKinney, Suite 700
                              Houston, Texas 77010
                            Attn: Investor Relations
                                 (713) 652-7200

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          -----
EQUISTAR CHEMICALS, LP
  Unaudited Financial Statements
    Consolidated Statements of Income--Three and Six Months Ended June
     30, 2001 and 2000...................................................   F-2
    Consolidated Balance Sheets--As of June 30, 2001 and December 31,
     2000................................................................   F-3
    Consolidated Statements of Cash Flows--Six Months Ended June 30, 2001
     and 2000............................................................   F-4
    Notes to Consolidated Financial Statements...........................   F-5
  Audited Financial Statements
    Report of Independent Accountants....................................  F-12
    Consolidated Statements of Income--Years Ended December 31, 2000,
     1999 and 1998.......................................................  F-13
    Consolidated Balance Sheets--As of December 31, 2000 and 1999........  F-14
    Consolidated Statements of Cash Flows--Years Ended December 31, 2000,
     1999 and 1998.......................................................  F-15
    Consolidated Statements of Partners' Capital--Years Ended December
     31, 2000, 1999
     and 1998............................................................  F-16
    Notes to Consolidated Financial Statements...........................  F-17

  The consolidated balance sheets and notes thereto of each of Lyondell
Chemical Company on pages F-35 through F-68, Millennium Chemicals Inc. on pages F-69 - F-93 and Occidental Chemical Holding Corporation on pages F-
94 through F-112 are included because each such company guarantees to Equistar certain obligations of its wholly owned subsidiary that serves as a general partner of Equistar.

LYONDELL CHEMICAL COMPANY
  Unaudited Consolidated Balance Sheet
    Consolidated Balance Sheet--As of June 30, 2001......................  F-35
    Notes to Consolidated Balance Sheet .................................  F-36
  Audited Consolidated Balance Sheet
    Report of Independent Accountants....................................  F-46
    Consolidated Balance Sheet--As of December 31, 2000..................  F-47
    Notes to Consolidated Balance Sheet..................................  F-48
MILLENNIUM CHEMICALS INC.
  Unaudited Consolidated Balance Sheet
    Consolidated Balance Sheet--As of June 30, 2001......................  F-69
    Notes to Consolidated Balance Sheet .................................  F-70
  Audited Consolidated Balance Sheet
    Report of Independent Accountants....................................  F-79
    Consolidated Balance Sheet--As of December 31, 2000..................  F-80
    Notes to Consolidated Balance Sheet..................................  F-81
OCCIDENTAL CHEMICAL HOLDING CORPORATION
  Unaudited Consolidated Balance Sheet
    Consolidated Balance Sheet--As of June 30, 2001......................  F-94
    Notes to Consolidated Balance Sheet..................................  F-95
  Audited Consolidated Balance Sheet
    Report of Independent Public Accountants.............................  F-99
    Consolidated Balance Sheet--As of December 31, 2000.................. F-100
    Notes to Consolidated Balance Sheet.................................. F-101

                             EQUISTAR CHEMICALS, LP

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                                 FOR THE SIX
                                        FOR THE THREE MONTHS    MONTHS ENDED
                                           ENDED JUNE 30,         JUNE 30,
                                        ----------------------  --------------
MILLIONS OF DOLLARS                        2001        2000      2001    2000
-------------------                     ----------  ----------  ------  ------
SALES AND OTHER OPERATING REVENUES:
  Unrelated parties.................... $    1,239  $    1,426  $2,552  $2,862
  Related parties......................        361         473     821     895
                                        ----------  ----------  ------  ------
                                             1,600       1,899   3,373   3,757
OPERATING COSTS AND EXPENSES:
  Cost of sales:
    Unrelated parties..................      1,194       1,257   2,507   2,588
    Related parties....................        328         377     738     744
  Selling, general and administrative
   expenses............................         45          49      91      93
  Research and development expense.....         10          10      20      19
  Amortization of goodwill.............          9           8      17      16
  Unusual charges......................        --          --       22     --
                                        ----------  ----------  ------  ------
                                             1,586       1,701   3,395   3,460
                                        ----------  ----------  ------  ------
  Operating income (loss)..............         14         198     (22)    297
Interest expense.......................        (45)        (45)    (91)    (91)
Interest income........................        --            1     --        2
Other income (expense), net............          1          (2)      6     --
                                        ----------  ----------  ------  ------
NET INCOME (LOSS)...................... $      (30) $      152  $ (107) $  208
                                        ==========  ==========  ======  ======


                See Notes to Consolidated Financial Statements.

                             EQUISTAR CHEMICALS, LP

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                       JUNE 30, DECEMBER 31,
MILLIONS OF DOLLARS                                      2001       2000
-------------------                                    -------- ------------
                        ASSETS
Current assets:
  Cash and cash equivalents...........................  $   57     $   18
  Accounts receivable:
    Trade, net........................................     477        568
    Related parties...................................     134        190
  Inventories.........................................     542        506
  Prepaid expenses and other current assets...........      21         50
                                                        ------     ------
    Total current assets..............................   1,231      1,332
Property, plant and equipment, net....................   3,759      3,819
Investment in PD Glycol...............................      52         53
Goodwill, net.........................................   1,069      1,086
Other assets..........................................     280        292
                                                        ------     ------
Total assets..........................................  $6,391     $6,582
                                                        ======     ======
          LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Accounts payable:
    Trade.............................................  $  380     $  426
    Related parties...................................      34         61
  Current maturities of long-term debt................     190         90
  Other accrued liabilities...........................     150        166
                                                        ------     ------
    Total current liabilities.........................     754        743
Long-term debt, less current maturities...............   2,058      2,158
Other liabilities.....................................     149        141
Commitments and contingencies
Partners' capital:
  Partners' accounts..................................   3,432      3,540
  Accumulated other comprehensive loss................      (2)       --
                                                        ------     ------    ---
    Total partners' capital...........................   3,430      3,540
                                                        ------     ------
Total liabilities and partners' capital...............  $6,391     $6,582
                                                        ======     ======

                See Notes to Consolidated Financial Statements.

                             EQUISTAR CHEMICALS, LP

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                 FOR THE SIX
                                                                 MONTHS ENDED
                                                                   JUNE 30,
                                                                 -------------
MILLIONS OF DOLLARS                                               2001   2000
-------------------                                              ------  -----
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss).............................................. $ (107) $ 208
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization.................................    159    152
  Decrease (increase) in accounts receivable....................    145    (81)
  Increase in inventories.......................................    (34)   (43)
  (Decrease) increase in accounts payable.......................    (73)    98
  Decrease in other accrued liabilities.........................    (16)   (90)
  Net change in other working capital accounts..................     29      9
  Net (gain) loss on disposition of property, plant and equip-
   ment.........................................................     (3)     2
  Other.........................................................     (5)     4
                                                                 ------  -----
    Net cash provided by operating activities...................     95    259
                                                                 ------  -----
CASH FLOWS FROM INVESTING ACTIVITIES:
 Expenditures for property, plant and equipment.................    (53)   (48)
 Purchase of business from AT Plastics, Inc.....................     (7)   --
 Proceeds from sales of assets..................................      4      3
                                                                 ------  -----
    Net cash used in investing activities.......................    (56)   (45)
                                                                 ------  -----
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowing under lines of credit............................    --      20
 Repayment of long-term debt....................................    --     (42)
 Distributions to partners......................................    --    (230)
                                                                 ------  -----
    Net cash used in financing activities.......................    --    (252)
                                                                 ------  -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     39    (38)
Cash and cash equivalents at beginning of period................     18    108
                                                                 ------  -----
Cash and cash equivalents at end of period...................... $   57  $  70
                                                                 ======  =====

                See Notes to Consolidated Financial Statements.

                             EQUISTAR CHEMICALS, LP

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.BASIS OF PREPARATION

  The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2000 included in the Equistar Chemicals, LP ("Equistar" or "Partnership") 2000 Annual Report on Form 10-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2.COMPANY OPERATIONS

  Equistar is a Delaware limited partnership, which commenced operations on December 1, 1997. Equistar is owned 41% by Lyondell Chemical Company ("Lyondell"), 29.5% by Millennium Chemicals Inc. ("Millennium), and 29.5% by Occidental Petroleum Corporation ("Occidental").

  Equistar owns and operates the petrochemicals and polymers businesses contributed by Lyondell, Millennium and Occidental ("Contributed Businesses") which consist of 18 manufacturing facilities primarily on the U.S. Gulf Coast and in the U.S. Midwest. The petrochemicals segment manufactures and markets olefins, oxygenated products, aromatics and specialty products. Olefins include ethylene, propylene and butadiene, and oxygenated products include ethylene oxide, ethylene glycol, ethanol and methyl tertiary butyl ether ("MTBE"). The petrochemicals segment also includes the production and sale of aromatics, including benzene and toluene. The polymers segment manufactures and markets polyolefins, including high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE"), linear low-density polyethylene ("LLDPE"), polypropylene, and performance polymers, all of which are used in the production of a wide variety of consumer and industrial products. The performance polymers include enhanced grades of polyethylene, including wire and cable insulating resins, and polymeric powders. Effective June 1, 2001, Equistar expanded its wire and cable business through the acquisition of the low- and medium-voltage power cable materials business of AT Plastics, Inc. Equistar accounted for the acquisition as a purchase, allocating $5 million of the purchase price to property, plant and equipment and $2 million to inventory.

3.UNUSUAL CHARGES

  Equistar discontinued production at its Port Arthur, Texas polyethylene facility on February 28, 2001 and shut down the facility. The asset values of the Port Arthur production units were previously adjusted as part of a $96 million restructuring charge recognized in 1999. During the first quarter 2001, Equistar recorded a $22 million additional charge, which included environmental remediation liabilities of $7 million (see Note 8), severance benefits of $5 million, pension benefits of $2 million, and other exit costs of $3 million. The severance and pension benefits covered approximately 125 people employed at the Port Arthur facility. The remaining $5 million of the charge relates primarily to the write down of certain inventories. Payments of $3 million and $1 million for severance and exit costs, respectively, were made through June 30, 2001.

                             EQUISTAR CHEMICALS, LP

4.INVENTORIES

  The components of inventories consisted of the following:

                                                           JUNE 30, DECEMBER 31,
   MILLIONS OF DOLLARS                                       2001       2000
   -------------------                                     -------- ------------
   Finished goods.........................................   $266       $273
   Work-in-process........................................     24         16
   Raw materials..........................................    159        123
   Materials and supplies.................................     93         94
                                                             ----       ----
     Total inventories....................................   $542       $506
                                                             ====       ====

5.PROPERTY, PLANT AND EQUIPMENT, NET

  The components of property, plant and equipment, at cost, and the related accumulated depreciation consisted of the following:

                                                           JUNE 30, DECEMBER 31,
   MILLIONS OF DOLLARS                                       2001       2000
   -------------------                                     -------- ------------
   Land...................................................  $   81     $   78
   Manufacturing facilities and equipment.................   5,849      5,769
   Construction in progress...............................     105        134
                                                            ------     ------
     Total property, plant and equipment..................   6,035      5,981
   Less accumulated depreciation..........................   2,276      2,162
                                                            ------     ------
     Property, plant and equipment, net...................  $3,759     $3,819
                                                            ======     ======

6.LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                           JUNE 30, DECEMBER 31,
   MILLIONS OF DOLLARS                                       2001       2000
   -------------------                                     -------- ------------
   Bank credit facilities:
     5-year revolving credit facility.....................  $  820     $  820
   Other debt obligations:
     Medium-term notes (due 2001-2005)....................     121        121
     9.125% Notes due 2002................................     100        100
     8.50% Notes due 2004.................................     300        300
     6.50% Notes due 2006.................................     150        150
     8.75% Notes due 2009.................................     598        598
     7.55% Debentures due 2026............................     150        150
     Other................................................       9          9
                                                            ------     ------
       Total long-term debt...............................   2,248      2,248
   Less current maturities................................     190         90
                                                            ------     ------
       Total long-term debt, net..........................  $2,058     $2,158
                                                            ======     ======

  In March 2001, Equistar secured an amendment to its credit facility making certain financial ratio requirements less restrictive. As a result of the amendment, the interest rate on the credit facility was increased from LIBOR plus 5/8 of 1% to LIBOR plus 8/10 of 1%.

                             EQUISTAR CHEMICALS, LP

  Equistar expects to implement a new financing package in the third quarter of 2001. The financing will include an underwritten secured $1.0 billion credit facility with term and revolving credit facilities. The financing also contemplates $500 million of 7-year, non-call senior unsecured notes, which will rank pari passu with existing Equistar notes. The term and revolving credit facilities will extend the maturity of Equistar's existing credit facility. In addition, given the poor current business environment, Equistar anticipates that certain financial ratio requirements will be less restrictive in the term and revolving credit facilities. The senior unsecured notes will be offered only to qualified institutional buyers. Such notes will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an application exemption from registration.

  Lyondell remains a guarantor of certain Equistar debt. The consolidated financial statements (unaudited) of Lyondell are filed as an exhibit to Equistar's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.

7.DERIVATIVE FINANCIAL INSTRUMENTS

  Equistar enters into over-the-counter "derivatives", or price swap contracts, for crude oil with Occidental Energy Marketing, Inc., a subsidiary of Occidental, to help manage its exposure to commodity price risk with respect to crude-oil related raw material purchases.

  As of January 1, 2001, Equistar adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. Under SFAS No. 133, all derivative instruments are recorded on the balance sheet at fair value. Currently, Equistar primarily uses cash flow hedges. Gains or losses from changes in the fair value of the derivative used in a cash flow hedge are deferred in accumulated other comprehensive income, to the extent the hedge is effective, and subsequently reclassified to earnings to offset the impact of the forecasted transaction.

  Equistar's Partnership Governance Committee has authorized Equistar to enter into certain hedge transactions, but does not permit speculative positions. Equistar formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedge transaction, the nature of the risk being hedged and the method for assessing the hedging instrument's effectiveness. Both at the inception of the hedge and on an ongoing quarterly basis, Equistar assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

  At December 31, 2000, price swap contracts covering 5.1 million barrels of crude oil were outstanding. The carrying value and fair market value of these derivative instruments at December 31, 2000 represented a liability of $13 million and was based on quoted market prices. The related loss was deferred on the consolidated balance sheet. On January 1, 2001, in accordance with the transition provisions of SFAS No. 133, Equistar reclassified the deferred loss of $13 million to accumulated other comprehensive income as a transition adjustment, representing the cumulative effect of an accounting change (see
Note 9).

  As of June 30, 2001, the outstanding price swap contracts, which mature from July 2001 through March 2002, covered 7.2 million barrels of crude oil. The contracts were recognized at their fair value on June 30, 2001, resulting in an unrealized loss of $2 million, of which 97% was deemed effective and recognized in accumulated other comprehensive income. The ineffective portion, which was less than $1 million, was recorded as a component of cost of sales in the consolidated statements of income. The $2 million loss recorded in accumulated other comprehensive income includes the unrecognized portion of the transition adjustment and is expected to be reclassified to the consolidated statements of income from July 2001 through March 2002.

                             EQUISTAR CHEMICALS, LP

  During the second quarter 2001, Equistar entered into put options covering
1.9 million barrels of crude oil. The put options were not treated as hedges for financial reporting purposes, but are intended to reduce Equistar's crude oil-based raw material costs. As of June 30, 2001, the outstanding put option contracts, which mature from August 2001 through December 2001, covered 1.7 million barrels of crude oil.

  The following table summarizes activity affecting the fair value of derivative instruments for the three and six months ended June 30, 2001:

                                                                   FOR THE SIX
                                                     FOR THE THREE MONTHS ENDED
                                                     MONTHS ENDED    JUNE 30,
MILLIONS OF DOLLARS                                  JUNE 30, 2001     2001
-------------------                                  ------------- ------------
Accumulated other comprehensive income (loss):
  Balance at beginning of period....................      $(2)        $ --
  January 1, 2001 transition adjustment--reclassifi-
   cation of December 31, 2000 deferred loss........      --            (13)
  Unrealized gains on derivative instruments........        8            18
  Reclassification of realized gains on maturing de-
   rivative instruments to earnings.................       (8)           (7)
                                                          ---         -----
  Unrealized loss on derivative instruments at June
   30, 2001.........................................      $(2)        $  (2)
                                                          ===         =====

8.COMMITMENTS AND CONTINGENCIES

  Commitments--Equistar has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

  Indemnification Arrangements--Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses contributed by the partners. In addition, Equistar agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted prior to December 1, 2004 for Lyondell and Millennium, and May 15, 2005 for Occidental, to the extent the aggregate thereof does not exceed $7 million to each partner, subject to certain terms of the respective asset contribution agreements. As of June 30, 2001, Equistar had incurred a total of $17 million for these uninsured claims and liabilities. Equistar also agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted for the first time after December 1, 2004 for Lyondell and Millennium, and for the first time after May 15, 2005 for Occidental.

  Environmental--Equistar's policy is to be in compliance with all applicable environmental laws. Equistar is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. Equistar cannot accurately predict future developments, such as increasingly strict requirements of environmental laws, inspection and enforcement policies and compliance costs therefrom which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. Equistar's accrued liability for environmental matters as of June 30, 2001 was $7 million and related to the Port Arthur facility, which was permanently shut down on February 28, 2001.

  The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency ("EPA"). As a result, the Texas Natural Resource Conservation Commission ("TNRCC") has submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. Ozone is a product of the reaction between volatile organic compounds ("VOCs") and nitrogen oxides ("NOx") in the presence of sunlight, and is a principal component of smog.

                             EQUISTAR CHEMICALS, LP

The proposed plans for meeting the ozone standard focus on significant reductions in NOx emissions. NOx emission reduction controls must be installed at each of Equistar's six plants located in the Houston/Galveston region during the next several years, well in advance of the 2007 deadline. Compliance with the plan will result in increased capital investment, which could be between $150 million and $300 million before the 2007 deadline, as well as higher annual operating costs for Equistar. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. Equistar has been actively involved with a number of organizations to help solve the ozone problem in the most cost-effective manner and, in January 2001, Equistar and an organization composed of industry participants filed a lawsuit against the TNRCC to encourage adoption of their alternative plan to achieve the same air quality improvement with less negative economic impact on the region. In June 2001, the parties entered into a consent order with respect to the lawsuit. Pursuant to the consent order, the TNRCC agreed to review, by June 2002, the scientific data for ozone formation in the Houston/Galveston region. If the TNRCC scientific review supports the industry group proposal, the TNRCC has agreed to revise the NOx emission reduction requirements set forth in its original plan. Such revision of the NOx emission reduction requirements would reduce Equistar's estimated capital investments required to comply with the plans for meeting the ozone standard.

  In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, while studies by federal and state agencies and other organizations have shown that MTBE is safe for use in gasoline, is not carcinogenic and is effective in reducing automotive emissions, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern that MTBE may, in certain limited circumstances, affect the taste and odor of drinking water supplies, and thereby lead to possible public concerns.

  Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. Such actions, to be effective, would require (i) a waiver of the state's oxygenate mandate, (ii) Congressional action in the form of an amendment to the Clean Air Act or (iii) replacement of MTBE with another oxygenate such as ethanol, a more costly, untested, and less widely available additive. California has twice sought a waiver of its oxygenate mandate. California's request was denied by both the Clinton Administration and the Bush Administration. At the federal level, a blue ribbon panel appointed by the EPA issued its report on July 27, 1999. That report recommended, among other things, reducing the use of MTBE in gasoline. During 2000, the EPA announced its intent to seek legislative changes from Congress to give the EPA authority to ban MTBE over a three-year period. Such action would only be granted through amendments to the Clean Air Act. Additionally, the EPA is seeking a ban of MTBE utilizing rulemaking authority contained in the Toxic Substance Control Act. It would take at least three years for such a rule to issue. In January 2001, however, senior policy analysts at the U.S. Department of Energy presented a study stating that banning MTBE would create significant economic risk. The study did not identify any benefits from banning MTBE. Additionally, in early 2001, after a thorough evaluation of MTBE conducted in connection with proposed amendments to the 1998 European Council directive on gasoline and diesel fuel specifications, the European Union concluded that the use of MTBE in gasoline does not present a health risk to the community or a risk to the environment, and decided not to restrict the use of MTBE in the European Union. The EPA initiatives mentioned above or other governmental actions could result in a significant reduction in Equistar's MTBE sales. Equistar has developed technologies to convert its process to produce alternate gasoline blending components should it be necessary to reduce MTBE production in the future.

  General--The Partnership is also subject to various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the financial statements or liquidity of Equistar.

                             EQUISTAR CHEMICALS, LP

  In the opinion of management, any liability arising from the matters discussed in this Note is not expected to have a material adverse effect on the financial statements or liquidity of Equistar. However, the adverse resolution in any reporting period of one or more of these matters discussed in this Note could have a material impact on Equistar's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

9.COMPREHENSIVE INCOME

  Comprehensive income (loss) consisted of the following:

                                                          FOR THE
                                                           THREE     FOR THE
                                                          MONTHS    SIX MONTHS
                                                           ENDED    ENDED JUNE
                                                         JUNE 30,      30,
                                                         ---------- -----------
                                                         2001  2000 2001   2000
                                                         ----  ---- -----  ----
Net income (loss)....................................... $(30) $152 $(107) $208
Other comprehensive income (loss):
  SFAS No. 133 transition adjustment....................  --    --    (13)  --
  Unrealized gains on derivative instruments--effective
   portion..............................................    8   --     18   --
  Reclassification of gains on derivative instruments to
   earnings.............................................   (8)  --     (7)  --
  Unrealized gains on securities........................    1   --    --    --
                                                         ----  ---- -----  ----
Total other comprehensive income (loss).................    1   --     (2)  --
                                                         ----  ---- -----  ----
Comprehensive income (loss)............................. $(29) $152 $(109) $208
                                                         ====  ==== =====  ====

  The transition adjustment represents the cumulative effect of an accounting change, resulting from the adoption of SFAS No. 133 as of January 1, 2001.

  Equistar accounts for certain investments as "available-for-sale" securities in accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, changes in the fair value of the investments are recognized in the balance sheet and the unrealized holding gains and losses are recognized in other comprehensive income.

                             EQUISTAR CHEMICALS, LP

10.SEGMENT AND RELATED INFORMATION

  Equistar has two reportable segments in which it operates: (i) petrochemicals; and (ii) polymers. Summarized financial information concerning Equistar's reportable segments is shown in the following table:

MILLIONS OF DOLLARS       PETROCHEMICALS POLYMERS UNALLOCATED ELIMINATIONS TOTAL
-------------------       -------------- -------- ----------- ------------ ------
FOR THE THREE MONTHS
 ENDED JUNE 30, 2001:
Sales and other operat-
 ing revenues:
  Customers.............      $1,084      $  516     $ --        $ --      $1,600
  Intersegment..........         391         --        --         (391)       --
                              ------      ------     -----       -----     ------
Total sales and operat-
 ing revenues...........       1,475         516       --         (391)     1,600
Operating income
 (loss).................          81         (23)      (44)        --          14
Interest expense........         --          --        (45)        --         (45)
Other income, net.......         --          --          1         --           1
Net income (loss).......          81         (23)      (88)        --         (30)

FOR THE THREE MONTHS
 ENDED JUNE 30, 2000:
Sales and other operat-
 ing revenues:
  Customers.............      $1,304      $  595     $ --        $ --      $1,899
  Intersegment..........         466         --        --         (466)       --
                              ------      ------     -----       -----     ------
Total sales and operat-
 ing revenues...........       1,770         595       --         (466)     1,899
Operating income
 (loss).................         267         (23)      (46)        --         198
Interest expense........         --          --        (45)        --         (45)
Interest income.........         --          --          1         --           1
Other expense, net......         --          --         (2)        --          (2)
Net income (loss).......         267         (23)      (92)        --         152
FOR THE SIX MONTHS ENDED
 JUNE 30, 2001:
Sales and other operat-
 ing revenues:
  Customers.............      $2,315      $1,058     $ --        $ --      $3,373
  Intersegment..........         849         --        --         (849)       --
                              ------      ------     -----       -----     ------
Total sales and operat-
 ing revenues...........       3,164       1,058       --         (849)     3,373
Operating income
 (loss).................         196        (112)     (106)        --         (22)
Interest expense........         --          --        (91)        --         (91)
Other income, net.......         --          --          6         --           6
Net income (loss).......         196        (112)     (191)        --        (107)

FOR THE SIX MONTHS ENDED
 JUNE 30, 2000:
Sales and other operat-
 ing revenues:
  Customers.............      $2,546      $1,211     $ --        $ --      $3,757
  Intersegment..........         940         --        --         (940)       --
                              ------      ------     -----       -----     ------
Total sales and operat-
 ing revenues...........       3,486       1,211       --         (940)     3,757
Operating income
 (loss).................         439         (54)      (88)        --         297
Interest expense........         --          --        (91)        --         (91)
Interest income.........         --          --          2         --           2
Net income (loss).......         439         (54)     (177)        --         208


  The "Operating income (loss)" amounts presented above in the "Unallocated" column consist of expenses not allocated to the petrochemicals and polymers segments, principally general and administrative expenses. Additionally, for the six months ended June 30, 2001, the $106 million includes $22 million of unusual charges related to the Port Arthur shutdown costs.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partnership Governance Committee
 of Equistar Chemicals, LP

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of Equistar Chemicals, LP (the "Partnership") and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 12, 2001

                             EQUISTAR CHEMICALS, LP

                       CONSOLIDATED STATEMENTS OF INCOME

                                                          FOR THE YEAR ENDED
                                                             DECEMBER 31,
                                                         ----------------------
MILLIONS OF DOLLARS                                       2000    1999    1998
-------------------                                      ------  ------  ------
SALES AND OTHER OPERATING REVENUES:
  Unrelated parties..................................... $5,770  $4,506  $3,987
  Related parties.......................................  1,725   1,088     537
                                                         ------  ------  ------
                                                          7,495   5,594   4,524
                                                         ------  ------  ------
OPERATING COSTS AND EXPENSES:
  Cost of sales:
    Unrelated parties...................................  5,417   4,069   3,437
    Related parties.....................................  1,491     933     491
  Selling, general and administrative expenses..........    182     259     229
  Research and development expense......................     38      42      40
  Amortization of goodwill and other intangibles........     33      33      31
  Restructuring and other unusual charges...............    --       96      14
                                                         ------  ------  ------
                                                          7,161   5,432   4,242
                                                         ------  ------  ------
  Operating income......................................    334     162     282
Interest expense........................................   (185)   (182)   (156)
Interest income.........................................      4       6      17
Other income, net.......................................    --       46     --
                                                         ------  ------  ------
NET INCOME AND COMPREHENSIVE INCOME..................... $  153  $   32  $  143
                                                         ======  ======  ======



                See Notes to Consolidated Financial Statements.

                             EQUISTAR CHEMICALS, LP

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                                  -------------
MILLIONS OF DOLLARS                                                2000   1999
-------------------                                               ------ ------
                             ASSETS
Current assets:
  Cash and cash equivalents...................................... $   18 $  108
  Accounts receivable:
    Trade, net...................................................    568    491
    Related parties..............................................    190    209
  Inventories....................................................    506    520
  Prepaid expenses and other current assets......................     50     32
                                                                  ------ ------
    Total current assets.........................................  1,332  1,360
Property, plant and equipment, net...............................  3,819  3,926
Investment in PD Glycol..........................................     53     52
Goodwill, net....................................................  1,086  1,119
Other assets.....................................................    292    279
                                                                  ------ ------
    Total assets................................................. $6,582 $6,736
                                                                  ====== ======
                LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Accounts payable:
    Trade........................................................ $  426 $  424
    Related parties..............................................     61     35
  Current maturities of long-term debt...........................     90     92
  Other accrued liabilities......................................    166    233
                                                                  ------ ------
    Total current liabilities....................................    743    784
Long-term debt, less current maturities..........................  2,158  2,169
Other liabilities................................................    141    121
Commitments and contingencies....................................    --     --
Partners' capital................................................  3,540  3,662
                                                                  ------ ------
Total liabilities and partners' capital.......................... $6,582 $6,736
                                                                  ====== ======


                See Notes to Consolidated Financial Statements.

                             EQUISTAR CHEMICALS, LP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEAR
                                                             ENDED DECEMBER
                                                                  31,
                                                            ------------------
MILLIONS OF DOLLARS                                         2000  1999   1998
-------------------                                         ----  ----  ------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income................................................ $153  $ 32  $  143
 Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization............................  310   300     268
  Net loss on disposition of assets........................    5    35       8
  (Increase) decrease in accounts receivable...............  (58) (213)    105
  Decrease in receivables from partners....................  --    --      150
  Decrease in inventories..................................   14    17     118
  Increase in accounts payable.............................   28   119      98
  Decrease in payables to partners.........................  --     (6)    (66)
  (Decrease) increase in other accrued liabilities.........  (65)   82      64
  Net change in other working capital accounts.............  (18)   (5)      2
  Other....................................................  (30)  (17)    (59)
                                                            ----  ----  ------
    Net cash provided by operating activities..............  339   344     831
                                                            ----  ----  ------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Expenditures for property, plant and equipment............ (131) (157)   (200)
 Proceeds from sales of assets.............................    4    75       3
                                                            ----  ----  ------
    Net cash used in investing activities.................. (127)  (82)   (197)
                                                            ----  ----  ------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowing (payments) under lines of credit............   20  (502)    502
 Proceeds from issuance of long-term debt..................  --    898     --
 Payment of debt issuance costs............................  --     (6)    --
 Repayments of long-term debt..............................  (42) (150)    (35)
 Repayments of obligations under capital leases............  --   (205)    --
 Distributions to partners................................. (280) (255) (1,421)
 Proceeds from Lyondell note repayment.....................  --    --      345
                                                            ----  ----  ------
    Net cash used in financing activities.................. (302) (220)   (609)
                                                            ----  ----  ------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...........  (90)   42      25
Cash and cash equivalents at beginning of period...........  108    66      41
                                                            ----  ----  ------
Cash and cash equivalents at end of period................. $ 18  $108  $   66
                                                            ====  ====  ======

                See Notes to Consolidated Financial Statements.

                             EQUISTAR CHEMICALS, LP

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

MILLIONS OF DOLLARS                       LYONDELL MILLENNIUM OCCIDENTAL TOTAL
-------------------                       -------- ---------- ---------- ------
BALANCE AT JANUARY 1, 1998...............  $1,055    $2,008     $  --    $3,063
  Capital contributions:
    Net assets...........................     --        --       2,097    2,097
    Other................................     (14)        9          8        3
  Net income (loss)......................      84        64         (5)     143
  Distributions to partners..............    (512)     (460)      (449)  (1,421)
                                           ------    ------     ------   ------
BALANCE AT DECEMBER 31, 1998.............     613     1,621      1,651    3,885
  Net income.............................      14         9          9       32
  Distributions to partners..............    (105)      (75)       (75)    (255)
                                           ------    ------     ------   ------
BALANCE AT DECEMBER 31, 1999.............     522     1,555      1,585    3,662
  Net income.............................      63        45         45      153
  Distributions to partners..............    (114)      (83)       (83)    (280)
  Other..................................       5       --         --         5
                                           ------    ------     ------   ------
BALANCE AT DECEMBER 31, 2000.............  $  476    $1,517     $1,547   $3,540
                                           ======    ======     ======   ======




                See Notes to Consolidated Financial Statements.

                             EQUISTAR CHEMICALS, LP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.FORMATION OF THE PARTNERSHIP AND OPERATIONS

  Pursuant to a partnership agreement ("Partnership Agreement"), Lyondell Chemical Company ("Lyondell") and Millennium Chemicals Inc. ("Millennium") formed Equistar Chemicals, LP ("Equistar" or "Partnership"), a Delaware limited partnership, which commenced operations on December 1, 1997. From December 1, 1997 to May 15, 1998, Equistar was owned 57% by Lyondell and 43% by Millennium. Lyondell owns its interest in Equistar through two wholly owned subsidiaries, Lyondell Petrochemical G.P. Inc. and Lyondell Petrochemical L.P. Inc. ("Lyondell LP"). Millennium also owns its interest in Equistar through two wholly owned subsidiaries, Millennium Petrochemicals GP LLC and Millennium Petrochemicals LP LLC ("Millennium LP").

  On May 15, 1998, Equistar was expanded with the contribution of certain assets from Occidental Petroleum Corporation ("Occidental") (see Note 3). These assets included the ethylene, propylene and ethylene oxide ("EO") and EO derivatives businesses and certain pipeline assets held by Oxy Petrochemicals Inc. ("Oxy Petrochemicals"), a former subsidiary of Occidental, a 50% interest in a joint venture ("PD Glycol") between PDG Chemical Inc. and E.I. DuPont de Nemours and Company, and a lease to Equistar of the Lake Charles, Louisiana olefins plant and related pipelines held by Occidental Chemical Corporation ("Occidental Chemical") (collectively, "Occidental Contributed Business"). Occidental Chemical and PDG Chemical Inc. are both wholly owned, indirect subsidiaries of Occidental. The Occidental Contributed Business included olefins plants at Corpus Christi and Chocolate Bayou, Texas, EO/ethylene glycol ("EG") and EG derivatives businesses located at Bayport, Texas, Occidental's 50% ownership of PD Glycol which operates EO/EG plants at Beaumont, Texas, 950 miles of owned and leased ethylene/propylene pipelines, and the lease to Equistar of the Lake Charles, Louisiana olefins plant and related pipelines.

  In exchange for the Occidental Contributed Business, two subsidiaries of Occidental were admitted as limited partners and a third subsidiary was admitted as a general partner in Equistar for an aggregate partnership interest of 29.5%. In addition, Equistar assumed approximately $205 million of Occidental indebtedness and Equistar issued a promissory note to an Occidental subsidiary in the amount of $420 million, which was subsequently paid in cash in June 1998. In connection with the contribution of the Occidental Contributed Business and the reduction of Millennium's and Lyondell's ownership interests in the Partnership, Equistar also issued a promissory note to Millennium LP in the amount of $75 million, which was subsequently paid in June 1998. These payments are included in "Distributions to partners" in the accompanying Statements of Partners' Capital and of Cash Flows. The consideration paid for the Occidental Contributed Business was determined based upon arms-length negotiations between Lyondell, Millennium and Occidental. In connection with the transaction, Equistar and Occidental also entered into a long-term agreement for Equistar to supply the ethylene requirements for Occidental Chemical's U.S. manufacturing plants.

  Upon completion of this transaction, Equistar is now owned 41% by Lyondell, 29.5% by Millennium and 29.5% by Occidental, all through wholly owned subsidiaries.

  Equistar owns and operates the petrochemicals and polymers businesses contributed by Lyondell, Millennium and Occidental ("Contributed Businesses"), which consist of 17 manufacturing facilities primarily on the U.S. Gulf Coast and in the U.S. Midwest. The petrochemicals segment manufactures and markets olefins, oxygenated products, aromatics and specialty products. Olefins include ethylene, propylene and butadiene, and oxygenated products include ethylene oxide, ethylene glycol, ethanol and methyl tertiary butyl ether ("MTBE"). The petrochemicals segment also includes the production and sale of aromatics, including benzene and toluene. The polymers segment manufactures and markets polyolefins, including high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE"), linear low-density polyethylene ("LLDPE"), polypropylene, and performance polymers, all of which are used in the production of a wide variety of

                             EQUISTAR CHEMICALS, LP
consumer and industrial products. The performance polymers include enhanced grades of polyethylene, including wire and cable insulating resins, and polymeric powders. The concentrates and compounds business, which was part of performance polymers products, was sold effective April 30, 1999 (see Note 5).

  The Partnership Agreement provides that Equistar is governed by a Partnership Governance Committee consisting of nine representatives, three appointed by each partner. Most of the significant decisions of the Partnership Governance Committee require unanimous consent, including approval of the Partnership's Strategic Plan and annual updates thereof.

  Pursuant to the Partnership Agreement, net income is allocated among the partners on a pro rata basis based upon their percentage ownership of Equistar. Distributions are made to the partners based upon their percentage ownership of Equistar. Additional cash contributions required by the Partnership will also be based upon the partners' percentage ownership of Equistar.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The consolidated financial statements include the accounts of Equistar and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Revenue Recognition--Revenue from product sales is recognized upon delivery of products to the customer.

  Cash and Cash Equivalents--Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts purchased with an original maturity date of three months or less. Cash equivalents are stated at cost, which approximates fair value. Equistar's policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution. Equistar performs periodic evaluations of the relative credit standing of these financial institutions which are considered in Equistar's investment strategy.

  Equistar has no requirements for compensating balances in a specific amount at a specific point in time. The Partnership does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at Equistar's discretion. As a result, none of Equistar's cash is restricted.

  Accounts Receivable--Equistar sells its products primarily to companies in the petrochemicals and polymers industries. Equistar performs ongoing credit evaluations of its customers' financial condition and, in certain circumstances, requires letters of credit from them. The Partnership's allowance for doubtful accounts, which is reflected in the accompanying Consolidated Balance Sheets as a reduction of accounts receivable, totaled $9 million and $6 million at December 31, 2000 and 1999, respectively.

  Property, Plant and Equipment--Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 30 years. Upon retirement or sale, Equistar removes the cost of the assets and the related accumulated depreciation from the accounts and reflects any resulting gains or losses in the Consolidated Statements of Income. Equistar's policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

                             EQUISTAR CHEMICALS, LP

  Turnaround Maintenance and Repair Expenses--Cost of major repairs and maintenance incurred in connection with substantial overhauls or maintenance turnarounds of production units at Equistar's manufacturing facilities are deferred and amortized on a straight-line basis until the next planned turnaround, generally five to seven years. These costs are maintenance, repair and replacement costs that are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units. Equistar amortized $24 million, $25 million and $20 million of deferred turnaround maintenance and repair costs for the years ended December 31, 2000, 1999 and 1998, respectively.

  Deferred Software Costs--Costs to purchase and develop software for internal use are deferred and amortized on a straight-line basis over a range of 3 to 10 years. Equistar amortized $13 million, $12 million and $6 million of deferred software costs for the years ended December 31, 2000, 1999 and 1998, respectively.

  Goodwill--Goodwill includes goodwill contributed by Millennium and goodwill recorded in connection with the contribution of Occidental's assets. Goodwill is being amortized using the straight-line method over 40 years. Accumulated amortization of goodwill was $232 million, $199 million and $166 million at December 31, 2000, 1999 and 1998, respectively.

  Investment in PD Glycol--Equistar holds a 50% interest in a joint venture with E.I. DuPont de Nemours and Company that owns an ethylene glycol facility in Beaumont, Texas. This investment was contributed by Occidental in 1998. The investment in PD Glycol is accounted for using the equity method of accounting. At December 31, 2000 and 1999, Equistar's underlying equity in the net assets of PD Glycol exceeded the cost of the investment by $7 million and $8 million, respectively. The excess is being accreted into income on a straight-line basis over a period of 25 years.

  Environmental Remediation Costs--Expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. The estimated liabilities have not been discounted to present value. Environmental remediation costs are expensed or capitalized in accordance with accounting principles generally accepted in the United States of America.

  Exchanges--Inventory exchange transactions, which involve homogeneous commodities in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

  Income Taxes--The Partnership is not subject to federal income taxes as income is reportable directly by the individual partners; therefore, there is no provision for income taxes in the accompanying financial statements.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Comprehensive Income--Equistar had no items of other comprehensive income during the years ended December 31, 2000, 1999 and 1998.

  Long-Lived Asset Impairment--In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, Equistar reviews its long-lived assets, including goodwill, for impairment on an exception basis whenever events or changes in circumstances indicate a potential loss in utility. Impairment losses are recognized in "Restructuring and other unusual charges" in the Consolidated Statements of Income.

                             EQUISTAR CHEMICALS, LP

  Derivatives--Adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, did not have a significant impact on the Consolidated Financial Statements of Equistar. The statement is effective for Equistar's calendar year 2001.

  Reclassifications--Certain previously reported amounts have been reclassified to conform to classifications adopted in 2000.

3.OCCIDENTAL CONTRIBUTED BUSINESS

  On May 15, 1998, Equistar was expanded with the contribution of certain assets from Occidental. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations for these assets are included in the accompanying Consolidated Statements of Income prospectively from May 15, 1998. Occidental contributed assets and liabilities to Equistar with a net fair value of $2.1 billion in exchange for a 29.5% interest in the Partnership. Equistar also issued a promissory note to an Occidental subsidiary in the amount of $420 million, which was subsequently paid in cash in June 1998. The fair value was allocated to the assets contributed and liabilities assumed based upon the estimated fair values of such assets and liabilities at the date of the contribution. The fair value was determined based upon a combination of internal valuations performed by Lyondell, Millennium and Occidental using the income approach. The fair values of the assets contributed and liabilities assumed by the Partnership on May 15, 1998 were as follows:

   MILLIONS OF DOLLARS
   -------------------
   Total current assets................................................. $  281
   Property, plant and equipment........................................  1,964
   Investment in PD Glycol..............................................     58
   Goodwill.............................................................     43
   Deferred charges and other assets....................................     49
                                                                         ------
     Total assets....................................................... $2,395
                                                                         ======
   Other current liabilities............................................ $   79
   Long-term debt.......................................................    205
   Other liabilities and deferred credits...............................     14
   Partners' capital....................................................  2,097
                                                                         ------
     Total liabilities and partners' capital............................ $2,395
                                                                         ======

  The unaudited pro forma combined historical results of Equistar as if the Occidental Contributed Business had been contributed on January 1, 1998 were as follows:

                                                                    FOR THE YEAR
                                                                       ENDED
                                                                    DECEMBER 31,
   MILLIONS OF DOLLARS                                                  1998
   -------------------                                              ------------
   Sales and other operating revenues..............................    $4,869
   Restructuring and other unusual charges.........................        14
   Operating income................................................       320
   Net income......................................................       154

  The unaudited pro forma data presented above are not necessarily indicative of the results of operations of Equistar that would have occurred had such transaction actually been consummated as of January 1, 1998, nor are they necessarily indicative of future results.

                             EQUISTAR CHEMICALS, LP

4.RELATED PARTY TRANSACTIONS

  Product Transactions with Lyondell-- Lyondell has purchased benzene, ethylene, propylene and other products at market-related prices from Equistar since Lyondell's acquisition of ARCO Chemical Company in July 1998. Currently, Equistar sells ethylene, propylene and benzene to Lyondell at market-related prices pursuant to agreements dated effective as of August 1999. Under the agreements, Lyondell is required to purchase 100% of its benzene, ethylene and propylene requirements for its Channelview and Bayport, Texas facilities, with the exception of quantities of one product that Lyondell is obligated to purchase under a supply agreement with an unrelated third party entered into prior to 1999 and expiring in 2015. The initial term of each of the agreements between Equistar and Lyondell expires on December 31, 2014. After the initial term, each of those agreements automatically renews for successive one-year periods and either party may terminate any of the agreements on one year's notice. The pricing terms under the agreements between Equistar and Lyondell are similar to the pricing terms under the ethylene sales agreement between Equistar and Occidental Chemical. In addition, a wholly owned subsidiary of Lyondell licenses MTBE technology to Equistar. Lyondell also purchases a significant portion of the MTBE produced by Equistar at one of its two Channelview units at market-related prices. Sales to Lyondell totaled $572 million, $242 million and $89 million for the years ended December 31, 2000 and 1999 and for the period from August 1, 1998 to December 31, 1998, respectively. Purchases from Lyondell totaled $2 million, $6 million and $2 million for the years ended December 31, 2000 and 1999 and for the period from August 1, 1998 to December 31, 1998, respectively.

  Product Transactions with Occidental Chemical--Equistar and Occidental Chemical entered into a Sales Agreement, dated May 15, 1998 ("Ethylene Sales Agreement"). Under the terms of the Ethylene Sales Agreement, Occidental Chemical agreed to purchase an amount of ethylene from Equistar equal to 100% of the ethylene feedstock requirements of Occidental Chemical's United States plants less any quantities up to 250 million pounds tolled in accordance with the provisions of such agreement. Upon three years notice from either party to the other, Equistar's maximum supply obligation in any calendar year under the Ethylene Sales Agreement may be "phased down" as set forth in the agreement, provided that no phase down may occur prior to January 1, 2009. In accordance with the phase down provisions of the agreement, the annual minimum requirements set forth in the agreement must be phased down over at least a five year period so that the annual required minimum cannot decline to zero prior to December 31, 2013 unless certain specified force majeure events occur. The Ethylene Sales Agreement provides for sales of ethylene at market-related prices. In addition to ethylene, Equistar sells methanol, ethers, and glycols to Occidental Chemical. During the years ended December 31, 2000 and 1999 and the period from May 15, 1998 to December 31, 1998, Equistar sold Occidental Chemical $558 million, $435 million and $171 million, respectively, of product, primarily under the Ethylene Sales Agreement.

  Equistar also purchases various products from Occidental Chemical. During the years ended December 31, 2000 and 1999 and the period from May 15, 1998 to December 31, 1998, purchases from Occidental Chemical totaled $2 million, $2 million and $4 million, respectively.

  Product Transactions with Millennium--Equistar sells ethylene to Millennium at market-related prices pursuant to an agreement entered into in connection with the formation of Equistar. Under this agreement, Millennium is required to purchase 100% of its ethylene requirements for its LaPorte, Texas facility. The initial term of the contract expired December 1, 2000 and thereafter, renews annually. Either party may terminate on one year's notice. Neither party has provided notice of termination of the agreement. The pricing terms of this agreement are similar to the pricing terms of the Ethylene Sales Agreement with Occidental Chemical. Equistar sold Millennium $90 million, $54 million, and $41 million of ethylene in 2000, 1999 and 1998, respectively.

  Equistar purchases vinyl acetate monomer ("VAM") feedstock from Millennium at formula-based market prices pursuant to an agreement entered into in connection with the formation of Equistar. Under this agreement, Equistar is required to purchase 100% of its VAM feedstock requirements for its LaPorte, Texas,

                             EQUISTAR CHEMICALS, LP

Clinton, Illinois, and Morris, Illinois plants for the production of ethylene vinyl acetate products at those locations. The initial term of the contract expires December 31, 2000 and thereafter, renews annually. Either party may terminate on one year's notice of termination. The initial term will extend until December 31, 2002 if Millennium elects to increase the amount of ethylene purchased under the Ethylene Sales Agreement. Millennium did not elect to increase the amount of ethylene purchased under the Ethylene Sales Agreement. Therefore, the contract for VAM purchases expired December 31, 2000 and was subsequently renewed for one year under the automatic renewal provisions. During the years ending December 31, 2000, 1999 and 1998, purchases from Millennium, primarily of vinyl acetate monomer, were $16 million, $12 million, and $14 million, respectively.

  Product Transactions with Oxy Vinyls, LP--Occidental Chemical owns 76% of Oxy Vinyls, LP ("Oxy Vinyls"), a joint venture company formed with an unrelated third party effective May 1, 1999. Equistar sells ethylene to Oxy Vinyls for Oxy Vinyls' LaPorte, Texas facility at market-related prices pursuant to an agreement dated effective as of June 1998, which agreement was assigned to Oxy Vinyls by one of its owners. The initial term of the agreement expires on December 31, 2003. After the initial term, the agreement automatically renews for successive one-year periods and either party may terminate the agreement on 24 months' notice. Ethylene sales to Oxy Vinyls totaled $67 million for the year ended December 31, 2000 and $93 million for the period from May 1, 1999 to December 31, 1999.

  Transactions with LYONDELL-CITGO Refining LP--Lyondell's rights and obligations under the terms of its product sales and feedstock purchase agreements with LYONDELL-CITGO Refining LP ("LCR"), a joint venture investment of Lyondell, were assigned to Equistar. Accordingly, certain olefins by-products are sold to LCR for processing into gasoline and certain refinery products are sold to Equistar as feedstocks. Sales of product to LCR were $425 million, $250 million and $223 million and purchases from LCR were $264 million, $190 million and $131 million for the years ended December 31, 2000, 1999 and 1998, respectively. Equistar also assumed certain processing arrangements as well as storage obligations between Lyondell and LCR and provides certain marketing and information processing services for LCR. Aggregate charges under these various service agreements of $15 million, $13 million and $15 million were made to LCR by Equistar for the years ended December 31, 2000, 1999 and 1998, respectively. All of the agreements between LCR and Equistar are on terms generally representative of prevailing market prices.

  Transactions with LMC--Lyondell Methanol Company, L.P. ("LMC") sells all of its products to Equistar. For the years ending December 31, 2000, 1999 and 1998, purchases from LMC were $165 million, $95 million and $103 million, respectively. Equistar sells natural gas to LMC at prices generally representative of its cost. Purchases by LMC of natural gas feedstock from Equistar totaled $85 million, $46 million and $44 million for the years ended December 31, 2000, 1999 and 1998, respectively. Equistar provides operating and other services for LMC under the terms of existing agreements that were assumed by Equistar from Lyondell, including the lease to LMC by Equistar of the real property on which its methanol plant is located. Pursuant to the terms of those agreements, LMC pays Equistar a management fee and reimburses certain expenses of Equistar at cost. Management fees charged by Equistar to LMC totaled $6 million during each of the years ending December 31, 2000, 1999 and 1998.

  Shared Services Agreement with Lyondell--During 1998 and 1999, Lyondell provided certain administrative services to Equistar, including legal, risk management, treasury, tax and employee benefit plan administrative services, while Equistar provided services to Lyondell in the areas of health, safety and environment, human resources, information technology and legal. In November 1999, Lyondell and Equistar announced an agreement to utilize shared services more broadly, consolidating such services among Lyondell and Equistar. These services included information technology, human resources, materials management, raw material supply, customer supply chain, health, safety and environmental, engineering, research and

                             EQUISTAR CHEMICALS, LP
development, facility services, legal, accounting, treasury, internal audit, and tax (the "Shared Services Agreement"). Beginning January 1, 2000, employee-related and indirect costs were allocated between the two companies in the manner prescribed in the Shared Services Agreement, while direct third party costs, incurred exclusively for either Lyondell or Equistar, were charged directly to that entity. During the years ended December 31, 2000, 1999 and 1998, Lyondell charged Equistar $133 million, $9 million and $3 million for these services. The increased charges to Equistar during 2000 resulted from the increase in services provided by Lyondell under the Shared Services Agreement. During the years ended December 31, 1999 and 1998, Equistar charged Lyondell approximately $8 million and approximately $1 million, respectively, for services. There were no billings from Equistar to Lyondell for the year ended December 31, 2000.

  Shared Services and Shared-Site Agreements with Millennium--Equistar and Millennium have entered into a variety of operating, manufacturing and technical service agreements related to the business of Equistar and the businesses retained by Millennium Petrochemicals. These agreements include the provision by Equistar to Millennium Petrochemicals of materials management, certain utilities, administrative office space, and health and safety services. During the years ended December 31, 2000, 1999 and 1998, Equistar charged Millennium Petrochemicals $2 million, $3 million and $5 million for these services. These agreements also include the provision by Millennium Petrochemicals to Equistar of certain operational services, including barge dock access. During each of the years ended December 31, 2000, 1999 and 1998, Millennium Petrochemicals charged Equistar less than $1 million for these services.

  Operating Agreement with Occidental Chemical--On May 15, 1998, Occidental Chemical and Equistar entered into an Operating Agreement ("Operating Agreement") whereby Occidental Chemical agreed to operate and maintain the Occidental Contributed Business and to cause third-parties to continue to provide equipment, products and commodities to those businesses upon substantially the same terms and conditions as provided prior to the transfer. The Operating Agreement terminated on June 1, 1998. During the term of the Operating Agreement, Equistar paid Occidental Chemical an administrative fee of $1 million.

  Transition Services Agreement with Occidental Chemical--On June 1, 1998, Occidental Chemical and Equistar entered into a Transition Services Agreement. Under the terms of the Transition Services Agreement, Occidental Chemical agreed to provide Equistar certain services in connection with the Occidental Contributed Business, including services related to accounting, payroll, office administration, marketing, transportation, purchasing and procurement, management, human resources, customer service, technical services and others. Predominantly all services under the Transition Services Agreement ceased in June 1999 in accordance with the terms of the agreement. Health, safety, and environmental services were extended until December 31, 1999 as permitted by the Transition Services Agreement. During the year ended December 31, 1999 and the period from June 1, 1998 to December 31, 1998, Equistar expensed $2 million and $6 million, respectively, in connection with services provided pursuant to the Transition Service Agreement.

  Loans to Millennium and Occidental--In connection with Occidental's admission into Equistar in May 1998, Equistar executed promissory notes to Millennium and Occidental in the principal amounts of $75 million and $420 million, respectively. Each of the notes provided for the annual accrual of interest at a rate equal to LIBOR plus 0.6%. These notes were paid in full in June 1998. Interest expense incurred on these notes during 1998 was $3 million.

  Note Receivable from Lyondell LP--Upon formation of the Partnership, Lyondell LP contributed capital to Equistar in the form of a $345 million promissory note ("Lyondell Note"). The Lyondell Note bore interest at LIBOR plus a market spread. The note was repaid in full by Lyondell in July 1998. Interest income on the Lyondell Note totaled $13 million during 1998.

                             EQUISTAR CHEMICALS, LP

5.SALE OF CONCENTRATES AND COMPOUNDS BUSINESS

  Effective April 30, 1999, Equistar completed the sale of its concentrates and compounds business. The transaction included two manufacturing facilities, located in Heath, Ohio and Crockett, Texas, and related inventories. Equistar's proceeds from the sale were approximately $75 million.

6.RESTRUCTURING AND OTHER UNUSUAL CHARGES

  During the fourth quarter 1999, Equistar recorded a charge of $96 million associated with decisions to shut down certain polymer reactors and to consolidate certain administrative functions between Lyondell and Equistar. The decision to shut down the reactors was based on their high production cost, market conditions in the polyethylene industry and the flexibility to utilize more efficient reactors to meet customer requirements. Accordingly, Equistar recorded a charge of $72 million to adjust the asset carrying values. The remaining $24 million of the total charge represents severance and other employee-related costs for approximately 500 employee positions that are being eliminated. The eliminated positions, primarily administrative functions, resulted from opportunities to share such services between Lyondell and Equistar and, to a lesser extent, positions associated with the shut down polymer reactors. Through December 31, 2000, approximately $19 million of severance and other employee-related costs had been paid and charged against the accrued liability. As of December 31, 2000, substantially all of the employee terminations had been completed and the remaining liability was eliminated.

  In 1998, Equistar recorded and paid, as incurred, an additional $12 million in restructuring charges related to the initial merger and integration of Equistar. These costs included costs associated with the consolidation of operations and facilities of $11 million and other miscellaneous charges of $1 million.

7.ACCOUNTS RECEIVABLE

  In December 1998, Equistar entered into a purchase agreement with an independent issuer of receivables-backed commercial paper. Under the terms of the agreement, Equistar agreed to sell on an ongoing basis and without recourse, designated accounts receivable. To maintain the balance of the accounts receivable sold, Equistar is obligated to sell new receivables as existing receivables are collected. The agreement continues until terminated upon notice by either party.

  At December 31, 1998, 1999 and 2000, Equistar's gross accounts receivable that had been sold to the purchasers aggregated $130 million. Increases and decreases in the amount have been reported as operating cash flows in the Consolidated Statements of Cash Flows. Costs related to the sale are included in "Selling, general and administrative expenses" in the Consolidated Statements of Income.

8.INVENTORIES

  Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") basis except for materials and supplies, which are valued at average cost. Inventories at December 31, 2000 and 1999 consisted of the following:

   MILLIONS OF DOLLARS                                                 2000 1999
   -------------------                                                 ---- ----
   Finished goods..................................................... $273 $278
   Work-in-process....................................................   16   10
   Raw materials......................................................  123  137
   Materials and supplies.............................................   94   95
                                                                       ---- ----
     Total inventories................................................ $506 $520
                                                                       ==== ====

                             EQUISTAR CHEMICALS, LP

  The excess of the current cost of inventories over book value was approximately $165 million at December 31, 2000.

9.PROPERTY, PLANT AND EQUIPMENT, NET

  The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31:

   MILLIONS OF DOLLARS                                             2000   1999
   -------------------                                            ------ ------
   Land.......................................................... $   78 $   78
   Manufacturing facilities and equipment........................  5,769  5,656
   Construction in progress......................................    134    134
                                                                  ------ ------
     Total property, plant and equipment.........................  5,981  5,868
   Less accumulated depreciation.................................  2,162  1,942
                                                                  ------ ------
     Property, plant and equipment, net.......................... $3,819 $3,926
                                                                  ====== ======

  No interest was capitalized during 2000, 1999 and 1998. Depreciation expense for the years ending December 31, 2000, 1999 and 1998 was $229 million, $221 million and $200 million, respectively.

  In July 1998, the depreciable lives of certain assets, primarily manufacturing facilities and equipment, were increased from a range of 5 to 25 years to a range of 5 to 30 years. The change was made to more accurately reflect the estimated periods during which such assets will remain in service, based upon Equistar's actual experience with those assets. This change was accounted for as a change in accounting estimate and resulted in a $33 million decrease in depreciation expense for 1998.

10.OTHER ACCRUED LIABILITIES

  Other accrued liabilities at December 31, 2000 and 1999 were as follows:

   MILLIONS OF DOLLARS                                                2000 1999
   -------------------                                                ---- ----
   Accrued property taxes............................................ $ 73 $ 68
   Accrued payroll costs.............................................   38   68
   Accrued interest..................................................   52   50
   Other.............................................................    3   47
                                                                      ---- ----
     Total other accrued liabilities................................. $166 $233
                                                                      ==== ====

11.PENSION AND OTHER POSTRETIREMENT BENEFITS

  All full-time regular employees of the Partnership are covered by defined benefit pension plans sponsored by Equistar. The plans became effective January 1, 1998, except for union represented employees formerly employed by Millennium, whose plans were contributed to Equistar on December 1, 1997, and union represented employees formerly employed by Occidental, whose plans were contributed to Equistar on May 15, 1998. In connection with the formation of Equistar, there were no pension assets or obligations contributed to Equistar, except for the union represented plans described above. Retirement benefits are based upon years of service and the employee's highest three consecutive years of compensation during the last ten years of service. Equistar accrues pension costs based upon an actuarial valuation and funds the plans through periodic contributions to pension trust funds as required by applicable law. Equistar also has unfunded supplemental nonqualified retirement plans, which provide pension benefits for certain employees in excess of the tax qualified plans' limits. In addition, Equistar sponsors unfunded postretirement benefit plans other than pensions for both salaried and nonsalaried employees, which provide medical and life insurance benefits. These postretirement health care plans are contributory while the life insurance plans are noncontributory.

                             EQUISTAR CHEMICALS, LP

  The following table provides a reconciliation of benefit obligations, plan assets and the funded status of these plans:

                                                                   OTHER
                                                  PENSION     POSTRETIREMENT
                                                 BENEFITS        BENEFITS
                                                ------------  ----------------
MILLIONS OF DOLLARS                             2000   1999    2000     1999
-------------------                             -----  -----  -------  -------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation, January 1................ $  99  $  88  $    77  $    69
  Service cost.................................    17     22        2        4
  Interest cost................................     9      7        6        6
  Actuarial loss (gain)........................     8     (8)      11       (2)
  Net effect of curtailments, settlements and
   special termination benefits................    (1)   --         1      --
  Transfer to Lyondell.........................   --     --        (3)     --
  Benefits paid................................   (12)   (10)      (2)     --
                                                -----  -----  -------  -------
  Benefit obligation, December 31..............   120     99       92       77
                                                -----  -----  -------  -------
CHANGE IN PLAN ASSETS:
  Fair value of plan assets, January 1.........   101     88      --       --
  Actual return of plan assets.................    (3)     7      --       --
  Partnership contributions....................    31     16        2      --
  Benefits paid................................   (12)   (10)      (2)     --
                                                -----  -----  -------  -------
  Fair value of plan assets, December 31.......   117    101      --       --
                                                -----  -----  -------  -------

  Funded status................................    (3)     2      (91)     (77)
  Unrecognized actuarial loss..................    24      5       20       13
                                                -----  -----  -------  -------
  Net amount recognized........................ $  21  $   7  $   (71) $   (64)
                                                =====  =====  =======  =======
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE
 SHEETS CONSIST OF:
  Prepaid benefit cost......................... $  35  $  33  $   --   $   --
  Accrued benefit liability....................   (14)   (26)     (71)     (64)
                                                -----  -----  -------  -------
  Net amount recognized........................ $  21  $   7  $   (71) $   (64)
                                                =====  =====  =======  =======

  The benefit obligation, accumulated benefit obligation and fair value of assets for pension plans with benefit obligations in excess of plan assets were $63 million, $42 million and $40 million, respectively, as of December 31, 2000 and $40 million, $26 million and $13 million, respectively, as of December 31, 1999.

                             EQUISTAR CHEMICALS, LP

  Net periodic pension and other postretirement benefit costs included the following components:

                                                                        OTHER
                                                     PENSION        POSTRETIREMENT
                                                     BENEFITS          BENEFITS
                                                  ----------------  --------------
MILLIONS OF DOLLARS                               2000  1999  1998  2000 1999 1998
-------------------                               ----  ----  ----  ---- ---- ----
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost................................... $17   $22   $16   $ 2  $ 4  $ 3
  Interest cost..................................   9     7     5     6    6    4
  Amortization of actuarial loss................. --      1   --      1    1  --
  Expected return of plan assets.................  (8)   (8)   (6)  --   --   --
  Net effect of curtailments, settlements and
   special termination benefits..................  (1)  --    --      1  --   --
                                                  ---   ---   ---   ---  ---  ---
  Net periodic benefit cost...................... $17   $22   $15   $10  $11  $ 7
                                                  ===   ===   ===   ===  ===  ===

                                     PENSION                 OTHER
                                     BENEFITS       POSTRETIREMENT BENEFITS
                                  ----------------  -------------------------
MILLIONS OF DOLLARS               2000  1999  1998   2000     1999     1998
-------------------               ----  ----  ----  -------  -------  -------
WEIGHTED-AVERAGE ASSUMPTIONS AS
 OF DECEMBER 31:
  Discount rate.................. 7.50% 8.00% 6.75%    7.50%    8.00%    6.75%
  Expected return on plan as-
   sets.......................... 9.50% 9.50% 9.50%     --       --       --
  Rate of compensation increase.. 4.50% 4.75% 4.75%    4.50%    4.75%    4.75%

  For measurement purposes, the assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2000 was 7.0% for 2001 and 5.0% thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported. To illustrate, increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would change the accumulated postretirement benefit liability as of December 31, 2000 by less than $1 million and would not have a material effect on the aggregate service and interest cost components of the net periodic postretirement benefit cost for the year then ended.

  Equistar also maintains voluntary defined contribution savings plans for eligible employees. Contributions to the plans by Equistar were $17 million, $20 million and $15 million for the years ended December 31, 2000, 1999 and 1998, respectively.

12.LONG-TERM DEBT AND FINANCING ARRANGEMENTS

  In February 1999, Equistar and Equistar Funding Corporation ("Equistar Funding") co-issued $900 million of debt securities. Equistar Funding, a wholly owned subsidiary of Equistar, is a Delaware corporation formed for the sole purpose of facilitating the financing activities of Equistar. Equistar is jointly and severally liable with Equistar Funding on the outstanding notes and new notes. The debt securities include $300 million of 8.50% Notes, which will mature on February 15, 2004, and $600 million of 8.75% Notes, which will mature on February 15, 2009. Equistar used the net proceeds from this offering (i) to repay the $205 million outstanding under a capitalized lease obligation relating to Equistar's Corpus Christi facility, (ii) to repay the outstanding balance under the $500 million credit agreement, after which the $500 million credit agreement was terminated, (iii) to repay the outstanding $150 million, 10.00% Notes due in June 1999, and (iv) to the extent of the remaining net proceeds, to reduce outstanding borrowing under the five-year credit facility and for Partnership working capital purposes.

                             EQUISTAR CHEMICALS, LP

  Equistar has a five-year, $1.25 billion credit facility with a group of banks expiring November 2002. Borrowing under the facility bears interest at either the Federal Funds rate plus 1/2 of 1%, LIBOR plus 0.675%, a fixed rate offered by one of the sponsoring banks or interest rates that are based on a competitive auction feature wherein the interest rate can be established by competitive bids submitted by the sponsoring banks, depending upon the type of borrowing made under the facility. Borrowing under the facility had a weighted average interest rate of 7.13% and 6.0% at December 31, 2000 and 1999, respectively. Millennium America Inc., a subsidiary of Millennium, provided limited guarantees with respect to the payment of principal and interest on a total of $750 million principal amount of indebtedness under the $1.25 billion revolving credit facility. However, the lenders may not proceed against Millennium America Inc. until they have exhausted their remedies against Equistar. The guarantee will remain in effect indefinitely, but at any time after December 31, 2004, Millennium America Inc. may elect to terminate the guarantee if certain conditions are met including financial ratios and covenants. In addition, Millennium America Inc. may elect to terminate the guarantee if Millennium Petrochemicals Inc. sells its interests in Millennium GP and Millennium LP or if those entities sell their interests in Equistar, provided certain conditions are met including financial ratios and covenants.

  The credit facility is available for working capital and general Partnership purposes as needed and contains covenants that, subject to exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, sales of assets and mergers and consolidations, and require Equistar to maintain specified financial ratios, in all cases as provided in the credit facility. The breach of these covenants could permit the lenders to declare the loans immediately payable and to terminate future lending commitments.

  Equistar was in compliance with all covenants under its credit facility as of December 31, 2000. However, given the poor current business environment, Equistar is seeking an amendment to its credit facility that would increase its financial and operating flexibility, primarily by making certain financial ratio requirements less restrictive. Equistar anticipates that the amendment will become effective prior to March 31, 2001.

  The terminated $500 million credit agreement was entered into on June 12, 1998. Borrowing under the agreement bore interest at either the Federal Funds rate plus 1/2 of 1%, LIBOR plus 0.625%, a fixed rate offered by one of the sponsoring banks or interest rates that were based on a competitive auction feature.

  Long-term debt at December 31 consisted of the following:

MILLIONS OF DOLLARS                                              2000    1999
-------------------                                             ------- -------
Bank credit facilities:
  5-year term credit facility.................................. $   820 $   800
Other debt obligations:
  Medium-term notes (due 2000-2005)............................     121     163
  9.125% Notes due 2002........................................     100     100
  8.50% Notes due 2004.........................................     300     300
  6.50% Notes due 2006.........................................     150     150
  8.75% Notes due 2009.........................................     598     598
  7.55% Debentures due 2026....................................     150     150
  Other........................................................       9     --
                                                                ------- -------
    Total long-term debt.......................................   2,248   2,261
Less current maturities........................................      90      92
                                                                ------- -------
    Total long-term debt, net.................................. $ 2,158 $ 2,169
                                                                ======= =======

                             EQUISTAR CHEMICALS, LP

  Aggregate maturities of long-term debt during the next five years are as follows: 2001-$90 million; 2002-$921 million; 2003-$29 million; 2004-$300 million; 2005-$5 million and thereafter-$903 million. The 8.75% Notes have a face amount of $600 million and are shown net of unamortized discount. The medium-term notes mature at various dates from 2001 to 2005 and had a weighted average interest rate of 9.6% and 10.0% at December 31, 2000 and 1999, respectively.

  The medium-term Notes, the 9.125% Notes, the 6.5% Notes and the 7.55% Debentures were assumed by Equistar from Lyondell when Equistar was formed in 1997. As between Equistar and Lyondell, Equistar is primarily liable for this debt. Lyondell remains a co-obligor for the medium-term notes and certain events involving only Lyondell could give rise to events of default under those notes, permitting the obligations to be accelerated. If such an event permitted more than $50 million of the medium-term notes to be accelerated, the lenders under Equistar's $1.25 billion revolving credit facility would have the right to accelerate all debt outstanding under the facility and to terminate future lending commitments. $90 million aggregate principal amount of the medium-term notes will mature on August 1, 2001. Under certain limited circumstances, the holders of the medium-term notes have the right to require repurchase of the notes. Following amendments to the indentures for the 9.125% Notes and 6.5% Notes and the 7.55% Debentures in November 2000, Lyondell remains a guarantor of that debt but not a co-obligor. The consolidated financial statements of Lyondell are filed as an exhibit to Equistar's Annual Report on Form 10-K for the year ended December 31, 2000.

13.FINANCIAL INSTRUMENTS

  Equistar does not buy, sell, hold or issue financial instruments for speculative trading purposes.

  Beginning October 1999, Equistar entered into over-the-counter "derivatives" and price collar agreements for crude oil with Occidental Energy Marketing, Inc., a subsidiary of Occidental, to help manage its exposure to commodity price risk with respect to crude-oil related raw material purchases. At December 31, 2000, "derivatives" agreements covering 5.1 million barrels and maturing from January 2001 through July 2001 were outstanding. The carrying value and fair market value of these derivative instruments at December 31, 2000 represented a liability of $13 million and was based on quoted market prices. At December 31, 1999, "derivatives" and collar agreements covering 2.4 million and 1.5 million barrels, respectively, and maturing in January 2000, were outstanding. Both the carrying value and fair market value of these derivative instruments at December 31, 1999 represented an asset of $7 million and was based on quoted market prices. Unrealized gains and losses on "derivatives" and price collars are deferred until realized at which time they are reflected in the cost of the purchased raw material. See Item 7a. Disclosure of Market and Regulatory Risk--Commodity Price Risk.

  The fair value of all nonderivative financial instruments included in current assets and current liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximated their carrying value due to their short maturity. Based on the borrowing rates currently available to Equistar for debt with terms and average maturities similar to Equistar's debt portfolio, the fair value of Equistar's long-term debt, including amounts due within one year, was approximately $2.1 billion and $2.2 billion at December 31, 2000 and 1999, respectively.

  Equistar had issued letters of credit totaling $1 million and $6 million at December 31, 2000 and 1999, respectively.

14.COMMITMENTS AND CONTINGENCIES

  Commitments--Equistar has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market. See also Note 4, describing related party commitments.

                             EQUISTAR CHEMICALS, LP

  Equistar is party to various unconditional purchase obligation contracts as a purchaser for product and services. At December 31, 2000, future minimum payments under these contracts with noncancelable contract terms in excess of one year were as follows:

   MILLIONS OF DOLLARS
   -------------------
   2001................................................................... $ 29
   2002...................................................................   27
   2003...................................................................   23
   2004...................................................................   22
   2005...................................................................   22
   Thereafter.............................................................  118
                                                                           ----
   Total minimum contract payments........................................ $241
                                                                           ====

  Equistar's total purchases under these agreements were $35 million, $39 million and $35 million for the years ending December 31, 2000, 1999 and 1998, respectively.

  Indemnification Arrangements--Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses contributed by the partners. In addition, Equistar agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted prior to December 1, 2004 for Lyondell and Millennium, and May 15, 2005 for Occidental, to the extent the aggregate thereof does not exceed $7 million to each partner, subject to certain terms of the respective asset contribution agreements. As of December 31, 2000, Equistar had incurred a total of $16 million for these uninsured claims and liabilities. Equistar also agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted for the first time after December 1, 2004 for Lyondell and Millennium, and for the first time after May 15, 2005 for Occidental.

  Environmental--Equistar's policy is to be in compliance with all applicable environmental laws. Equistar is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, Equistar cannot accurately predict future developments, such as increasingly strict requirements of environmental laws, inspection and enforcement policies and compliance costs therefrom which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. Equistar had no reserves for environmental matters as of December 31, 2000 and 1999.

  The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the EPA. As a result, the Texas Natural Resource Conservation Commission ("TNRCC") has submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by the year 2007. These emission reduction controls must be installed during the next several years, well in advance of the 2007 deadline. This could result in increased capital investment, which could be between $150 million and $300 million before the 2007 deadline, as well as higher annual operating costs for Equistar. Equistar has been actively involved with a number of organizations to help solve the ozone problem in the most cost-effective manner and, in January 2001, Equistar and an organization composed of industry participants filed a lawsuit against the TNRCC to encourage adoption of their alternative plan to achieve the same air quality improvement with less negative economic impact on the region.

  In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, while studies by federal and state agencies and other organizations have shown that MTBE is safe for use in gasoline, is not carcinogenic and is effective in reducing automotive emissions, the presence of MTBE in some water supplies

                             EQUISTAR CHEMICALS, LP
in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern that MTBE may, in certain limited circumstances, affect the taste and odor of drinking water supplies, and thereby lead to possible environmental issues.

  Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. Such actions, to be effective, would require (i) a waiver of the state's oxygenate mandate, (ii) Congressional action in the form of an amendment to the Clean Air Act or (iii) replacement of MTBE with another oxygenate such as ethanol, a more costly, untested, and less widely available additive. At the federal level, a blue ribbon panel appointed by the EPA issued its report on July 27, 1999. That report recommended, among other things, reducing the use of MTBE in gasoline. During 2000, the EPA announced its intent to seek legislative changes from Congress to give the EPA authority to ban MTBE over a three-year period. Such action would only be granted through amendments to the Clean Air Act. Additionally, the EPA is seeking a ban of MTBE utilizing rulemaking authority contained in the Toxic Substance Control Act. It would take at least three years for such a rule to issue. Recently, however, senior policy analysts at the U.S. Department of Energy presented a study stating that banning MTBE would create significant economic risk. The presentation did not identify any benefits from banning MTBE. The EPA initiatives mentioned above or other governmental actions could result in a significant reduction in Equistar's MTBE sales. Equistar has developed technologies to convert its process to produce alternate gasoline blending components should it be necessary to reduce MTBE production in the future.

  General--The Partnership is also subject to various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the financial statements or liquidity of Equistar.

  In the opinion of management, any liability arising from the matters discussed in this Note is not expected to have a material adverse effect on the financial statements or liquidity of Equistar. However, the adverse resolution in any reporting period of one or more of these matters discussed in this Note could have a material impact on Equistar's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

15.LEASE COMMITMENTS

  Equistar leases various facilities and equipment under noncancelable lease arrangements for various periods. At December 31, 2000, future minimum lease payments relating to noncancelable operating leases with lease terms in excess of one year were as follows:

   MILLIONS OF DOLLARS
   -------------------
   2001................................................................... $ 83
   2002...................................................................   66
   2003...................................................................   59
   2004...................................................................   54
   2005...................................................................   48
   Thereafter.............................................................  317
                                                                           ----
     Total minimum lease payments......................................... $627
                                                                           ====

  Operating lease net rental expense was $115 million, $112 million and $110 million for the years ending December 31, 2000, 1999 and 1998, respectively.

                             EQUISTAR CHEMICALS, LP

  Equistar leases railcars for the distribution of products in its polymers business segment. The railcars are leased under two master leases entered into in 1999 and a third master lease entered into in 1996 by Millennium and assumed by Equistar upon its formation on December 1, 1997. The leases have five renewable one-year terms and mature after the fifth year. Equistar may, at its option, purchase the railcars during or at the end of the lease term for an amount generally equal to the lessor's unrecovered costs, as defined. If Equistar does not exercise the purchase option, the railcars will be sold and Equistar will pay the lessor to the extent the proceeds from the sale of the railcars are less than their guaranteed residual value, as defined by the agreements. The guaranteed residual value under these leases was approximately $185 million at December 31, 2000.

16.SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental cash flow information is summarized as follows for the periods presented:

                                                                  FOR THE YEAR
                                                                     ENDED
                                                                  DECEMBER 31,
                                                                 --------------
   MILLIONS OF DOLLARS                                           2000 1999 1998
   -------------------                                           ---- ---- ----
   Cash paid for interest....................................... $180 $146 $154
                                                                 ==== ==== ====

17.SEGMENT INFORMATION AND RELATED INFORMATION

  Using the guidelines set forth in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, Equistar has identified two reportable segments in which it operates. The reportable segments are petrochemicals and polymers. The petrochemicals segment includes olefins, oxygenated products, aromatics and specialty products. Olefins include ethylene, propylene and butadiene, and the oxygenated products include ethylene oxide, ethylene glycol, ethanol and MTBE. Aromatics include benzene and toluene. The polymers segment consists of polyolefins, including high-density polyethylene, low-density polyethylene, linear low-density polyethylene, polypropylene, and performance polymers. The performance polymers include enhanced grades of polyethylene, including wire and cable insulating resins, and polymeric powders. The concentrates and compounds business, which was part of performance polymers, was sold effective April 30, 1999 (see Note 5).

  No customer accounted for 10% or more of sales during the years ended December 31, 2000, 1999 or 1998.

  The accounting policies of the segments are the same as those described in "Summary of Significant Accounting Policies" (see Note 2).

                             EQUISTAR CHEMICALS, LP

  Summarized financial information concerning Equistar's reportable segments is shown in the following table. Intersegment sales between the petrochemicals and polymers segments were made at prices based on current market values.

MILLIONS OF DOLLARS       PETROCHEMICALS POLYMERS  UNALLOCATED ELIMINATIONS CONSOLIDATED
-------------------       -------------- --------  ----------- ------------ ------------
FOR THE YEAR ENDED
 DECEMBER 31, 2000:
Sales and other operat-
 ing revenues:
  Customers.............     $ 5,144     $ 2,351     $  --       $    --      $ 7,495
  Intersegment..........       1,887         --         --         (1,887)        --
                             -------     -------     ------      --------     -------
                               7,031       2,351        --         (1,887)      7,495
Operating income
 (loss).................         694        (185)      (175)          --          334
Total assets............       3,693       1,534      1,355           --        6,582
Capital expenditures....          79          46          6           --          131
Depreciation and amorti-
 zation expense.........         199          55         56           --          310

FOR THE YEAR ENDED
 DECEMBER 31, 1999:
Sales and other operat-
 ing revenues:
  Customers.............       3,435       2,159        --            --        5,594
  Intersegment..........       1,324         --         --         (1,324)        --
                             -------     -------     ------      --------     -------
                               4,759       2,159        --         (1,324)      5,594

Restructuring and other
 unusual charges........         --          --          96           --           96
Operating income
 (loss).................         447          51       (336)          --          162
Total assets............       3,671       1,551      1,514           --        6,736
Capital expenditures....          61          83         13           --          157
Depreciation and amorti-
 zation expense.........         194          53         53           --          300
FOR THE YEAR ENDED
 DECEMBER 31, 1998:
Sales and other operat-
 ing revenues:
  Customers.............       2,362       2,162        --            --        4,524
  Intersegment..........       1,112          46        --         (1,158)        --
                             -------     -------     ------      --------     -------
                               3,474       2,208        --         (1,158)      4,524


Restructuring and other
 unusual charges........         --          --          14           --           14
Operating income
 (loss).................         319         177       (214)          --          282
Total assets............       3,625       1,563      1,477           --        6,665
Capital expenditures....          71         116         13           --          200
Depreciation and amorti-
 zation expense.........         152          65         51           --          268

                             EQUISTAR CHEMICALS, LP

  The following table presents the details of "Operating income (loss)" as presented above in the "Unallocated" column for the years ended December 31, 2000, 1999 and 1998.

   MILLIONS OF DOLLARS                                   2000    1999    1998
   -------------------                                  ------  ------  ------
   Expenses not allocated to petrochemicals and poly-
    mers:
     Principally general and administrative expenses..  $ (175) $ (240) $ (200)
     Restructuring and other unusual charges..........      --     (96)    (14)
                                                        ------  ------  ------
       Total--Unallocated.............................  $ (175) $ (336) $ (214)
                                                        ======  ======  ======

  The following table presents the details of "Total assets" as presented above in the "Unallocated" column as of December 31, for the years indicated:

   MILLIONS OF DOLLARS                                      2000   1999   1998
   -------------------                                     ------ ------ ------
   Cash................................................... $   18 $  108 $   66
   Accounts receivable--trade and related parties.........     16     18     14
   Prepaids and other current assets......................     17     22     25
   Property, plant and equipment, net.....................     56     58     48
   Goodwill, net..........................................  1,086  1,119  1,151
   Other assets...........................................    162    189    173
                                                           ------ ------ ------
                                                           $1,355 $1,514 $1,477
                                                           ====== ====== ======

18.SUBSEQUENT EVENT

  Equistar discontinued production at its Port Arthur, Texas, polyethylene facility on February 28, 2001 and shut down the facility. Closed production units include a 240 million pounds per year HDPE reactor and an LDPE reactor with annual capacity of 160 million pounds. These units and a 300 million pounds per year HDPE reactor mothballed in 1999 have been shut down permanently. The asset values of these production units were previously adjusted as part of a $96 million restructuring charge recognized in 1999. Equistar expects to incur approximately $20 million of costs, including severance benefits for approximately 125 people at the Port Arthur facility as well as shutdown-related costs.

                           LYONDELL CHEMICAL COMPANY

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 JUNE 30, 2001

                                                            MILLIONS OF DOLLARS
                                                            -------------------
ASSETS
Current assets:
  Cash and cash equivalents................................       $  105
  Accounts receivable, net.................................          420
  Inventories..............................................          390
  Prepaid expenses and other current assets................           66
  Deferred tax assets......................................          132
                                                                  ------
    Total current assets...................................        1,113
                                                                  ------
Property, plant and equipment, net.........................        2,321
Investments and long-term receivables:
  Investment in PO joint ventures..........................          652
  Investment in Equistar Chemicals, LP.....................          574
  Receivable from LYONDELL-CITGO Refining LP...............          229
  Investment in LYONDELL-CITGO Refining LP.................           44
  Other investments and long-term receivables..............          126
Goodwill, net..............................................        1,111
Other assets...............................................          515
                                                                  ------
Total assets...............................................       $6,685
                                                                  ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................       $  284
  Current maturities of long-term debt.....................           11
  Other accrued liabilities................................          258
                                                                  ------
    Total current liabilities..............................          553
                                                                  ------
Long-term debt, less current maturities....................        3,838
Other liabilities..........................................          483
Deferred income taxes......................................          686
Commitments and contingencies
Minority interest..........................................          165
Stockholders' equity:
  Preferred stock, $.01 par value, 80,000,000 shares autho-
   rized, none outstanding.................................          --
  Common stock, $1.00 par value, 250,000,000 shares
   authorized, 120,250,000 shares issued...................          120
  Additional paid-in capital...............................          854
  Retained earnings........................................          421
  Accumulated other comprehensive loss.....................         (360)
  Treasury stock, at cost, 2,687,080 shares................          (75)
                                                                  ------
    Total stockholders' equity.............................          960
                                                                  ------
Total liabilities and stockholders' equity.................       $6,685
                                                                  ======

                    See Notes to Consolidated Balance Sheet

                           LYONDELL CHEMICAL COMPANY

                NOTES TO CONSOLIDATED BALANCE SHEET (UNAUDITED)

1.BASIS OF PREPARATION

  The accompanying unaudited consolidated balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, it does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2000 included in the Lyondell Chemical Company ("Lyondell") 2000 Annual Report on Form 10-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

2.GAIN ON SALE OF ASSETS

  On March 31, 2000, Lyondell completed the sale of the polyols business and ownership interests in its U.S. propylene oxide ("PO") manufacturing operations to Bayer AG and Bayer Corporation (collectively "Bayer") for approximately $2.45 billion. Lyondell recorded a pretax gain on the sale of $544 million during the first quarter 2000. In the third quarter 2000, the final settlement of working capital with Bayer and resolution of certain estimated liabilities resulted in the recording of an additional pretax gain on the sale of $46 million.

  As part of the asset sale, Lyondell accrued liabilities of $53 million for employee severance, relocation and other employee benefits, covering approximately 850 employees. The affected employees were generally terminated on or about April 1, 2000, with a limited number providing transition services through mid-2001. During the third quarter 2000, Lyondell reduced the accrued liability by $25 million due to a reduction in the number of affected employees and significantly lower than expected payments of severance and other benefits. Payments of $27 million for severance, relocation and other employee benefits were made through June 30, 2001. Lyondell expects to settle the remainder of the liability during the second half of 2001.

                           LYONDELL CHEMICAL COMPANY

3.EQUITY INTEREST IN EQUISTAR CHEMICALS, LP

  Lyondell has a 41% joint venture ownership interest in Equistar Chemicals, LP ("Equistar"), while Millennium Chemicals Inc. ("Millennium") and Occidental Petroleum Corporation ("Occidental") each have a 29.5% joint venture ownership interest. Because the partners jointly control certain management decisions, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes. Summarized balance sheet information for Equistar as of June 30, 2001 follows:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
   Total current assets..............................................   $1,231
   Property, plant and equipment, net................................    3,759
   Goodwill, net.....................................................    1,069
   Other assets......................................................      332
                                                                        ------
   Total assets......................................................   $6,391
                                                                        ======
   Current maturities of long-term debt..............................   $  190
   Other current liabilities.........................................      564
   Long-term debt, less current maturities...........................    2,058
   Other liabilities.................................................      149
   Partners' capital.................................................    3,430
                                                                        ------
   Total liabilities and partners' capital...........................   $6,391
                                                                        ======

4.EQUITY INTEREST IN LYONDELL-CITGO REFINING LP

  Lyondell has a 58.75% participation interest in LYONDELL-CITGO Refining LP ("LCR"), while CITGO Petroleum Corporation ("CITGO") has a 41.25% participation interest. As a partnership, LCR is not subject to federal income taxes. Net income before depreciation expense for the period is allocated to the partners based upon participation interests. Depreciation expense is allocated to the partners based upon contributed assets. Summarized balance sheet information for LCR as of June 30, 2001 follows:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
   Total current assets..............................................   $  262
   Property, plant and equipment, net................................    1,305
   Other assets......................................................       59
                                                                        ------
   Total assets......................................................   $1,626
                                                                        ======
   Other current liabilities.........................................   $  313
   Long-term debt....................................................      450
   Loans payable to partners.........................................      264
   Other liabilities.................................................       61
   Partners' capital.................................................      538
                                                                        ------
   Total liabilities and partners' capital...........................   $1,626
                                                                        ======

                           LYONDELL CHEMICAL COMPANY

5.INVENTORIES

  The components of inventories consisted of the following as of June 30, 2001:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
   Finished goods....................................................    $308
   Work-in-process...................................................       8
   Raw materials.....................................................      42
   Materials and supplies............................................      32
                                                                         ----
     Total inventories...............................................    $390
                                                                         ====


6.PROPERTY, PLANT AND EQUIPMENT, NET

  The components of property, plant and equipment, at cost, and the related accumulated depreciation consisted of the following as of June 30, 2001:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
   Land..............................................................   $   10
   Manufacturing facilities and equipment............................    2,511
   Construction in progress..........................................      104
                                                                        ------
     Total property, plant and equipment.............................    2,625
   Less accumulated depreciation.....................................      304
                                                                        ------
     Property, plant and equipment, net..............................   $2,321
                                                                        ======

7.LONG-TERM DEBT

  Long-term debt consisted of the following as of June 30, 2001:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
   Term Loan B.......................................................   $  192
   Term Loan E.......................................................      831
   Senior Secured Notes, Series A due 2007, 9.625%...................      900
   Senior Secured Notes, Series B due 2007, 9.875%...................    1,000
   Senior Subordinated Notes due 2009, 10.875%.......................      500
   Debentures--due 2005, 9.375%......................................      100
   Debentures--due 2010, 10.25%......................................      100
   Debentures--due 2020, 9.8%........................................      224
   Other.............................................................        2
                                                                        ------
     Total long-term debt............................................    3,849
   Less current maturities...........................................       11
                                                                        ------
     Long-term debt, net.............................................   $3,838
                                                                        ======

  Lyondell's credit facility required Lyondell to issue $470 million of subordinated notes, or more junior securities, by June 2002. The requirement to issue $470 million of subordinated notes could be reduced by $2 for each $1 of equity securities issued by Lyondell, and could be eliminated if Lyondell achieved either (1) a specified total debt to adjusted EBITDA ratio, as defined, or (2) a specified credit rating for its senior unsecured debt. As of December 31, 2000, Lyondell satisfied the first condition. Therefore, in May 2001, the requirement to issue $470 million of subordinated notes was eliminated.

                           LYONDELL CHEMICAL COMPANY

  In March 2001, Lyondell secured an amendment to its credit facility making certain financial ratio requirements less restrictive. Lyondell will seek an additional amendment to its credit facility to make certain financial ratio requirements less restrictive. Lyondell anticipates that the amendment will become effective prior to September 30, 2001.

8.DERIVATIVE FINANCIAL INSTRUMENTS

  During 2000, Lyondell entered into foreign currency forward contracts to hedge foreign exchange exposures related to euro-denominated capital commitments on the PO-11 construction project.

  As of January 1, 2001, Lyondell adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. Under SFAS No. 133, all derivative instruments are recorded on the balance sheet at fair value. Currently, Lyondell uses only cash flow hedges. Gains or losses from changes in the fair value of the derivative used in a cash flow hedge are deferred in accumulated other comprehensive income, to the extent the hedge is effective, and subsequently reclassified to earnings to offset the impact of the forecasted transaction.

  Lyondell's Board of Directors has authorized Lyondell to enter into certain hedge transactions, but does not permit speculative positions. Lyondell formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedge transaction, the nature of the risk being hedged and the method for assessing the hedging instrument's effectiveness. Both at the inception of the hedge and on an ongoing quarterly basis, Lyondell assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

  During the second quarter 2001, Lyondell entered into additional foreign currency forward contracts in the notional amount of 86 million euros to hedge foreign exchange exposures related to euro-denominated capital commitments on the PO-11 construction project for the year 2002. In addition, Lyondell entered into price swap contracts with Occidental Energy Marketing, Inc., a subsidiary of Occidental Petroleum Corporation, covering 37.8 million gallons of unleaded gasoline to hedge its margins on future sales of MTBE.

  As of June 30, 2001, the notional amounts of outstanding foreign currency forward contracts, which mature from July 2001 through December 2002, totaled 180 million euros, or approximately $152 million at June 30, 2001 exchange rates. The contracts were recognized at their fair value on June 30, 2001, resulting in an unrealized pretax loss of $8 million, all of which was deemed effective and, therefore, a $5 million after tax loss was recognized in accumulated other comprehensive income. The $5 million loss recorded in accumulated other comprehensive income is expected to be reclassified from July through December 2002 and included in plant construction costs. As of June 30, 2001, price swap contracts covering 37.8 million gallons of unleaded gasoline, which mature from October 2001 through December 2001, were outstanding. The contracts were recognized at their fair value on June 30, 2001, resulting in an unrealized pretax gain of $2 million of which 90% was deemed effective and recognized in accumulated other comprehensive income. The ineffective portion, which was less than $1 million, was recorded as a component of cost of sales in the consolidated statements of income. The $1 million after-tax gain related to the effective portion of the $2 million pretax gain was recorded in accumulated other comprehensive income and is expected to be reclassified to the consolidated statements of income from October 2001 through December 2001.

9.COMMITMENTS AND CONTINGENCIES

  Bayer Claim--In June 2001, Bayer AG delivered a notice of claim to Lyondell in relation to its March 2000 purchase of Lyondell's polyols business, asserting various claims relating to alleged breaches of

                           LYONDELL CHEMICAL COMPANY
representations and warranties related to condition of the business and assets. The notice of claim seeks damages in excess of $100 million. Lyondell will vigorously contest the claims and does not expect the resolution of the claims to result in any material adverse effect on its business, financial condition, results of operations or liquidity. The agreement governing the transaction with Bayer provides a formal dispute resolution process, the final step of which would be binding arbitration in Houston, Texas.

  Capital Commitments--Lyondell has commitments, including those related to capital expenditures, all made in the normal course of business. At June 30, 2001, major capital commitments included Lyondell's 50% share of those related to the construction of a world-scale PO facility, known as PO-11, in The Netherlands and a major expansion of a toluene diisocyanate ("TDI") facility in France. Lyondell's outstanding commitments on these two projects totaled approximately $186 million as of June 30, 2001.

  Leases--During the third quarter 2000, construction began on a new butanediol ("BDO") facility in Europe known as BDO-2. Construction is being financed by a third party lessor. Upon completion in the second quarter of 2002, a subsidiary of Lyondell will lease the facility under an operating lease for a term of five years. Lyondell may, at its option, purchase the facility at any time up to the end of the lease term for an amount equal to the unrecovered construction costs of the lessor, as defined. If Lyondell does not exercise the purchase option, the facility will be sold and Lyondell will pay the lessor a termination fee to the extent the sales price is less than the residual value of the facility, as defined. The residual value at the end of the lease term is estimated at approximately 206 million euros, or $174 million using June 30, 2001 exchange rates. In the transaction documents for BDO-2, Lyondell agreed to comply with certain financial and other covenants that are substantially the same as those contained in the credit facility. A breach of those covenants could result in, among other things, Lyondell having to pay the project costs incurred to date. In March 2001, Lyondell secured amendments to the transaction documents consistent with the March 2001 amendment to its credit facility. Lyondell will seek additional amendments to the transaction documents consistent with the amendment it will seek to its credit facility. Lyondell anticipates that the amendments will become effective prior to September 30, 2001. See Note 7 for a discussion of the proposed amendments to the credit facility.

  TDI Agreements--In January 1995, ARCO Chemical Company ("ARCO Chemical") entered into a tolling agreement and a resale agreement with Rhodia covering the entire TDI output of Rhodia's two plants in France, which have a combined average annual capacity of approximately 264 million pounds. Lyondell is currently required to purchase an average minimum of 212 million pounds of TDI per year under the agreements. The aggregate purchase price is a combination based on plant cost and market price. In the second quarter 2000, Lyondell entered into a series of arrangements with Rhodia to expand the capacity at the Pont de Claix plant, which provides TDI to Lyondell under the tolling agreement. The expansion will add approximately 105 million pounds of average annual capacity at the Pont de Claix plant, resulting in a total average annual capacity of approximately 269 million pounds, which is scheduled to be available in December 2001. After the completion of the expansion, all of the TDI that Lyondell receives from Rhodia will come from the Pont de Claix plant, which is designed to have a more efficient cost structure. Lyondell's average minimum TDI purchase commitment under the revised tolling agreement will be 197 million pounds of TDI per year and will be extended through 2016. The resale agreement, which covered output at the Lille plant, will expire December 31, 2001.

  Crude Supply Agreement--Under the Crude Supply Agreement, PDVSA Petroleo y Gas, S.A. ("PDVSA Oil"), an affiliate of CITGO and of Petroleos de Venezuela, S.A. ("PDVSA"), the national oil company of the Republic of Venezuela, is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil. This constitutes approximately 86% of the refinery's refining capacity of 268,000 barrels per day of crude oil. By letter dated April 16, 1998, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be

                           LYONDELL CHEMICAL COMPANY
reduced. The letter stated that PDVSA Oil declares itself in a force majeure situation and that PDVSA Oil will reduce deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. LCR began receiving reduced deliveries of crude oil from PDVSA Oil in August 1998, amounting to 195,000 barrels per day in that month. LCR was advised by PDVSA Oil in May 1999 of a further reduction in the deliveries of crude oil supplied under the Crude Supply Agreement to 184,000 barrels per day, effective May 1999.

  On several occasions since then, PDVSA Oil has further reduced crude oil deliveries, although it made payments under a different provision of the Crude Supply Agreement in partial compensation for such reductions. Subsequently, PDVSA Oil unilaterally increased deliveries of crude oil to LCR to 195,000 barrels per day effective April 2000, to 200,000 barrels per day effective July 2000 and to 230,000 barrels per day effective October 2000.

  By letter dated February 9, 2001, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced effective February 1, 2001. The letter states that PDVSA Oil declares itself in a force majeure situation, but does not announce any reduction in crude oil deliveries to LCR. Although some reduction in crude oil delivery may be forthcoming, it is unclear as to the level of reduction, if any, which may be anticipated. LCR has consistently contested the validity of PDVSA Oil's and PDVSA's reductions in deliveries under the Crude Supply Agreement and, on March 12, 2001, Lyondell, on behalf of LCR, sent a letter to PDVSA Oil and PDVSA disputing the existence and validity of the purported force majeure situation declared by the February 9, 2001 letter.

  PDVSA has announced that it intends to renegotiate the Crude Supply Agreements that it has with all third parties, including LCR. However, they have confirmed that they expect to honor their commitments if a mutually acceptable restructuring of the Crude Supply Agreement is not achieved. The breach or termination of the Crude Supply Agreement would require LCR to purchase all or a portion of its crude oil feedstocks in the merchant market, would subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell.

  LCR Debt--On July 20, 2001, LCR completed the refinancing of its one-year credit facilities dated September 15, 2000, which consisted of a $450 million term loan and a $70 million revolving credit facility. The new 18-month credit facilities mature in January 2003 and include a $450 million term loan and $70 million revolving credit facility to be used for working capital and general business purposes.

  Cross Indemnity Agreement--In connection with the 1988 transfer of assets and liabilities to Lyondell from Atlantic Richfield Company ("ARCO"), now wholly owned by BP p.l.c., Lyondell agreed to assume certain liabilities arising out of the operation of Lyondell's integrated petrochemicals and refining business prior to July 1, 1988. In connection with the transfer of such liabilities, Lyondell and ARCO entered into an agreement, updated in 1997 ("Revised Cross-Indemnity Agreement"), whereby Lyondell agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of Lyondell prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits. For current and future cases related to Lyondell's products and operations, ARCO and Lyondell bear a proportionate share of judgment and settlement costs according to a formula that allocates responsibility based upon years of ownership during the relevant time period. Under the Revised Cross-Indemnity Agreement, Lyondell will assume responsibility for its proportionate share of future costs for waste site matters not covered by ARCO insurance.

  In connection with the acquisition of ARCO Chemical, Lyondell succeeded, indirectly, to a cross indemnity agreement with ARCO whereby ARCO Chemical indemnified ARCO against certain claims or

                           LYONDELL CHEMICAL COMPANY
liabilities that ARCO may incur relating to ARCO's former ownership and operation of the businesses of ARCO Chemical, including liabilities under laws relating to the protection of the environment and the workplace, and liabilities arising out of certain litigation. As part of the agreement, ARCO indemnified ARCO Chemical with respect to claims or liabilities and other matters of litigation not related to the ARCO Chemical business.

  Indemnification Arrangements Relating to Equistar--Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses contributed by the partners. In addition, Equistar agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted prior to December 1, 2004 for Lyondell and Millennium, and May 15, 2005 for Occidental, to the extent the aggregate thereof does not exceed $7 million to each partner, subject to certain terms of the respective asset contribution agreements. As of June 30, 2001, Equistar had incurred approximately $5 million under the $7 million indemnification basket with respect to the business contributed by Lyondell. Equistar also agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted for the first time after December 1, 2004 for Lyondell and Millennium, and for the first time after May 15, 2005 for Occidential.

  Environmental--Lyondell's policy is to be in compliance with all applicable environmental laws. Lyondell is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. Lyondell cannot accurately predict future developments, such as increasingly strict environmental laws and inspection and enforcement policies, as well as higher compliance costs arising therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste.

  Lyondell is also subject to certain assessment and remedial actions at the LCR refinery under the Resource Conservation and Recovery Act ("RCRA"). In addition, Lyondell has negotiated an order with the Texas Natural Resource Conservation Commission ("TNRCC") for assessment and remediation of groundwater and soil contamination at the LCR refinery. Lyondell also has liabilities under RCRA and various state and foreign government regulations related to five current plant sites and three former plant sites.

  Lyondell is currently contributing funds to the clean up of two waste sites located near Houston, Texas under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended, and the Superfund Amendments and Reauthorization Act of 1986. Lyondell has also been named, along with several other companies, as a potentially responsible party for a third CERCLA site near Houston, Texas. In addition, Lyondell is involved in administrative proceedings or lawsuits relating to a minimal number of other CERCLA sites. Lyondell estimates, based upon currently available information, that potential loss contingencies associated with the latter CERCLA sites, individually and in the aggregate, are not significant.

  As of June 30, 2001, Lyondell's environmental liability for future assessment and remediation costs at the above-mentioned sites totaled $28 million. The liabilities per site range from less than $1 million to $12 million and are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in other CERCLA, RCRA, TNRCC or other comparable state or foreign law investigations, could require Lyondell to reassess its potential exposure related to environmental matters.

  The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency ("EPA"). As a result, the TNRCC has submitted a plan to the EPA

                           LYONDELL CHEMICAL COMPANY
to reach and demonstrate compliance with the ozone standard by November 2007. Ozone is a product of the reaction between volatile organic compounds ("VOCs") and nitrogen oxides ("NOx") in the presence of sunlight, and is a principal component of smog. The proposed plans for meeting the ozone standard focus on significant reductions in NOx emissions. NOx emission reduction controls must be installed at LCR's refinery and each of Lyondell's two facilities and Equistar's six facilities in the Houston/Galveston region during the next several years, well in advance of the 2007 deadline. Compliance with the provisions of the plan will result in increased capital investment during the next several years and higher annual operating costs for Equistar, Lyondell and LCR. As a result, Lyondell estimates that aggregate related capital expenditures could total between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Lyondell's share of such expenditures could total between $65 million and $80 million, and Lyondell's share of Equistar's and LCR's expenditures could total between $160 million and $195 million. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. Lyondell has been actively involved with a number of organizations to help solve the ozone problem in the most cost-effective manner and, in January 2001, Lyondell and an organization composed of industry participants filed a lawsuit against the TNRCC to encourage adoption of their alternative plan to achieve the same air quality improvement with less negative economic impact on the region. In June 2001, the parties entered into a consent order with respect to the lawsuit. Pursuant to the consent order, the TNRCC agreed to review, by June 2002, the scientific data for ozone formation in the Houston/Galveston region. If the TNRCC scientific review supports the industry group proposal, the TNRCC has agreed to revise the NOx emission reduction requirements set forth in its original plan. Such revision of the NOx emission reduction requirements would reduce the estimated capital investments required by Lyondell, Equistar and LCR to comply with the plans for meeting the ozone standard.

  In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether ("MTBE"), in gasoline sold in areas not meeting specified air quality standards. However, while studies by federal and state agencies and other organizations have shown that MTBE is safe for use in gasoline, is not carcinogenic and is effective in reducing automotive emissions, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern that MTBE may, in certain limited circumstances, affect the taste and odor of drinking water supplies, and thereby lead to possible public concerns.

  Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. Such actions, to be effective, would require (i) a waiver of the state's oxygenate mandate, (ii) Congressional action in the form of an amendment to the Clean Air Act or (iii) replacement of MTBE with another oxygenate such as ethanol, a more costly, untested and less widely available additive. California has twice sought a waiver of its oxygenate mandate. California's request was denied by both the Clinton Administration and the Bush Administration. At the federal level, a blue ribbon panel appointed by the EPA issued its report on July 27, 1999. That report recommended, among other things, reducing the use of MTBE in gasoline. During 2000, the EPA announced its intent to seek legislative changes from Congress to give the EPA authority to ban MTBE over a three-year period. Such action would only be granted through amendments to the Clean Air Act. Additionally, the EPA is seeking a ban of MTBE utilizing rulemaking authority contained in the Toxic Substance Control Act. It would take at least three years for such a rule to issue. In January 2001, however, senior policy analysts at the U.S. Department of Energy presented a study stating that banning MTBE would create significant economic risk. The study did not identify any benefits from banning MTBE. Additionally, in early 2001, after a thorough evaluation of MTBE conducted in connection with proposed amendments to the 1998 European Council directive on gasoline and diesel fuel specifications, the European Union concluded that the use of MTBE in gasoline does not present a health risk to the community or a risk to the environment, and decided not to restrict the use of MTBE in the European

                           LYONDELL CHEMICAL COMPANY

Union. The EPA initiatives mentioned above or other governmental actions could result in a significant reduction in Lyondell's MTBE sales. Lyondell has developed technologies to convert tertiary butyl alcohol ("TBA") into alternate gasoline blending components should it be necessary to reduce MTBE production in the future.

  The Clean Air Act specified certain emissions standards for vehicles beginning in the 1994 model year and required the EPA to study whether further emissions reductions from vehicles were necessary starting no earlier than the 2004 model year. In 1998, the EPA concluded that more stringent vehicle emission standards were needed and that additional controls on gasoline and diesel were necessary to meet these emission standards. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new "on-road" diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. Lyondell estimates that these rules will result in increased capital investment for LCR, totaling between $175 million to $225 million for the new gasoline standards and $250 million to $300 million for the new diesel standard, between now and the implementation dates. Lyondell's share of LCR's capital expenditures would be between $250 million and $300 million. In addition, these rules could result in higher operating costs for LCR. Equistar's olefins fuel business may also be impacted if these rules increase the cost for processing fuel components.

  General--Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the Lyondell consolidated financial statements.

  In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the consolidated financial statements. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

10.PURCHASE OF ARCO CHEMICAL COMPANY

  In connection with the July 28, 1998 acquisition of ARCO Chemical, Lyondell accrued liabilities for costs associated with the delay of construction of the PO-11 plant, vesting of certain key manager benefits pursuant to a change of control provision, severance costs for the involuntary termination of certain headquarters employees and relocation costs for moving personnel to Lyondell's Houston headquarters. The total accrued liability for these items was approximately $255 million at the date of acquisition. Lyondell subsequently revised the portion of the estimated liabilities for penalties and cancellation charges related to the PO-11 lump-sum construction contract and related commitments. Based on the final negotiated terms, Lyondell reduced the accrued liability by $13 million in 1999 and by $8 million in 2000. In addition, during 2000 Lyondell finalized the portion of the accrued liability related to employee costs and reduced the liability by $10 million. The benefit in 2000 from the accrual reversal was substantially offset by other acquisition-related costs. Through June 30, 2001, Lyondell had paid and charged approximately $214 million against the accrued liability. The remaining $10 million of the accrued liability related to PO-11 commitments and will be paid periodically through the first quarter 2003.

11.SUPPLEMENTAL GUARANTOR INFORMATION

  ARCO Chemical Technology Inc. ("ACTI"), ARCO Chemical Technology L.P. ("ACTLP") and Lyondell Chemical Nederland, Ltd. ("LCNL") are guarantors (collectively "Guarantors") of the $500 million

                           LYONDELL CHEMICAL COMPANY
senior subordinated notes and $1.9 billion senior secured notes issued by Lyondell in May 1999. LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell that operates, through wholly owned foreign subsidiaries, a chemical production facility in Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental balance sheet information for the Guarantors as of June 30, 2001.

                                                                          CONSOLIDATED
                          LYONDELL GUARANTORS NON-GUARANTORS ELIMINATIONS   LYONDELL
                          -------- ---------- -------------- ------------ ------------
                                             (MILLIONS OF DOLLARS)
Total current assets....   $  876   $   237        $--         $   --        $1,113
Property, plant and
 equipment, net.........    1,816       505         --             --         2,321
Investments and long-
 term receivables.......    3,694     1,161         920         (4,150)       1,625
Goodwill, net...........      727       384         --             --         1,111
Other assets............      451        64         --             --           515
                           ------   -------        ----        -------       ------
Total assets............   $7,564   $ 2,351        $920        $(4,150)      $6,685
                           ======   =======        ====        =======       ======
Current maturities of
 long-term debt.........   $   11   $   --         $--         $   --        $   11
Other current liabili-
 ties...................      321       221         --             --           542
Long-term debt, less
 current maturities.....    3,838       --          --             --         3,838
Other liabilities.......      430        53         --             --           483
Deferred income taxes...      561       125         --             --           686
Intercompany liabilities
 (assets)...............    1,278    (1,292)         14            --           --
Minority interest.......      165       --          --             --           165
Stockholders' equity....      960     3,244         906         (4,150)         960
                           ------   -------        ----        -------       ------
Total liabilities and
 stockholders' equity...   $7,564   $ 2,351        $920        $(4,150)      $6,685
                           ======   =======        ====        =======       ======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lyondell Chemical Company

  In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Lyondell Chemical Company and its subsidiaries at December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/ s / PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 12, 2001

                           LYONDELL CHEMICAL COMPANY

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 2000

                                                            MILLIONS OF DOLLARS
                                                            -------------------
ASSETS
Current assets:
  Cash and cash equivalents................................       $  260
  Accounts receivable:
    Trade, net.............................................          465
    Related parties........................................           43
  Inventories..............................................          392
  Prepaid expenses and other current assets................           49
  Deferred tax assets......................................          136
                                                                  ------
      Total current assets.................................        1,345
Property, plant and equipment, net.........................        2,429
Investments and long-term receivables:
  Investment in PO joint ventures..........................          621
  Investment in Equistar Chemicals, LP.....................          599
  Receivable from LYONDELL-CITGO Refining LP...............          229
  Investment in LYONDELL-CITGO Refining LP.................           20
  Other investments and long-term receivables..............          137
Goodwill, net..............................................        1,152
Other assets...............................................          515
                                                                  ------
Total assets...............................................       $7,047
                                                                  ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable:
    Trade..................................................       $  313
    Related parties........................................           86
  Current maturities of long-term debt.....................           10
  Other accrued liabilities................................          325
                                                                  ------
      Total current liabilities............................          734
Long-term debt, less current maturities....................        3,844
Other liabilities..........................................          441
Deferred income taxes......................................          702
Commitments and contingencies..............................          --
Minority interest..........................................          181
Stockholders' equity:
  Preferred stock, $.01 par value, 80,000,000 shares autho-
   rized, none outstanding.................................          --
  Common stock, $1.00 par value, 250,000,000 shares autho-
   rized, 120,250,000 issued...............................          120
  Additional paid-in capital...............................          854
  Retained earnings........................................          504
  Accumulated other comprehensive loss.....................         (258)
  Treasury stock, at cost, 2,689,667 shares................          (75)
                                                                  ------
      Total stockholders' equity...........................        1,145
                                                                  ------
Total liabilities and stockholders' equity.................       $7,047
                                                                  ======

                    See Notes to Consolidated Balance Sheet

                           LYONDELL CHEMICAL COMPANY

                      NOTES TO CONSOLIDATED BALANCE SHEET

1.DESCRIPTION OF THE COMPANY AND OPERATIONS

  Lyondell Chemical Company ("Lyondell") operates in the (i) intermediate chemicals and derivatives, (ii) petrochemicals, (iii) polymers, (iv) refining and (v) methanol businesses through the operations of the former ARCO Chemical Company ("ARCO Chemical") acquired by Lyondell as of July 28, 1998 (see Note
3), and through Lyondell's joint venture ownership interests in Equistar Chemicals, LP ("Equistar"), LYONDELL-CITGO Refining LP ("LCR") and Lyondell Methanol Company, L.P. ("LMC").

  Lyondell is a leading worldwide producer and marketer of propylene oxide ("PO"), polyether polyols, propylene glycol, propylene glycol ethers, toluene diisocyanate ("TDI"), styrene monomer ("SM") and methyl tertiary butyl ether ("MTBE"). The polyether polyols business was sold effective March 31, 2000 (see
Note 4). These operations are reported as the intermediate chemicals and derivatives ("IC&D") segment.

  Lyondell's operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar (see Note
5). Lyondell accounts for its investment in Equistar using the equity method of accounting.

  Equistar's petrochemicals segment produces olefins, including ethylene, propylene and butadiene; aromatics, including benzene and toluene; oxygenated products, including ethylene oxide and derivatives, ethylene glycol, ethanol and MTBE, and specialty products, including refinery blending stocks.

  Equistar's polymers segment produces polyolefins, including high density polyethylene ("HDPE"), low density polyethylene ("LDPE"), linear-low density polyethylene ("LLDPE") and polypropylene; and performance polymers products, including wire and cable insulating resins and compounds, adhesive resins, and fine powders. Equistar's color concentrates and compounds business, which was part of performance polymers products, was sold effective April 30, 1999.

  Lyondell's refining segment operations are conducted through its joint venture ownership interest in LCR (see Note 6). Lyondell accounts for its investment in LCR using the equity method of accounting. LCR's full-conversion Houston, Texas refinery ("Refinery") produces refined petroleum products, including conventional and reformulated gasoline, low sulfur diesel and jet fuel; aromatics, including benzene, toluene, paraxylene and orthoxylene; lubricants, including industrial lubricants, white oils and process oils; carbon black oil; sulfur; residual fuel and petroleum coke. LCR sells its principal refined products to Lyondell's joint venture partner in LCR, CITGO Petroleum Corporation ("CITGO").

  Lyondell has additional operations conducted through its 75% joint venture ownership interest in LMC, which produces methanol. Lyondell accounts for its investment in LMC using the equity method of accounting.

  From its formation in 1985 through June 1988, Lyondell operated as a division of Atlantic Richfield Company ("ARCO"), which is now wholly owned by BP. In July 1988, ARCO transferred the division's assets and liabilities along with additional pipeline assets, to its wholly owned subsidiary, Lyondell Petrochemical Company (subsequently renamed Lyondell Chemical Company in 1998), a Delaware corporation. In January 1989, ARCO completed an initial public offering of approximately 50.1% of Lyondell's common stock. In August 1994, ARCO issued three-year debt securities ("Exchangeable Notes") which were exchangeable upon maturity on September 15, 1997 into Lyondell common stock or an equivalent cash value, at ARCO's option. On September 15, 1997, ARCO delivered shares of Lyondell common stock to the holders of the Exchangeable Notes. Lyondell purchased the remaining 383,312 shares of common stock held by ARCO after the conversion, and ARCO no longer owns any shares of Lyondell common stock.

                           LYONDELL CHEMICAL COMPANY

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The consolidated balance sheet includes the accounts of Lyondell and its subsidiaries, including the results of the operations of the business acquired from ARCO Chemical prospectively from August 1, 1998. All significant intercompany transactions have been eliminated in consolidation. Lyondell's joint venture ownership interests are accounted for using the equity method of accounting.

  Equity Method of Accounting--Investments in joint ventures where Lyondell exerts a certain minimum level of management control, but lacks full decision making ability over all major issues, are accounted for using the equity method of accounting. Under those circumstances, this accounting treatment is used even though Lyondell's ownership percentage may exceed 50%.

  Cash and Cash Equivalents--Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts purchased with an original maturity date of three months or less. Cash equivalents are stated at cost, which approximates fair value. Lyondell's policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution. Lyondell performs periodic evaluations of the relative credit standing of these financial institutions, which are considered in Lyondell's investment strategy.

  Lyondell has no requirements for compensating balances in a specific amount at a specific point in time. Lyondell does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at Lyondell's discretion. As a result, none of Lyondell's cash is restricted.

  Accounts Receivable--Lyondell sells its products primarily to other industrial concerns in the petrochemicals and refining industries. Lyondell performs ongoing credit evaluations of its customers' financial condition, and, in certain circumstances, requires letters of credit from them. Lyondell's allowance for doubtful accounts receivable, which is reflected in the Consolidated Balance Sheet as a reduction of accounts receivable, totaled $12 million at December 31, 2000.

  Property, Plant and Equipment--Property, plant and equipment are recorded at cost. Depreciation of manufacturing facilities and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 30 years. Upon retirement or sale, Lyondell removes the cost of the asset and the related accumulated depreciation from the accounts and reflects any resulting gain or loss in the Consolidated Statements of Income. Lyondell's policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

  Turnaround Maintenance and Repair Expenses--Cost of repairs and maintenance incurred in connection with turnarounds of major units at Lyondell's manufacturing facilities exceeding $5 million are deferred and amortized using the straight-line method until the next planned turnaround, generally four to six years. These costs are maintenance, repair and replacement costs that are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units.

  Deferred Software Costs--Costs to purchase and develop software for internal use are deferred and amortized on a straight-line basis over a range of 3 to 7 years.

                           LYONDELL CHEMICAL COMPANY

  Goodwill--Goodwill represents the excess of purchase price paid over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is amortized over 40 years, the estimated useful life, using the straight-line method.

  Deferred Charges--Deferred charges are carried at cost and consist primarily of company-owned life insurance, capacity reservation fees and other long-term processing rights and costs, deferred debt issuance costs and patents and licensed technology. These assets are amortized using the straight-line method over their estimated useful lives or the term of the related agreement, if shorter.

  Environmental Remediation Costs--Expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Estimates have not been discounted to present value. Environmental remediation costs are expensed or capitalized in accordance with generally accepted accounting principles.

  Minority Interest--Minority interest in 2000 primarily represents the interest of third-party investors in a partnership that owns Lyondell's PO/SM II plant at the Channelview, Texas complex. Lyondell retains a majority interest in the partnership.

  Exchanges--Inventory exchange transactions, which involve homogeneous commodities in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

  Income Taxes--Deferred income taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes and are calculated based upon cumulative book and tax differences in the Consolidated Balance Sheet in accordance with SFAS No. 109, Accounting for Income Taxes. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

  Foreign Currency Translation--Where the local currency is the functional currency, the financial statements of international operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of "Accumulated other comprehensive income (loss)" in the stockholders' equity section of the Consolidated Balance Sheet.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Long-Lived Asset Impairment--In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, Lyondell reviews its long-lived assets, including goodwill, for impairment on an exception basis whenever events or changes in circumstances indicate a potential loss in utility.

                           LYONDELL CHEMICAL COMPANY

  Derivatives--Adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, did not have a significant impact on the Consolidated Financial Statements of Lyondell. The statement is effective for Lyondell's calendar year 2001.

3.PURCHASE OF ARCO CHEMICAL COMPANY

  As of July 28, 1998, Lyondell completed its acquisition of ARCO Chemical. The transaction was financed through a $7 billion Credit Facility (see Note 14). This acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of the acquired business are included in Lyondell's Consolidated Statements of Income prospectively from August 1, 1998. The acquisition cost of approximately $5.9 billion has been allocated to the assets acquired and liabilities assumed based upon the estimated fair value of such assets and liabilities at the date of acquisition. In connection with the acquisition, Lyondell accrued liabilities for costs associated with the delay of construction of the PO-11 plant, vesting of certain key manager benefits pursuant to change of control provisions, severance costs for the involuntary termination of certain headquarters employees, and relocation costs for moving personnel to Lyondell's Houston headquarters. The liability totaled $255 million at the date of acquisition. Lyondell subsequently revised the portion of the estimated liabilities for penalties and cancellation charges related to the PO-11 lump-sum construction contract and related commitments. Based on the final negotiated terms, Lyondell reduced the accrued liability by $13 million in 1999 and by $8 million in 2000. In addition, during 2000 Lyondell finalized the portion of the accrued liability related to employee costs and reduced the liability by $10 million. The benefit in 2000 from the accrual reversal was substantially offset by other acquisition-related costs. Through December 31, 2000, Lyondell had paid and charged approximately $213 million in total against the accrued liability. The remaining $11 million of the accrued liability relates to PO-11 commitments and final settlement is subject to negotiations with the affected third parties.

  Approximately $57 million, or less than 1% of the purchase price, was allocated to purchased in-process research and development. This included three projects valued at $29 million, $18 million and $10 million, respectively, representing two new product applications and one new process technology. Lyondell is continuing activities represented by these projects and the values assigned represent intangibles with no alternative future use. Accordingly, Lyondell wrote off the in-process research and development, recording a nonrecurring charge of $57 million in the third quarter 1998. The excess of purchase price paid over the estimated fair value of net assets acquired was allocated to goodwill. The amount allocated to goodwill was approximately $1.4 billion.

  The fair value of the assets acquired and liabilities assumed, net of cash acquired, was as follows:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
     Current assets, net of cash acquired............................   $1,133
     Property, plant and equipment...................................    4,454
     Purchased in-process research and development...................       57
     Goodwill........................................................    1,445
     Deferred charges and other assets...............................    1,124
     Current liabilities.............................................     (599)
     Long-term debt..................................................     (952)
     Other liabilities and deferred credits..........................     (793)
                                                                        ------
     Purchase price, net of cash acquired............................   $5,869
                                                                        ======

                           LYONDELL CHEMICAL COMPANY

  During 1999, Lyondell obtained the additional information needed to complete its review of the deferred tax effects of purchase accounting. This additional information resulted in an increase in goodwill of $188 million, primarily due to an increase in the long-term deferred income tax liability and a reduction of long-term deferred tax assets.

4.GAIN ON SALE OF ASSETS

  On March 31, 2000, Lyondell completed the sale of the polyols business and ownership interests in its U.S. PO manufacturing operations to Bayer AG and Bayer Corporation (collectively "Bayer") for approximately $2.45 billion. Lyondell recorded a pretax gain on the sale of $544 million. In the third quarter 2000, the final settlement of working capital with Bayer and resolution of certain estimated liabilities resulted in the recording of an additional pretax gain on the sale of $46 million. Lyondell used net proceeds of the asset sale to retire a significant portion of its outstanding debt (see Note 14). As part of the transaction, Lyondell entered into a U.S. PO manufacturing joint venture with Bayer and a separate joint venture with Bayer for certain related PO/SM technology. Lyondell contributed approximately $1.2 billion of assets to the joint ventures, and sold $522 million of ownership interests to Bayer. Lyondell's residual interests are reported as "Investment in PO joint ventures" in the accompanying Consolidated Balance Sheets (see Note 11). In addition, on December 19, 2000, Lyondell and Bayer formed a separate 50/50 joint venture for the construction of PO-11, a previously announced world-scale PO/SM plant located in Rotterdam, The Netherlands.

  The major components of the net assets divested, were as follows:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
     Working capital, net of cash sold...............................   $  241
     Property, plant and equipment...................................      492
     Investment in PO joint ventures.................................      522
     Goodwill........................................................      348
     Other intangibles...............................................      134
     Other liabilities, net..........................................      (15)
                                                                        ------
     Total net assets divested.......................................   $1,722
                                                                        ======

  As part of the asset sale, Lyondell accrued liabilities of $53 million for employee severance, relocation and other employee benefits, covering approximately 850 employees. The affected employees were generally terminated on or about April 1, 2000, with a limited number providing transition services through mid-2001. Payments of $25 million for severance, relocation and other employee benefits were made through December 31, 2000. During the third quarter 2000, Lyondell reduced the accrued liability by $25 million due to a reduction in the number of affected employees and significantly lower than expected payments of severance and other benefits. The $25 million reduction in accrued liability was included as part of the gain on sale recognized in the third quarter. Lyondell expects to settle the remainder of the liability within the next year.

5.EQUITY INTEREST IN EQUISTAR CHEMICALS, LP

  Equistar was formed on December 1, 1997 as a joint venture between Lyondell and Millennium Chemicals Inc. ("Millennium"), to own and operate the businesses contributed by the partners. Lyondell contributed substantially all of the assets comprising its petrochemicals and polymers business segments, while Millennium contributed substantially all of the assets comprising its polyethylene and related products, performance polymers and ethanol businesses. On May 15, 1998, the ethylene, propylene and ethylene oxide and derivatives businesses of Occidental Petroleum Corporation ("Occidental") were contributed to Equistar ("Occidental

                           LYONDELL CHEMICAL COMPANY

Contributed Business"). Equistar is operated as a Delaware limited partnership owned by subsidiaries of Lyondell, Millennium and Occidental.

  Lyondell currently has a 41% joint venture ownership interest, while Millennium and Occidental each have 29.5%. Prior to the addition of Occidental as a partner on May 15, 1998, Lyondell had a 57% joint venture ownership interest, while Millennium had 43%.

  Summarized balance sheet information for Equistar is as follows as of December 31, 2000:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
     Total current assets............................................   $1,332
     Property, plant and equipment, net..............................    3,819
     Goodwill, net...................................................    1,086
     Deferred charges and other assets...............................      345
                                                                        ------
     Total assets....................................................   $6,582
                                                                        ======
     Current maturities of long-term debt............................   $   90
     Other current liabilities.......................................      653
     Long-term debt, less current maturities.........................    2,158
     Other liabilities and deferred credits..........................      141
     Partners' capital...............................................    3,540
                                                                        ------
     Total liabilities and partners' capital.........................   $6,582
                                                                        ======

6.EQUITY INTEREST IN LYONDELL-CITGO REFINING LP

  In July 1993, LCR was formed to own and operate Lyondell's refining business. LCR is structured as a Delaware limited partnership owned by subsidiaries of Lyondell and CITGO. LCR completed a major upgrade project at the Refinery during the first quarter of 1997, which enabled the facility to process substantial additional volumes of extra heavy crude oil. As a result of the completion of the upgrade project, effective April 1, 1997, the participation interests changed to reflect CITGO's equity contribution to the upgrade project. The participation interests changed from approximately 86% and 14% for Lyondell and CITGO, respectively, and are currently 58.75% and 41.25% for Lyondell and CITGO, respectively. Net income before depreciation expense for the period is allocated to LCR's partners based upon participation interests. Depreciation expense is allocated to the partners based upon contributed assets.

                           LYONDELL CHEMICAL COMPANY

  Summarized balance sheet information for LCR is as follows as of December 31, 2000:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
     Total current assets............................................   $  310
     Property, plant and equipment, net..............................    1,319
     Deferred charges and other assets...............................       67
                                                                        ------
     Total assets....................................................   $1,696
                                                                        ======
     Notes payable...................................................   $  450
     Other current liabilities.......................................      417
     Long-term debt, less current maturities.........................      264
     Other liabilities and deferred credits..........................       57
     Partners' capital...............................................      508
                                                                        ------
     Total liabilities and partners' capital.........................   $1,696
                                                                        ======

  LCR has a long-term crude supply agreement ("Crude Supply Agreement") with Lagoven, S.A., now known as PDVSA Petroleo y Gas, S.A. ("PDVSA Oil"), an affiliate of CITGO (see Note 16, Commitments and Contingencies--Crude Supply Agreement). The Crude Supply Agreement incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or feedstock, less: (i) certain deemed refining costs, adjustable for inflation and energy costs; (ii) certain actual costs; and (iii) a deemed margin, which varies according to the grade of crude oil or other feedstock delivered. Although Lyondell believes that the Crude Supply Agreement reduces the volatility of LCR's earnings and cash flows, the Crude Supply Agreement also limits LCR's ability to enjoy higher margins during periods when the market price of crude oil is low relative to then current market prices for refined products. In addition, if the actual yields, costs or volumes of the LCR refinery differ substantially from those contemplated by the Crude Supply Agreement, the benefits of this agreement to LCR could be substantially different, and could result in lower earnings and cash flow for LCR. Furthermore, there may be periods during which LCR's costs for crude oil under the Crude Supply Agreement may be higher than might otherwise be available to LCR from other sources. A disparity in the price of crude oil under the Crude Supply Agreement relative to the market prices for its products, such as was experienced in 1999, has the tendency to make continued performance of its obligations under the Crude Supply Agreement less attractive to PDVSA Oil.

  In addition, under the terms of a long-term product sales agreement ("Products Agreement"), CITGO purchases substantially all of the refined products produced at the Refinery. Both PDVSA Oil and CITGO are direct or indirect, wholly owned subsidiaries of Petroleos de Venezuela, S.A., the national oil company of the Republic of Venezuela.

  Under the terms of the limited partnership agreement of LYONDELL-CITGO Refining LP, CITGO had a one-time option to increase its participation interest in LCR up to 50% by making an additional capital contribution. This option expired September 30, 2000.

                           LYONDELL CHEMICAL COMPANY

7.INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Significant components of Lyondell's deferred tax liabilities and assets were as follows as of December 31, 2000:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
     Deferred tax liabilities:
       Tax over book depreciation and amortization...................   $ 717
       Investments in partnerships...................................     358
       Other.........................................................      36
                                                                        -----
         Total deferred tax liabilities..............................   1,111
                                                                        -----
     Deferred tax assets:
       Net operating loss carryforwards..............................     161
       Provisions for benefit plans and estimated expenses...........      70
       Federal benefit attributable to foreign taxes.................      96
       Federal tax credit carryforwards..............................     135
       Other.........................................................     103
                                                                        -----
         Total deferred tax assets...................................     565
       Deferred tax asset valuation allowance........................     (20)
                                                                        -----
         Net deferred tax assets.....................................     545
                                                                        -----
     Net deferred tax liabilities....................................     566
     Less current portion of:
       Deferred tax asset............................................    (136)
       Deferred tax liability........................................     --
                                                                        -----
       Long-term deferred income taxes...............................   $ 702
                                                                        =====

  Under Internal Revenue Code Sections 338 (g) and (h) (10), Lyondell and ARCO elected to treat ARCO Chemical as an asset acquisition, which resulted in a step up of the U.S. tax basis of the ARCO Chemical net assets purchased. This has resulted in significantly increased depreciation and amortization deductions for U.S. tax purposes. The March 2000 sale of assets to Bayer reversed a significant portion of the accelerated depreciation, while utilizing net operating loss carryforwards.

8.ACCOUNTS RECEIVABLE

  In December 1998, Lyondell entered into a three-year receivables purchase agreement with an independent issuer of receivables-backed commercial paper. Under the terms of the agreement, Lyondell agreed to sell on an ongoing basis and without recourse, designated accounts receivable through December 2001. To maintain the balance of the accounts receivable sold, Lyondell is obligated to sell new receivables as existing receivables are collected. The agreement currently permits the sale of up to $100 million of accounts receivable. The amount of receivables permitted to be sold and actually sold is determined by a formula, which takes into account, among other factors, Lyondell's credit rating. As of December 31, 2000 Lyondell's gross accounts receivable that had been sold to the purchasers aggregated $53 million.

                           LYONDELL CHEMICAL COMPANY

9.INVENTORIES

  Inventories are stated at the lower of cost or market. In 2000 approximately 97% of inventories, excluding materials and supplies, were determined by the last-in, first-out ("LIFO") method. Materials and supplies and other non-LIFO inventories are valued using either the first-in, first-out ("FIFO") or the average cost methods. Inventories were as follows at December 31, 2000:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
     Finished goods..................................................    $301
     Work-in-process.................................................       7
     Raw materials...................................................      51
     Materials and supplies..........................................      33
                                                                         ----
       Total inventories.............................................    $392
                                                                         ====

10.PROPERTY, PLANT AND EQUIPMENT, NET

  The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31, 2000:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
     Land............................................................   $   10
     Manufacturing facilities and equipment..........................    2,580
     Construction projects in progress...............................       95
                                                                        ------
       Total property, plant and equipment...........................    2,685
     Less accumulated depreciation...................................      256
                                                                        ------
       Property, plant and equipment, net............................   $2,429
                                                                        ======

11.INVESTMENT IN PO JOINT VENTURES

  As part of the sale of the polyols business and ownership interests in its U.S. PO manufacturing operations to Bayer, Lyondell entered into a U.S. PO manufacturing joint venture with Bayer (the "PO Joint Venture") and a separate joint venture with Bayer for certain related PO/SM technology (the "PO Technology Joint Venture") (see Note 4). Bayer's ownership interest represents ownership of an in kind portion of the PO production of the PO Joint Venture. Bayer's share of PO production from the PO Joint Venture will increase from approximately 1.0 billion pounds for the last nine months of 2000 to approximately 1.6 billion pounds annually in 2004 and thereafter. Lyondell takes in kind the remaining PO production and all co-product (SM and TBA) production from the PO Joint Venture. Under the terms of the operating and logistics agreements, Lyondell operates the PO Joint Venture plants and arranges and coordinates the logistics of PO delivery. The partners share in the cost of production based on their product offtake. Lyondell reports the cost of its product offtake as inventory and cost of sales in its Consolidated Financial Statements. Related cash flows are reported in the operating cash flow section of the Consolidated Statement of Cash Flows. Lyondell's investment in the PO Joint Venture and the PO Technology Joint Venture is reduced through recognition of its share of the depreciation and amortization of the assets of the joint ventures, which is included in cost of sales. Other changes in the investment balance are principally due to additional capital investments by Lyondell in the PO Joint Venture and the PO Technology Joint Venture. Additionally, in December 2000, Lyondell and Bayer formed a separate joint venture for the construction of a world-scale PO/SM plant, known as PO-11, located in The Netherlands. Lyondell sold a 50% interest in the construction project, based on project expenditures to

                           LYONDELL CHEMICAL COMPANY
date, to Bayer for approximately $52 million. Lyondell and Bayer each contributed their 50% interest in PO-11 into the joint venture and each will bear 50% of the costs going forward to complete the project. The plant is expected to start up in the second quarter of 2003. Lyondell and Bayer do not share marketing or product sales under either the PO Joint Venture or PO-11.

12.OTHER ACCRUED LIABILITIES

  Other accrued liabilities were as follows at December 31, 2000:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
     Accrued taxes other than income.................................    $ 71
     Accrued payroll and benefits....................................      69
     Accrued interest................................................      67
     Accrued income taxes............................................      20
     Accrued contractual obligations.................................      58
     Other...........................................................      40
                                                                         ----
       Total other accrued liabilities...............................    $325
                                                                         ====

                           LYONDELL CHEMICAL COMPANY

13.PENSION AND OTHER POSTRETIREMENT BENEFITS

  Lyondell provides defined pension and postretirement benefit plans to employees. The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans:

                                                                      OTHER
                                                         PENSION  POSTRETIREMENT
                                                         BENEFITS    BENEFITS
                                                         -------- --------------
                                                           MILLIONS OF DOLLARS
   CHANGE IN BENEFIT OBLIGATION:
     Benefit obligation, January 1.....................    $399        $ 72
     Service cost......................................      14           2
     Interest cost.....................................      31           5
     Plan participants' contributions..................       1         --
     Actuarial (gain) loss.............................      64         (11)
     Net effect of settlements, curtailments and
      special termination benefits.....................     (10)          1
     Sale of polyols business..........................      (9)        --
     Benefits paid.....................................     (53)         (3)
     Transfer from Equistar............................     --            3
     Foreign exchange effects..........................      (6)        --
                                                           ----        ----
     Benefit obligation, December 31...................     431          69
                                                           ----        ----
   CHANGE IN PLAN ASSETS:
     Fair value of plan assets, January 1..............     456         --
     Actual return of plan assets......................       5         --
     Company contributions.............................      14           3
     Benefits paid.....................................     (53)         (3)
     Foreign exchange effects..........................     (10)        --
                                                           ----        ----
     Fair value of plan assets, December 31............     412         --
                                                           ----        ----
     Funded status.....................................     (19)        (69)
     Unrecognized actuarial (gain) loss................      73           9
     Unrecognized prior service cost...................       5         (26)
     Unrecognized transition obligation................       3         --
                                                           ----        ----
     Net amount recognized.............................    $ 62        $(86)
                                                           ====        ====
   AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET
    CONSIST OF:
     Prepaid benefit cost..............................    $ 71        $--
     Accrued benefit liability.........................      (9)        (86)
     Additional minimum liability......................     (19)        --
     Intangible asset..................................       3         --
     Accumulated other comprehensive income............      16         --
                                                           ----        ----
     Net amount recognized.............................    $ 62        $(86)
                                                           ====        ====

  The above table for pension benefits includes foreign pension plans of Lyondell. These plans constituted approximately 20% of the benefit obligation and 25% of the plan assets at December 31, 2000. The assumptions used in determining the net periodic pension cost and pension obligation for foreign pension plans were based on the economic environment of each applicable country.

                           LYONDELL CHEMICAL COMPANY

  The benefit obligation and fair value of assets for pension plans with benefit obligations in excess of plan assets were $152 million and $86 million, respectively, as of December 31, 2000. The accumulated benefit obligation and fair value of assets for pension plans with accumulated benefit obligations in excess of plan assets were $112 million and $86 million, respectively, as of December 31, 2000.

  In connection with the formation of Equistar, pension obligations and assets were not contributed by Lyondell to Equistar. The employees transferred to Equistar became fully vested in the Lyondell pension plan effective December 1, 1997 and no longer accrue pension service with Lyondell. However, an accrued postretirement benefit obligation of $12 million associated with Lyondell employees transferred to Equistar was contributed to Equistar by Lyondell.

  The assumptions used as of December 31, 2000 in determining the domestic net pension liability were as follows:

                                              PENSION           OTHER
                                              BENEFITS POSTRETIREMENT BENEFITS
                                              -------- -----------------------
   WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEM-
    BER 31:
     Discount rate..........................   7.50%            7.50%
     Expected return on plan assets.........   9.50%              --
     Rate of compensation increase..........   4.50%            4.50%

  For measurement purposes, the assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2000 was 7.0% for 2001 and 5.0% thereafter. A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a material effect on the postretirement benefit obligation or the total of the service and interest cost components.

14.LONG-TERM DEBT AND FINANCING ARRANGEMENTS

  In connection with the ARCO Chemical Acquisition, Lyondell executed a bank credit agreement providing for aggregate borrowing of up to $7 billion. As part of the acquisition, Lyondell assumed approximately $870 million of ARCO Chemical debt. Borrowing under the $7 billion Credit Facility of $6.5 billion was used for: (i) the purchase of approximately 97.4 million shares of ARCO Chemical common stock; (ii) repayment of debt, including the $345 million term note payable to Equistar, short-term borrowing of Lyondell and ARCO Chemical and other long-term borrowing of ARCO Chemical; and (iii) payment of certain debt issuance costs.

  The $7 billion Credit Facility was originally comprised of a five-year, $500 million revolving Credit Facility and four separate term loans as follows:

  (a) Term Loan A--$2.0 billion to be amortized over five years;

  (b) Term Loan B--$1.25 billion to be amortized over seven years;

  (c) Term Loan C--$1.25 billion with principal maturing on June 30, 1999;
      and

  (d) Term Loan D--$2.0 billion with principal maturing on June 30, 2000.

  All of the term loans were funded on July 28, 1998. No amounts have been funded to date under the revolving Credit Facility. The Credit Facility was initially collateralized by cash flow streams from Lyondell's three joint ventures and Lyondell's common stock ownership in its subsidiaries.

  During May 1999, Lyondell amended the $7 billion Credit Facility. The amended Credit Facility retained the $500 million revolving Credit Facility and also provided the lenders with additional collateral consisting of its domestic assets (excluding the assets of its subsidiaries), re-priced the existing loans to reflect then market

                           LYONDELL CHEMICAL COMPANY
interest rates and revised certain financial covenants. Also in May 1999, Lyondell issued 40.25 million shares of common stock, receiving net proceeds of $736 million. Lyondell also issued $500 million of senior subordinated notes and $1.9 billion of senior secured notes. Lyondell borrowed additional amounts under the amended Credit Facility through the Credit Facility's new $850 million Term Loan E, maturing June 30, 2006, and the Credit Facility's new $150 million Term Loan F, maturing December 31, 2003. Lyondell used the proceeds to retire the $1.25 billion principal amount of Term Loan C, maturing June 30, 1999, and the $2 billion principal amount of Term Loan D, maturing June 30, 2000, and to partially repay principal amounts outstanding under Term Loans A and B under the Credit Facility.

  Lyondell used the net proceeds of the March 31, 2000 asset sale to significantly reduce its variable-rate debt. During the first and second quarter 2000, Lyondell used the net proceeds to repay the $1.1 billion of Term Loan A, the $149 million outstanding balance of Term Loan F and $810 million of the outstanding balance of Term Loan B. During the fourth quarter 2000, Lyondell repaid the 9.9% debentures, which matured in November 2000 and reduced the outstanding balance of Term Loan B by an additional $150 million.

  Long-term debt consisted of the following at December 31, 2000:

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
     Term Loan B.....................................................   $  193
     Term Loan E.....................................................      835
     Senior Secured Notes, Series A due 2007, 9.625%.................      900
     Senior Secured Notes, Series B due 2007, 9.875%.................    1,000
     Senior Subordinated Notes due 2009, 10.875%.....................      500
     Debentures--due 2005, 9.375%....................................      100
     Debentures--due 2010, 10.25%....................................      100
     Debentures--due 2020, 9.8%......................................      224
     Other...........................................................        2
                                                                        ------
       Total long-term debt..........................................    3,854
     Less current maturities.........................................       10
                                                                        ------
       Long-term debt, net...........................................   $3,844
                                                                        ======

  The term loans bear interest at the following variable rates: (i) Term Loan A--LIBOR plus 3.25%; (ii) Term Loan B--LIBOR plus 3.75%; (iii) Term Loan E-- LIBOR plus 3.875%; and (iv) Term Loan F--LIBOR plus 3.5%.

  Aggregate maturities of all long-term debt during the next five years are $10 million in 2001, $11 million in 2002, $44 million in 2003, $85 million in 2004, $87 million in 2005 and $3.6 billion thereafter.

  The amended Credit Facility requires Lyondell to issue $470 million of subordinated notes, or more junior securities, by June 2002. The requirement to issue $470 million of subordinated notes will be reduced by $2 for each $1 of equity securities issued by Lyondell, and will be eliminated if Lyondell achieves either (1) a specified total debt to adjusted EBITDA ratio, as defined, or (2) a specified credit rating for its senior unsecured debt.
As part of the amendments to the Credit Facility discussed below, Lyondell is seeking additional flexibility with respect to this requirement.

  Under the covenant provisions of the amended Credit Facility, Lyondell has agreed to, among other things, (i) maintain certain specified financial ratios and consolidated net worth, in all cases as provided in the Credit Facility,
(ii) refrain from making certain distributions with respect to Lyondell's capital stock, (iii) refrain from

                           LYONDELL CHEMICAL COMPANY
making certain investments, as defined, (iv) refrain from allowing its subsidiaries to incur certain types and amounts of debt, and (v) use its best efforts to maintain certain ownership interests in its joint ventures and to ensure that the joint ventures maintain certain capital expenditure and debt levels and cash distribution policies. The breach of these covenants could permit the lenders to declare the loans immediately payable and to terminate future lending commitments.

  The indentures under which the senior secured notes and the senior subordinated notes were issued contain covenants that, subject to exceptions, restrict the ability of Lyondell and its subsidiaries to (i) incur additional debt or issue subsidiary preferred stock, (ii) increase aggregate dividends on Lyondell capital stock, (iii) redeem or repurchase capital stock or repurchase subordinated debt, (iv) engage in transactions with affiliates, except on an arms-length basis, (v) create liens or engage in sale and leaseback transactions, (vi) make some types of investments and sell assets, and (vii) consolidate or merge with, or sell substantially all of its assets to, another person. Some of the covenants will no longer apply if the notes achieve specified credit ratings. The notes are unconditionally guaranteed by certain Lyondell subsidiaries (see Note 19). The breach of these covenants could permit the lenders to declare the loans immediately payable.

  Lyondell secured an amendment to certain financial covenants in the Credit Facility in February 2000 designed to increase its financial and operating flexibility in the near term. Additionally, the amendment eliminated a cross-default provision in the Credit Facility that could have been triggered by a default by LCR under its debt instruments.

  Lyondell was in compliance with all covenants under its Credit Facility and the indentures for the senior secured notes and senior subordinated notes as of December 31, 2000. However, given the poor current business environment, Lyondell is seeking an amendment to the Credit Facility that would further increase its financial and operating flexibility, primarily by making certain financial ratio requirements less restrictive. Lyondell anticipates that the amendment will become effective prior to March 31, 2001.

  Lyondell transferred $745 million of long-term debt to Equistar on December 1, 1997 of which $521 million was outstanding at December 31, 2000. As between Equistar and Lyondell, Equistar is primarily liable for the debt. Following amendments to the indentures for $400 million of the debt in November 2000, Lyondell remains a guarantor of $400 million of the debt and a co-obligor for $121 million of the debt. Under certain limited circumstances the debt holders have the right to require repurchase of up to $121 million of the debt.

15.FINANCIAL INSTRUMENTS

  Lyondell does not buy, sell, hold or issue financial instruments for speculative trading purposes.

  Foreign currency forward contracts are being used to minimize foreign exchange exposures, which result from euro-denominated capital commitments related to the construction of PO-11. At December 31, 2000, Lyondell had forward contracts outstanding in the notional amount of 134 million euros (approximately $125 million), maturing monthly from January 2001 to December 2001.

                           LYONDELL CHEMICAL COMPANY

  The carrying value and the estimated fair value of Lyondell's financial instruments as of December 31, 2000 are shown as assets (liabilities) in the table below:

                                                            CARRYING    FAIR
                                                             VALUE     VALUE
                                                           --------------------
                                                           MILLIONS OF DOLLARS
   Nonderivatives:
     Investments and long-term receivables................  $   1,606 $   1,606
     Long-term debt (including current maturities)........      3,854     3,777
   Derivatives:
     Foreign currency forwards............................        --          1

  All derivative instruments are off-balance-sheet instruments.

  The fair value of all nonderivative financial instruments included in current assets and current liabilities, including cash and cash equivalents, accounts receivable, accounts payable and notes payable, approximated their carrying value due to their short maturity. Investments and long-term receivables, which consist primarily of equity investments in affiliated companies, were valued using current financial and other available information. Long-term debt, including amounts due within one year, was valued based upon the borrowing rates currently available to Lyondell for debt with terms and average maturities similar to Lyondell's debt portfolio. The fair value of derivative financial instruments represents the amount to be exchanged if the existing contracts were settled at year end and are based on market quotes.

  Lyondell is exposed to credit risk related to its financial instruments in the event of nonperformance by the counterparties. Lyondell does not generally require collateral or other security to support these financial instruments. The counterparties to these transactions are major institutions deemed creditworthy by Lyondell. Lyondell does not anticipate nonperformance by the counterparties.

16.COMMITMENTS AND CONTINGENCIES

  Capital Commitments--Lyondell has commitments, including those related to capital expenditures, all made in the normal course of business. At December 31, 2000, major capital commitments included Lyondell's 50% share of those related to the construction of a world-scale PO facility, known as PO-11, in The Netherlands and a major expansion of a TDI facility in France. The outstanding commitments on these two projects totaled $290 million as of December 31, 2000.

  Leases--During the third quarter 2000, construction began on a new BDO facility in Europe known as BDO-2. Construction is being financed by a third party lessor. Upon completion in the second quarter of 2002, a subsidiary of Lyondell will lease the facility under an operating lease for a term of five years. Lyondell may, at its option, purchase the facility at any time up to the end of the lease term for an amount equal to the unrecovered construction costs of the lessor, as defined. If Lyondell does not exercise the purchase option, the facility will be sold and Lyondell will pay the lessor a termination fee to the extent the sales price is less than the residual value of the facility, as defined. The residual value at the end of the lease term is estimated at approximately $185 million. In the transaction documents for BDO-2, Lyondell agreed to comply with certain financial and other covenants that are substantially the same as those contained in the Credit Facility. A breach of those covenants could result in, among other things, Lyondell having to pay the project costs incurred to date. As of December 31, 2000, Lyondell was in compliance with all of those covenants. However, given the poor current business environment, Lyondell is seeking amendments to the transaction documents consistent with the amendments being sought to its Credit Facility. Lyondell anticipates that the amendments will become effective prior to March 31, 2001. See Note 14 above for a discussion of the proposed amendments to the Credit Facility.

                           LYONDELL CHEMICAL COMPANY

  TDI Agreements--In January 1995, ARCO Chemical entered into a tolling agreement and a resale agreement with Rhodia covering the entire TDI output of Rhodia's two plants in France, which have a combined average annual capacity of approximately 264 million pounds. Lyondell is currently required to purchase an average minimum of 212 million pounds of TDI per year under the agreements. The aggregate purchase price is a combination based on plant cost and market price. In the second quarter 2000, Lyondell entered into a series of arrangements with Rhodia to expand the capacity at the Pont de Claix plant, which provides TDI to Lyondell under the tolling agreement. The expansion will add approximately 105 million pounds of average annual capacity at the Pont de Claix plant, resulting in a total average annual capacity of approximately 269 million pounds, which is scheduled to be available in the fourth quarter of 2001. After the completion of the expansion, all of the TDI that Lyondell receives from Rhodia will come from the Pont de Claix plant, which is designed to have a more efficient cost structure. Lyondell's average minimum TDI purchase commitment under the revised tolling agreement will be 197 million pounds of TDI per year and will be extended through 2016. The resale agreement, which covered output at the Lille plant, will expire December 31, 2001.

  Crude Supply Agreement--Under the Crude Supply Agreement, PDVSA Oil, an affiliate of CITGO and of Petroleos de Venezuela, S.A. ("PDVSA"), the national oil company of the Republic of Venezuela, is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil. This constitutes approximately 88% of the refinery's refining capacity of 260,000 barrels per day of crude oil. In late April 1998, LCR received notification from PDVSA Oil that it would reduce deliveries of crude oil on the grounds of announced OPEC production cuts. LCR began receiving reduced deliveries of crude oil from PDVSA Oil in August 1998, amounting to 195,000 barrels per day in that month. LCR was advised by PDVSA Oil in May 1999 of a further reduction to 184,000 barrels per day, effective May 1999. On several occasions since then, PDVSA Oil has further reduced certain crude oil deliveries, although it has made payments in partial compensation for such reductions. Subsequently, PDVSA Oil unilaterally increased deliveries of crude oil to LCR to 195,000 barrels per day effective April 2000, to 200,000 barrels per day effective July 2000 and to 230,000 barrels per day effective October 2000. By letter dated February 9, 2001, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, has instructed that production of certain grades of crude oil be reduced effective February 1, 2001. The letter states that PDVSA Oil declares itself in a force majeure situation, but does not announce any reduction in crude oil deliveries to LCR. Although some reduction in crude oil delivery may be forthcoming, it is unclear as to the level of reduction, if any, which may be anticipated. LCR has consistently contested the validity of PDVSA Oil's and PDVSA's reductions in deliveries under the Crude Supply Agreement and, on March 12, 2001, Lyondell, on behalf of LCR, sent a letter to PDVSA Oil and PDVSA disputing the existence and validity of the purported force majeure situation declared by the February 9 letter. PDVSA has announced that it intends to renegotiate the crude supply agreements that it has with all third parties, including LCR. However, they have confirmed that they expect to honor their commitments if a mutually acceptable restructuring of the Crude Supply Agreement is not achieved. The breach or termination of the Crude Supply Agreement would require LCR to purchase all or a portion of its crude oil feedstocks in the merchant market, would subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell.

  LCR Debt--On May 5, 2000, Lyondell and CITGO, as partners of LCR, arranged interim financing for LCR to repay the $450 million outstanding under its Construction Facility. On September 15, 2000, Lyondell and CITGO completed the syndication of one-year credit facilities for LCR, which consist of a $450 million term loan to replace the interim financing and a $70 million revolving Credit Facility to be used for working capital and general business purposes. Lyondell and CITGO, as partners of LCR, have agreed to pursue a refinancing of the indebtedness, although the final terms have not been determined. Based on previous experience of refinancing LCR's debt and the current conditions of the financial markets, the management of LCR, Lyondell and CITGO anticipate that this debt can be refinanced prior to its maturity.

                           LYONDELL CHEMICAL COMPANY

  Cross Indemnity Agreement--In connection with the transfer of assets and liabilities from ARCO (now wholly owned by BP) to Lyondell in 1988, Lyondell agreed to assume certain liabilities arising out of the operation of Lyondell's integrated petrochemicals and refining business prior to July 1, 1988. In connection with the transfer of such liabilities, Lyondell and ARCO entered into an agreement, updated in 1997 ("Revised Cross-Indemnity Agreement"), whereby Lyondell agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of Lyondell prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits. For current and future cases related to Lyondell's products and operations, ARCO and Lyondell bear a proportionate share of judgment and settlement costs according to a formula that allocates responsibility based upon years of ownership during the relevant time period. Under the Revised Cross-Indemnity Agreement, Lyondell will assume responsibility for its proportionate share of future costs for waste site matters not covered by ARCO insurance.

  In connection with the acquisition of ARCO Chemical Company ("ARCO Chemical"), Lyondell succeeded, indirectly, to a cross indemnity agreement with ARCO whereby ARCO Chemical indemnified ARCO against certain claims or liabilities that ARCO may incur relating to ARCO's former ownership and operation of the businesses of ARCO Chemical, including liabilities under laws relating to the protection of the environment and the workplace, and liabilities arising out of certain litigation. As part of the agreement, ARCO indemnified ARCO Chemical with respect to claims or liabilities and other matters of litigation not related to the ARCO Chemical business.

  Indemnification Arrangements Relating to Equistar--Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses contributed by the partners. In addition, Equistar agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted prior to December 1, 2004 for Lyondell and Millennium, and May 15, 2005 for Occidental, to the extent the aggregate thereof does not exceed $7 million to each partner, subject to certain terms of the respective asset contribution agreements. As of December 31, 2000, Equistar had expensed approximately $5 million under the $7 million indemnification basket with respect to the business contributed by Lyondell. Equistar also agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted for the first time after December 1, 2004 for Lyondell and Millennium, and for the first time after May 15, 2005 for Occidental.

  Environmental--Lyondell's policy is to be in compliance with all applicable environmental laws. Lyondell is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, Lyondell cannot accurately predict future developments, such as increasingly strict environmental laws and inspection and enforcement policies, as well as higher compliance costs arising therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste.

  Lyondell is also subject to certain assessment and remedial actions at the LCR refinery under the Resource Conservation and Recovery Act ("RCRA"). In addition, Lyondell has negotiated an order with the Texas Natural Resource Conservation Commission ("TNRCC") for assessment and remediation of groundwater and soil contamination at the LCR refinery. Lyondell also has liabilities under RCRA and various state and foreign government regulations related to five current plant sites and three former plant sites.

  Lyondell is currently contributing funds to the clean up of two waste sites located near Houston, Texas under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as amended and the Superfund Amendments and Reauthorization Act of 1986. Lyondell has also been named,

                           LYONDELL CHEMICAL COMPANY
along with several other companies, as a potentially responsible party for a third CERCLA site near Houston, Texas. In addition, Lyondell is involved in administrative proceedings or lawsuits relating to a minimal number of other CERCLA sites. Lyondell estimates, based upon currently available information, that potential loss contingencies associated with the latter CERCLA sites, individually and in the aggregate, are not significant.

  As of December 31, 2000, Lyondell's environmental liability for future assessment and remediation costs at the above-mentioned sites totaled $31 million. The liabilities per site range from less than $1 million to $13 million and are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in other CERCLA, RCRA, TNRCC or other comparable state or foreign law investigations, could require Lyondell to reassess its potential exposure related to environmental matters.

  The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the EPA. As a result, the TNRCC has submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by the year 2007. These emission reduction controls must be installed during the next several years, well in advance of the 2007 deadline. This could result in increased capital investment, which could, in the aggregate, be between $400 million and $500 million before the 2007 deadline, and higher operating costs for Equistar, Lyondell and LCR. Lyondell has been actively involved with a number of organizations to help solve the ozone problem in the most cost-effective manner and, in January 2001, Lyondell and an organization composed of industry participants filed a lawsuit against the TNRCC to encourage adoption of their alternative plan to achieve the same air quality improvement with less negative economic impact on the region.

  In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, while studies by federal and state agencies and other organizations have shown that MTBE is safe for use in gasoline, is not carcinogenic and is effective in reducing automotive emissions, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern that MTBE may, in certain limited circumstances, affect the taste and odor of drinking water supplies, and thereby lead to possible environmental issues.

  Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. Such actions, to be effective, would require (i) a waiver of the state's oxygenate mandate, (ii) Congressional action in the form of an amendment to the Clean Air Act or (iii) replacement of MTBE with another oxygenate such as ethanol, a more costly, untested and less widely available additive. At the federal level, a blue ribbon panel appointed by the U.S. Environmental Protection Agency (the "EPA") issued its report on July 27, 1999. That report recommended, among other things, reducing the use of MTBE in gasoline. During 2000, the EPA announced its intent to seek legislative changes from Congress to give the EPA authority to ban MTBE over a three-year period. Such action would only be granted through amendments to the Clean Air Act. Additionally, the EPA is seeking a ban of MTBE utilizing rulemaking authority contained in the Toxic Substance Control Act. It would take at least three years for such a rule to issue. Recently, however, senior policy analysts at the U.S. Department of Energy presented a study stating that banning MTBE would create significant economic risk. The presentation did not identify any benefits from banning MTBE. The EPA initiatives mentioned above or other governmental actions could result in a significant reduction in Lyondell's MTBE sales. The Company has developed technologies to convert TBA into alternate gasoline blending components should it be necessary to reduce MTBE production in the future.

                           LYONDELL CHEMICAL COMPANY

  General--Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the Lyondell Consolidated Financial Statements.

  In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the Consolidated Financial Statements. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

17.LEASE COMMITMENTS

  Lyondell leases various facilities and equipment under noncancelable lease arrangements for varying periods. As of December 31, 2000, future minimum lease payments for the next five years and thereafter, relating to all noncancelable operating leases with terms in excess of one year were as follows:

                                                           MILLIONS
                                                          OF DOLLARS
                                                          ----------
         2001............................................    $ 51
         2002............................................      43
         2003............................................      36
         2004............................................      34
         2005............................................      34
         Thereafter......................................     163
         Less sublease rentals...........................     (51)
                                                             ----
           Total minimum lease payments..................    $310
                                                             ====

18.STOCKHOLDERS' EQUITY

  Treasury Stock--From time to time Lyondell purchases its shares in the open market to issue under its employee compensation and benefits plans, including stock option and restricted stock plans. During 1998, Lyondell purchased 500,000 shares for approximately $10 million to be used for such plans. In addition during 1998, Lyondell completed the stock repurchase program authorized by Lyondell's Board of Directors in September 1997. A total of 2,567,051 shares were purchased for $75 million under this stock repurchase program. For the year ended December 31, 2000 Lyondell reissued, under the Restricted Stock Plan, 71,127 shares previously purchased.

  1999 Incentive Plan--The 1999 Long-Term Incentive Plan ("1999 LTIP") provides for the grant of awards to employees of Lyondell and its subsidiaries. Awards to employees may be in the form of (i) stock options, (ii) stock appreciation rights, payable in cash or common stock, (iii) restricted grants of common stock or units denominated in common stock, (iv) performance grants denominated in common stock or units denominated in common stock that are subject to the attainment of one or more goals, (v) grants of rights to receive the value of a specified number of shares of common stock (phantom stock), and (vi) a cash payment. Awards of common stock under the 1999 LTIP are generally limited to the lesser of ten million shares or 10% of the number of shares of common stock outstanding at the time of granting of the award. During 2000, Lyondell awarded stock option grants for 2,228,241 shares and grants for 706,345 performance shares under this plan. The weighted-average grant-date fair value of the performance share grants was $12.91 per share.

                           LYONDELL CHEMICAL COMPANY

  Restricted Stock Plan--Under the 1995 Restricted Stock Plan, one million shares of common stock are available for grants and awards to officers and other key management employees. Lyondell grants fixed awards of common stock that are forfeitable and subject to restrictions on transfer. Vesting is contingent on the participant's continuing employment at Lyondell for a period specified in the award. During 2000 and 1999, Lyondell granted and issued restricted stock of 71,127 shares and 299,227 shares, respectively, to officers and employees. During 1998 Lyondell granted and issued 88,848 shares of restricted stock to former employees of ARCO Chemical. The shares vest on various dates through May 4, 2003, depending upon the terms of the individual grants. Employees are entitled to receive dividends on the restricted shares.

  Rights to Purchase Common Stock--On December 8, 1995, the Board of Directors of Lyondell declared a dividend of one right ("Right") for each outstanding share of Lyondell's common stock to stockholders of record on December 20, 1995. The Rights become exercisable upon the earlier of: (i) ten days following a public announcement by another entity that it has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or (ii) ten business days following the commencement of a tender offer or exchange offer to acquire beneficial ownership of 15% or more of the outstanding shares of common stock, except under certain circumstances. The Rights expire at the close of business on December 8, 2005 unless earlier redeemed at a price of $.0005 per Right or exchanged by Lyondell as described in the Rights Agreement dated as of December 8, 1995.

  Stock Options--The following table summarizes activity relating to stock options under the 1999 LTIP. As of December 31, 2000, options covering 3,665,767 shares with a weighted average remaining life of 8 years were outstanding at prices ranging from $11.8125 to $20.00 per share of which 520,189 shares were exercisable.

                                                                      AVERAGE
                                                          NUMBER    OPTION PRICE
                                                         OF SHARES   PER SHARE
                                                         ---------  ------------
     Balance, January 1, 2000........................... 1,623,434     17.79
       Granted.......................................... 2,228,241     13.07
       Cancelled........................................  (185,908)    16.64
                                                         ---------
     Balance, December 31, 2000......................... 3,665,767     14.98
                                                         =========

  Lyondell's Executive Long-Term Incentive Plan ("LTI Plan") became effective in November 1988. The last stock options granted under the LTI Plan were granted in March 1994. No additional stock option grants will be made under this plan. As of December 31, 2000, options covering 596,264 shares were outstanding under the LTI Plan with a weighted average remaining life of 2 years, all of which were exercisable at prices ranging from $20.25 to $26.00 per share.

  The following summarizes stock option activity for the LTI Plan:

                                                                      AVERAGE
                                                           NUMBER   OPTION PRICE
                                                          OF SHARES  PER SHARE
                                                          --------- ------------
     Balance, January 1, 2000............................  608,597     23.61
       Exercised.........................................   (6,850)    20.25
       Cancelled.........................................   (5,483)    21.30
                                                           -------
     Balance, December 31, 2000..........................  596,264     23.67
                                                           =======

                           LYONDELL CHEMICAL COMPANY

19.SUPPLEMENTAL GUARANTOR INFORMATION

  ARCO Chemical Technology Inc. ("ACTI"), ARCO Chemical Technology L.P. ("ACTLP") and Lyondell Chemical Nederland, Ltd. ("LCNL") are guarantors (collectively "Guarantors") of the Credit Facility as well as the $500 million senior subordinated notes and $1.9 billion senior secured notes issued by Lyondell in May 1999. LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell that operates a chemical production facility in Rotterdam, The Netherlands and has been a Guarantor since the Credit Facility was entered into. In April 2000, pursuant to the terms of Lyondell's Credit Facility, ACTI and ACTLP became "significant subsidiaries" as defined in the Credit Facility, and, as such, guarantors of the above-mentioned debt securities. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental balance sheet information for the Guarantors as of December 31, 2000.

                                                                         CONSOLIDATED
                          LYONDELL GUARANTOR NON-GUARANTORS ELIMINATIONS   LYONDELL
                          -------- --------- -------------- ------------ ------------
                                             (MILLIONS OF DOLLARS)
Total current assets....   $1,103   $  242        $--         $   --        $1,345
Property, plant and
 equipment, net.........    1,863      566         --             --         2,429
Other investments and
 long-term receivables..    3,154      413         920         (2,881)       1,606
Goodwill, net...........      738      414         --             --         1,152
Other assets............      450       61         --               4          515
                           ------   ------        ----        -------       ------
Total assets............   $7,308   $1,696        $920        $(2,877)      $7,047
                           ======   ======        ====        =======       ======
Current maturities of
 long-term debt.........   $   10   $  --         $--         $   --        $   10
Other current liabili-
 ties...................      501      223         --             --           724
Long-term debt, less
 current maturities.....    3,844      --          --             --         3,844
Other liabilities.......      382       59         --             --           441
Deferred income taxes...      562      140         --             --           702
Intercompany liabilities
 (assets)...............    1,173   (1,245)         68              4          --
Minority interest.......      181      --          --             --           181
Stockholders' equity....      655    2,519         852         (2,881)       1,145
                           ------   ------        ----        -------       ------
Total liabilities and
 stockholders' equity...   $7,308   $1,696        $920        $(2,877)      $7,047
                           ======   ======        ====        =======       ======

                           MILLENNIUM CHEMICALS INC.

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 JUNE 30, 2001
                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

   ASSETS
   Current assets
     Cash and cash equivalents......................................... $   67
     Trade receivables, net............................................    285
     Inventories.......................................................    333
     Other current assets..............................................    109
                                                                        ------
         Total current assets..........................................    794
   Property, plant and equipment, net..................................    915
   Investment in Equistar..............................................    729
   Other assets........................................................    242
   Goodwill............................................................    385
                                                                        ------
         Total assets.................................................. $3,065
                                                                        ======
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities
     Current maturities of long-term debt..............................      2
     Trade accounts payable............................................    159
     Accrued expenses and other liabilities............................    167
                                                                        ------
         Total current liabilities.....................................    328
   Long-term debt......................................................  1,207
   Deferred income taxes...............................................      4
   Other liabilities...................................................    617
                                                                        ------
         Total liabilities.............................................  2,156
                                                                        ------
   Commitments and contingencies (Note 7)
   Minority interest...................................................     20
   Shareholders' equity
     Preferred stock (par value $.01 per share, authorized 25,000,000
      shares, none issued and outstanding).............................    --
     Common stock (par value $.01 per share, authorized 225,000,000 shares;
      77,896,586 shares issued)........................................      1
     Paid in capital...................................................  1,310
     Retained deficit..................................................     (1)
     Unearned restricted shares........................................    (10)
     Cumulative other comprehensive loss...............................   (143)
     Treasury stock (at cost, 14,567,318 shares).......................   (282)
     Deferred compensation.............................................     14
                                                                        ------
         Total shareholders' equity....................................    889
                                                                        ------
   Total liabilities and shareholders' equity.......................... $3,065
                                                                        ======

                    See Notes to Consolidated Balance Sheet

                           MILLENNIUM CHEMICALS INC.

                NOTES TO CONSOLIDATED BALANCE SHEET (UNAUDITED)

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

NOTE 1--DESCRIPTION OF COMPANY

  Millennium Chemicals Inc. (the "Company") is a major international chemical company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals, operating through its subsidiaries: Millennium Inorganic Chemicals Inc. (and its non-United States affiliates), Millennium Petrochemicals Inc. and Millennium Specialty Chemicals Inc.; and, through its interest in Equistar Chemicals, LP ("Equistar"), a joint venture among the Company, Lyondell Chemical Company ("Lyondell") and Occidental Petroleum Corporation ("Occidental").

  The Company and Occidental each have a 29.5% interest in Equistar and Lyondell has a 41% interest. Equistar owns and operates the petrochemical, polymer and derivative businesses contributed to it by its partners. Equistar is managed by a Partnership Governance Committee consisting of representatives of each partner. Approval of Equistar's strategic plans and other major decisions require the consent of the representatives of the three partners. All decisions of Equistar's Governance Committee that do not require unanimity among the partners may be made by Lyondell's representatives alone. The Company accounts for its interest in Equistar using the equity method.

  In March 2001, the Company restructured its operations into two business units, the "Growth and Development" unit and the "Operational Excellence" unit. The Growth and Development unit will focus on identifying, developing and managing businesses that the Company believes have growth potential and operating margins exceeding chemical industry averages. The Growth and Development unit includes the Fragrance and Flavor Chemicals business and the Performance Chemicals business. The Operational Excellence unit will focus on identifying, developing and managing businesses with steady cash flow for disciplined growth, and includes the Acetyls business and the portion of the Titanium Dioxide and Related Products business that is not included in Performance Chemicals, as well as the interest in Equistar.

  The Company was incorporated on April 18, 1996, and has been publicly owned since October 1, 1996, when Hanson PLC ("Hanson") transferred its chemical operations to the Company and, in consideration, all of the then outstanding shares of the Company's common stock ("Common Stock") were distributed pro rata to Hanson's shareholders (the "Demerger").

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Minority interest represents the minority ownership of the Company's Brazilian subsidiary. All significant intercompany accounts and transactions have been eliminated. The unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all adjustments necessary for a fair presentation of the results of operations and financial position for the periods presented in conformity with generally accepted accounting principles. Such adjustments are normal recurring items.

  Estimates and Assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
  Cash Equivalents: Cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of 90 days or less. In addition, other assets include approximately $16 in restricted cash at June 30, 2001 which is on deposit to satisfy insurance claims.

  Inventories: Inventories are stated at the lower of cost or market value. For certain United States operations representing 28% of consolidated inventories at June 30, 2001, cost is determined under the last-in, first-out (LIFO) method. The first-in, first-out (FIFO) method, or methods which approximate FIFO, are used by all other subsidiaries.

     Finished products..................................................... $175
     In-process products...................................................   25
     Raw materials.........................................................   85
     Other inventories.....................................................   48
                                                                            ----
                                                                            $333
                                                                            ====

  Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and 5 to 25 years for machinery and equipment. Major repairs and improvements incurred in connection with substantial overhauls or maintenance turnaround are capitalized and amortized on a straight-line basis until the next planned turnaround (generally 18 months). Other less substantial maintenance and repair costs are expensed as incurred.

  Capitalized Software Costs: The Company capitalizes costs incurred in the acquisition and modification of computer software used internally, including consulting fees and costs of employees dedicated solely to a specific project. Such costs are amortized over periods not exceeding 7 years.

  Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets allocated to acquired companies. Goodwill is being amortized using the straight-line method over 40 years. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to its operations. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill is adjusted. In the opinion of management, no impairment of goodwill existed at June 30, 2001.

  Environmental Liabilities and Expenditures: Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties, except where payment has been received or the amount of liability or contribution by such other parties, including insurance companies, has been agreed, and are not discounted. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  Foreign Currency: Assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the reporting period. Resulting translation adjustments are recorded as a component of cumulative other comprehensive loss in shareholders' equity.

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
  Derivative Instruments and Hedging Activities: All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction ("cash flow" hedge), (3) a foreign-currency fair-value or cash-flow hedge ("foreign currency" hedge) or (4) a hedge of a net investment in a foreign operation.

  Changes in the fair value of a derivative that is highly effective as--and that is designated and qualifies as--a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as--and that is designated and qualifies as--a cash-flow hedge are recorded in Other comprehensive income ("OCI"), until earnings are affected by the variability of cash flows. Changes in the fair value of derivatives that are highly effective as--and that are designated and qualify as--foreign-currency hedges are recorded in either current-period earnings or OCI, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within shareholders' equity. For derivative instruments not designated as hedging instruments, changes in fair values are recognized in earnings in the current period.

  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

  Income Taxes: Deferred income taxes result from temporary differences between the financial statement basis and income tax basis of assets and liabilities and are computed using enacted marginal tax rates of the respective tax jurisdictions. Valuation allowances are provided against deferred tax assets which are not likely to be realized in full. The Company and certain of its subsidiaries have entered into tax-sharing and indemnification agreements with Hanson or its subsidiaries in which the Company and/or its subsidiaries generally agreed to indemnify Hanson or its subsidiaries for income tax liabilities attributable to periods when such other operations were included in the consolidated tax returns of the Company's subsidiaries.

NOTE 3--REORGANIZATION AND PLANT CLOSURE CHARGES

  A provision for restructuring and other plant closure costs of $36 before-tax ($24 after-tax or $0.37 per share) was recorded in the first half of 2001 related to restructuring activities within each of the Company's business segments. During the second quarter of 2001, $31 was recorded in connection with the Company's announced decision to indefinitely idle its sulfate-process TiO\\2\\ plant in Hawkins Point, Maryland and reduce its worldwide workforce by 10%. The $31 charge includes severance and other employee related costs of $19 for the termination of approximately 400 employees involved in manufacturing, technical, sales and marketing, finance and administrative support. In addition, the $31 charge included a $10 write-down of assets related to the Hawkins Point sulfate-process plant which will be shutdown by September 1, 2001 and $2 in other costs associated with the idling of the plant. Employee terminations and charges against reserves will begin in the third quarter of 2001.

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

  During the first quarter of 2001, the Company announced the realignment of its operating and management structure to take better advantage of the Company's existing growth-oriented businesses and achieve higher returns from its operations that have lower growth rates. In connection with the realignment, the Company announced the closure of its facilities in Cincinnati, Ohio and recorded restructuring and other charges of $5 in the Acetyls segment. These charges included $3 of severance and other termination benefits related to the termination of about 35 employees involved in technical, marketing and administrative activities, as well as $2 related to the write-down of assets, lease termination costs and other charges associated with the Cincinnati facility. The office in Cincinnati was closed during the second quarter of 2001.

NOTE 4--LONG-TERM DEBT AND CREDIT ARRANGEMENTS

   Revolving Credit Facility bearing interest at the option of the
    Company at the higher of the federal funds rate plus one-half of
    1% and the bank's prime lending rate plus .50%, or at LIBOR or
    NIBOR plus 1.50% plus a facility fee of .50% to be paid quarterly. $   40
   Term loan bearing interest at the option of the Company at the higher of the federal funds rate plus one-half of 1% and the bank's prime lending rate plus 1.50%, or at LIBOR or NIBOR plus
    2.50% to be paid quarterly........................................    125
   7% Senior Notes due 2006...........................................    500
   7.625% Senior Debentures due 2026..................................    249
   9.25% Senior Notes due 2008........................................    275
   Debt payable through 2007 at interest rates ranging from 2% to
    9.5%..............................................................     20
   Less current maturities of long-term debt..........................     (2)
                                                                       ------
                                                                       $1,207
                                                                       ======

  On June 18, 2001, Millennium America Inc. ("Millennium America"), a wholly owned indirect subsidiary of the Company, entered into a five-year Secured Credit Agreement (the "Credit Agreement") to replace the previously existing Revolving Credit Agreement which was due to expire in July 2001. Under the new Credit Agreement, certain of the Company's subsidiaries including Millennium America may borrow up to $175 under a revolving credit portion of the Credit Agreement ("Revolving Loans") and up to $125 under the term loan portion of the Credit Agreement ("Term Loans"). As of June 30, 2001, the Company has borrowed $125 of Term Loans and has $135 of unused availability under the Revolving Loans.

  The Company and Millennium America guarantee the obligations under the Credit Agreement.

  The Revolving Loans are available in U.S. dollars, pounds sterling, euros and any other freely tradable currencies in the London market. The Revolving Loans may be borrowed, repaid, prepaid and reborrowed from time to time. The Revolving Loans include a $50 letter of credit subfacility and a swingline facility in the amount of $25. The Term Loans may be prepaid at the option of the Company at any time, but may not be reborrowed if prepaid.

  The Credit Agreement contains negative covenants, subject to certain exceptions and specified baskets, that limit, among other things, the ability of the Company and/or certain subsidiaries of the Company to: (i) incur debt and issue preferred stock; (ii) create liens; (iii) engage in sale and leaseback transactions; (iv) declare or pay dividends on, or purchase, the Company's stock; (v) make restricted payments; (vi) engage in transactions with affiliates; (vii) sell assets; (viii) engage in mergers or acquisitions; (ix) engage in domestic account receivable securitization transactions; (x) increase the amount of the $750 limited guarantee of collection by Millennium America on behalf of Equistar (as described below in this note); and (xi) enter into

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA) restrictive agreements. In the event the Company sells certain assets as specified in the Credit Agreement, the Term Loans must be prepaid with a portion of the net cash proceeds of such sale. In addition, the Credit Agreement requires the Company to satisfy financial performance criteria with respect to debt coverage and interest coverage ratios.

  The obligations are collateralized by: (1) a pledge of 100% of the stock of the Company's existing and future domestic subsidiaries and 65% of the stock of certain of the Company's existing and future foreign subsidiaries, in both cases other than subsidiaries that hold immaterial assets (as defined in the Credit Agreement), (2) all the equity interests held by the Company's subsidiaries in Equistar and the LaPorte Methanol Company (which pledges are limited to the right to receive distributions made by Equistar and the LaPorte Methanol Company, respectively), and (3) all present and future accounts receivable, intercompany indebtedness, and inventory of the Company's domestic subsidiaries, other than subsidiaries that hold immaterial assets (as defined in the Credit Agreement).

  The 7% Senior Notes and 7.625% Senior Debentures were issued by Millennium America, and are guaranteed by the Company. The indenture under which the Senior Notes and Senior Debentures were issued contains certain covenants that limit, among other things: (i) the ability of Millennium America and its Restricted Subsidiaries (as defined) to grant liens or enter into sales-and leaseback transactions; (ii) the ability of the Restricted Subsidiaries to incur additional indebtedness; and, (iii) the ability of Millennium America and the Company to merge, consolidate or transfer substantially all of their respective assets.

  The 9.25% Senior Notes were issued by Millennium America, and are guaranteed by the Company. The indenture under which the 9.25% Senior Notes were issued contains certain covenants that limit, among other things, the ability of the Company and/or certain subsidiaries of the Company to: (i) incur additional debt; (ii) issue redeemable stock and preferred stock; (iii) pay dividends or make distributions; (iv) repurchase capital stock; (v) make other restricted payments including, without limitation, investments; (vi) create liens;
(vii) redeem debt that is junior in right of payment to the 9.25% Senior Notes;
(viii) sell or otherwise dispose of assets, including capital stock of subsidiaries; (ix) enter into arrangements that restrict dividends from subsidiaries; (x) enter into mergers or consolidations; (xi) enter into transactions with affiliates; and, (xii) enter into sale/leaseback transactions. In addition, if the 9.25% Senior Notes receive debt ratings from both Standard & Poor's and Moody's Investors Service as specified in the indenture and meet certain other requirements, certain of these covenants will no longer apply.

  The maturities of long term debt during the next five years are as follows:

         2002...................................................   2
         2003...................................................   6
         2004...................................................   6
         2005...................................................  47
         2006................................................... 606
         Thereafter............................................. 542

  In connection with the formation of Equistar in December 1997, Millennium America provided a limited guarantee of collection with respect to principal and interest on a total of $750 principal amount of indebtedness under Equistar's $1,250 revolving credit facility. However, pursuant to the terms of this guarantee, the lenders may not proceed against Millennium America until they have exhausted their remedies against Equistar. The guarantee will remain in effect indefinitely, but at any time after December 31, 2004, Millennium America may elect to terminate the guarantee if certain conditions are met including financial ratios and covenants. In addition, Millennium America may elect to terminate the guarantee in the event the

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
Company sells its interests in the subsidiaries that directly hold the partnership interests of Equistar or if those subsidiaries sell their interests in Equistar, provided certain conditions are met including financial ratios and covenants.

NOTE 5--DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

  Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS 133 as of January 1, 2001 was not material to the Company's financial statements.

  The Company is exposed to market risk, such as changes in currency exchange rates, interest rates and commodity pricing. To manage the volatility relating to these exposures, the Company selectively enters into derivative transactions pursuant to the Company's policies for hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

  Foreign Currency Exposure Management: The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of the Company's foreign currency hedging activities is to manage the volatility associated with foreign currency purchases and foreign currency sales. The Company primarily utilizes forward exchange contracts with maturities of less than twelve months.

  The Company utilizes forward exchange contracts with contract terms normally lasting less than three months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated trade receivables and trade payables. These derivatives have not been designated as hedges for accounting purposes. The gains and losses on both the derivatives and the foreign currency denominated trade receivables and payables are recorded in current earnings.

  In addition, the Company utilizes forward exchange contracts which qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on forecasted sales and inventory purchases. Gains and losses on these instruments are deferred in OCI until the underlying transaction is recognized in earnings. The earnings impact is reported either in Net sales or Cost of products sold to match the underlying transaction being hedged. As of June 30, 2001, approximately $0.3 of deferred net gains on foreign currency cash flow hedges accumulated in OCI are expected to be reclassified to earnings during the next twelve months.

  Commodity Price Risk Management: Raw materials used by the Company are subject to price volatility caused by weather and supply conditions and other unpredictable factors. The Company selectively uses commodity swap arrangements to manage the volatility related to anticipated purchases of natural gas with a maximum maturity of three years. These market instruments are designated as cash flow hedges. The mark-to-market gain or loss on qualifying hedges is included in OCI to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on ineffective portions of hedges are recognized in cost of products sold immediately. As of June 30, 2001, approximately $5 of deferred net losses on commodity swaps accumulated in OCI are expected to be reclassified to earnings during the next twelve months. No cash flow hedges were discontinued during the quarter ended June 30, 2001.

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

  Interest-rate Risk Management: The Company selectively uses derivative instruments to manage its ratio of debt bearing fixed interest rates to debt bearing variable interest rates and to lower (where possible) the cost of its borrowed funds. As of June 30, 2001 the Company has entered into interest-rate swap agreements to convert $50 of its fixed-rate debt into variable-rate debt. These derivatives do not qualify for hedge accounting because the maturity of the swaps is less than the maturity of the hedged debt. Accordingly, the fair value of such arrangements as of June 30, 2001 of ($0.5) has been recognized as interest expense.

NOTE 6--RELATED PARTY TRANSACTIONS

  One of the Company's subsidiaries purchases ethylene from Equistar at market-related prices pursuant to an agreement made in connection with the formation of Equistar. Under the agreement, the subsidiary is required to purchase 100% of its ethylene requirements for its La Porte, Texas, facility up to a maximum of 330 million pounds per year from Equistar. The agreement automatically renews annually. The initial term of the contract was through December 1, 2000 and was automatically renewed. Either party may terminate on one year's notice and neither party has provided such notice.

  One of the Company's subsidiaries sells vinyl acetate monomer ("VAM") to Equistar at formula-based prices pursuant to an agreement entered into in connection with the formation of Equistar. Under this agreement, Equistar is required to purchase 100% of its VAM feedstock requirements for its La Porte, Texas, Clinton and Morris, Illinois plants, estimated to be 48 to 55 million pounds per year, up to a maximum of 60 million pounds per year ("Annual Maximum") for the production of ethylene vinyl acetate products at those locations. If Equistar fails to purchase at least 42 million pounds of VAM in any calendar year, the Annual Maximum quantity may be reduced by as much as the total purchase deficiency for one or more successive years. In order to reduce the Annual Maximum quantity, Equistar must be notified within at least 30 days prior to restricting the VAM purchases provided that the notice is not later than 45 days after the year of the purchase deficiency. The agreement automatically renews annually. The initial term of the contract was through December 31, 2000 and was automatically renewed. Either party may terminate on one year's notice and neither party has provided such notice.

  One of the Company's subsidiaries and Equistar have entered into various operating, manufacturing and technical service agreements. These agreements provide the subsidiary with certain utilities, administrative office space, and health, safety and environmental services.

NOTE 7--COMMITMENTS AND CONTINGENCIES

  Legal and Environmental: The Company and various of its subsidiaries are defendants in a number of pending legal proceedings incidental to present and former operations. These include several proceedings alleging injurious exposure of the plaintiffs to asbestos, as well as various chemicals and materials manufactured by the Company's current and former subsidiaries. Typically, such proceedings involve large claims made by many plaintiffs against many defendants in the chemical industry. The Company does not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material adverse effect upon the consolidated financial position, results of operations or cash flows of the Company.

  Together with other alleged past manufacturers of lead pigments for use in paint and lead-based paint, a former subsidiary of a discontinued operation has been named as a defendant or third party defendant in various legal proceedings alleging that it and other manufacturers are responsible for personal injury and property damage allegedly associated with the use of lead pigments in paint. The legal proceedings seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy,

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA) market share liability, fraud, misrepresentation and nuisance. The plaintiffs in these actions generally seek to impose on the defendants responsibility for alleged damages and health concerns associated with the use of lead-based paints. These cases are in various pre-trial stages. The Company is vigorously defending all litigation related to the use of lead. Although liability, if any, that may result is not reasonably capable of estimation, the Company believes that, based on information currently available, the disposition of such claims in the aggregate should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

  Certain of the Company's subsidiaries have been named as defendants, potentially responsible parties ("PRPs"), or both, in a number of environmental proceedings associated with waste disposal sites and facilities currently or previously owned, operated or used by the Company's subsidiaries or their predecessors, some of which disposal sites or facilities are on the Superfund National Priorities List of the United States Environmental Protection Agency ("EPA") or similar state lists. These proceedings seek cleanup costs, damages for personal injury or property damage, or both. Certain of these proceedings involve claims for substantial amounts, individually ranging in estimates from less than $0.3 to $29. One potentially significant matter in which a Company subsidiary is one of four PRPs concerns alleged PCB contamination of a section of the Kalamazoo River from Kalamazoo, Michigan, to Lake Michigan. This matter has been stayed and now is being addressed through the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") by the Kalamazoo River Study Group ("KRSG"), of which the Company's subsidiary is a member. In October 2000, the KRSG submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study which evaluated a number of remedial options and recommended a remedy involving the stabilization of several miles of river bank and the long-term monitoring of river sediments at a total collective cost of approximately $73. The Company has accrued for its estimated share of costs for this matter.

  Celanese International Corporation ("Celanese") filed suit in 1999 against a Company subsidiary alleging infringement of a Celanese patent relating to acetic acid production technology. In this suit, Celanese seeks monetary damages and injunctive relief. The Company has substantial defenses to this lawsuit and is vigorously defending it.

  The Company believes that the range of potential liability for environmental and other legal contingencies, collectively, but which primarily relates to environmental remediation activities and other environmental proceedings, is between $95 and $100 and has accrued $100 as of June 30, 2001. The Company's ultimate liability in connection with these proceedings may depend on many factors, including the volume of material contributed to the sites, the number of other PRPs and their financial viability and the remediation methods and technologies to be used.

  Purchase Commitments: The Company has various agreements for the purchase of ore used in the production of titanium dioxide that expire in 2002. Total commitments to purchase ore under these agreements is approximately $319. The Company has certain other agreements to purchase raw materials and utilities with various terms extending through 2020. The aggregate obligation under these agreements is approximately $446.

  Other Contingencies: The Company is organized under the laws of Delaware and is subject to United States federal income taxation of corporations. However, in order to obtain clearance from the United Kingdom Inland Revenue as to the tax-free treatment of the Demerger stock dividend for United Kingdom tax purposes for Hanson and Hanson's shareholders, Hanson agreed with the United Kingdom Inland Revenue that the Company will continue to be centrally managed and controlled in the United Kingdom at least until September 30, 2001. Hanson also agreed that the Company's Board of Directors will be the only medium through which strategic control and policy-making powers are exercised, and that board meetings almost

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA) invariably will be held in the United Kingdom during this period. The Company has agreed not to take, or fail to take, during such five-year period, any action that would result in a breach of, or constitute non-compliance with, any of the representations and undertakings made by Hanson in its agreement with the United Kingdom Inland Revenue and to indemnify Hanson against any liability and penalties arising out of a breach of such agreement. The Company's By-Laws provide for similar constraints. The Company and Hanson estimate that such indemnification obligation would have amounted to approximately $421 if it had arisen during the twelve months ended September 30, 1997, and that such obligation will decrease by approximately $84 on each October 1st prior to October 1, 2001, when it will expire.

  If the Company ceases to be a United Kingdom tax resident at any time, the Company will be deemed for purposes of United Kingdom corporation tax on chargeable gains to have disposed of all of its assets at such time. In such a case, the Company would be liable for United Kingdom corporation tax on chargeable gains on the amount by which the fair market value of those assets at the time of such deemed disposition exceeds the Company's tax basis in those assets. The tax basis of the assets would be calculated in pounds sterling, based on the fair market value of the assets (in pounds sterling) at the time of acquisition of the assets by the Company, adjusted for United Kingdom inflation. Accordingly, in such circumstances, the Company could incur a tax liability even though it has not actually sold the assets and even though the underlying value of the assets may not actually have appreciated (due to currency movements). Since it is impossible to predict the future value of the Company's assets, currency movements and inflation rates, it is possible to predict the magnitude of such liability, should it arise.

NOTE 8--INFORMATION ON EQUISTAR

  The following is summarized financial information for Equistar as of June 30, 2001:

     Current assets..................................................... $1,231
     Noncurrent assets..................................................  5,160
                                                                         ------
       Total assets..................................................... $6,391
                                                                         ======
     Current liabilities................................................ $  754
     Non-current liabilities............................................  2,207
     Partners' capital..................................................  3,430
                                                                         ------
       Total liabilities and partners' capital.......................... $6,391
                                                                         ======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Millennium Chemicals Inc.:

  In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Millennium Chemicals Inc. (the "Company") at December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey
January 26, 2001

                           MILLENNIUM CHEMICALS INC.

                           CONSOLIDATED BALANCE SHEET

                         (MILLIONS, EXCEPT SHARE DATA)
                            AS OF DECEMBER 31, 2000

ASSETS
Current assets
  Cash and cash equivalents............................................ $  107
  Trade receivables, net...............................................    306
  Inventories..........................................................    373
  Other current assets.................................................    115
                                                                        ------
    Total current assets...............................................    901
Property, plant and equipment, net.....................................    957
Investment in Equistar.................................................    760
Other assets...........................................................    211
Goodwill...............................................................    391
                                                                        ------
    Total assets....................................................... $3,220
                                                                        ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable........................................................ $   39
  Current maturities of long-term debt.................................    391
  Trade accounts payable...............................................    165
  Accrued expenses and other liabilities...............................    188
                                                                        ------
    Total current liabilities..........................................    783
Long-term debt.........................................................    767
Deferred income taxes..................................................     19
Other liabilities......................................................    646
                                                                        ------
    Total liabilities..................................................  2,215
                                                                        ------
Commitments and contingencies (Note 11)
Minority interest......................................................     22
                                                                        ------
Shareholders' equity
  Preferred stock (par value $0.01 per share, authorized 25,000,000
   shares; none issued and outstanding)................................    --
  Common stock (par value $0.01 per share, authorized 225,000,000
   shares; issued 77,896,586 shares)...................................      1
Paid in capital........................................................  1,326
Retained earnings......................................................     55
Unearned restricted shares.............................................    (25)
Cumulative other comprehensive loss....................................   (107)
Treasury stock (at cost, 13,747,228 shares)............................   (282)
Deferred compensation..................................................     15
                                                                        ------
    Total shareholders' equity.........................................    983
                                                                        ------
Total liabilities and shareholders' equity............................. $3,220
                                                                        ======

                    See Notes to Consolidated Balance Sheet

                           MILLENNIUM CHEMICALS INC.

                      NOTES TO CONSOLIDATED BALANCE SHEET

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

NOTE 1--DESCRIPTION OF COMPANY

  Millennium Chemicals Inc. (the "Company") is a major international chemical company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals, operating through its subsidiaries: Millennium Inorganic Chemicals Inc. (and its non-United States affiliates), Millennium Petrochemicals Inc. and Millennium Specialty Chemicals Inc.; and, beginning December 1, 1997, through its interest in Equistar Chemicals, LP ("Equistar"), a joint venture formed by the Company and Lyondell Chemical Company ("Lyondell") to jointly own and operate the petrochemical and polymer businesses of the Company and Lyondell. On May 15, 1998, the Company's interest in Equistar was reduced to 29.5% with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental Petroleum Corporation's ("Occidental") chemical subsidiary (see Note 3).

  The Company was incorporated on April 18, 1996, and has been publicly owned since October 1, 1996, when Hanson PLC ("Hanson") transferred its chemical operations to the Company and, in consideration, all of the then outstanding shares of the Company's common stock ("Common Stock") were distributed pro rata to Hanson's shareholders (the "Demerger").

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Minority interest represents the minority ownership of Tibras at cost. All significant inter-company accounts and transactions have been eliminated.

  Estimates and Assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents: Cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of 90 days or less. In addition, other assets include approximately $28 in restricted cash at December 31, 2000 which is on deposit to satisfy insurance claims.

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

  Inventories: Inventories are stated at the lower of cost or market value. For certain United States operations representing 37% of consolidated inventories at December 31, 2000, cost is determined under the last-in, first-out (LIFO) method. The first-in, first-out (FIFO) method, or methods that approximate FIFO, are used by all other subsidiaries.

  Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and 5 to 25 years for machinery and equipment. Major repairs and improvements incurred in connection with substantial overhauls or maintenance turnarounds are capitalized and amortized on a straight-line basis until the next planned turnaround (generally 18 months). Other less substantial maintenance and repair costs are expensed as incurred.

  Capitalized Software Costs: The Company capitalizes costs incurred in the acquisition and modification of computer software used internally, including consulting fees and costs of employees dedicated solely to a specific project. Such costs are amortized over periods not exceeding 7 years and are subject to impairment evaluation under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of". Unamortized capitalized software costs of $64 at December 31, 2000 are included in property, plant and equipment.

  Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets allocated to acquired companies. Goodwill is being amortized using the straight-line method over 40 years. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to its operations. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill is adjusted. In the opinion of management, no impairment of goodwill existed at December 31, 2000.

  Environmental Liabilities and Expenditures: Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties, except where payment has been received or the amount of liability or contribution by such other parties, including insurance companies, has been agreed, and are not discounted. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  Foreign Currency: Assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the reporting period. Resulting translation adjustments are recorded as a component of cumulative other comprehensive loss in Shareholders' equity. Gains and losses resulting from changes in foreign currency on transactions denominated in currencies other than the functional currency of the respective subsidiary are recognized in income as they occur.

  Derivative Instruments: The Company uses derivative instruments to manage the exposure to foreign currency fluctuations on certain transactions. Derivative instruments currently used by the Company primarily include foreign currency forward contracts. Gains or losses on instruments that hedge foreign currency denominated receivables and payables are recognized in income as they occur. Gains or losses on instruments that hedge firm commitments are deferred and reported as part of the underlying transaction when settled. The cash flows from such contracts are classified consistent with cash flows from the transactions being hedged.

  Income Taxes: Deferred income taxes result from temporary differences between the financial statement basis and income tax basis of assets and liabilities and are computed using enacted marginal tax rates of the

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA) respective tax jurisdictions. Valuation allowances are provided against deferred tax assets which are not likely to be realized in full.

NOTE 3--INVESTMENT IN EQUISTAR

  On December 1, 1997, the Company and Lyondell completed the formation of Equistar, a joint venture partnership created to own and operate the petrochemical and polymer businesses of the Company and Lyondell. The Company contributed to Equistar substantially all of the net assets of its polyethylene, performance polymer and ethyl alcohol businesses. The Company retained $250 from the proceeds of accounts receivable collections and substantially all the accounts payable and accrued expenses of its contributed businesses existing on December 1, 1997, and received proceeds of $750 from borrowings under a new credit facility entered into by Equistar. The Company used the $750 that it received to repay debt. A subsidiary of the Company guarantees $750 of Equistar's credit facility. Equistar was owned 57% by Lyondell and 43% by the Company until May 15, 1998, when the Company and Lyondell expanded Equistar with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental's chemical subsidiary. Occidental contributed the net assets of those businesses (including approximately $205 of related debt) to Equistar. In exchange, Equistar borrowed an additional $500, $420 of which was distributed to Occidental and $75 to the Company. Equistar is now owned 41% by Lyondell, 29.5% by Occidental and 29.5% by the Company. No gain or loss resulted from these transactions.

  Equistar is managed by a Partnership Governance Committee consisting of representatives of each partner. Approval of Equistar's strategic plans and other major decisions requires the consent of the representatives of the three partners. All decisions of Equistar's Governance Committee that do not require unanimity among the partners may be made by Lyondell's representatives alone.

  The Company accounts for its interest in Equistar using the equity method. In 1999 and 1998, the difference between the carrying value of the Company's investment and its underlying equity in the net assets of Equistar ("goodwill") had been amortized over 25 years.

  In furthering the Company's business strategy to de-emphasize commodity chemicals, the Board of Directors of the Company approved actions in December 1999 to advance the Company's efforts to dispose of its Equistar interest. As a result of the Board's adopting the strategy to dispose of the Equistar interest in the short-term, the Company reduced the carrying amount of its interest at December 31, 1999 (including all of the underlying goodwill) to an estimated fair value of $800 by recording a charge of $639 ($400 after tax) in the fourth quarter of 1999. The estimated fair value was determined by evaluating, among other things, the estimated discounted future cash flows of Equistar, current market interest and estimated disposal costs, including income taxes. On September 14, 2000, the Company announced that it had not received an acceptable offer for its investment in Equistar and that it had terminated active marketing of its stake.

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
NOTE 4--SUPPLEMENTAL INFORMATION

     TRADE RECEIVABLES
     Trade receivables.................................................. $  310
     Allowance for doubtful accounts....................................     (4)
                                                                         ------
                                                                         $  306
                                                                         ======
     INVENTORIES
     Finished products.................................................. $  188
     In-process products................................................     26
     Raw materials......................................................    111
     Other inventories..................................................     48
                                                                         ------
                                                                         $  373
                                                                         ======

  Inventories valued on a LIFO basis were approximately $35 less than the amount of such inventories valued at current cost at December 31, 2000.

     PROPERTY, PLANT AND EQUIPMENT
     Land and buildings................................................. $  247
     Machinery, equipment and software..................................  1,346
     Construction-in-progress...........................................    119
                                                                         ------
                                                                          1,712
     Accumulated depreciation and amortization..........................   (755)
                                                                         ------
                                                                         $  957
                                                                         ======
     GOODWILL...........................................................    484
     Accumulated amortization...........................................    (93)
                                                                         ------
                                                                         $  391
                                                                         ======

  Future minimum rental commitments under non-cancelable operating leases, as of December 31, 2000, are as follows:

         2001................................................... $14
         2002...................................................   9
         2003...................................................   7
         2004...................................................   6
         2005...................................................   5
         Thereafter.............................................  27

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

NOTE 5--INCOME TAXES

  Significant components of deferred taxes are as follows as of December 31, 2000:

   Deferred tax assets
     Environmental and legal obligations.................................. $ 16
     Other post-retirement benefits and pension...........................   29
     Net operating loss carryforwards.....................................   52
     Capital loss carryforwards...........................................   70
     AMT credits..........................................................  101
     Other accruals.......................................................   75
                                                                           ----
                                                                            343
   Valuation allowance against capital loss carryforwards.................  (70)
                                                                           ----
       Total deferred tax assets..........................................  273
                                                                           ----
   Deferred tax liabilities
     Excess of book over tax basis in property, plant and equipment.......   81
     Taxes related to potential disposal of Equistar......................  184
     Other................................................................   27
                                                                           ----
       Total deferred tax liabilities.....................................  292
                                                                           ----
       Net deferred tax liabilities....................................... $ 19
                                                                           ====

  At December 31, 2000, certain foreign subsidiaries of the Company had available net operating loss carryforwards aggregating $162, which are subject to certain limitations on their use. The capital loss carryforwards expire between 2001 and 2005, while the AMT credits and net operating loss carryforwards have no expiration.

  The Company settled certain issues relating to the tax years 1986 through 1988 and a payment of $151 in taxes was made in July 2000.

  Certain of the income tax returns of the Company's subsidiaries are currently under examination by the Internal Revenue Service and various state tax agencies. In the opinion of management, any assessments that may result will not have a material adverse effect on the financial position, results of operation or cash flows of the Company.

NOTE 6--LONG-TERM DEBT AND CREDIT ARRANGEMENTS

  As of December 31, 2000:

   Revolving Credit Agreement bearing interest at the bank's prime lend-
    ing rate,
    or at LIBOR or NIBOR plus .275% at the option of the Company plus a
    Facility Fee
    of .15% to be paid quarterly......................................... $388
   7% Senior Notes due 2006..............................................  500
   7.625% Senior Debentures due 2026.....................................  249
   Debt payable through 2007 at interest rates ranging from 2% to 9.5%...   21
   Less current maturities of long-term debt............................. (391)
                                                                          ----
                                                                          $767
                                                                          ====

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
  Under the Revolving Credit Agreement, as most recently amended on January 12, 2000, certain of the Company's subsidiaries may borrow up to $500 under an unsecured multi-currency revolving credit facility, which matures in July 2001 (the "Credit Agreement"). The Company guarantees borrowings under this facility. Borrowings under the Credit Agreement may consist of standby loans or uncommitted competitive loans offered by syndicated banks through an auction bid procedure. Loans may be borrowed in U.S. dollars and/or other currencies. The proceeds from the borrowings may be used to provide working capital and for general corporate purposes.

  The Company is in the process of refinancing the Credit Agreement. The Company expects to complete the refinancing late in the first quarter or early in the second quarter of 2001.

  The weighted-average interest rate for borrowings under the Credit Agreement was 6.7% for 2000.

  The Credit Agreement contains covenants and provisions that restrict, among other things, the ability of the Company and its material subsidiaries to: (i) create liens on any of its property or assets, or assign any rights to or security interests in future revenues; (ii) engage in sale-and-leaseback transactions; (iii) engage in mergers, consolidations or sales of all or substantially all of their assets on a consolidated basis; (iv) enter into agreements restricting dividends and advances by their subsidiaries; and, (v) engage in transactions with affiliates other than those based on arm's-length negotiations. The Credit Agreement also limits the ability of certain subsidiaries of the Company to incur indebtedness or issue preferred stock. In addition, the Credit Agreement requires the Company to satisfy certain financial performance criteria. On January 12, 2000, one of the financial covenants in the Credit Agreement was amended to permit the Company to remain compliant after the 1999 charge for loss in value of the Equistar interest (see
Note 3).

  The Senior Notes and Senior Debentures were issued by Millennium America Inc., a wholly owned subsidiary of the Company, and are guaranteed by the Company. The indenture under which the Senior Notes and Senior Debentures were issued contains certain covenants that limit, among other things: (i) the ability of Millennium America Inc. and its Restricted Subsidiaries (as defined) to grant liens or enter into sale-and-leaseback transactions; (ii) the ability of the Restricted Subsidiaries to incur additional indebtedness; and, (iii) the ability of Millennium America Inc. and the Company to merge, consolidate or transfer substantially all of their respective assets.

  The Company had outstanding notes payable of $39 as of December 31, 2000 bearing interest at an average rate of approximately 6% with maturity of 30 days or less. At December 31, 2000, the Company had outstanding standby letters of credit amounting to $13 and had unused availability under short-term lines of credit and the Credit Agreement of $234. In addition, Millennium America Inc. has guaranteed certain debt obligations of Equistar up to $750.

  The maturities of long-term debt during the next five years are as follows:
2001--$391; 2002--$9; 2003--$4; 2004--$3; 2005--$2; and, thereafter--$749.

NOTE 7--FINANCIAL INSTRUMENTS

  Fair Value of Financial Instruments: The fair value of all short-term financial instruments and restricted cash approximates their carrying value, due to their short maturity or ready availability. The fair value of the

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
Company's other financial instruments are based upon estimates received from independent financial advisors as follows as of December 31, 2000:

                                                                  CARRYING FAIR
                                                                   VALUE   VALUE
                                                                  -------- -----
     Borrowings under the Revolving Credit Agreement.............   $388   $386
     Senior Notes and Debentures.................................   $749   $605

  Off Balance Sheet Risk: The Company generates revenue from export sales and revenue from operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. In addition, certain of the Company's subsidiaries make purchases (primarily raw materials) in currencies other than the functional currency of that subsidiary.

  The Company selectively uses derivative instruments to manage its exposure to the risk that the eventual functional currency net cash inflows or outflows resulting from foreign currency sales or purchases will be adversely affected by changes in exchange rates.

  The Company's major foreign currency exposures involve the markets in Europe and Asia/Pacific. In addition, the Company purchases a significant portion of its primary raw materials in Australian dollars.

  Gains or losses on instruments that hedge foreign currency denominated receivables and payables are recognized in income as they occur. Gains or losses on instruments that hedge firm commitments are deferred and reported as part of the underlying transaction when settled.

  The table below summarizes the notional amounts of the Company's derivative instruments at December 31, 2000 with maturity dates ranging from one month to twelve months. The notional amounts have been translated into U.S. dollars using applicable exchange rates at December 31, 2000.

                                                             NOTIONAL UNREALIZED
                                                              AMOUNT     GAIN
                                                             -------- ----------
     Forward Contracts......................................   $116      $ 2
     Currency Swaps.........................................   $  7      $--

  The increase in the notional amount of outstanding derivative instruments primarily reflects the Company's strategy of hedging anticipated sales revenues denominated in foreign currency other then the relevant functional currency. These anticipated sales revenues are expected to be received during the next twelve months.

  SFAS 137: In June 1999, the Financial Accounting Standards Board issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS 133", which defers the effective date of SFAS 133 for one year. The Company plans to adopt SFAS 133 in the first quarter of 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in Net income or as a component of Comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS 133 is not expected to have a material effect on the financial position, results of operations or cash flows of the Company.

NOTE 8--PENSION AND OTHER POSTRETIREMENT BENEFITS

  Domestic Benefit Plans: On January 1, 1999, the Company merged and amended its noncontributory defined benefit pension plans and its other postretirement benefit plans that cover substantially all of its United

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
States employees. The benefits for the pension plans continue to be based primarily on years of credited service and average compensation as defined under the respective plan provisions. The Company's funding policy is to contribute amounts to the pension plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time. The pension plans' assets are held in a master asset trust and are managed by independent portfolio managers. Such assets include the Company's Common Stock, which account for less than 1% of master trust assets at December 31, 2000.

  The Company also sponsors defined contribution plans for its salaried and certain union employees. Contributions relating to defined contribution plans are made based upon the respective plan provisions.

  Foreign Benefit Arrangements: Certain of the Company's foreign subsidiaries have defined benefit plans. The assets of these plans are held separately from the Company in independent funds.

  The following table provides a reconciliation of the changes in the benefit obligations and the fair value of the plan assets over the year ending December 31, 2000, and a statement of the funded status as of December 31, 2000.

                                                                      OTHER
                                                         PENSION  POSTRETIREMENT
                                                         BENEFITS    BENEFITS
                                                         -------- --------------
   Reconciliation of benefit obligation
   Projected benefit obligation at beginning of year....  $  757      $ 110
   Service cost, including interest.....................      12          8
   Interest in PBO......................................      54        --
   Benefit payments.....................................     (83)       (13)
   Net experience loss (gain)...........................      28         (7)
   Amendments...........................................     --          (1)
   Translation adjustment...............................      (8)       --
                                                          ------      -----
   Projected benefit obligation at end of year..........  $  760      $  97
                                                          ------      -----
   Reconciliation of fair value of plan assets
   Fair value of plan assets at beginning of year.......  $1,013      $ --
   Return on plan assets................................    (34)        --
   Employer contributions...............................       6         13
   Benefit payments.....................................     (83)       (13)
   Asset transfer.......................................       5        --
   Translation adjustment...............................     (12)       --
                                                          ------      -----
   Fair value of plan assets at end of year.............  $  895      $ --
                                                          ------      -----
   Funded status
   Funded status at December 31.........................  $  135      $ (97)
   Unrecognized net asset...............................     (11)       --
   Unrecognized prior-service cost......................       8        (12)
   Unrecognized loss (gain).............................      20        (28)
                                                          ------      -----
   Prepaid benefit (accrued) cost.......................  $  152      $(137)
                                                          ------      -----

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

  The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of the plan assets were $51, $47 and $32, respectively, at December 31, 2000.

  The assumptions used in the measurement of the Company's benefit obligations as of December 31, 2000 are shown in the following table:

                                                                    OTHER
                                                      PENSION   POSTRETIREMENT
                                                     BENEFITS      BENEFITS
                                                    ----------- --------------
   Weighted-average assumptions as of December 31
     Discount rate................................. 6.50%-7.50%     7.50%
     Expected return on plan assets................ 8.00%-9.00%       --
     Rate of compensation increase................. 4.00%-5.00%     4.25%

  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 2000 was 7.5% declining to 6.0% for 2002 and thereafter. A 1% increase or decrease in assumed health care cost trend rates would affect service and interest components of postretirement health care benefit costs by $1 in the year ended December 31, 2000. The effect on the accumulated postretirement benefit obligation would be $6 at December 31, 2000.

NOTE 9--STOCK-BASED COMPENSATION PLANS

  Long-Term Stock Incentive Plan: The Company adopted a Long-Term Stock Incentive Plan ("Stock Incentive Plan") for the purpose of enhancing the profitability and value of the Company for the benefit of its shareholders. A maximum of 3,909,000 shares of Common Stock may be issued or used for reference purposes pursuant to the Stock Incentive Plan.

  The Stock Incentive Plan provides for the following types of awards to employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights; (iii) restricted shares; (iv) performance units; and, (v) performance shares. The vesting schedule for granted restricted share awards is as follows: (i) three equal tranches aggregating 25% of the total award vesting in each of October 1999, 2000 and 2001; and, (ii) three equal tranches aggregating 75% of the total award subject to the achievement of "value creation" performance criteria established by the Compensation Committee for each of the three performance cycles commencing January 1, 1997 and ending December 31, 1999, 2000 and 2001, respectively. If and to the extent such criteria are achieved, half of the earned portion of a tranche relating to a particular performance-based cycle of the award vests immediately and the remainder vests in five equal annual installments commencing on the first anniversary of the end of the cycle.

  Stock options granted under the Stock Incentive Plan vest three years from the date of grant and expire ten years from the date of grant. All stock options have been granted at exercise prices equal to the market price of the Company's Common Stock on the date of grant. All grants under the Stock Incentive Plan fully vest in the event of a change-in-control (as defined by the plan) of the Company, or in the case of employees of a subsidiary of the Company, a change-in-control of the relevant subsidiary.

  The Company has authorization under the Stock Incentive Plan to grant awards for up to an additional 211,667 shares at December 31, 2000.

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
  Unearned restricted shares, based on the market value of the shares at each balance sheet date, are included as a separate component of Shareholders' equity and amortized over the restricted period.

  A summary of changes in the awards under the Stock Incentive Plan (other than awards to non-employee directors) is as follows:

                                            WEIGHTED-             WEIGHTED-
                               RESTRICTED    AVERAGE    STOCK      AVERAGE
                                 SHARES    GRANT PRICE OPTIONS  EXERCISE PRICE
                               ----------  ----------- -------  --------------
   Balance at December 31,
    1999...................... 2,212,224     $23.71    538,000      $21.75
   Vested and issued..........  (460,914)     23.70     (5,000)      19.00
   Canceled...................  (172,495)     23.75    (40,000)      21.24
   Granted....................       --                117,000       19.07
                               ---------               -------
   Balance at December 31,
    2000...................... 1,578,815     $23.73    610,000      $21.31
                               =========     ------    =======      ------

  For stock options outstanding at December 31, 2000, the range of exercise prices was $15.94 to $34.875 per share, and the estimated weighted-average remaining contractual life was 5 years. The weighted-average fair value of stock options at grant date approximated $9 per share 2000 using a Black-Scholes model with the following assumptions: expected dividend yield of 2.4%; risk-free interest rate of 6%; an expected life of 5 years; and, an expected volatility of 60% for 2000. At December 31, 2000, 266,000 options were exercisable at an average price of $20.35 per share option.

  Salary and Bonus Deferral Plan: The Company has a deferred compensation plan that permits officers, directors and certain management employees to defer a portion of their compensation on a pre-tax basis in the form of Common Stock. A rabbi trust (the "Trust") has been established to hold shares of Common Stock purchased in open market transactions to fund this obligation. Shares purchased by the Trust are reflected as Treasury stock, at cost, and, along with the related obligation for this plan, are included in Shareholders' equity. At December 31, 2000, 472,091 shares have been purchased at a total cost of $10 and are held in the Trust.

  Long-Term Incentive Plan: The Company has a Long-Term Incentive Plan for certain management employees. The plan provides for awards of Common Stock to be granted if annual EVA'R' targets are achieved. Such earned shares are held in a trust until vested, which is three years from the date of grant. Unvested shares will be forfeited.

  Executive Long-Term Incentive Plan: In 2000, the Company established a Long-Term Incentive Plan for its senior executives. One half of the award granted to each executive provides for Common Stock to be granted if annual EVA'r' targets are achieved. Such earned shares are held in a trust until vested, which is three years from the date of grant. Unvested shares will be forfeited. The remaining half of the award is based on the Company's performance against its peer group (companies in the Standard & Poor's Chemical Composite Index) over a three-year period. This award will be paid in cash.

NOTE 10--RELATED PARTY TRANSACTIONS

  One of the Company's subsidiaries purchases ethylene from Equistar at market-related prices pursuant to an agreement made in connection with the formation of Equistar. Under the agreement, the subsidiary is required to purchase 100% of its ethylene requirements for its La Porte, Texas facility up to a maximum of 330 million pounds per year. The initial term of the contract was through December 1, 2000 and automatically renews annually. Either party may terminate on one year's notice, and neither party has provided such notice.

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
  One of the Company's subsidiaries sells vinyl acetate monomer ("VAM") to Equistar at formula-based prices pursuant to an agreement entered into in connection with the formation of Equistar. Under this agreement, Equistar is required to purchase 100% of its VAM feedstock requirements for its La Porte, Texas and Clinton and Morris, Illinois plants, estimated to be 48 to 55 million pounds per year, up to a maximum of 60 million pounds per year ("Annual Maximum") for the production of ethylene vinyl acetate products at those locations. If Equistar fails to purchase at least 42 million pounds of VAM in any calendar year, the Annual Maximum quantity may be reduced by as much as the total purchase deficiency for one or more successive years. In order to reduce the Annual Maximum quantity, Equistar must be notified within at least 30 days prior to restricting the VAM purchases provided that the notice is not later than 45 days after the year of the purchase deficiency. The initial term of the contract was through December 31, 2000 and renews annually. Either party may terminate on one year's notice, and neither party has provided such notice.

  One of the Company's subsidiaries and Equistar have entered into various operating, manufacturing and technical service agreements. These agreements provide the subsidiary with certain utilities, administrative office space, and health, safety and environmental services.

NOTE 11--COMMITMENTS AND CONTINGENCIES

  Legal and Environmental: The Company and various of its subsidiaries are defendants in a number of pending legal proceedings incidental to present and former operations. These include several proceedings alleging injurious exposure of the plaintiffs to various chemicals and other materials manufactured by the Company's current and former subsidiaries. Typically, such proceedings involve large claims made by many plaintiffs against many defendants in the chemical industry. The Company does not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material adverse effect upon the consolidated financial position, results of operations or cash flows of the Company.

  Together with other alleged past manufacturers of lead pigments for use in paint and lead-based paint, a former subsidiary of a discontinued operation has been named as a defendant or third party defendant in various legal proceedings alleging that it and other manufacturers are responsible for personal injury and property damage allegedly associated with the use of lead pigments in paint and lead-based paint. The legal proceedings seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and nuisance. The plaintiffs in these actions generally seek to impose on the defendants responsibility for alleged damages and health concerns associated with the use of lead pigments in paint and lead-based paint. These cases are in various pre-trial stages. The Company is vigorously defending all litigation related to the use of lead. Although liability, if any, that may result is not reasonably capable of estimation, the Company believes that, based on information currently available, the disposition of such claims in the aggregate should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

  Certain Company subsidiaries have been named as defendants, potentially responsible parties ("PRPs"), or both, in a number of environmental proceedings associated with waste disposal sites and facilities currently or previously owned, operated or used by the Company's subsidiaries or their predecessors, some of which disposals or facilities are on the Superfund National Priorities List of the United States Environmental Protection Agency ("EPA") or similar state lists. These proceedings seek cleanup costs, damages for personal injury or property damage, or both. Certain of these proceedings involve claims for substantial amounts, individually ranging in estimates from less than $0.3 to $29. One potentially significant matter in which a Company subsidiary is a PRP concerns alleged PCB contamination of a section of the Kalamazoo River from Kalamazoo, Michigan to Lake Michigan for which a remedial investigation/feasibility study has been

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA) completed and submitted to the State of Michigan. This matter has been stayed and now is being addressed through the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") by the Kalamazoo River Study Group, of which the Company's subsidiary is a member.

  Celanese International Corporation ("Celanese") filed suit in 1999 against a Company subsidiary alleging infringement of a Celanese patent relating to acetic acid production technology. In this suit, Celanese seeks monetary damages and injunctive relief. The Company has substantial defenses to this lawsuit and is vigorously defending it.

  The Company believes that the range of potential liability for environmental and other legal contingencies, collectively, but which primarily relates to environmental remediation activities and other environmental proceedings, is between $100 and $105 and has accrued $105 as of December 31, 2000. The Company's ultimate liability in connection with these proceedings may depend on many factors, including the volume of material contributed to the sites, the number of other PRPs and their financial viability and the remediation methods and technologies to be used.

  Purchase Commitments: The Company has various agreements for the purchase of ore used in the production of TiO\\2\\, which expire in 2002. The total unconditional obligation to purchase the ore under these agreements is approximately $345. The Company has certain other agreements to purchase raw materials and utilities with various terms extending through 2020. The fixed and determinable portion of obligations under these purchase commitments at December 31, 2000 (at current exchange rates, where applicable) is as follows:

         2001.................................................. $ 35
         2002..................................................   35
         2003..................................................   32
         2004..................................................   32
         2005..................................................   32
         2006 through 2020.....................................  280
                                                                ----
         Total................................................. $446
                                                                ====

  One of the Company"s subsidiaries has entered into an agreement to toll acetic acid through a third-party VAM plant, thereby acquiring all of the VAM production at such plant not utilized by the third party. The tolling fee is based on the market price of ethylene, plus a processing charge. The term of the contract is from January 1, 2001 through December 31, 2006, and thereafter from year-to-year. The total commitment over the term of the contract is expected to be $334.

  Other Contingencies: The Company is organized under the laws of Delaware and is subject to United States federal income taxation of corporations. However, in order to obtain clearance from the United Kingdom Inland Revenue as to the tax-free treatment of the Demerger stock dividend for United Kingdom tax purposes for Hanson and Hanson's shareholders, Hanson agreed with the United Kingdom Inland Revenue that the Company will continue to be centrally managed and controlled in the United Kingdom at least until September 30, 2001. Hanson also agreed that the Company's Board of Directors will be the only medium through which strategic control and policy-making powers are exercised, and that board meetings almost invariably will be held in the United Kingdom during this period. The Company has agreed not to take, or fail to take, during such five-year period, any action that would result in a breach of, or constitute non-compliance with, any of the representations and undertakings made by Hanson in its agreement with the United Kingdom Inland Revenue and to indemnify Hanson against any liability and penalties arising out of a breach of such agreement. The Company's By-Laws provide for similar constraints.

                           MILLENNIUM CHEMICALS INC.

                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

  The Company and Hanson estimate that such indemnification obligation would have amounted to approximately $421, if it had arisen during the twelve months ended September 30, 1997, and that such obligation will decrease by approximately $84 on each October 1st prior to October 1, 2001, when it will expire.

  If the Company ceases to be a United Kingdom tax resident at any time, the Company will be deemed for purposes of United Kingdom corporation tax on chargeable gains to have disposed of all of its assets at such time. In such a case, the Company would be liable for United Kingdom corporation tax on chargeable gains on the amount by which the fair market value of those assets at the time of such deemed disposition exceeds the Company's tax basis in those assets. Accordingly, in such circumstances, the Company could incur a tax liability even though it has not actually sold the assets. Since it is impossible to predict the future value of the Company's assets, it is impossible to predict the magnitude of such liability, should it arise.

  Prior to the Demerger, the United States earnings of the Company were included in the consolidated federal income tax return filed by Hanson's ultimate United States parent which is now a subsidiary of the Company. Pursuant to an informal tax allocation agreement prior to the Demerger, the Company provided for income taxes as if it filed separate income tax returns. Accordingly, the Company had not reflected in the historical financial statements prior to the Demerger certain tax benefits arising out of the consolidated tax group (including certain predecessor entities, the "Consolidated Group") that became allocable to the Company once the Demerger was completed. Upon the Demerger, such tax benefits have been included in deferred taxes and accounted for as a capital transaction. Certain other operations of Hanson previously included in the Consolidated Group upon completion of the Demerger no longer qualified to be members of the Consolidated Group. The Company and certain of its subsidiaries have entered into tax sharing and indemnification agreements with Hanson or its subsidiaries in which the Company and/or its subsidiaries generally agreed to indemnify Hanson or its subsidiaries for income tax liabilities attributable to periods when such other operations were included in the consolidated tax returns of the Consolidated Group.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 2001
                             (AMOUNTS IN THOUSANDS)

                                   UNAUDITED

ASSETS
Current assets:
  Cash and cash equivalents........................................  $   26,814
  Trade receivables, net of reserves of $11,281....................      88,910
  Other receivables................................................      51,415
  Inventories......................................................     289,460
  Deferred domestic income taxes...................................      55,279
  Prepaid expenses.................................................      22,438
                                                                     ----------
    Total current assets...........................................     534,316
Due from Occidental Petroleum Corporation and affiliates, net......   3,261,246
Long-term receivables, net.........................................      20,499
Equity investments.................................................   1,154,919
Property, plant and equipment, net.................................   2,135,294
Other assets.......................................................     207,614
                                                                     ----------
                                                                     $7,313,888
                                                                     ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Notes payable to banks...........................................  $      631
  Current maturities of long-term debt and capital lease liabili-
   ties............................................................         591
  Accounts payable.................................................     265,682
  Accrued liabilities..............................................     209,635
                                                                     ----------
    Total current liabilities......................................     476,539
Long-term debt, net of current maturities and unamortized discount.     210,064
Capital lease liabilities, net of current maturities...............      25,733
Deferred credits and other liabilities:
  Deferred domestic and foreign income taxes.......................     855,830
  Due to Miller Springs Remediation Management, Inc................     172,472
  Other............................................................     486,450
                                                                     ----------
    Total deferred credits and other liabilities...................   1,514,752
Minority interest..................................................     245,573
Shareholder's equity:
  Common stock, $1.00 par value; authorized 50 million shares; is-
   sued 22.5 million shares........................................      22,500
  Additional paid-in capital.......................................   1,676,269
  Retained earnings................................................   3,200,684
  Accumulated other comprehensive income...........................     (58,226)
                                                                     ----------
    Total shareholder's equity.....................................   4,841,227
                                                                     ----------
                                                                     $7,313,888
                                                                     ==========

The accompanying notes are an integral part of this consolidated balance sheet.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 2001

                                   UNAUDITED

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 GENERAL

  The accompanying unaudited consolidated balance sheet has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in notes to consolidated financial statements have been condensed or omitted pursuant to such rules and regulations, but resultant disclosures are in accordance with generally accepted accounting principles as they apply to interim reporting. The consolidated balance sheet should be read in conjunction with the Occidental Chemical Holding Corporation (OCHC) audited balance sheet and the notes thereto as of December 31, 2000 (2000 Balance Sheet).

   In the opinion of OCHC's management, the accompanying consolidated balance sheet contains all adjustments (consisting only of normal recurring adjustments) necessary to present fairly OCHC's consolidated financial position as of June 30, 2001.

  Reference is made to Note 1 to the 2000 Balance Sheet for a summary of significant accounting policies.

 DERIVATIVE ACTIVITIES--

  OCHC periodically uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. OCHC does not use forward exchange contracts for speculative or trading purposes. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. There were no open forward exchange contracts at June 30, 2001.

  Effective January 1, 2001, OCHC implemented Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities and require an entity to recognize all derivatives in the statement of financial position and measure these instruments at fair value, and classify them as either assets or liabilities on the consolidated balance sheet. Changes in the derivative instruments' fair value must be recognized in earnings unless specific hedge accounting criteria are met. OCHC's initial adoption of SFAS No. 133 did not have a significant effect on OCHC's consolidated financial position.

(2)ACCOUNTING CHANGES

  In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 establishes new standards for accounting and reporting business combinations including the elimination of the pooling method of accounting. The standard applies to all business combinations initiated after June 30, 2001. OCHC has implemented the provisions of SFAS No. 141, which had no impact on the consolidated balance sheet.

  In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting and reporting requirements for acquired goodwill and intangible assets. The

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                           JUNE 30, 2001 (UNAUDITED)
provisions of this statement must be applied starting with fiscal years beginning after December 15, 2001. OCHC must implement SFAS No. 142 in the first quarter of 2002 and has not yet made a determination of its impact on the consolidated balance sheet.

(3)TRADE RECEIVABLES

  During the six months ended June 30, 2001, OCHC sold, with limited recourse, to an affiliate certain trade receivables under a revolving sale program in connection with the ultimate sale for cash of an undivided ownership interest in such receivables by the affiliate. OCHC has retained the collection responsibility with respect to the receivables sold. An interest in new receivables is sold monthly in noncash transactions representing the net difference between newly created receivables and collections made from customers. The net receivables balance sold as of June 30, 2001 was $530 million.

(4)INVESTMENTS

  Investments in entities in which OCHC has a voting interest of no more than 50 percent and certain partnerships are accounted for on the equity method. At June 30, 2001, OCHC's equity investments consisted of a 29.5% interest in Equistar Chemicals LP (Equistar), a petrochemical limited partnership, and various chemical partnerships and joint ventures. At June 30, 2001, OCHC's investment in equity investees exceeded the historical underlying equity in net assets by approximately $125 million, which is being amortized into income over 25 years.

  An indirect subsidiary of OCHC, Occidental Petrochem Partner GP, Inc. ("General Partner") holds a 0.001% general partner interest in Equistar. The General Partner has no independent operations of its own and its obligations as general partner have, under an agreement signed between OCHC and Equistar, been guaranteed by OCHC. Accordingly, the June 30, 2001 balance sheet of OCHC, as guarantor of certain of the General Partner's obligation, is presented. The General Partner had assets consisting of its investment in Equistar of $320,000, and invested capital, after intercompany balances, of $320,000 as of June 30, 2001.

(5)INVENTORIES

  A portion of inventories is valued under the last-in, first-out (LIFO) cost method which did not exceed market value, at June 30, 2001. The remaining inventories are stated at cost determined on the first-in, first-out (FIFO) and weighted-average-cost methods and did not exceed market value.

  Inventories consisted of the following as of June 30, 2001 (in thousands):

     Raw materials.................................................... $ 48,921
     Materials and supplies...........................................   52,538
     Work in process..................................................    2,186
     Finished goods...................................................  227,946
                                                                       --------
                                                                        331,591
     LIFO reserve.....................................................  (42,131)
                                                                       --------
     Total............................................................ $289,460
                                                                       ========

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                           JUNE 30, 2001 (UNAUDITED)

(6)PROPERTY, PLANT AND EQUIPMENT

  Reference is made to Note 7 to the 2000 Balance Sheet for a summary of property, plant and equipment.

(7)ACCRUED LIABILITIES

  Accrued liabilities include, among other items, the following as of June 30, 2001, (in thousands):

     Accrued invoices and costs........................................ $33,075
     Environmental reserve............................................. $25,000
     Accrued taxes, other than income taxes............................ $24,948
     Salaries, wages and other compensation............................ $33,481

(8)RETIREMENT PLANS AND POSTRETIREMENT BENEFITS

  Reference is made to Note 14 to the 2000 Balance Sheet for a summary of retirement plans and postretirement benefits.

(9)LAWSUITS, COMMITMENTS, CONTINGENCIES AND RELATED MATTERS

  OCHC and certain of its subsidiaries have been named as defendants or potentially responsible parties in a substantial number of lawsuits, claims and proceedings, including governmental proceedings under CERCLA and corresponding state acts. These governmental proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. OCHC, or any of its subsidiaries, is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. OCHC has accrued reserves at the most likely cost to be incurred in those proceedings where it is probable that OCHC will incur remediation costs which can be reasonably estimated. Maxus Energy Corporation has retained all liability for remediation in certain proceedings.

  OCHC has entered into agreements providing for minimum future payments to purchase certain raw materials, steam and water. At June 30, 2001, the net present value of the fixed and determinable portion of the obligations under these agreements, which were used to collateralize financings of the respective suppliers, are as follows for the twelve month periods ending June 30 (in thousands):

         2001.............................................. $ 26,845
         2002..............................................   25,107
         2003..............................................   23,481
         2004..............................................   21,964
         2005..............................................   20,503
         2006 through 2016.................................  119,406
                                                            --------
                                                            $237,306
                                                            ========

  OCHC purchases vinyls chloride monomer (VCM) from OxyMar, an unconsolidated subsidiary that owns an Ingleside, Texas VCM facility operated by OCHC. The purchases from OxyMar are made under the terms of a VCM purchase agreement that runs until such time as OCHC ceases to own an equity interest in OxyMar. The agreement requires OCHC to purchase at market prices a minimum of 700 million of the first 1.1 billion pounds of VCM produced and 530 million of the next 1.0 billion pounds produced each year. Additionally,

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                           JUNE 30, 2001 (UNAUDITED)
OCHC is obligated to purchase all of its ethylene feedstock requirements (not to exceed 2.55 billion pounds per year) from Equistar through 2013.

  Oxy Vinyls, LP (OxyVinyls), a consolidated subsidiary of OCHC, is a limited partnership which is 24 percent owned by PolyOne Corporation (PolyOne) and 76 percent owned and operated by OCHC. OxyVinyls sells polyvinyl chlroride (PVC) and VCM to PolyOne under the terms of separate sales agreements that expire in 2013. The PVC agreement requires PolyOne to purchase its and its affiliates' annual PVC requirements in North America from OxyVinyls in excess of 290 million pounds. PolyOne will pay a price based on cost and market considerations for the first 880 million pounds it purchases each year, and a competitive market price on any volumes greater than 880 million pounds in each year. PolyOne is required to purchase at market price all of its VCM requirements for production of PVC in North America under the VCM agreement. PolyOne receives an integration credit on the first 210 million pounds purchased in any year to compensate for surrendering purchasing power on major feedstocks.

  During the six months ended June 30, 2001, OxyVinyls purchased chlorine from Sunbelt Chlor Alkali Partnership (Sunbelt), an equity investee of PolyOne, under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing process facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year.

  OCHC has certain other commitments under contracts, guarantees and joint ventures, and certain other contingent liabilities, all in the ordinary course of business.

  It is impossible at this time to determine the ultimate liabilities that OCHC and its subsidiaries may incur resulting from the foregoing lawsuits, claims and proceedings, audits, commitments, contingencies and related matters. Several of these matters may involve substantial amounts and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such event could have a material adverse effect upon OCHC's consolidated financial position. However, in management's opinion, after taking into account reserves, it is unlikely that any of the foregoing matters will have a material adverse effect upon OCHC's consolidated financial position.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors,
Occidental Chemical Holding Corporation:

We have audited the accompanying consolidated balance sheet of Occidental Chemical Holding Corporation (a California corporation and indirect wholly-owned subsidiary of Occidental Petroleum Corporation) and subsidiaries as of December 31, 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We did not audit the financial statements of Equistar Chemicals, LP, an investment which is reflected in the accompanying consolidated balance sheet at December 31, 2000, using the equity method of accounting and for which summarized financial information is contained in Note 5. The investment in Equistar Chemicals, LP represents 14% of total assets as of December 31, 2000. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Equistar Chemicals, LP, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the balance sheet referred to above presents fairly, in all material respects, the financial position of Occidental Chemical Holding Corporation and subsidiaries as of December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Dallas, Texas
April 10, 2001

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 2000
                             (AMOUNTS IN THOUSANDS)

ASSETS
Current assets:
  Cash and cash equivalents........................................  $   51,569
  Trade receivables, net of reserves of $13,622....................     120,102
  Other receivables................................................      49,137
  Inventories......................................................     335,059
  Deferred domestic income taxes...................................      55,279
  Prepaid expenses.................................................      28,978
                                                                     ----------
    Total current assets...........................................     640,124
Due from Occidental Petroleum Corporation and affiliates, net......   3,233,243
Long-term receivables, net.........................................      28,573
Equity investments.................................................   1,194,594
Property, plant and equipment, net.................................   2,191,086
Other assets.......................................................     213,366
                                                                     ----------
                                                                     $7,500,986
                                                                     ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Notes payable to banks...........................................  $    2,456
  Current maturities of long-term debt and capital lease liabili-
   ties............................................................         826
  Accounts payable.................................................     325,807
  Accrued liabilities..............................................     303,116
                                                                     ----------
    Total current liabilities......................................     632,205
Long-term debt, net of current maturities and unamortized discount.     201,029
Capital lease liabilities, net of current maturities...............      25,773
Deferred credits and other liabilities:
  Deferred domestic and foreign income taxes.......................     855,830
  Due to Miller Springs Remediation Management, Inc................     184,796
  Other............................................................     513,815
                                                                     ----------
    Total deferred credits and other liabilities...................   1,554,441
Contingent liabilities and commitments (Note 10)
Minority interest..................................................     252,266
Shareholder's equity:
  Common stock, $1.00 par value; authorized 50 million shares; is-
   sued 22.5 million shares........................................      22,500
  Additional paid-in capital.......................................   1,676,269
  Retained earnings................................................   3,186,964
  Accumulated other comprehensive income...........................     (50,461)
                                                                     ----------
    Total shareholder's equity.....................................   4,835,272
                                                                     ----------
                                                                     $7,500,986
                                                                     ==========

The accompanying notes are an integral part of this consolidated balance sheet.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 2000

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 PRINCIPLES OF CONSOLIDATION AND MINORITY INTEREST

  The consolidated balance sheet includes the accounts of Occidental Chemical Holding Corporation, a California corporation (OCHC), and all entities where OCHC has a majority ownership of voting interests (subsidiaries). All material intercompany accounts have been eliminated. Investments in less than majority-owned enterprises are accounted for on the equity method (see Note 5).

  Oxy Vinyls L.P. (OxyVinyls) is a limited partnership which is 24 percent owned by PolyOne Corporation (formerly the Geon Company) and 76 percent owned and operated by OCHC. The consolidated balance sheet includes 100 percent of the accounts of OxyVinyls. PolyOne Corporation's 24 percent interest in OxyVinyls has been reflected as minority interest.

 NATURE OF OPERATIONS

  OCHC manufactures and markets, domestically and internationally, a variety of basic chemicals (principally chlorine and caustic soda), vinyls and specialty products. OCHC also has an interest in petrochemicals through its 29.5 percent ownership in the Equistar Chemicals, LP petrochemical limited partnership (Equistar). OCHC is a multinational organization whose outstanding common shares are all indirectly owned by Occidental Petroleum Corporation (Occidental).

 RISKS AND UNCERTAINTIES

  The process of preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of OCHC's financial position.

  Included in the accompanying consolidated balance sheet are deferred tax assets of $240 million, the noncurrent portion of which is netted against deferred income tax liabilities. Realization of these assets is dependent upon OCHC generating sufficient future taxable income. OCHC expects to realize the recorded deferred tax assets through future operating income and reversal of taxable temporary differences.

 RELATIONSHIP WITH OCCIDENTAL PETROLEUM CORPORATION

  As an indirect, wholly-owned subsidiary of Occidental, OCHC engages in transactions with Occidental and its other subsidiaries relating to tax sharing, insurance, borrowing, cash management, guarantees, advisory services and other matters. These transactions are reflected in due from Occidental and affiliates, net in the accompanying consolidated balance sheet. An Occidental subsidiary furnishes OCHC with data processing and other services for which OCHC has been charged at Occidental's approximate cost.

  OCHC's deficiency in or excess of funds is financed by or transferred to Occidental in conjunction with a consolidated cash management system under multiple agreements. Under one such agreement, interest was computed on the average intercompany balance between Occidental and OCHC at an agreed upon average annual rate of 6.6 percent in 2000.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
  Under another cash management agreement related to OxyVinyls, OCHC computes interest income and expense on a portion of OxyVinyls' gross amounts due to and from Occidental. The net amount receivable from Occidental under this agreement at December 31, 2000 was $46.0 million and is included in due from Occidental and affiliates, net. PolyOne Corporation has guaranteed $42.3 million of the amounts payable to Occidental under this agreement.

 TRANSLATION OF FOREIGN CURRENCIES

  OCHC has foreign subsidiaries and investments accounted for under the equity method located in Latin America, the Far East and Europe. Assets and liabilities of the foreign subsidiaries as well as OCHC's investments in less than majority-owned foreign companies are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date. Revenue and expense accounts for these subsidiaries are translated using the weighted average exchange rate during the period. The net effect of these transactions is included in accumulated other comprehensive income.

 CASH AND CASH EQUIVALENTS

  Cash equivalents consist of highly liquid money-market mutual funds and bank deposits with initial maturities of three months or less. Cash equivalents totaled approximately $24 million at December 31, 2000. See Note 10 regarding restricted bank deposits.

 OTHER ASSETS

  The excess of cost over fair value of net assets at acquisition date is amortized over 40 years. The net book value of these assets was $87.4 million at December 31, 2000. Other assets are being amortized over the estimated periods to be benefited, which do not exceed 28 years.

 ENVIRONMENTAL COSTS

  Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Reserves for estimated costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, OCHC uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Probable recoveries or reimbursements are recorded as an asset.

  Environmental reserves are discounted only when the aggregate amount of the estimated costs for a specific site and the timing of cash payments are reliably determinable. As of December 31, 2000, reserves that were recorded on a discounted basis were not material.

  In 1998, OCHC transferred environmental remediation liabilities associated with certain designated properties, amounting to $281 million at that time, to Miller Springs Remediation Management, Inc. (MS), an 87.5% indirectly owned subsidiary of Occidental. This transfer was made in order to more effectively manage the environmental remediation liabilities and related costs at the designated properties and to provide financial incentives for the efficient resolution of such liabilities. In connection with this transfer, MS assumed full responsibility for remediation of the designated properties covered by these liabilities, including any future

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
changes in the cost or scope of such remediation. However, under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and analogous state laws, courts have discretion under certain circumstances to hold potentially responsible parties jointly and severally liable until all required remediation efforts have been completed. Accordingly, even though MS has fully assumed remediation liabilities at the designated properties, OCHC may be held liable until the required remediation efforts at those properties are completed or for any remaining liability not assumed or funded by MS.

  The environmental reserves are included in accrued liabilities, other noncurrent liabilities and due to MS in the accompanying consolidated balance sheet and amounted to $25.0 million, $46.0 million and $184.8 million, respectively, at December 31, 2000.

 MAJOR MAINTENANCE EXPENDITURES

  OCHC uses the accrue-in-advance method to account for major maintenance turnaround expenditures. Under this method, an estimate is made of the costs expected to be incurred in connection with the next planned periodic maintenance shutdown. That estimate is then accrued on a straight-line basis over the period of time until the next planned major maintenance shutdown occurs. Accrued liabilities included $15.7 million as of December 31, 2000, for major maintenance turnaround.

 DERIVATIVE ACTIVITIES

  OCHC periodically uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. OCHC does not use forward exchange contracts for speculative or trading purposes. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. There were no open forward exchange contracts at December 31, 2000.

  SFAS No. 133--"Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137--"Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," and SFAS 138--"Accounting for Certain Derivative Instruments and Certain Hedging Activities," is effective for OCHC as of January 1, 2001. These statements establish accounting and reporting standards for derivative instruments and hedging activities and require an entity to recognize all derivatives in the statement of financial position and measure those instruments at fair value. Changes in the derivative instrument's fair value must be recognized into earnings unless specific hedge accounting criteria are met. Adoption of these new accounting standards in the first quarter of 2001 did not have a significant effect on OCHC's consolidated financial position.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

  OCHC values financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The carrying amounts of cash and cash equivalents and short-term notes payable approximate fair value because of the short maturity of those instruments. OCHC estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OCHC for debt of similar rating and similar remaining maturities. The estimated fair value of OCHC's long-term debt at December 31, 2000 was $198.9 million, compared with a carrying value of $201.0 million (see Note 9).

  The carrying value of other on-balance sheet financial instruments approximates fair value. However, the fair value of due from Occidental and affiliates, net cannot be practicably determined due to the related party nature of the balances. The cost, if any, to terminate off-balance sheet financial instruments is not significant.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000

(2)ACQUISITIONS AND DISPOSITIONS

  In November 2000, an OCHC subsidiary assumed a 28.6 percent interest in OxyMar, a Texas general partnership that owns the Ingleside, Texas vinyl chloride monomer (VCM) facility operated by OCHC. The interest was acquired from U.S. VCM Corporation, an affiliate of Marubeni Corporation, which continues to own a 21.4 percent interest and remains a 50 percent partner for corporate governance purposes. OxyVinyls owns the remaining 50 percent interest. In connection with the acquisition, OCHC received proceeds of $37.2 million in return for Occidental guaranteeing an additional $110 million of OxyMar's debt.

  On November 1, 2000, OCHC completed the sale of its Durez phenolic resins and compounding businesses and assets to Sumitomo Bakelite Co., Ltd. for gross proceeds of approximately $150 million. Manufacturing facilities included in the sale are located in Niagara Falls, New York; Kenton, Ohio; Fort Erie, Ontario, Canada; and Genk, Belgium, as well as OCHC's share in joint ventures located in Japan, Singapore, Indonesia and Canada. OCHC recognized a $34 million pre-tax gain on this disposition of assets.

  On April 18, 2000, OCHC completed the sale of its 29.2 percent interest in Canadian Occidental Petroleum Ltd. (CanadianOxy) for gross proceeds of approximately $788 million, following approval of the sale by CanadianOxy stockholders. Of OCHC's 40.2 million shares of CanadianOxy, 20.2 million were sold to the Ontario Teachers Pension Plan Board and 20 million to CanadianOxy. In addition, OCHC sold equity interests in two chemical partnerships to CanadianOxy for gross proceeds of approximately $38 million. These sales resulted in a combined net pre-tax gain of approximately $501 million.

(3)ACCOUNTING CHANGES

  In the fourth quarter of 2000, OCHC adopted the disclosure provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a Replacement of FASB Statement No. 125," which revises disclosure standards for asset securitizations and other financial asset transfers. SFAS No. 140 also contains provisions which revise certain criteria for accounting for securitization, financial asset transfers and collateral. These provisions will be adopted by OCHC on April 1, 2001. Management believes the implementation of all of the provisions of SFAS No. 140 will not have an impact on OCHC's consolidated financial position.

(4)TRADE RECEIVABLES

  During 2000, OCHC sold, with limited recourse, to an affiliate certain trade receivables under a revolving sale program in connection with the ultimate sale for cash of an undivided ownership interest in such receivables by the affiliate. OCHC has retained the collection responsibility with respect to the receivables sold. An interest in new receivables is sold monthly in noncash transactions representing the net difference between newly created receivables and collections made from customers. The net receivables balance sold as of December 31, 2000 was $371 million. In January 2001, OCHC replaced the existing agreement with a similar one.

(5)INVESTMENTS

  Investments in entities in which OCHC has a voting interest of no more than 50 percent and certain partnerships are accounted for on the equity method. At December 31, 2000, OCHC's equity investments consisted of a 29.5 percent interest in Equistar and various chemical partnerships and joint ventures. See
Note 2 regarding the sale of the CanadianOxy equity investment during 2000. Equity investments paid dividends of $97 million to OCHC in 2000. At December 31, 2000, OCHC's investment in equity investees exceeded the

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
historical underlying equity in net assets by approximately $128 million, which is being amortized into income over periods not exceeding 40 years.

  The following table presents summarized financial information of OCHC's equity method investments as of December 31, 2000 (in thousands):

                                                                          ALL
                                                              EQUISTAR   OTHERS
                                                             ---------- --------
     Current assets......................................... $1,331,808 $208,998
     Noncurrent assets...................................... $5,250,215 $669,212
     Current liabilities.................................... $  742,847 $106,196
     Noncurrent liabilities................................. $2,299,540 $613,986
     Equity................................................. $3,539,636 $158,028

  An indirect subsidiary of OCHC, Occidental Petrochem Partner GP, Inc. ("General Partner") holds a 0.001% general partner interest in Equistar. The General Partner has no independent operations of its own and its obligations as general partner have, under an agreement signed between OCHC and Equistar, been guaranteed by OCHC. Accordingly, the audited balance sheet of OCHC, as guarantor of certain of the General Partner's obligation, is presented at December 31, 2000. The General Partner had assets consisting of its investment in Equistar of $321,000, and invested capital, after intercompany balances, of $321,000 as of December 31, 2000.

(6)INVENTORIES

  Inventories of approximately $249 million were valued under the last-in, first-out (LIFO) method, which did not exceed market value, at December 31, 2000. The remaining inventories are stated at cost determined on the first-in, first-out (FIFO) and weighted-average-cost methods and did not exceed market value.

  Inventories consisted of the following as of December 31, 2000 (in thousands):

     Raw materials.................................................... $ 60,230
     Materials and supplies...........................................   53,642
     Work in process..................................................    2,066
     Finished goods...................................................  278,872
                                                                       --------
                                                                        394,810
     LIFO reserve.....................................................  (59,751)
                                                                       --------
     Total............................................................ $335,059
                                                                       ========

  Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal inventory valuation policy.

(7)PROPERTY, PLANT AND EQUIPMENT

  Property additions and major renewals and improvements are capitalized at cost. Leases that qualify as capital leases have been capitalized at the present value of future minimum lease payments. Depreciation of plant and equipment is primarily provided using the unit-of-production method based on estimated total productive life.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
  Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets. Capitalized interest is calculated based on the average borrowing rate of Occidental, unless a specific new borrowing is associated with the qualifying asset, in which case the interest rate on that borrowing is used as the capitalization rate. The amount of interest capitalized was $1.5 million in 2000.

  Property, plant and equipment at December 31, 2000 consisted of the following (in thousands):

     Land and land improvements..................................... $  102,966
     Buildings......................................................    273,618
     Machinery and equipment........................................  3,140,596
     Construction in progress.......................................    121,486
                                                                     ----------
                                                                      3,638,666
     Accumulated depreciation and amortization...................... (1,447,580)
                                                                     ----------
     Property, plant and equipment, net............................. $2,191,086
                                                                     ==========

(8)ACCRUED LIABILITIES

  Accrued liabilities include, among other items, the following as of December 31, 2000 (in thousands):

     Accrued invoices and costs........................................ $47,460
     Environmental reserve............................................. $25,000
     Accrued taxes, other than income taxes............................ $37,712
     Salaries, wages and other compensation............................ $45,720

(9)LONG-TERM DEBT

  Long-term debt at December 31, 2000 consisted of the following (in thousands):

     Solid waste disposal and pollution control bonds,
      5.5% through 9.5%, due through 2030............................. $129,330
     Refunding revenue bonds, variable rate,
      4.65% at December 31, 2000, due in 2018.........................   46,500
     Loan payable to Canadian bank under credit agreement,
      variable rate, 7.8% at December 31, 2000, due in 2004...........   28,000
                                                                       --------
                                                                        203,830
     Less: unamortized discount, net..................................   (2,048)
     Less: current maturities.........................................     (753)
                                                                       --------
       Long-term debt................................................. $201,029
                                                                       ========

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
  Minimum principal payments on long-term debt subsequent to 2000 are as follows (in thousands):

         2001.............................................. $    753
         2002..............................................      752
         2003..............................................    4,433
         2004..............................................   28,632
         2005..............................................    2,310
         Thereafter........................................  166,950
                                                            --------
                                                            $203,830
                                                            ========

  Unamortized discount, net is being amortized to interest expense over the lives of the related issues.

  Certain of OCHC's debt obligations, such as certain pollution control bonds and other types of bonds issued through public authorities, are secured by the equipment purchased with the proceeds of the bond financing.

  At December 31, 2000, $178 million of OCHC's long-term debt, including current maturities, was guaranteed by Occidental.

(10)LEASE COMMITMENTS

  Operating and capital lease agreements frequently include renewal and/or purchase options and require OCHC to pay for utilities, taxes, insurance and maintenance expense.

  At December 31, 2000, future net minimum lease payments for capital and operating leases were the following (in thousands):

                                                              CAPITAL  OPERATING
                                                              -------  ---------
     2001.................................................... $ 1,205  $ 64,958
     2002....................................................   1,205    47,043
     2003....................................................   1,205    38,253
     2004....................................................   1,205    24,666
     2005....................................................   1,205    18,006
     Thereafter..............................................  41,931   142,047
                                                              -------  --------
     Total minimum lease payments............................  47,956  $334,973
                                                                       ========
     Less: imputed interest.................................. (22,110)
     Less: current maturities................................     (73)
                                                              -------
     Present value of long-term capital lease liabilities.... $25,773
                                                              =======

  OxyVinyls leases certain manufacturing facilities in LaPorte, Texas, and railcars under the terms of various related agreements dated April 30, 1999 (collectively, the LaPorte Lease). The initial lease term extends through April 20, 2004 and has a provision for annual renewals for an additional five years. Upon termination of the LaPorte Lease, OxyVinyls may purchase the assets based upon their estimated fair values. In the event OxyVinyls does not purchase the assets, the LaPorte Lease provides a residual value guarantee by OxyVinyls of approximately $152 million. Currently, OxyVinyls does not expect to make payments under this provision. Total estimated future rental commitments of $32.5 million under the LaPorte Lease are included in the net operating lease commitments above. Actual rent payments under the LaPorte Lease are calculated using

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
variable interest rates. OxyVinyls has restricted bank deposits included in cash and cash equivalents in the accompanying consolidated balance sheets associated with the LaPorte Lease of $3.6 million as of December 31, 2000. OxyVinyls earns interest on these deposits, which will be returned to OxyVinyls upon termination of the LaPorte Lease. All obligations under the LaPorte Lease are guaranteed by Occidental.

  At December 31, 2000, sublease rental amounts included in the net operating lease commitments above totaled $98 million, as follows (in millions): 2001-- $8, 2002--$7, 2003--$7, 2004--$7, 2005--$7, 2006 and thereafter--$62. In addition, OCHC has undertaken certain commitments in connection with the construction and leasing of a co-generation facility in Louisiana. Upon completion of construction and satisfaction of certain other conditions, lease payments are expected to commence on or before December 31, 2002.

(11)LAWSUITS, COMMITMENTS, CONTINGENCIES AND RELATED MATTERS

  OCHC and certain of its subsidiaries have been named as defendants or as potentially responsible parties in a substantial number of lawsuits, claims and proceedings, including governmental proceedings under CERCLA and corresponding state acts. These governmental proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. OCHC, or any of its subsidiaries, is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. OCHC has accrued reserves at the most likely cost to be incurred in those proceedings where it is probable that OCHC will incur remediation costs which can be reasonably estimated. Maxus Energy Corporation has retained all liability for remediation in certain proceedings.

  During the course of its operations, OCHC is subject to audit by taxing authorities for varying periods in various tax jurisdictions.

  OCHC has entered into agreements providing for minimum future payments to purchase certain raw materials, steam and water. At December 31, 2000, the net present value of the fixed and determinable portion of the obligations under these agreements, which were used to collateralize financings of the respective suppliers, are as follows (in thousands):

         2001............................................. $  27,743
         2002.............................................    25,947
         2003.............................................    24,266
         2004.............................................    22,696
         2005.............................................    21,232
         2006 through 2016................................   129,293
                                                           ---------
                                                           $ 251,177
                                                           =========

  OCHC purchases VCM from OxyMar under the terms of a VCM purchase agreement that runs until such time as OCHC ceases to own an equity interest in OxyMar. The agreement requires OCHC to purchase at market prices a minimum of 700 million of the first 1.1 billion pounds of VCM produced and 530 million of the next 1.0 billion pounds produced each year. Total purchases under the agreement were $305 million in 2000. OCHC is also obligated to purchase all of its ethylene feedstock requirements (not to exceed 2.55 billion pounds per year) from Equistar through 2013. Purchases under this agreement were $368 million in 2000.

  OxyVinyls sells PVC and VCM to PolyOne Corporation (PolyOne) under the terms of separate sales agreements that expire in 2013. The PVC agreement requires PolyOne to purchase its and its affiliates' annual

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
PVC requirements in North America from OxyVinyls in excess of 290 million pounds. PolyOne will pay a price based on cost and market considerations for the first 880 million pounds it purchases each year, and a competitive market price on any volumes greater than 880 million pounds in each year. PolyOne is required to purchase at market price all of its VCM requirements for production of PVC in North America under the VCM agreement. PolyOne receives an integration credit on the first 210 million pounds purchased in any year to compensate for surrendering purchasing power on major feedstocks. Sales of PVC and VCM to PolyOne under the terms of these agreements were approximately $297 million in 2000.

  During 2000, OxyVinyls purchased $38.7 million of chlorine from Sunbelt Chlor Alkali Partnership (Sunbelt), an equity investee of PolyOne, under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing process facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year.

  OCHC has certain other commitments under contracts, guarantees and joint ventures, and certain other contingent liabilities, all in the ordinary course of business.

  It is impossible at this time to determine the ultimate liabilities that OCHC and its subsidiaries may incur resulting from the foregoing lawsuits, claims and proceedings, audits, commitments, contingencies and related matters. Several of these matters may involve substantial amounts, and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such event could have a material adverse effect upon OCHC's consolidated financial position. However, in management's opinion, after taking into account reserves, it is unlikely that any of the foregoing matters will have a material adverse effect upon OCHC's consolidated financial position.

(12)DOMESTIC AND FOREIGN INCOME AND OTHER TAXES

  OCHC and its 80 percent or more owned domestic subsidiaries are included in the consolidated U.S. federal income tax return and in certain unitary state income tax returns of Occidental, which allocates a portion of the income tax provision for these returns to OCHC. Deferred income taxes are recorded at enacted rates to recognize the future effects of temporary differences which arise between financial statement assets and liabilities and their basis for income tax reporting purposes. Current and deferred income tax provisions are based on taxable income determined as though OCHC filed as an independent company, making the same tax return elections used in Occidental's consolidated U.S. federal return. Occidental also permits OCHC to recognize income tax benefits for current year operating losses and deductible temporary differences without limiting such benefits. Any unpaid current income tax allocations are included in due from Occidental and affiliates, net, in the accompanying consolidated balance sheet. OCHC also records current and deferred income tax provisions for operations required to be reported in separate tax returns, the current portion of which is included in prepaid expenses as of December 31, 2000 in the accompanying consolidated balance sheet.

  Deferred tax liabilities of approximately $63 million at December 31, 2000 have not been recognized for temporary differences of $147 million related to OCHC's investment in certain foreign subsidiaries, primarily as a result of unremitted earnings of these subsidiaries, as it is OCHC's intention, generally, to reinvest such earnings permanently.

  The foreign currency translation adjustment included in other comprehensive income was net of an income tax charge of $1.7 million in 2000.

  Deferred income taxes reflect the future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. At December 31, 2000, OCHC had deferred tax

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
assets of $240 million and deferred tax liabilities of $1.0 billion. The temporary differences resulting in deferred tax assets and liabilities are primarily related to property, plant and equipment, environmental and other business reserves, and postretirement benefit accruals.

  In connection with the transfer of certain postretirement benefit accruals in 1999 (see Note 14) and certain environmental remediation liabilities in 1998 (see Note 1), approximately $50 million and $109 million, respectively, of deferred tax assets were transferred by OCHC through an intercompany account included in due from Occidental and affiliates, net. Additionally, in connection with the transfer to OCHC of certain casualty insurance reserves in 1999, approximately $21 million of deferred tax assets were transferred to OCHC through an intercompany account included in due from Occidental and affiliates, net.

(13)STOCK INCENTIVE PLANS

  Certain OCHC executives participate in various Occidental stock incentive plans. During 2000, 1,555,000 options to purchase common stock of Occidental, respectively, were granted to OCHC executives. Generally, these options vest over three years with a maximum term of ten years and one month.

  Performance stock awards by Occidental were made to various executive officers pursuant to the 1995 Incentive Stock Plan. The number of shares of Occidental common stock to be received, under these awards, by such officers at the end of the performance period will depend on the attainment of performance objectives based on a combination of peer company comparison of total stockholder return for such period and return on assets of OCHC. The grantees will receive shares of Occidental common stock in an amount ranging from zero to 200 percent of the Target Share Award (as such amount is defined in the grant). The shares vest or fail to vest by the end of the four-year performance term. In 2000, awards for 70,116 target shares were granted to OCHC executive officers at a weighted-average grant-date value of $21.625 per share.

  In 1997, 875,000 performance stock options were granted to certain executive officers at an exercise price of $25.375. Under the terms of these grants, as amended in 1999, these options expire ten years from the grant date and will become vested upon the earlier of the following events occurring, at which time the grants become fully vested and exercisable: (a) for twenty consecutive trading days, the New York Stock Exchange closing price of Occidental common stock must be $25; or (b) July 2, 2002. As of December 31, 2000, none of the options were exercisable. Any income effect will be recognized at the time the options are exercisable.

(14)RETIREMENT PLANS AND POSTRETIREMENT BENEFITS

  OCHC participates in various defined contribution retirement plans sponsored by Occidental for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by OCHC based on plan-specific criteria, such as base pay, age level, and/or employee contributions.

  OCHC provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OCHC as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period.

  In July 1999, OCHC transferred certain postretirement benefit obligations to Oxy Retiree Medical Management, Inc. (ORMMI), a consolidated subsidiary of Occidental. ORMMI was established in order to more effectively manage certain Occidental postretirement benefit obligations The accompanying consolidated

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
balance sheet as well as the benefit information provided in this note include all postretirement benefit obligations and related charges of OCHC including those transferred to ORMMI.

  Pension costs for OCHC's defined benefit pension plans, determined by independent actuarial valuations, are generally funded by payments to trust funds, which are administered by independent trustees.

  In 2000, OCHC recorded adjustments to accumulated other comprehensive income of $1.5 million to reflect the net-of-tax difference between the additional liability required under pension accounting provisions and the corresponding intangible asset.

  OCHC's defined benefit pension and postretirement benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

  The following table sets forth the reconciliation of the beginning and ending balances of the benefit obligation for OCHC's defined benefit pension and postretirement benefit plans (in thousands):

                                                                  POSTRETIREMENT
                                                 PENSION BENEFITS    BENEFITS
                                                 ---------------- --------------
   Changes in benefit obligation:
     Benefit obligation--January 1, 2000.......      $162,383        $233,237
       Service cost--benefits earned during the
        period.................................         2,133           2,752
       Interest cost on projected benefit obli-
        gation.................................        11,879          18,221
       Employee contributions..................            86             --
       Actuarial loss..........................         1,938          14,058
       Foreign currency exchange rate changes..        (1,171)            --
       Benefits paid...........................       (14,472)        (23,007)
       Plan amendments.........................           472             --
       Divestitures (related to Durez business-
        es)....................................       (15,703)            --
       Curtailments and settlements............           701          (7,743)
                                                     --------        --------
     Benefit obligation--December 31, 2000.....      $148,246        $237,518
                                                     ========        ========

  The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets for OCHC's defined benefit pension plans (in thousands):

                                                                PENSION BENEFITS
                                                                      2000
                                                                ----------------
     Changes in plan assets:
       Fair value of plan assets--January 1, 2000..............     $179,456
         Actual return on plan assets..........................        9,367
         Foreign currency exchange rate changes................         (831)
         Employer contributions................................        1,156
         Employee contributions................................           86
         Benefits paid.........................................      (14,472)
         Divestitures (related to Durez businesses)............      (16,639)
                                                                    --------
       Fair value of plan assets--December 31, 2000............     $158,123
                                                                    ========

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 2000
  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $33 million, $30 million and $28 million, respectively, as of December 31, 2000.

  The weighted average discount rate used in determining the benefit obligations was 7.75 percent as of December 31, 2000. The weighted average rate of increase in future compensation levels used in determining the benefit obligations was approximately 4.5 percent in 2000. The expected weighted average long-term rate of return on assets was 9 percent in 2000.

  The postretirement benefit obligation was determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a Consumer Price Index (CPI) increase of 3 percent as of December 31, 2000 (beginning in 1993, participants other than certain union employees pay for all medical cost increases in excess of increases in the CPI). For certain union employees, the health care cost trend rates were projected at annual rates ranging ratably from 7 percent in 2000 to 5 percent through the year 2004 and level thereafter. A 1 percent increase or a 1 percent decrease in these assumed health care cost trend rates would result in an increase or reduction of $12 million in the postretirement benefit obligation as of December 31, 2000 and an increase or reduction of $1 million in interest cost in 2000. The annual service cost would not be materially affected by these changes.

  The following table sets forth the funded status and amounts recognized in OCHC's consolidated balance sheet for the defined pension and postretirement benefit plans at December 31, 2000 (in thousands):

                                                                  POSTRETIREMENT
                                                 PENSION BENEFITS    BENEFITS
                                                 ---------------- --------------
     Funded status..............................     $  9,877       $(237,518)
     Unrecognized net transition obligation.....        1,921             --
     Unrecognized prior service cost............        2,828           9,587
     Unrecognized net loss......................        8,579             863
                                                     --------       ---------
     Net amount recognized......................     $ 23,205       $(227,068)
                                                     ========       =========
     Prepaid benefit cost.......................     $ 32,525       $     --
     Accrued benefit liability..................      (10,669)       (227,068)
     Intangible asset...........................          --              --
     Accumulated other comprehensive income.....        1,349             --
                                                     --------       ---------
     Net amount recognized......................     $ 23,205       $(227,068)
                                                     ========       =========

(15)RELATED PARTY TRANSACTIONS

  At December 31, 2000, OCHC had receivables of $33.3 million from equity method investees. Additionally, liabilities of $31.7 million to equity method investees were included in accounts payable in the accompanying consolidated balance sheet at December 31, 2000.

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                                   PROSPECTUS

                             EQUISTAR CHEMICALS, LP

                          EQUISTAR FUNDING CORPORATION

                                  $700,000,000

                                 OFFER TO ISSUE

                                   REGISTERED

                         10 1/8% SENIOR NOTES DUE 2008

                                IN EXCHANGE FOR

                                ALL OUTSTANDING

                         10 1/8% SENIOR NOTES DUE 2008

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